As filed with the Securities and Exchange Commission on April 24, 2019.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CITIZENS COMMUNITY BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	6021	20-5120010
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

2174 EastRidge Center

Eau Claire, WI 54701

(715) 836-9994

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Stephen M. Bianchi

Chief Executive Officer

Citizens Community Bancorp, Inc.

2174 EastRidge Center

Eau Claire, WI 54701

Phone: (715) 836 9994

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Joseph T. Kinning, Esq. Briggs and Morgan, PA 2200 IDS Center 80 South 8th Street Minneapolis, Minnesota 55402 (612) 977-8400	Peter J. Wilder, Esq. Godfrey & Kahn, S.C. 833 East Michigan Street Suite 1800 Milwaukee, WI 53202 (414) 273-3500

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and completion of the merger of F&M Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Citizens Community Bancorp, Inc. (“Citizens”), with and into F. & M. Bancorp. of Tomah, Inc. (“F&M”), as described in the Agreement and Plan of Merger, dated January 21, 2019, among F&M, Citizens and Merger Sub.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.01 per share	333,071(1)	N/A	$3,240,127.41(2)	$392.70(3)

(1)

This registration statement covers the estimated maximum number of shares of common stock, par value $0.01 per share, of the Registrant to be issued upon completion of the merger described in this registration statement.

(2)

Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rules 457(f)(2) and 457(f)(3) under the Securities Act of 1933, as amended (the “Securities Act”), the aggregate offering price of the common stock shares was calculated as follows: (a) 216,541, the estimated number of F. & M. Bancorp. of Tomah, Inc.’s (“F&M”) common stock to be exchanged and cancelled for shares of the Registrant’s common stock, multiplied by (b) $99.01, the book value per share of F&M’s common stock as of the latest practicable date, minus $18,199,597, the estimated aggregate amount of cash to be paid by the Registrant to F&M shareholders in connection with the merger described herein.

(3)	Computed in accordance with Rule 457(f) under the Securities Act to be 392.70, which is equal to 0.0001212 multiplied by the proposed maximum aggregate offering price of $3,240,127.41.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is subject to completion and amendment. A registration statement relating to the securities described in this proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction, in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 24, 2019

F. & M. BANCORP. OF TOMAH, INC.

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholder:

On January 21, 2019, F. & M. Bancorp. of Tomah, Inc., or F&M, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) with Citizens Community Bancorp, Inc., or Citizens, and F&M Merger Sub, Inc., or Merger Sub, a wholly-owned subsidiary of Citizens. The merger agreement provides for the combination of F&M and Citizens.

Under the terms of the merger agreement, Merger Sub will merge with and into F&M, with F&M being the surviving corporation and becoming a wholly-owned subsidiary of Citizens (which we refer to as the “merger”). Immediately following the merger, F&M will merge with and into Citizens, with Citizens being the surviving corporation (which we refer to as the “holdco merger”). Immediately following the holdco merger, Farmers & Merchants Bank, or F&M Bank, F&M’s wholly-owned bank subsidiary, will merge with and into Citizens Community Federal, National Association, or CCF Bank, Citizens’ wholly owned bank subsidiary, with CCF Bank being the surviving bank (which we refer to as the “bank merger,” and, together with the merger and the holdco merger, as the “mergers”). These transactions, if completed, will result in the combination of two community banking organizations focused on customer service, building relationships and enhancing shareholder value.

If the merger is completed, you will have the right to receive, for each share of F&M common stock you own, approximately $84.05 in cash, without interest (which we refer to as the “cash consideration”) and 1.3350 shares of Citizens common stock (which we refer to as the “stock consideration”), subject in each case to adjustment pursuant to the merger agreement. The cash consideration and the stock consideration are collectively referred to as the “merger consideration.”

The merger consideration is subject to certain adjustments under the merger agreement. The cash consideration to be received for each share of F&M common stock is determined based on the aggregate cash consideration of approximately $18,199,597, as adjusted in accordance with the merger agreement based on the amount of F&M’s estimated common stockholders’ equity on the closing date, divided by the number of shares of F&M Common Stock issued and outstanding immediately prior to the effective time of the merger. The stock consideration is subject to a pricing collar adjustment in certain circumstances based on the average of the price of the Citizens common stock for a 10 trading day period prior to the closing. Therefore, the cash consideration to be received and the number of shares of Citizens common stock to be received in exchange for each share of F&M common stock may be adjusted higher or lower pursuant to the merger agreement at closing.

The value of the stock consideration will fluctuate as the market price of Citizens common stock fluctuates before the completion of the merger, and may be more or less than the value of the stock consideration on the date of the special meeting. In addition, the cash consideration and the number of shares ultimately received may change as described above. Based on the closing stock price of Citizens common stock on the NASDAQ Global Market (which we refer to as the “NASDAQ”) on January 18, 2019, the last full trading day before the public announcement of the merger, of $11.05, the value of the stock consideration was $14.75 per share of F&M common stock. You should obtain current stock price quotations for Citizens common stock before you vote at the special meeting. Citizens common stock is listed on the NASDAQ and quoted under the symbol “CZWI.” Assuming for purposes of illustration only that the aggregate cash consideration payment made by Citizens is $18,199,597, you will receive a total value of $[●] in a combination of $84.05 in cash and 1.3350 shares of Citizens common stock for each of your F&M shares of common stock based on the $[●] closing price of Citizens common stock on [●].

The merger cannot be completed unless the merger agreement is adopted by the affirmative vote of the holders of a majority of the outstanding shares of F&M common stock entitled to vote thereon at the special meeting of F&M shareholders to be held on [●], 2019, at [●], Central Time, at [●].

Your vote is very important, regardless of the number of shares of F&M common stock you own. To ensure your representation at the special meeting, please take time to vote by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting. Failure to vote has the same effect as a vote AGAINST the merger agreement.

F&M’s board of directors unanimously recommends that F&M shareholders vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. In considering the recommendation of the board of directors of F&M, you should be aware that certain directors and executive officers of F&M have interests in the merger that may be different from, or in addition to, the interests of F&M shareholders generally. See the section entitled “Interests of F&M’s Directors and Executive Officers in the Merger” beginning on page 87 of the accompanying proxy statement/prospectus. Also, F&M’s directors, executive officers and a major shareholder have agreed to vote in favor of approving merger pursuant to voting agreements entered into with Citizens. See the section entitled “Voting Agreement with Certain F&M Shareholders” beginning on page 85 of the accompanying proxy statement/prospectus.

The accompanying proxy statement/prospectus describes the special meeting of F&M shareholders, the merger, the documents relating to the merger and other related matters. Please read carefully the entire proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 32, for a discussion of the risks relating to the proposed merger, and the Annexes to this proxy statement/prospectus.

If you have any questions regarding the merger or the accompanying proxy statement/prospectus, you may contact F&M at (608) 372-2126.

Sincerely,

John Rose

Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is [●], 2019 and it is first being mailed or otherwise delivered to F&M shareholders on or about [●], 2019.

F. & M. BANCORP. OF TOMAH, INC.

1001 SUPERIOR AVENUE

TOMAH, WI 54660

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on                     , 2019

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of F. & M. Bancorp. of Tomah, Inc., a Wisconsin corporation (which we refer to as “F&M”), will be held on [●], 2019, at [●], Central Time, at [●], to consider and vote upon the following matters:

1.

a proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 21, 2019, as such agreement may be amended from time to time (which we refer to as the “merger agreement”), among F&M, Citizens Community Bancorp, Inc., a Maryland corporation (which we refer to as “Citizens”), and F&M Merger Sub, Inc., a Minnesota corporation and wholly-owned subsidiary of Citizens (which we refer to as “Merger Sub”), and the merger of Merger Sub with and into F&M (which we refer to as the “merger”), as more fully described in this proxy statement/prospectus (which we refer to as the “merger proposal”); and

2.

a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement (which we refer to as the “adjournment proposal”).

The record date for the special meeting is                     , 2019. Only shareholders of record as of the close of business on                         , 2019 are entitled to notice of, and to vote at, the special meeting. All shareholders of record as of that date are cordially invited to attend the special meeting in person. Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of F&M common stock entitled to vote thereon at the special meeting. Approval of the meeting adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast on the proposal at the special meeting, whether or not a quorum is present. F&M shareholders must approve the merger proposal in order for the merger to occur.

F&M’s board of directors has unanimously adopted and approved the merger agreement and the transactions contemplated thereby, including the merger, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of F&M and its shareholders, and unanimously recommends that F&M shareholders vote “FOR” the proposal to adopt the merger agreement, and “FOR” the proposal to approve an adjournment of the special meeting if there are insufficient votes at the time of the special meeting to adopt the merger agreement. In considering the recommendation of the board of directors of F&M, you should be aware that certain directors and executive officers of F&M have interests in the merger that may be different from, or in addition to, the interests of F&M shareholders generally. See the section entitled “Interests of F&M’s Directors and Executive Officers in the Merger” beginning on page 87 of the accompanying proxy statement/prospectus.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF F&M COMMON STOCK THAT YOU OWN. WE CANNOT COMPLETE THE MERGER UNLESS THE F&M SHAREHOLDERS VOTE TO ADOPT THE MERGER AGREEMENT. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, F&M REQUESTS THAT YOU COMPLETE, SIGN, DATE AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE PRIOR TO THE SPECIAL MEETING TO ENSURE THAT YOUR SHARES OF F&M COMMON STOCK WILL BE REPRESENTED AT THE SPECIAL MEETING. FAILURE TO VOTE HAS THE SAME EFFECT AS A VOTE “AGAINST” THE MERGER AGREEMENT.

If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. Street name holders may not vote in person at the special meeting unless they obtain a “legal proxy” from their bank, brokerage firm or other nominee. If you fail to submit a proxy or attend the special meeting and vote in person, or you fail to provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of F&M common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote “against” the adoption of the merger agreement.

Under Sections 180.1301 to 180.1331 of the Wisconsin Business Corporation Law (“WBCL”), F&M shareholders who properly dissent from the merger may obtain payment of the “fair value” of his or her shares as determined in accordance with Section 180.1301(4) of the WBCL, provided that such shareholder complies with all of the provisions of Sections 180.1301 to 180.1331 of the WBCL. Sections 180.1301 to 180.1331 of the WBCL are reproduced in their entirety in Annex C to the accompanying proxy statement/prospectus, and a summary of these provisions can be found under the caption “Dissenters’ Rights” beginning on page 107. The merger may not be completed if the holders of more than 10% of the outstanding shares of F&M common stock exercise dissenters’ rights.

If you have any questions regarding the merger or the accompanying proxy statement/prospectus, you may contact F&M at (608) 372-2126.

By Order of the Board of Directors,

John Rose

Chairman of the Board

Tomah, Wisconsin

Dated: [●]

ADDITIONAL INFORMATION

Citizens Community Bancorp, Inc.

Citizens Community Bancorp, Inc., a Maryland corporation, which we refer to as Citizens, files annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission, which we refer to as the “SEC.” This proxy statement/prospectus incorporates important business and financial information about Citizens from documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Citizens at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this proxy statement/prospectus, without charge by requesting them in writing or by telephone at the following address and telephone number:

Citizens Community Bancorp, Inc.

2174 EastRidge Center

Eau Claire, WI 54701

(715) 836-9994

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. To obtain timely delivery of these documents, you must request the information no later than [●], 2019 in order to receive them before F&M’s special meeting of shareholders.

F. & M. Bancorp. of Tomah, Inc.

F. & M. Bancorp. of Tomah, Inc., which we refer to as F&M, does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and, accordingly, does not file documents and reports with the SEC. If you are an F&M shareholder and have any questions concerning the merger, the merger agreement or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus without charge or need help voting your shares of F&M common stock, please contact F&M in writing or by telephone at the following address and telephone number:

F. & M. Bancorp. of Tomah, Inc.

1001 Superior Avenue

Tomah, Wisconsin 54660

(608) 372-2126

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. To obtain timely delivery of these documents, you must request the information no later than [●], 2019 in order to receive them before F&M’s special meeting of shareholders.

See “Where You Can Find More Information” beginning on page 129 for more details.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 (Registration No. 333-[●]) filed by Citizens with the SEC, constitutes a prospectus of Citizens under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to the shares of Citizens common stock to be issued pursuant to the Agreement and Plan of Merger, dated as of January 21, 2019, between F&M, Citizens and F&M Merger Sub, Inc., as it may be amended from time to time. This document also constitutes a proxy statement for F&M and notice of meeting with respect to the special meeting at which F&M shareholders will be asked to consider and vote upon the approval of the merger agreement and the merger.

You should rely only on the information contained in this proxy statement/prospectus. Citizens and F&M have not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [●], and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Neither the mailing of this proxy statement/prospectus to F&M shareholders nor the issuance of Citizens common stock pursuant to the merger agreement will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, all information regarding Citizens in this proxy statement/prospectus has been provided by Citizens, and all information in this proxy statement/prospectus regarding F&M has been provided by F&M.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are questions that you may have about the merger agreement, the merger and the special meeting of F&M shareholders, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote at the special meeting. Additional important information is also contained in the Annexes to this document. Please see “Where You Can Find More Information” beginning on page 129 of this proxy statement/prospectus.

Q:	What is the Merger Agreement and the Merger About?

A:

F. & M. Bancorp. of Tomah, Inc., a Wisconsin corporation, which we refer to as “F&M,” Citizens Community Bancorp, Inc., a Maryland corporation, which we refer to as “Citizens,” and F&M Merger Sub, Inc., a newly formed Minnesota corporation and wholly-owned subsidiary of Citizens, which we refer to as “Merger Sub,” have entered into an Agreement and Plan of Merger, dated as of January 21, 2019, as it may be amended from time to time, which we refer to as the “merger agreement.” The merger agreement provides for Citizens’ acquisition of F&M. Under the terms of the merger agreement, Merger Sub will merge with and into F&M, with F&M being the surviving corporation and becoming a wholly-owned subsidiary of Citizens (which we refer to as the “merger”). Immediately following the merger, F&M will merge with and into Citizens, with Citizens being the surviving corporation (which we refer to as the “holdco merger”). Immediately following the holdco merger, Farmers & Merchants Bank, or F&M Bank, F&M’s wholly-owned bank subsidiary, will merge with and into Citizens Community Federal, National Association, or CCF Bank, Citizens’ wholly owned bank subsidiary, with CCF Bank being the surviving bank (which we refer to as the “bank merger,” and, together with the merger and the holdco merger, as the “mergers”).

Q:	Why am I receiving this proxy statement/prospectus and proxy card?

A:

F&M is sending this proxy statement/prospectus to its shareholders to help them decide how to vote their shares of common stock, par value $0.25 per share, of F&M, which we refer to as the “F&M common stock,” with respect to adoption of the merger agreement and the other matters to be considered at the special meeting. The merger cannot be completed unless F&M shareholders vote to adopt the merger agreement. Information about the special meeting, the merger and other business to be considered by the shareholders at the special meeting is contained in this proxy statement/prospectus. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and you should read the information contained in this proxy statement/prospectus, including the merger agreement, carefully and in its entirety to help you decide how to vote at the special meeting. The enclosed proxy card allows F&M shareholders to vote their shares without attending the special meeting in person.

This document constitutes both a proxy statement of F&M and a prospectus of Citizens. It is a proxy statement because the board of directors of F&M, which we refer to as the “F&M board,” is soliciting proxies from its shareholders using this document. It is a prospectus because Citizens, in connection with the merger, will be issuing shares of Citizens’ common stock, par value $0.01 per share, which we refer to as the “Citizens common stock,” as part of the merger consideration to be received by the F&M shareholders.

Q:	What am I being asked to vote on at the special meeting?

A:	F&M is holding the special meeting to ask its shareholders to consider and vote upon the following matters:

1.	a proposal to approve and adopt the merger agreement and the merger, which we refer to as the “merger proposal”; and

2.

a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement, which we refer to as the “adjournment proposal.”

Q:	Does my vote matter?

A:

Yes. The merger cannot be completed unless the merger agreement is approved by the F&M shareholders. If you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or if your shares are held in “street name” and you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote “against” the merger proposal. The F&M board unanimously recommends that shareholders vote “FOR” approval of the merger proposal.

Q:	What is the vote required to approve each proposal at the special meeting?

A:	The vote requirements for each of the proposals to be considered at the special meeting are as follows:

Merger proposal:

Approval requirement: Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of F&M common stock entitled to vote on the proposal at the special meeting.

Effect of abstentions and broker non-votes: If you mark “abstain” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or if your shares are held in “street name” and you fail to provide voting instructions to your bank, brokerage firm or other nominee with respect to the merger proposal, it will have the same effect as a vote “against” the proposal.

Meeting adjournment proposal:

Approval requirement: Approval of the meeting adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast on the proposal at the special meeting, whether or not a quorum is present.

Effect of abstentions and broker non-votes: If you mark “abstain” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or if your shares are held in “street name” and you fail to provide voting instructions to your bank, brokerage firm or other nominee with respect to the meeting adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the outcome of the proposal.

See the section entitled, “Information About the Special Meeting—Vote Required” beginning on 41 of this proxy statement/prospectus.

Q:	How does the F&M board recommend that I vote at the special meeting?

A:

The F&M board unanimously recommends that you vote “FOR” approval of the merger proposal and “FOR” approval of the meeting adjournment proposal. See the section entitled “The Merger—Recommendation of the F&M Board and Reasons for the Merger” beginning on page 52 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:

After you have carefully read this proxy statement/prospectus and have decided how to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible.

If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you must direct your bank, brokerage firm or other nominee how to vote in accordance with the instructions you have received from them. “Street name” shareholders who wish to vote in person at the special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What will I receive if the merger is completed?

A:

If the merger is completed and assuming the consideration is not adjusted pursuant to the terms of the merger agreement as described in this proxy statement/prospectus, each share of F&M common stock issued and outstanding immediately prior to the effective time of the merger (which we refer to as the effective time), except for shares of F&M common stock with respect to which dissenters’ rights have been properly exercised, which we refer to as “F&M dissenting shares,” and shares of F&M common stock held by F&M as treasury stock or owned by Citizens, will be converted into the right to receive the following, which we refer to as the “merger consideration”:

(i)

an amount of cash equal to $18,199,597 divided by the total number of shares of F&M common stock issued and outstanding immediately prior to the effective time, which we refer to as the “cash consideration,” without interest, (or approximately $84.05 in cash per share of F&M common stock, assuming 216,541 shares of F&M common stock outstanding at the effective time), and

(ii)	1.3350 shares of Citizens common stock (which we refer to as the “stock consideration”), subject in each case to adjustment pursuant to the merger agreement.

The merger consideration is subject to adjustment as set forth in the merger agreement and as described in the answer to the next question. F&M shareholders also will receive cash in lieu of any fractional shares of Citizens common stock that would otherwise be issuable in connection with the merger.

See the sections entitled “The Merger Agreement—Merger Consideration; and Fractional Shares” beginning on pages 67 and 69 respectively, of this proxy statement/prospectus for additional information on the merger consideration, including illustrations of how the financial results of F&M may affect what you receive in the merger.

Q:	Is the merger consideration subject to adjustment?

A:	Yes, the merger consideration is subject to adjustment as set forth in the merger agreement.

The cash consideration to be received for each share of F&M common stock is determined based on the aggregate cash consideration of approximately $18,199,597, as adjusted in accordance with the merger agreement based on the amount of F&M’s estimated aggregate common stockholders’ equity, determined in accordance with GAAP, on the closing date (the “Closing Date Equity Amount”), divided by the number of shares of F&M Common Stock issued and outstanding immediately prior to the effective time of the merger. The aggregate cash consideration will be increased by the amount by which the Closing Date Equity Amount is greater than $20,457,000 and decreased by the amount by which the Closing Date Equity Amount is less than $20,457,000.

The stock consideration is determined based on an exchange ratio used to calculate the number of Citizens common stock shares to be exchanged for each share of F&M common stock. The exchange ratio as set forth in the merger agreement is 1.3350, and means that a F&M shareholder will receive 1.3350 shares of Citizens common stock for each share of F&M common stock converted into the right to receive the stock consideration. The exchange ratio is subject to a pricing collar adjustment in certain circumstances based upon the average closing price of Citizens common stock for the 10 trading days ending on the third business day preceding the closing of the merger (the “Citizens Closing Price”). No adjustment to the exchange ratio would occur if the Citizens Closing Price is greater than $10.00 (the “Floor”) or less than $12.22 (the “Ceiling”). If the Citizens Closing Price is less than the Floor but greater than $8.89 (the “Basement”) then the exchange ratio will be adjusted to equal the Floor Stock Value divided by the Citizens Closing Price. The “Floor Stock Value” means the product of the Floor and 1.3350 (the unadjusted exchange ratio). If the Citizens Closing Price is less than the Basement, then the Exchange Ratio shall be adjusted to equal the Floor Stock Value divided by the Basement. If the Citizens Closing Price is greater than the Ceiling but equal to or less than $13.33 (the “Attic”), then the Exchange Ratio shall be adjusted to equal the Ceiling Stock Value divided by the Citizens Closing Price. The “Ceiling Stock Value” means the product of the Ceiling and 1.3350 (the unadjusted exchange ratio). If the Citizens Closing Price is greater than the Attic, then the Exchange Ratio shall be adjusted to equal the Ceiling Stock Value divided by the Attic.

See the tables included in the section entitled “The Merger Consideration” beginning on page 47 for a hypothetical display of the cash consideration, exchange ratio and total merger consideration to be received by F&M shareholders based on various F&M Closing Date Equity Amounts and Citizens Closing Prices.

Q:	What is the value of the per share merger consideration and will the value of the stock consideration fluctuate prior to completion of the merger?

A:

As described in the preceding answer, the cash consideration is approximately $84.05 per share of F&M common stock, subject to the adjustments for changes in the Closing Date Equity Amount, and the precise number of shares to be received may also change depending on the Citizens Closing Price. Also, the value of the stock consideration will fluctuate as the market price of Citizens common stock fluctuates before the completion of the merger and may be more or less than the price of the Citizens common stock at the date the merger agreement was approved by the F&M board and at the date of the special meeting. Based on the closing stock price of Citizens common stock on the NASDAQ Global Market (which we refer to as the “NASDAQ”) on January 18, 2019, the last full trading day before the public announcement of the merger, of $11.05, the value of the stock consideration was $14.75 per share of F&M common stock. Based on the closing stock price of Citizens common stock on the NASDAQ on [●], 2019, the latest practicable date before the mailing of this proxy statement/prospectus, of $[●], the value of the stock consideration was $[●] on that date. We urge you to obtain current market quotations for shares of Citizens common stock and F&M common stock.

Assuming for purposes of illustration only that the aggregate cash consideration payment made by Citizens is $18,199,597, you will receive a total value of $[●] in a combination of $84.05 in cash and 1.3350 shares of Citizens common stock for each of your F&M shares based on the $[●] closing price of Citizens common stock on [●]. See the section entitled “The Merger Agreement—Merger Consideration” beginning on page 47 of this proxy statement/prospectus.

Q:	What happens if I am eligible to receive a fraction of a share of Citizens common stock as part of the per share stock consideration?

A:

If the aggregate number of shares of Citizens common stock that you are entitled to receive as part of the per share stock consideration includes a fraction of a share of Citizens common stock, you will receive cash in lieu of that fractional share. See the section entitled “The Merger Agreement—Fractional Shares” beginning on page 69 of this proxy statement/prospectus.

Q:	What will happen to F&M as a result of the merger?

A:

If the merger is completed, Merger Sub will merge with and into F&M, with F&M being the surviving corporation and becoming a wholly-owned subsidiary of Citizens. The holdco merger will occur immediately following the merger, at which time F&M will merge with and into Citizens, with Citizens being the surviving corporation. As a result of the holdco merger, F&M’s corporate existence will cease and all of its assets, liabilities and obligations will become assets, liabilities and obligations of Citizens by operation of law.

Q:	What will happen to F&M Bank as a result of the bank merger?

A:

Immediately following the holdco merger, F&M Bank, F&M’s wholly owned bank subsidiary, will merge with and into CCF Bank, Citizens’ wholly owned bank subsidiary, with CCF Bank being the surviving entity of the bank merger. As a result of the bank merger, F&M Bank’s corporate existence will cease and all of its assets (including its loan portfolio), liabilities (including its deposit accounts) and other obligations will become assets, liabilities and obligations of CCF Bank by operation of law.

Q:	What equity stake will F&M shareholders hold in Citizens immediately following the merger?

A:

Based on the number of issued and outstanding shares of Citizens common stock and F&M common stock as of the date of this proxy statement/prospectus, and assuming there is no change in the exchange ratio, we expect that F&M shareholders immediately prior to the closing of the merger will hold, in the aggregate, approximately 2.63% of the issued and outstanding shares of Citizens common stock immediately following the closing of the merger (without giving effect to any shares of Citizens common stock held by F&M shareholders prior to the merger).

Q:	What are the conditions to completion of the merger?

A:

In addition to the approval of the merger proposal by F&M shareholders at the special meeting, completion of the merger is subject to the satisfaction of a number of other conditions, including the receipt of all required regulatory approvals, the absence of any event, change or development prior to the merger that could have a material adverse effect on F&M or Citizens, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), Citizens’ and F&M’s performance of their respective obligations under the merger agreement in all material respects, and receipt of consents from counterparties to certain contracts of F&M that will continue in effect after the merger. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 81 of this proxy statement/prospectus.

Q:	When is the merger expected to be completed?

A:

Subject to the satisfaction or waiver of the closing conditions described above, including the approval of the merger proposal by F&M shareholders at the special meeting and the receipt of all required regulatory approvals, Citizens and F&M expect that the merger will be completed during the second calendar quarter of 2019. However, it is possible that factors outside the control of both companies, including whether or when the required regulatory approvals will be received, could result in the merger being completed at a different time or not at all.

Q:	How will I receive the merger consideration to which I am entitled?

A:

As promptly as practicable (and no later than five (5) business days) after the effective time of the merger, Continental Stock Transfer & Trust, who we refer to as the “exchange agent,” will mail to each holder of record of shares of F&M common stock a letter of transmittal, which shall specify the procedures for exchanging your shares of F&M common stock for the stock consideration and cash consideration which you shall have become entitled to receive in accordance with the merger agreement, and any cash in lieu of fractional shares. More information on the documentation F&M shareholders are required to deliver to the exchange agent may be found under the captions “The Merger Agreement—Exchange and Payment Procedures” beginning on page 70 of this proxy statement/prospectus. DO NOT SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD.

Q:	What are the United States federal income tax consequences of the merger to F&M shareholders?

A:

The receipt of the merger consideration by F&M shareholders in exchange for F&M common stock is expected to be a taxable transaction for United States federal income tax purposes, and is not expected to qualify as a “tax-free reorganization” or other non-recognition transaction under any provision of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). F&M shareholders are, therefore, expected to recognize a gain or loss upon the exchange of their F&M common stock for the merger consideration. The United States federal income tax consequences described herein may not apply to all holders of F&M common stock. F&M shareholders are urged to consult with their own tax advisors in light of their particular circumstances regarding the potential United States federal income tax consequences of the merger. For further information, please refer to “Material United States Federal Income Tax Consequences” beginning on page 87 of this proxy statement/prospectus.

Q:	Will my shares of Citizens common stock acquired in the merger receive a dividend?

A:

After the closing of the merger, as a holder of Citizens common stock you will receive the same dividends on shares of Citizens common stock that all other holders of shares of Citizens common stock will receive with respect to any dividend with a record date after the merger is completed.

Until F&M stock certificates or book entry shares are surrendered to the exchange agent in accordance with the instructions provided in the transmittal materials, former F&M shareholders will not be entitled to be paid dividends with a record date after the closing of the merger. After the surrender of such F&M stock certificates, the holder thereof shall be entitled to receive any dividends, without interest, which previously had become payable with respect to Citizens common stock into which such F&M stock certificates were converted to the extent such dividends have a record date after the merger is completed.

Any such payment of dividends by Citizens would require approval by the Citizens board of directors, which we refer to as the “Citizens board,” and the Citizens board may change its dividend policy at any time. See the section entitled “Comparative Per Share Market Price and Dividend Information” beginning on page 29 of this proxy statement/prospectus for a comparison of the historical dividend practices of the two companies.

Q:	Do any of F&M’s directors or executive officers have interests in the merger that may differ from those of F&M shareholders generally?

A:

F&M directors and executive officers may have interests in the merger that are different from, or in addition to, those of F&M shareholders generally. The members of the F&M board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that F&M shareholders adopt the merger agreement. For a description of these interests, refer to the section entitled “Interests of F&M Directors and Executive Officers in the Merger” beginning on page 87 of this proxy statement/prospectus.

Q:	Are there any voting agreements in place with F&M shareholders?

A:

Each member of the F&M board, including the Chief Executive Officer, and a certain other shareholder have entered into a voting agreement with Citizens whereby these individuals have agreed to vote their shares of F&M common stock for approval of the merger proposal and to not sell or otherwise dispose of their shares of F&M common stock until after the earlier of a favorable vote of the F&M shareholders with respect to the merger agreement, the termination of the merger agreement or the effective time of the merger. As of the record date, approximately 18.77% of the outstanding shares of F&M common stock are subject to the shareholder voting agreements and will be voted in favor of the merger proposal at the special meeting. See the section entitled “Voting Agreements with Certain F&M Shareholders” beginning on page 85 of this proxy statement/prospectus.

Q:	When and where is the special meeting of F&M shareholders?

A:

The special meeting will be held on [●], 2019 at [●], Central Time, at the [●]. For additional information about the special meeting, see the section entitled “Information About the Special Meeting” beginning on page 41 of this proxy statement/prospectus.

Q:	Who can vote at the special meeting?

A:

All holders of record of F&M common stock as of the close of business on [●], 2019, the record date for the special meeting, which we refer to as the “record date,” are entitled to receive notice of, and to vote at, the special meeting.

Q:	How many votes do I have?

A:

Each F&M shareholder is entitled to one vote for each share of F&M common stock held of record as of the record date, subject to certain limitations that would apply in the case of any shareholder who is the beneficial owner of more than fifteen and one half percent (15.5%) of the outstanding shares of F&M common stock as of the record date. As of the close of business on the record date, there were 216,541 outstanding shares of F&M common stock entitled to vote at the special meeting.

Q:	What constitutes a quorum for the special meeting?

A:

The presence, in person or represented by proxy, of shareholders with power to cast a majority of all votes entitled to be cast at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions and broker non-votes, if any, will be counted as present for purposes of establishing a quorum.

Q:	How can I cast my vote?

A:	Shareholder of Record. If you are a shareholder of record, you may have your shares of F&M common stock voted on the matters to be presented at the special meeting in the following ways:

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	by attending the special meeting in person and casting your vote there.

Beneficial Owner. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you to vote your shares. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

If your shares of F&M common stock are registered directly in your name with F&M, you are considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote, to grant a proxy for your vote directly to F&M or to a third party to vote at the special meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the shareholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, information describing the procedure for voting your shares. You should follow those instructions to vote your shares. You are invited to attend the special meeting; however, you may not vote your shares in person at the special meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If my shares of F&M common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:

Your bank, brokerage firm or other nominee will only be permitted to vote your shares of F&M common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the instructions provided by your bank, brokerage firm or other nominee regarding the voting of your shares of F&M common stock. In accordance with the rules of the self-regulatory agencies, banks, brokerage firms and other nominees who hold shares of F&M common stock in street name for their customers are typically precluded from exercising their voting discretion with respect to non-routine matters, such as the merger proposal and meeting adjournment proposal. As a result, absent specific voting instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees may not be empowered to vote shares of F&M common stock at the special meeting. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The effect of a “broker non-vote” will be the same as a vote “against” the merger proposal, and will not have an effect on the meeting adjournment proposal.

Q:	How do I vote if I own shares through the F&M Bank 401(k) Savings Plan?

A:

Participants in the F&M Bank 401(k) Savings Plan, referred to as the “F&M 401(k) Plan,” as of the record date of the F&M special meeting, have the right to participate in directing the voting of F&M common stock held in their plan accounts as of that date, but do not have the right to vote those shares personally at the F&M special meeting. Such participants should refer to the voting instructions provided by the plan fiduciaries for information on how to direct the voting of such shares.

Q:	How can I change or revoke my vote?

A:

You have the right to revoke a proxy at any time before it is exercised, and your last vote is the vote that will be counted. If you are a F&M shareholder of record, you can write to F. & M. Bancorp. of Tomah, Inc., 1001 Superior Avenue, Tomah, Wisconsin 54660, Attention: Robin Pierce, stating that you wish to revoke your proxy and requesting another proxy card. If you hold your shares through a bank, brokerage firm or other nominee, you can revoke your proxy by contacting the bank, brokerage firm or other nominee and asking for a new proxy card. If you attend the meeting, you must request a revocation of your submitted proxy and vote by ballot to revoke your proxy. Your attendance at the shareholder meeting alone will not of itself constitute a revocation of your proxy.

Q:	If I give a proxy, how will my shares of F&M common stock be voted?

A:

Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of F&M common stock in the way that you indicate. When completing the proxy card, you may specify whether your shares of F&M common stock should be voted “for” or “against” each of the proposals to be considered at the special meeting, or whether your shares should “abstain” from voting on, some or all of such proposals.

If you properly sign your proxy card but do not mark the boxes on a given proposal showing how your shares should be voted on that proposal, the shares represented by your properly signed proxy will be voted, as applicable, “FOR” approval of the merger proposal, and “FOR” approval of the meeting adjournment proposal if there are insufficient votes at the time of the special meeting to adopt the merger agreement.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you hold shares of F&M common stock in “street name” and also directly as a record holder or otherwise, or if you hold shares of F&M common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of F&M common stock are voted. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the instructions provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	How may I gain entry into the special meeting?

A:

If you plan to attend the special meeting, please vote your proxy ahead of time by mailing in your proxy card. If your shares of F&M common stock are held in the name of a bank, brokerage firm or other nominee, you will need proof of ownership of your shares of F&M common stock to attend the special meeting. A recent bank or brokerage account statement indicating your holdings of F&M common stock is an example of proof of ownership. F&M will admit you only upon verification that you are a F&M shareholder and upon presentation of a valid picture identification (such as driver’s license or passport). No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the special meeting.

Q:	What happens if I sell my shares of F&M common stock before the special meeting?

A:

The record date for the special meeting is earlier than both the date of the special meeting and the effective time of the merger. If you transfer your shares of F&M common stock after the record date but before the special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the special meeting, but you will transfer the right to receive the merger consideration to the person to whom you transfer your shares. In order to receive the merger consideration, you must hold your shares at the effective time of the merger.

Q:	Will I be paid dividends on my F&M common stock prior to the merger?

A:	No, under the terms of the merger agreement, F&M has agreed not declare or pay any dividends.

Q:	Am I entitled to assert dissenters’ rights in connection with the merger?

A:

Yes, you are entitled to assert dissenters’ rights under Sections 180.1301 to 180.1331 of the Wisconsin Business Corporation Law, which we refer to as the “WBCL,” provided that you follow the procedures and satisfy the conditions set forth in Sections 180.1301 to 180.1331 of the WBCL. More information regarding these dissenters’ rights is provided in this proxy statement/prospectus, and the provisions of Sections 180.1301 to 180.1331 of the WBCL that grant dissenters’ rights and govern such procedures are attached in their entirety as Annex C to this proxy statement/prospectus. You should read these provisions carefully and in their entirety. See the section entitled “Dissenters’ Rights” beginning on page 107 of this proxy statement/prospectus.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

F&M’s directors, officers and employees may solicit proxies by telephone, email, facsimile, US mail, through the Internet or in person. They will not be paid any additional amounts for soliciting proxies. F&M will also request that banks, brokerage firms and other custodians, nominees and fiduciaries send these proxy materials to beneficial owners of F&M common stock. F&M may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of F&M common stock.

Q:	Should I send in my stock certificates now?

A:

No, please do NOT return your stock certificate(s) with your proxy. You will be provided at a later date with an election form and instructions regarding the surrender of your stock certificates. You should then, prior to the election deadline, send your stock certificates to the exchange agent, together with your completed and signed election form.

Q:	Where can I find the voting results of the special meeting?

A:

The preliminary voting results may be announced at the special meeting. In addition, F&M expects to issue a letter to its shareholders announcing the results of the meeting, and Citizens also expects to issue a Form 8-K announcing the results.

Q:	Are there any risks that I should consider in deciding whether to vote for approval of the merger proposal?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 33 of this proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, F&M will remain an independent private company, the F&M shareholders will continue to own their shares of F&M common stock and F&M common stock will continue to be unlisted. In the absence of the merger being completed, the F&M shareholders will not receive the merger consideration for their shares. Under specified circumstances, F&M may be required to pay Citizens a fee with respect to the termination of the merger agreement, as described under the section entitled “The Merger Agreement—Termination Fee” beginning on page 83 of this proxy statement/prospectus.

Q:	Who can help answer any other questions I have?

A:

If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of F&M common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact: Robin Pierce at (608) 372-2126.

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as a F&M shareholder. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its Annexes and the documents referred to in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic.

Parties to the Merger (Page 45)

F. & M. Bancorp. of Tomah, Inc.

1001 Superior Avenue

Tomah, WI 54660

(608) 372-2126

F. & M. Bancorp. of Tomah, Inc. (“F&M”) is a bank holding company organized in March 1984 and is incorporated in the State of Wisconsin. As a bank holding company registered under the Bank Holding Company Act of 1956, as amended (“BHCA”), F&M is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and by the Wisconsin Department of Financial Institutions (“WDFI”). F&M owns 100% of the stock of F&M Bank.

F&M Bank is a Wisconsin state-chartered bank headquartered in Tomah, Wisconsin and subject to regulation and examination by the WDFI and the Federal Deposit Insurance Corporation (“FDIC”), which insures deposits to the maximum extent permitted by law. F&M Bank has two full service offices and a drive-up convenience center located in Tomah, Wisconsin. F&M Bank was founded in 1911 and its deposits are federally insured. F&M Bank is a community oriented, full-service retail bank that attracts deposits from the general public and uses such deposits to invest in residential, commercial and agricultural real estate loans, commercial and agricultural operating loans, home equity and other consumer loans.

F&M Bank has two subsidiaries, F&M Investment Corp. of Tomah and Bob’s Holdings, LLC. F&M Investment Corp. of Tomah is an Nevada corporation that holds investments in certain municipal bonds for F&M Bank. Bob’s Holdings, LLC is a Wisconsin limited liability company that was established to hold certain real estate properties.

As of December 31, 2018, F&M had total consolidated assets of $197.3 million, total consolidated loans and leases of $127.9 million, total consolidated deposits of $154.4 million and total consolidated shareholders’ equity of $21.4 million.

The F&M common stock is privately held and not listed on any exchange. Additional information about F&M and its business can be found on its website at www.fmnetbank.com. See the section entitled “Where You Can Find More Information” beginning on page 129 of this proxy statement/prospectus.

Citizens Community Bancorp, Inc.

2174 EastRidge Center

Eau Claire, Wisconsin 54701

(715) 836-9994

Citizens Community Bancorp, Inc. (“Citizens”) is a Maryland corporation incorporated in 2006. Citizens is a bank holding company and is subject to regulation by the Federal Reserve Board. Citizens’ primary activities consist of holding the stock of Citizens’ wholly-owned subsidiary bank, CCF Bank, and providing consumer, commercial and agricultural banking activities through CCF Bank. At December 31, 2018, Citizens had approximately $1,288 million in total assets, $1,008 million in deposits, and $138 million in total shareholders’ equity.

CCF Bank is a federally chartered national bank based in Altoona, Wisconsin, currently serving customers primarily in Wisconsin and Minnesota through 26 branch locations. CCF Bank is subject to regulation by the Office of the Comptroller of the Currency (“OCC”) and the FDIC. Its primary markets include the Chippewa Valley Region in Wisconsin, the Twin Cities and Mankato markets in Minnesota, and various rural communities around these areas. The Bank offers traditional community banking services to businesses, agricultural operators and consumers, including one-to-four family mortgages.

Wells Insurance Agency, a Minnesota corporation formed in 1976 and wholly owned subsidiary of the Bank, provides financial and insurance products to customers of the Bank and members of the general public in the Bank’s market area.

Citizens common stock is listed on the Nasdaq Global Markets under the symbol “CZWI.” Additional information about Citizens, its business, financial condition and results of operations can be found in documents Citizens files with the SEC. See the sections entitled “Where You Can Find More Information” beginning on page 129 of this proxy statement/prospectus.

F&M Merger Sub, Inc.

2174 EastRidge Center

Eau Claire, Wisconsin 54701

(715) 836-9994

F&M Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Citizens, is a Minnesota corporation that was formed on January 18, 2019 for the sole purpose of effecting the merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger. By operation of the merger, Merger Sub will be merged with and into F&M, with F&M surviving as a wholly owned subsidiary of Citizens.

The Merger and the Merger Agreement (Page 66)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

If the merger agreement is adopted by the F&M shareholders and the merger is subsequently completed, Merger Sub will merge with and into F&M, with F&M being the surviving corporation and becoming a wholly-owned subsidiary of Citizens. Immediately following the merger, F&M will merge with and into Citizens, with Citizens being the surviving corporation in the holdco merger. Immediately following the holdco merger, F&M Bank will merge with and into CCF Bank, with CCF Bank being the surviving bank.

Merger Consideration (Page 47)

Upon completion of the merger and assuming the consideration is not adjusted pursuant to the terms of the merger agreement as described in this proxy statement/prospectus, each share of F&M common stock outstanding immediately prior to the effective time of the merger, except for F&M dissenting shares and shares of F&M common stock held by F&M as treasury stock or owned by Citizens, will be converted into the right to receive (i) the cash consideration consisting of an amount of cash equal to $18,199,597 divided by the total number of shares of F&M common stock issued and outstanding immediately prior to the effective time, without interest, (or approximately $84.05 in cash per share of F&M common stock, assuming 216,541 shares of F&M common stock outstanding at the effective time) and (ii) the stock consideration consisting of 1.3350 shares of Citizens common stock.

The cash consideration is determined based on the aggregate cash consideration of approximately $18,199,597, as adjusted in accordance with the merger agreement based on the amount of F&M’s Closing Date Equity Amount. Set forth below is a table showing the hypothetical value of the cash consideration based on a range of values for F&M’s closing date stockholders equity amount. The table does not reflect the fact that cash will be paid instead of fractional shares of Citizens common stock.

Hypothetical Cash Consideration Per Share
F&M Closing Date Equity Amount	Aggregate Cash Consideration (1)	Hypothetical Per Share Value (2)
$21,707,000	$19,449,597	$89.82
$21,457,000	$19,199,597	$88.66
$21,207,000	$18,949,597	$87.51
$20,957,000	$18,699,597	$86.36
$20,707,000	$18,449,597	$85.20
$20,457,000	$18,199,597	$84.05
$20,207,000	$17,949,597	$82.89
$19,957,000	$17,699,597	$81.74
$19,707,000	$17,449,597	$80.58
$19,457,000	$17,199,597	$79.43
$19,207,000	$16,949,597	$78.27
$18,957,000	$16,699,597	$77.12

(1)

Hypothetical adjusted aggregate cash consideration based on $18,199,597 increased or decreased by the amount by which the hypothetical F&M Closing Date Equity Amount is greater or less than $20,457,000.

(2)	Hypothetical value based on hypothetical adjusted aggregate cash consideration divided by 216,541, the number of shares of F&M common stock issued and outstanding.

The stock consideration is subject to adjustment based upon the Citizens Closing Price, computed as the average closing price of Citizens common stock for the 10 trading days ending on the third business day preceding the closing of the merger. Set forth below is a table showing the hypothetical value of the stock consideration based on a range of values for the Citizens Closing Price. The table does not reflect the fact that cash will be paid instead of fractional shares of Citizens common stock.

Hypothetical Stock Consideration Per Share
Citizens Closing Prices	Shares of Citizens Common Stock (1)	Hypothetical Per Share Value (2)
$13.50	1.2238	$16.52
$13.33(3)	1.2238	$16.31
$13.00	1.2549	$16.31
$12.50	1.3051	$16.31
$12.22(4)	1.3350	$16.31
$12.00	1.3350	$16.02
$11.00	1.3350	$14.69
$10(5)	1.3350	$13.35
$9.50	1.4053	$13.35
$9.00	1.4833	$13.35
$8.89(6)	1.5017	$13.35
$8.50	1.5017	$12.76

(1)	Represents the exchange ratio.
(2)	Hypothetical value based on hypothetical average closing price for Citizens common stock on NASDAQ for the 10 trading days ending three business days prior to the closing of the merger.
(3)

Represents the “attic” as defined in the merger agreement, or the price point at which further increases to Citizens Closing Price no longer result in a decrease in the number of shares to be received by F&M shareholders.

(4)

Represents the “ceiling” as defined in the merger agreement, or the price point at which further increases to the Citizens Closing Price begin to result in a decrease in the number of shares to be received by F&M shareholders.

(5)

Represents the “floor” as defined in the merger agreement, or the price point at which further decreases to the Citizens Closing Price begin to result in increase in the number of shares to be received by F&M shareholders.

(6)

Represents the “basement” as defined in the merger agreement, or the price point at which further decreases to the Citizens Closing Price no longer result in an increase in the number of shares to be received by F&M shareholders.

The examples above are illustrative only and adjustments to the cash and stock consideration are unrelated and independent. The value of the merger consideration that an F&M shareholder actually receives will be based on F&M’s Closing Date Equity Amount, which may change prior to closing, and the market price of Citizens common stock, which will fluctuate with the market. F&M’s Closing Date Equity Amount may be above or below the range of amounts set forth above, and Citizens common stock may trade at values above or below the range of the amounts set forth above. As a result, the actual value of the merger consideration per share of F&M common stock may not be shown in the above table.

Recommendation of the F&M Board; Reasons for the Merger (Page 52)

The F&M board unanimously recommends that F&M shareholders vote “FOR” approval of the merger proposal and “FOR” approval of the meeting adjournment proposal. For a detailed discussion of F&M’s reasons for the merger, see the section entitled “The Merger—Recommendation of the F&M Board and Reasons for the Merger” beginning on page 52 of this proxy statement/prospectus.

Opinion of F&M’s Financial Advisor (Page 55)

In connection with the merger, F&M’s financial advisor, The Oak Ridge Financial Services Group, Inc., which we refer to as “Oak Ridge,” delivered a written opinion, dated January 21, 2019, to the F&M board as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by the holders of F&M common stock in the merger, based upon and subject to the limitations and assumptions set forth in the opinion. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Oak Ridge in preparing the opinion, is attached as Annex B to this proxy statement/prospectus.

Oak Ridge’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, F&M’s board of directors in connection with its consideration of the financial terms of the merger, including the merger consideration. The opinion addressed only the fairness, from a financial point of view, of the merger consideration to be paid to F&M’s shareholders in the merger. It did not address the underlying business decision of the board of directors to engage in the merger or enter into the merger agreement or constitute a recommendation to the board of directors in connection with the merger, and it does not constitute a recommendation to any holder of F&M’s common stock or stock options or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

See the section entitled “The Merger—Opinion of F&M’s Financial Advisor” beginning on page 55 of this proxy statement/prospectus and Annex B to this proxy statement/prospectus.

Information About the Special Meeting (Page 41)

Time, Place and Purpose of the Special Meeting (Page 41)

The special meeting to consider and vote upon the adoption of the merger agreement and other matters related to the merger will be held on [●] at [●] at [●].

At the special meeting, F&M shareholders will be asked to consider and vote upon:

•	a proposal to approve the merger agreement and merger, or the “merger proposal;” and

•

a proposal to adjourn of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal, or the “meeting adjournment proposal.”

Record Date and Quorum (Page 41)

You are entitled to receive notice of, and to vote at, the special meeting if you are an owner of record of shares of F&M common stock as of the close of business on [●], the record date. On the record date, there were 216,541 shares of F&M common stock outstanding and entitled to vote. You will have one vote on all matters properly coming before the special meeting for each share of F&M common stock that you owned on the record date. However, certain limits on the one vote per share rule apply in the case of any shareholder who is the beneficial owner, as determined in accordance with F&M’s articles of incorporation, of more than fifteen and one half percent (15.5%) of the outstanding shares of F&M common stock as of the record date, with any shares held by any such holder in excess of the fifteen and one half percent (15.5%) beneficial ownership limit being entitled to only one-tenth of one vote per share.

The presence, in person or represented by proxy, of shareholders with power to cast a majority of all votes entitled to be cast at the special meeting constitutes a quorum for the purposes of the special meeting. Abstentions and broker non-votes, if any, are considered to be present for purposes of establishing a quorum at the special meeting.

Vote Required to Approve Proposals; Effect of Abstentions and Failure to Vote (Page 42)

Merger proposal:

Approval requirement: Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of F&M common stock entitled to vote on the proposal at the special meeting.

Effect of abstentions and broker non-votes: If you mark “abstain” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or if your shares are held in “street name” and you fail to provide voting instructions to your bank, brokerage firm or other nominee with respect to the merger proposal, it will have the same effect as a vote “against” the proposal.

Meeting adjournment proposal:

Approval requirement: Approval of the meeting adjournment proposal requires the affirmative vote of the holders of a majority of the votes cast on the proposal at the special meeting, whether or not a quorum is present.

Effect of abstentions and broker non-votes: If you mark “abstain” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or if your shares are held in “street name” and you fail to provide voting instructions to your bank, brokerage firm or other nominee with respect to the meeting adjournment proposal, you will not be deemed to have cast a vote with respect to the proposal and it will have no effect on the outcome of the proposal.

As of the record date, the directors, executive officers and their affiliates beneficially owned and were entitled to vote approximately 16,075 shares of F&M common stock representing approximately 7.42% of the shares of F&M common stock outstanding on that date. These individuals, along with a certain other shareholder, have entered into voting agreements with Citizens to vote their shares of F&M common stock, representing approximately 18.77% of the shares of F&M common stock outstanding on that date, in favor of the merger proposal.

Proxies and Revocations (Page 43)

Any F&M shareholder of record entitled to vote at the special meeting may submit a proxy by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote in person by attending the special meeting. If your shares of F&M common stock are held in “street name” through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of F&M common stock using the instructions provided by your bank, brokerage firm or other nominee. If you fail to submit a proxy or vote in person at the special meeting, or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of F&M common stock may not be voted on the merger proposal, which would have the same effect as a vote “against” the merger proposal, and your shares of F&M common stock will not have an effect on the meeting adjournment proposal.

You have the right to revoke a proxy at any time before it is exercised, and your last vote is the vote that will be counted. If you are a F&M shareholder of record, you can write to F&M’s Corporate Secretary, 1001 Superior

Avenue, Tomah, Wisconsin 54660, stating that you wish to revoke your proxy and requesting another proxy card. If you hold your shares through a bank, brokerage firm or other nominee, you can revoke your proxy by contacting the bank, brokerage firm or other nominee and asking for a new proxy card. If you attend the meeting, you must request a revocation of your submitted proxy and vote by ballot to revoke your proxy. Your attendance at the special meeting will not of itself constitute a revocation of your proxy. Street name holders may only attend the special meeting and vote in person if they first obtain a legal proxy from the bank, brokerage firm or other nominee holding their shares.

Material United States Federal Income Tax Consequences (Page 87)

The receipt of the merger consideration by F&M shareholders in exchange for F&M common stock is expected to be a taxable transaction for United States federal income tax purposes, and is not expected to qualify as a “tax-free reorganization” or other non-recognition transaction under any provision of the Code. F&M shareholders are, therefore, expected to recognize a gain or loss upon the exchange of their F&M common stock for the merger consideration. The United States federal income tax consequences described herein may not apply to all holders of F&M common stock. F&M shareholders are urged to consult with their own tax advisors in light of their particular circumstances regarding the potential United States federal income tax consequences of the merger. For further information, please refer to “Material United States Federal Income Tax Consequences” beginning on page 87 of this proxy statement/prospectus.

Interests of F&M Directors and Executive Officers in the Merger (Page 87)

Directors and executive officers of F&M may have interests in the merger that are different from, or in addition to, interests of F&M shareholders generally. These interests include, among others, certain payments and benefits payable under employment, change in control and retention agreements entered into with executive officers, and rights to ongoing indemnification and insurance coverage by F&M as the surviving corporation for acts or omissions occurring prior to the merger. The F&M board was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve and adopt the merger agreement and the transactions contemplated thereby, and (ii) recommend the adoption of the merger agreement to F&M shareholders. See the section entitled “Interests of F&M Directors and Executive Officers in the Merger” beginning on page 87 of this proxy statement/prospectus for a more detailed description of these interests.

Regulatory Approvals (Page 64)

Completion of the merger, the holdco merger and the bank merger are subject to the receipt of all regulatory approvals or waivers required to complete the transactions contemplated by the merger agreement, including from the WDFI, the OCC and the Federal Reserve, and expiration or termination of any applicable statutory waiting periods in respect thereof. Citizens, F&M and/or their respective bank subsidiaries have filed notices and applications to obtain the necessary regulatory approvals.

Notifications and/or applications requesting approval may also be submitted to various other federal and state regulatory authorities and self-regulatory organizations. Citizens and F&M have agreed to use their reasonable best efforts to obtain the required regulatory approvals. Although Citizens and F&M currently believe they should be able to obtain all required regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will impose any restraint or condition that would reasonably be expected to impair in any material respect the economic or other benefits to Citizens or F&M’s shareholders of the merger or the transactions contemplated by the merger agreement, have a materially negative effect on the operation of the business currently conducted by F&M or on any other business of Citizens or its affiliates or require the sale, transfer, license or other disposition of any assets or categories of assets that, individually or in the aggregate, would be material to any of Citizens, its existing affiliates or F&M (which we refer to as a “burdensome condition”).

Conditions to Completion of the Merger (Page 81)

In addition to the adoption of the merger agreement by the requisite vote of F&M shareholders and the receipt of all regulatory approvals or waivers, each party’s obligation to complete the merger is also subject to the satisfaction or waiver of certain other conditions, including the effectiveness of the registration statement on Form S-4 containing this proxy statement/prospectus, the absence of any applicable law or order prohibiting the merger, receipt of consents of counterparties to certain contracts of F&M that will continue in effect after the merger, the absence of any event, change or development between the date of signing the merger agreement and completion of the merger that has a material adverse effect on F&M or Citizens, the accuracy of the representations and warranties of the other party under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the other party of its respective obligations under the merger agreement in all material respects, and delivery of officer certificates by the other party certifying satisfaction of its conditions precedent.

Neither Citizens nor F&M can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 81 of this proxy statement/prospectus.

No Solicitation (Page 78)

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to certain exceptions summarized below, F&M has agreed not to solicit, initiate or knowingly facilitate, induce or encourage any inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to an alternative acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that F&M may participate in discussions or negotiations regarding an alternative acquisition proposal or furnish nonpublic information regarding F&M in response to an unsolicited bona fide written acquisition proposal, under specific circumstances, including the F&M board’s determination (in accordance with the merger agreement and after consultation with F&M’s outside legal counsel and financial advisor) that such proposal is reasonably expected to lead to a superior proposal and the failure to take such actions would reasonably be expected to result in a violation of its fiduciary duties under applicable law. For a more complete summary of F&M’s non-solicitation obligations, see the section entitled “The Merger Agreement—No Solicitation” beginning on page 78 of this proxy statement/prospectus. Under certain circumstances, F&M may terminate the merger agreement to accept a superior proposal but such termination would result in it being obligated to pay Citizens the termination fee. See “The Merger Agreement – Termination of the Merger Agreement” and “The Merger Agreement – Termination Fee” beginning on pages 82 and 83 respectively.

Withdrawal of Recommendation (Page 77)

The merger agreement requires F&M to use its reasonable best efforts to solicit from F&M shareholders proxies in favor of the merger proposal, including by communicating to F&M shareholders the recommendation of the F&M board that shareholders vote to approve the merger proposal. However, the F&M board may withdraw its recommendation for shareholders’ approval of the merger proposal if (i) in response to a superior proposal (as defined in the merger agreement) the F&M board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to do so would reasonably be expected to violate its fiduciary duties to the F&M shareholders under applicable law; (ii) the F&M board provides five (5) business days’ prior written notice to Citizens of its intention to take such action and specifying the reasons therefore; (iii) during such five (5) business day period, the F&M board negotiates with Citizens in good faith to make such changes to the merger agreement as would enable the F&M board to proceed with its recommendation of the merger; and (iv) the F&M board takes into account any amendment or modification to the merger agreement proposed by Citizens and determines in good faith, after consultation with its outside legal counsel and financial advisor, that such amendment or modification proposed by Citizens remains less favorable to the F&M shareholders than the terms of the alternative acquisition proposal, after giving effect to payment of a termination fee under the terms of the merger agreement. For more information, see the section entitled “The Merger Agreement—F&M Shareholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 77 of this proxy statement/prospectus.

Termination; Termination Fee (Page 83)

Termination

F&M and Citizens may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, the merger agreement may also be terminated as follows:

•

by either party, if there has been a breach of any representation or covenant made by the other party under the merger agreement, such that a condition to completion of the merger cannot be satisfied and such breach is not cured after 30 days written notice from the other party provided that the party seeking to terminate is not itself in material breach of the merger agreement;

•

by either party, if any governmental entity denies any requisite regulatory approval in connection with the merger or the other transactions contemplated by the merger agreement and such denial has become final and nonappealable, provided that, the party seeking to terminate may not be the party whose failure to fulfill any of its obligations contained in the merger agreement has been the cause of, or materially contributed to, the denial;

•

by either party, if the merger has not been completed by October 31, 2019, provided that, the party seeking to terminate may not be the party whose failure to fulfill any of its obligations contained in the merger agreement has been the cause of, or materially contributed to, the delay;

•

by either party, if (i) any applicable law is enacted, entered, promulgated, enforced or issued by any governmental entity or other restraint or prohibition is in effect which prevents the consummation of the merger or (ii) there is a final and non-appealable denial by any governmental entity of a consent necessary to consummate the merger and the transactions contemplated the merger agreement or Citizens receives notification that a governmental entity will, as a condition to its consent to the merger, impose a burdensome condition;

•	by either party if any event, change, circumstance or occurrence has occurred which has, or would be reasonably likely to have, any material adverse effect on the other party

•	by either party, if the F&M shareholders do not approve the merger proposal at the special meeting, subject to certain conditions imposed on F&M’s right to exercise termination in this event;

•

by Citizens, if the F&M board fails to comply with the provisions of the merger agreement with respect to an alternative acquisition proposal or the F&M board changes its recommendation to the F&M shareholders to approve the merger proposal or recommended a superior proposal; or a tender or exchange offer for 10% or more of the outstanding shares of F&M common stock has been commenced and the F&M board does not recommend against it;

•

by F&M, if an alternative acquisition proposal is received prior to the approval and adoption of the merger agreement at the special meeting, the F&M board determines that proposal to be superior to the terms of the proposed merger, the F&M board has complied with the provisions of the merger agreement relating to such alternative acquisition proposal and F&M pays to Citizens a termination fee of $750,000 plus Citizens’ out-of-pocket expenses incurred in connection with the merger agreement; or

•	by F&M, if any environmental conditions are identified on property owned by F&M and the remediation costs for such conditions are reasonably likely to exceed $500,000.

Termination Fee

F&M will be required to pay Citizens a termination fee of $750,000 plus Citizens’ out-of-pocket expenses incurred in connection with the merger agreement, which we refer to as the “termination fee,” if:

•

the merger agreement is terminated by either party because the F&M shareholders failed to approve the merger proposal at the special meeting, and (i) a superior proposal (as defined in the merger agreement) existed prior to the date of termination of the merger agreement and (ii) within twelve (12) months of such termination, F&M consummates the superior proposal or enters into a letter of intent, agreement in principal or definitive agreement with respect to the superior proposal;

•

the merger agreement is terminated by F&M because the merger was not completed by October 31, 2019 or any environmental conditions reasonably likely to require remediation costs exceeding $500,000 are identified on property owned by F&M, and (i) a superior proposal existed prior to the date of termination of the merger agreement and (ii) within twelve (12) months of such termination, F&M consummates the superior proposal or enters into a letter of intent, agreement in principal or definitive agreement with respect to the superior proposal;

•

the merger agreement is terminated by Citizens due to: (i) a breach by F&M of certain provisions of the merger agreement relating to superior proposals; (ii) the F&M board shall have changed its recommendation to the F&M shareholders to approve the merger proposal or shall have otherwise taken actions inconsistent with recommending the merger proposal; (iii) the F&M board recommends a superior proposal; or (iv) the F&M board fails to recommend against acceptance of certain tender offers made by a third party for F&M common stock; or

•

the merger agreement is terminated by F&M prior to the special meeting in connection with the receipt of a superior proposal and (i) the F&M board has complied with its obligations under the merger agreement with respect to such superior proposal, and (ii) the termination fee is paid upon termination of the merger agreement.

For more information, please see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee” beginning on pages 82 and 83, respectively, of this proxy statement/prospectus.

Dissenters’ Rights (Page 107)

F&M shareholders are entitled to assert dissenters’ rights under Sections 180.1301 to 180.1331 of the WBCL, provided that they follow the procedures and satisfy the conditions set forth in Sections 180.1301 to 180.1331 of the WBCL. More information regarding these dissenters’ rights is provided in this proxy statement/prospectus, and the provisions of Sections 180.1301 to 180.1331 of the WBCL that grant dissenters’ rights and govern such procedures are attached in their entirety as Annex C to this proxy statement/prospectus. You should read these provisions carefully and in their entirety. See the section entitled “Dissenters’ Rights” beginning on page 107 of this proxy statement/prospectus.

Comparison of Shareholders’ Rights (Page 93)

The rights of F&M shareholders are governed by F&M’s articles of incorporation, as amended, which we refer to as the “F&M charter,” its bylaws, which we refer to as the “F&M bylaws” and by Wisconsin corporate law. Your rights as a shareholder of Citizens will be governed by Citizens’ charter, which we refer to as the “Citizens charter,” its bylaws, as amended, which we refer to as the “Citizens bylaws” and by Maryland corporate law. Your rights under the Citizens charter and the Citizens bylaws will differ in some respects from your rights under the F&M charter and the F&M bylaws. For more detailed information regarding a comparison of your rights as a F&M shareholder and as a Citizens shareholder, see the section entitled “Comparison of Shareholders’ Rights” beginning on page 93 of this proxy statement/prospectus.

Risk Factors (Page 33)

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals to be considered at the special meeting. In particular, you should consider the factors described under the Section entitled “Risk Factors” beginning on page 33 of this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CITIZENS

The following table summarizes selected historical consolidated financial information of Citizens for the periods and as of the dates indicated and should be read in conjunction with Citizens’ consolidated financial statements and the notes to the consolidated financial statements contained in reports that Citizens has previously filed with the SEC. Historical financial information for Citizens can be found in its Transition Report on Form 10-K for the period ended December 31, 2018. Please see the section entitled “Where You Can Find More Information” for instructions on how to obtain the information that has been incorporated by reference. Financial amounts at and for the three months ended December 31, 2017 are unaudited. Financial amounts at and for the three months ended December 31, 2018 and 2017 and are not necessarily indicative of the results of operations for the full year or any other interim period, and management of Citizens believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods indicate results for any future period.

	Transition Period ended December 31,		Year ended September 30,
(dollars in thousands, except per share data)	2018	2017	2018	2017	2016	2015	2014
Selected Results of Operations Data:
Interest income	$13,047	$9,412	$38,896	$27,878	$25,084	$23,004	$24,033
Interest expense	3,007	1,885	8,593	5,610	5,007	4,438	4,275

Net interest income	10,040	7,527	30,303	22,268	20,077	18,566	19,758
Provision for loan losses	950	100	1,300	319	75	656	1,910

Net interest income after provision for loan losses	9,090	7,427	29,003	21,949	20,002	17,910	17,848
Fees and service charges	1,790	1,236	4,635	2,937	2,923	3,006	2,868
Net (loss) gain on sale of available for sale securities	—	—	(17)	111	63	60	(168)
Other non-interest income	736	703	2,752	1,703	929	847	794

Non-interest income	2,526	1,939	7,370	4,751	3,915	3,913	3,416

Non-interest expense	9,794	7,143	29,764	22,878	20,058	17,403	17,224

Income before provision for income taxes	1,822	2,223	6,609	3,822	3,859	4,420	4,040
Income tax provision	561	883	2,326	1,323	1,286	1,614	1,530

Net income	$1,261	$1,340	$4,283	$2,499	$2,573	$2,806	$2,510

Per Share Data: (1)
Net income per share (basic) (1)	$0.12	$0.23	$0.72	$0.47	$0.49	$0.54	$0.49
Net income per share (diluted) (1)	$0.12	$0.23	$0.58	$0.46	$0.49	$0.54	$0.48
Cash dividends per common share	—	—	$0.20	$0.16	$0.12	$0.08	$—
Book value per share at end of period	$12.62	$12.65	$12.45	$12.48	$12.27	$11.74	$11.23
Tangible book value per share at end of period	$9.03	$9.98	$11.05	$9.78	$11.22	$11.72	$11.20

	Transition Period ended December 31,		Year ended September 30,
(dollars in thousands, except per share data)	2018	2017	2018	2017	2016	2015	2014
Selected Financial Condition Data:
Total assets	$1,287,924	$943,032	$975,409	$940,664	$695,865	$580,148	$569,815
Investment securities	$151,575	$101,775	$123,101	$101,336	$86,792	$87,933	$70,974
Total loans, net of deferred costs (fees)	$992,556	$730,918	$759,247	$732,995	$574,439	$450,510	$470,366
Total deposits	$1,007,512	$741,069	$746,529	$742,504	$557,677	$456,298	$449,767
Short-term FHLB borrowings	$98,813	$94,000	$63,000	$90,000	$45,461	$33,600	$20,000
Other FHLB borrowings	$11,000	$0	$0	$0	$13,830	$25,291	$38,891
Other borrowings	$24,647	$29,899	$24,619	$30,319	$11,000	$0	$0
Total shareholders’ equity	$138,187	$74,454	$135,847	$73,483	$64,544	$61,454	$58,019
Weighted average basic common shares outstanding	10,942,920	5,884,933	5,943,891	5,361,843	5,241,458	5,208,708	5,163,373
Weighted average diluted common shares outstanding	10,967,386	5,920,899	7,335,247	5,378,360	5,257,304	5,239,942	5,196,706
Performance Ratios:
Return on average assets	0.42%	0.56%	0.45%	0.34%	0.40%	0.49%	0.45%
Return on average total shareholders’ equity	3.65%	7.19%	4.35%	3.76%	4.08%	4.70%	4.47%
Net interest margin (2)	3.56%	3.42%	3.42%	3.31%	3.27%	3.36%	3.61%
Net interest spread (2)
Average during period	3.32%	3.31%	3.27%	3.19%	3.15%	3.24%	3.54%
End of period	3.68%	3.58%	3.37%	3.47%	3.31%	3.15%	3.58%
Net overhead ratio (3)	2.44%	2.21%	2.35%	2.48%	2.39%	2.35%	2.46%
Average loan-to-average deposit ratio	94.99%	98.84%	99.52%	100.87%	101.08%	101.63%	101.57%
Average interest bearing assets to average interest bearing liabilities	122.68%	112.61%	114.92%	114.96%	114.38%	114.15%	109.35%
Efficiency ratio (4)	77.94%	75.46%	79.01%	84.67%	83.60%	77.42%	74.08%
Asset Quality Ratios:
Non-performing loans to total loans (5)	0.82%	0.98%	1.10%	1.10%	0.62%	0.27%	0.34%
Allowance for loan losses to:
Total loans (net of unearned income)	0.77%	0.80%	0.89%	0.81%	1.06%	1.44%	1.38%
Non-performing loans	93.99%	82.21%	81.04%	73.90%	169.92%	532.02%	410.47%
Net charge-offs to average loans	0.04%	0.10%	0.07%	0.07%	0.10%	0.14%	0.35%
Non-performing assets to total assets	0.83%	1.50%	1.14%	1.49%	0.62%	0.37%	0.46%
Capital Ratios:
Shareholders’ equity to assets (6)	10.73%	7.90%	13.93%	7.81%	9.28%	10.59%	10.18%
Average equity to average assets (6)	11.52%	7.85%	10.32%	9.09%	9.87%	10.39%	9.98%
Tier 1 capital (leverage ratio) (7)	9.7%	9.2%	9.2%	9.2%	9.3%	10.6%	10.1%
Total risk-based capital (7)	12.7%	13.3%	13.1%	13.2%	14.1%	16.8%	16.3%

(1)	Earnings per share are based on the weighted average number of shares outstanding for the period.
(2)

Net interest margin represents net interest income as a percentage of average interest earning assets, and net interest rate spread represents the difference between the weighted average cost of interest bearing liabilities.

(3)	Net overhead ratio represents the difference between non-interest expense and non-interest income, divided by average assets.
(4)	Efficiency ratio represents non-interest expense, divided by the sum of net interest income and non-interest income, excluding impairment losses from OTTI.
(5)	Non-performing loans are either 90+ days past due or nonaccrual. Non-performing assets consist of non-performing loans plus other real estate owned plus other collateral owned.
(6)	Company ratios
(7)	Bank regulatory ratios

SELECTED HISTORICAL FINANCIAL INFORMATION OF F&M

The summary financial information presented below is derived from F&M’s consolidated financial statements for the periods and as of the dates indicated. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information as of and for the years ended December 31, 2018 and 2017 is derived in part from the audited consolidated financial statements that appear in this proxy statement/prospectus. The information at December 31, 2016, 2015 and 2014 and for the years then ended is derived from F&M’s audited financial statements that do not appear in this proxy statement/prospectus. The information presented below reflects F&M on a consolidated basis.

You should read this information in conjunction with F&M’s consolidated financial statements and related notes thereto. See “F&M Consolidated Financial Statements” beginning on page F-1 of this proxy statement/prospectus.

	Year ended December 31,
(dollars in thousands, except per share and other data)	2018	2017	2016	2015	2014
Operating Data
Interest Income	$7,862	$7,287	$7,021	$6,796	$6,887
Interest Expense	1,461	1,369	950	914	1,059

Net Interest Income	6,401	5,918	6,071	5,882	5,828
Provision for Loan Losses	0	0	-209	60	403
Non-Interest Income	904	801	950	801	818
Non-Interest Expense	5,591	5,259	5,220	5,185	5,321

Income Before Taxes	1,714	1,460	2,010	1,438	922
Income Taxes	320	523	459	265	46

Net Income	$1,394	$937	$1,551	$1,173	$876

Average shares outstanding, basic	216,546	216,528	241,593	266,611	266,472
Average shares outstanding, diluted	221,746	221,728	245,593	270,611	270,472
Total shares outstanding	221,746	221,746	220,516	270,619	270,372
Basic Earnings per share	$6.44	$4.33	$6.42	$4.40	$3.29
Diluted Earnings Per Share	$6.29	$4.23	$6.32	$4.33	$3.24
Dividends Declared Per Share	$1.65	$1.50	$1.05	$1.25	$2.25
Dividend payout ratio (1)	26%	34%	16%	28%	69%
Financial Condition Data
Total Assets	$197,296	$200,701	$199,142	$196,093	$196,435
Total Deposits	154,502	153,071	140,147	139,817	163,771
Total Loans	127,921	136,404	128,074	120,451	119,092
Stockholders’ equity	21,440	20,721	19,868	21,996	21,067
Book Value Per Share	$99.01	$95.69	$91.74	$82.50	$79.09
Performance Ratios
Return on Average Assets	0.71%	0.47%	0.78%	0.59%	0.43%
Return on Average Stockholders’ equity	6.55%	4.71%	7.41%	5.45%	4.28%
Equity to assets	10.87%	10.32%	9.98%	11.22%	10.62%
Interest rate spread (2)	3.20%	2.90%	3.08%	3.16%	3.05%
Net Interest Margin, taxable equivalent (3)	3.50%	3.22%	3.35%	3.25%	3.16%
Efficiency ratio (4)	76.54%	78.27%	74.35%	77.59%	80.07%
Asset Quality
Non-Performing Loans	$444	$621	$2,316	$2,813	$6,886
Non-Performing Loans/Total Loans	0.35%	0.46%	1.81%	2.34%	5.78%
Net (Recoveries)/Charge-Offs	$-69	$248	$177	$159	$1,164
Allowance/Total Loans	2.17%	2.03%	2.30%	2.74%	2.93%

	Year ended December 31,
(dollars in thousands, except per share and other data)	2018	2017	2016	2015	2014
Capital Ratios (5):
Total capital	18.56%	16.39%	16.43%	16.02%	17.17%
Tier 1 capital	17.30%	15.13%	15.17%	14.76%	15.90%
CET1	17.30%	15.13%	15.17%	14.76%	N/A
Tier 1 leverage capital	12.07%	10.91%	10.96%	11.11%	10.59%
Other Data:
Number of full service offices	2	2	2	2	2
Full time equivalent employees	40	43	44	43	45

(1)	Dividend payout ratio represents per share dividends declared divided by diluted earnings per share.
(2)

The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(3)	The net interest margin represents fully taxable equivalent net interest income as a percent of average interest-earning assets for the period.
(4)	The efficiency ratio represents noninterest expense as a percentage of the sum of net interest income on a fully taxable equivalent basis and noninterest income.
(5)	Capital ratios are for Farmers and Merchants Bank.

UNAUDITED COMPARATIVE PER SHARE INFORMATION

The following table sets forth basic earnings, diluted earnings, cash dividends and book value per share data for Citizens and F&M on a historical basis and on a pro forma combined basis, for the three months ended December 31, 2018, and basic earnings, diluted earnings and cash dividend per share data for the fiscal year ended September 30, 2018. The unaudited pro forma data was derived by combining the historical financial information of Citizens and F&M using the acquisition method of accounting for business combinations, assumes the transaction is completed as contemplated and represents a current estimate based on available information of the combined company’s results of operations.

The pro forma equivalent per share amounts are calculated by multiplying the pro forma combined book value per share, cash dividends per share and net income per share by the exchange ratio of 1.3350 so that the per share amounts equate to the respective values for one share of F&M common stock. No effect is given for the cash portion of the merger consideration to be received.

The unaudited pro forma data below should be read in conjunction with Citizens’ and F&M’s audited financial statements for the fiscal years ended September 30, 2018 and December 31, 2018, respectively, and their respective financial statements for the three months ended December 31, 2018. This information is presented for illustrative purposes only. You should not rely on the unaudited pro forma data or equivalent amounts presented below as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of merger- and integration-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

	Citizens Historical	F&M Historical	Pro Forma Combined	Pro Forma Equivalent F&M share (1)
For the three months ended December 31, 2018:
Basic earnings per common share (2)	$0.12	$1.76	$0.15	$0.21
Diluted earnings per common share (2)	$0.12	$1.72	$0.15	$0.20
Dividends per common share (3)	—	$0.80	—	—
Book value per common share (4)	$12.62	$99.01	$14.21	$18.96

For the year ended September 30, 2018(5):
Basic earnings per common share (2)	$0.72	$6.44	$0.96	$1.28
Diluted earnings per common share (2)	$0.58	$6.29	$0.79	$1.05
Cash dividends declared per common share(3)	$0.20	$1.65	$0.19	$0.25

(1)	Pro forma per equivalent F&M share information is calculated based on pro forma combined information multiplied by the exchange ratio of 1.3350.
(2)

The pro forma combined basic and diluted earnings per share of Citizens common stock is based on the pro forma combined net income for the combined entities divided by the total pro forma basic and diluted shares of the combined entities.

(3)	Pro forma dividends per share represent Citizens’ historical dividends per share.
(4)

The pro forma combined book value per share of Citizens common stock is based on the pro forma combined common stockholders’ equity for the combined entity divided by total pro forma shares of common stock of the combined entity.

(5)	Fiscal year ended December 31, 2018 for F&M.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Citizens. Citizens common stock is traded on NASDAQ under the symbol “CZWI.” The following table sets forth for the periods indicated the high and low reported trading prices per share of Citizens common stock on NASDAQ, and the cash dividends declared per share.

	High	Low	Dividend
Quarter Ended:
December 31, 2016	$12.55	$10.80	—
March 31, 2017	$14.05	$12.05	$0.16
June 30, 2017	$14.34	$12.73	—
September 30, 2017	$14.43	$13.03	—
December 31, 2017	$14.21	$13.08	—
March 31, 2018	$14.10	$13.00	$0.12
June 30, 2018	$14.15	$13.37	—
September 30, 2018	$14.25	$13.54	—
December 31, 2018	$14.09	$10.50	—

As of [●], 2019, Citizens had [●] stockholders of record. The holders of Citizens common stock are entitled to receive such dividends when and as authorized by the Citizens board and declared by Citizens. In determining the payment of cash dividends, the Citizens board considers Citizens’ earnings, capital and debt servicing requirements, the financial ratio guidelines of regulators, Citizens’ financial condition and other relevant factors. Citizens’ ability to pay dividends on Citizens common stock is dependent on the dividend payments it receives from CCF Bank, since Citizens receives substantially all of its revenue in the form of dividends from CCF Bank. Future dividends are not guaranteed and will depend on Citizens’ ability to pay them.

F&M. F&M common stock is not listed on a stock market or quoted in the inter-dealer quotation or “over-the-counter” market, and there is no established trading market for shares of F&M common stock. The following table sets forth for the cash dividends declared per share.

Dividend
Quarter Ended:
December 31, 2016	$1.30
March 31, 2017	—
June 30, 2017	—
September 30, 2017	$0.75
December 31, 2017	$0.75
March 31, 2018	—
June 30, 2018	—
September 30, 2018	$0.85
December 31, 2018	$0.80

As of the record date for the special meeting, there were approximately 195 holders of record of F&M common stock.

The following table sets forth the closing sale prices per share of Citizens common stock on January 18, 2019, the last trading day before the public announcement of the signing of the merger agreement, and on [●], 2019, the latest practicable date before the date of this proxy statement/prospectus. The table also shows the estimated equivalent per share stock consideration and the cash consideration with respect to each share of F&M common stock on the relevant date.

The following table also includes the equivalent market value per share of F&M common stock on January 18, 2019 and [●], 2019 determined by adding the estimated per share merger consideration of $84.05 in cash plus the product of the share price of Citizens common stock on such dates and the exchange ratio of 1.3350, which are subject to adjustment as provided for in the merger agreement.

	Citizens Common Stock		F&M Common Stock(1)	Exchange Ratio	Value of Per Share Stock Consideration		Estimated Per Share Cash Consideration		Estimated Total Per Share Value
January 18, 2019		$11.05	—	1.3350		$14.75		$84.05		$98.80
[ ], 2019	$		—		$		$		$

(1)	There is no active trading market for F&M common stock.

The above tables show only historical comparisons. These comparisons may not provide meaningful information to F&M shareholders in determining whether to adopt and approve the merger agreement. The merger consideration is subject to potential adjustment under the merger agreement, as described in “The Merger—Merger Consideration” and “The Merger Agreement—Merger Consideration”) and therefore the value of the merger consideration at the closing of the merger may change. The information presented above solely illustrates the implied value of the merger consideration based on the estimated shareholders’ equity of F&M and share price of Citizens common stock on the dates set forth above. F&M shareholders are urged to obtain current market quotations for shares of Citizens common stock and to review carefully the other information contained in this proxy statement/prospectus in considering whether to approve the merger proposal.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Citizens’ or F&M’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “projections,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger or the bank merger, including future financial and operating results of Citizens, F&M or the combined company following the merger, the combined company’s plans, objectives, expectations and intentions, the expected timing of the completion of the merger, the likelihood of success and impact of litigation and other statements that are not historical facts. These statements are only predictions based on Citizens’ and F&M’s current expectations and projections about future events. There are important factors that could cause Citizens’ and F&M’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors” beginning on page 33 of this proxy statement/prospectus.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. In addition to factors previously disclosed in Citizens’ reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:

•	inability to close the merger and the bank merger in a timely manner;

•	failure to complete the merger due to the failure of the F&M shareholders to approve the merger proposal;

•	failure to obtain applicable regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule;

•	difficulties and delays in integrating F&M’s business into Citizens’ operations or fully realizing cost savings and other benefits;

•	potential impact of announcement or consummation of the merger with F&M on relationships with third parties, including customers, employees and competitors;

•	Citizens’ potential exposure to unknown or contingent liabilities of F&M;

•	challenges of integrating, retaining and hiring key personnel;

•	failure to retain existing customers in the manner anticipated;

•	outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	any interruption or breach of security resulting in system failures or disruptions in customer service;

•	business disruption following the merger;

•	changes in Citizens’ stock price prior to completion of the merger, including as a result of the financial performance of F&M; and

•	economic, competitive, governmental, regulatory, technological and geopolitical factors affecting Citizens’ or F&M’s operations, pricing and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond Citizens’ or F&M’s control.

For any forward-looking statements made in this proxy statement/prospectus, Citizens and F&M claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. Except to the extent required by applicable law, Citizens and F&M do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Citizens, F&M or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained in or incorporated by reference into this proxy statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” on page 30, you should consider the following risk factors carefully in deciding whether to vote to approve the merger proposal. Additional risks and uncertainties not presently known to Citizens or F&M, if they materialize, also may adversely affect the merger and Citizens as the surviving corporation in the merger.

Risk Factors Relating to the Merger

Because F&M’s Closing Date Equity Amount will not be determined until the closing of the merger, you cannot be certain of the precise amount of cash consideration you may receive in the merger.

The cash consideration to be received for each share of F&M common stock is determined based on the aggregate cash consideration of approximately $18,199,597, as adjusted in accordance with the merger agreement based on the amount of F&M’s Closing Date Equity Amount, divided by the number of shares of F&M common stock issued and outstanding immediately prior to the effective time of the merger. At the time of the closing of the merger, the Closing Date Equity Amount will be determined based on F&M’s estimated aggregate common stockholders’ equity, determined in accordance with GAAP.

There will be a lapse in time between each of the date of this proxy statement/prospectus, the date on which F&M shareholders vote to approve the merger proposal at the special meeting and the date on which the merger closes. F&M’s financial results and, therefore, its common stockholders’ equity may change during these periods as a result of a variety of factors, including the following:

•	developments in F&M’s business or operating results;

•	regulatory or legislative changes affecting F&M’s business and operations; and

•	changes in general market conditions, such as interest rates, stock, commodity, credit or asset valuations or volatility.

Many of these factors are outside of the control of Citizens and F&M. Consequently, at the time F&M shareholders must decide whether to approve the merger proposal they will not know the amount of cash consideration they may receive when the merger is completed because it is dependent upon the Closing Date Equity Amount that will be determined at a later date. F&M’s Closing Date Equity Amount will not be known at the time of the special meeting and may be more or less than the amount and potential ranges of amounts presented in this proxy statement/prospectus.

Because the market price of Citizens common stock will fluctuate prior to completion of the merger, you cannot be certain of the precise value of the stock consideration you may receive in the merger.

The stock consideration to be received for each share of F&M common stock is determined based on the exchange ratio of number of Citizens common stock shares to be exchanged for each share of F&M common stock. The exchange ratio of 1.3350 is subject to a pricing collar, which is based on the price of Citizens Closing Price. Depending on the Citizens Closing Price, the exchange ratio may be increased or decreased. In addition, the value of the stock consideration will vary as the market price of the Citizens common stock fluctuates prior to completion of the merger. See “Merger Consideration” beginning on page 47 for further information regarding the pricing collar.

There will be a lapse in time between each of the date of this proxy statement/prospectus, the date on which F&M shareholders vote to approve the merger proposal at the special meeting and the date on which F&M shareholders actually receive the merger consideration upon completion of the merger. The market value of

Citizens common stock may fluctuate during these periods as a result of a variety of factors, including the following:

•	developments in Citizens’ business or in the financial services sector generally;

•	operating results that vary from the expectations of Citizens management or of securities analysts and investors;

•	regulatory or legislative changes affecting Citizens’ business and operations or the financial services industry generally;

•	operating and securities price performance of companies that investors consider to be comparable to Citizens;

•	changes in estimates or recommendations by securities analysts or rating agencies;

•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by Citizens or its competitors; and

•	changes in global financial markets and economies and general market conditions, such as interest rates, stock, commodity, credit or asset valuations or volatility.

Many of these factors are outside of the control of Citizens and F&M. Consequently, at the time F&M shareholders must decide whether to approve the merger proposal they will not know the precise number or market value of the shares of Citizens common stock they may receive when the merger is completed. The precise number and actual value of the shares of Citizens common stock received by the F&M shareholders will depend on the Citizens Closing Price and the market value of shares of Citizens common stock on that date. This value will not be known at the time of the special meeting and may be more or less than the current price of Citizens common stock or the price of Citizens common stock at the time of the special meeting.

The market price for Citizens common stock may be affected by factors different from those that historically have affected the market price of F&M common stock.

Upon completion of the merger, F&M shareholders will become holders of Citizens common stock. Citizens’ business differs from that of F&M and, accordingly, the financial condition and results of operations of Citizens will be affected by some factors that are different from those currently affecting the financial condition and results of operations of F&M. For example, Citizens conducts operations over a broader number of retail locations than does F&M. Accordingly, the results of operations of Citizens will be affected by economic, business and other developments in those localities in which it conducts operations but F&M does not to a larger extent than will the operations of F&M. For a discussion of the businesses of Citizens and F&M and some of the important factors to consider in connection with those businesses, see the section entitled “The Parties to the Merger” beginning on page 45 of this proxy statement/prospectus.

F&M shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Currently, F&M shareholders have the right to vote in the election of the members of the F&M board and the power to approve or reject any matters requiring shareholder approval under Wisconsin law and the F&M charter and bylaws. Upon the completion of the merger, each F&M shareholder will become a stockholder of Citizens with a percentage ownership of Citizens that is smaller than the shareholder’s current percentage ownership of F&M. After the merger, F&M shareholders in the aggregate are expected to become owners of approximately 2.63% of the outstanding shares of Citizens common stock (without giving effect to any shares of Citizens common stock held by F&M shareholders prior to the merger). Because of this, the F&M shareholders, as a group, will have significantly less influence on the board of directors, management and policies of Citizens, as the surviving corporation of the merger, than they now have on the F&M board, management and policies of F&M.

The success of the merger and integration of F&M into Citizens’ operations will depend on a number of uncertain factors.

The success of the merger will depend on a number of factors, including, without limitation:

•	Citizens’ ability to integrate the branch offices acquired from F&M Bank in the bank merger into CCF Bank’s current operations;

•	Citizens’ ability to limit the outflow of deposits held by its new customers in the acquired branch offices and to successfully retain and manage loans acquired in the merger;

•	Citizens’ ability to control the incremental non-interest expenses from the acquired branch offices;

•	Citizens’ ability to reduce expenses by select branch closures; and

•	Citizens’ ability to retain and attract the appropriate personnel to staff the acquired branch offices.

Integrating the acquired branch offices will be a significant undertaking, and may be affected by general market and economic conditions or government actions affecting the financial industry generally. No assurance can be given that Citizens will be able to integrate the acquired branch offices successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect Citizens’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Citizens may also encounter unexpected difficulties or costs during the integration that could adversely affect its earnings and financial condition, perhaps materially. Additionally, no assurance can be given that the operation of the acquired branches will not adversely affect Citizens’ existing profitability, that Citizens will be able to achieve results in the future similar to those achieved by its existing banking business, or that Citizens will be able to manage any growth resulting from the merger effectively.

Combining Citizens and F&M may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

Citizens and F&M have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on Citizens’ ability to successfully combine and integrate the businesses of Citizens and F&M in a manner that permits growth opportunities, and does not materially disrupt existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses, or inconsistencies in standards, controls, procedures, and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors, and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect Citizens’ ability to successfully conduct its business, which could have an adverse effect on Citizens’ financial results and the value of Citizens common stock. If Citizens experiences difficulties with the integration process and attendant systems conversion, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Citizens and/or F&M to lose customers or cause customers to remove their accounts from Citizens and/or F&M and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Citizens and F&M during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The combined company may be unable to retain Citizens and/or F&M personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Citizens and F&M. It is possible that these employees may decide not to remain with Citizens or F&M, as applicable, while the merger is pending or with the combined company after the merger is completed. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating F&M to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Citizens and F&M may not be able to locate suitable replacements for any key employees who leave either company, or to offer employment to potential replacements on reasonable terms.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, various approvals must be obtained from bank regulatory and other governmental authorities. The requisite approvals of the OCC, the WDFI and the Federal Reserve have not been obtained. In determining whether to grant these approvals, the regulatory authorities consider a variety of factors, including the regulatory standing of each party, the effect of the merger on competition within their relevant jurisdiction and other factors described under the section entitled “The Merger—Regulatory Approvals.” Neither Citizens nor F&M can provide any assurance that any conditions, terms, obligations or restrictions imposed by regulators will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency that would prohibit or make illegal the completion of the merger or the bank merger. See the section entitled “The Merger – Regulatory Approvals” beginning on page 64 of this proxy statement/prospectus.

The merger agreement contains provisions that may discourage other parties from trying to acquire F&M for a higher price.

The merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to F&M that might result in greater value to F&M’s shareholders than the merger, or may result in a potential competing acquirer proposing to pay a lower per share price to acquire F&M than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on F&M from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the F&M board, entering into discussions with any third party regarding, an acquisition proposal or offers for competing transactions. In addition, F&M may be required to pay Citizens a termination fee of $750,000, plus Citizens’ out-of-pocket expenses incurred in connection with the merger agreement, upon termination of the merger agreement in certain circumstances involving acquisition proposals for competing transactions. See the sections entitled “The Merger Agreement—No Solicitation” and “The Merger Agreement—Termination Fee” beginning on pages 78 and 83, respectively, of this proxy statement/prospectus.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: the approval of the merger proposal by the F&M shareholders, the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, absence of any order prohibiting completion of the merger, receipt of consents of counterparties to certain F&M contracts that will continue in effect after the merger, the absence of any event, change or development between the date of signing the merger agreement and completion of the merger that could have a material adverse effect on F&M, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), and Citizens’ and F&M’s performance of their respective obligations under the merger agreement in all material respects. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all and, accordingly, the merger may be delayed or may not be completed.

In addition, if the merger is not completed by October 31, 2019 (subject to extension under certain circumstances), either Citizens or F&M may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after shareholder approval. In addition, Citizens and F&M may elect to terminate the merger agreement in certain other circumstances. If the merger agreement is terminated under certain circumstances, F&M may be required to pay a termination fee of $750,000, plus Citizens’ out-of-pocket expenses incurred in connection with the merger agreement, to Citizens. See the section entitled “The Merger Agreement—Termination of Merger Agreement” beginning on page 82 of this proxy statement/prospectus for a more detailed description of these circumstances.

Failure to complete the merger could negatively impact the future business and financial results of F&M.

If the merger is not completed for any reason, including as a result of F&M shareholders declining to approve the merger proposal at the special meeting, the ongoing business of F&M may be adversely affected and, without realizing any of the benefits of having completed the merger, F&M would be subject to a number of risks, including the following:

•	F&M may experience negative reactions from its customers, vendors and employees;

•	F&M will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed;

•

the merger agreement places certain restrictions on the conduct of F&M’s business prior to completion of the merger. Such restrictions, the waiver of which is subject to the consent of Citizens (not to be unreasonably withheld or delayed), may prevent Citizens from making certain acquisitions or taking certain other specified actions during the pendency of the merger (see the section entitled “The Merger Agreement—Conduct of F&M Business Prior to Completion of the Merger” beginning on page 73 of this proxy statement/prospectus for a description of the restrictive covenants applicable to F&M); and

•

matters relating to the merger (including integration planning) will require substantial commitments of time and resources by F&M management, which would otherwise have been devoted to other opportunities that may have been beneficial to F&M as an independent company.

In addition to the above risks, if the merger agreement is terminated and the F&M board seeks another merger or business combination, F&M shareholders cannot be certain that F&M will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Citizens has agreed to provide in the merger, or that such other merger or business combination will be completed.

F&M will be subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect its business.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on F&M and, consequently, on Citizens as the surviving corporation. These uncertainties may impair F&M’s ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others that deal with F&M to seek to change their existing business relationships with F&M. Employee retention at F&M may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their future roles with the surviving corporation following the merger. In connection with the entry into the merger agreement, certain F&M employees entered into retention and stay bonus agreements, but there can be no guarantee that these agreements will cause employees to remain with F&M. If key employees depart because of issues relating to the uncertainty and difficulty of integration or desire not to remain with the business, Citizens’ business following the merger could be negatively impacted. In addition, the merger agreement restricts F&M from making certain acquisitions and taking other specified actions without the consent of Citizens, and generally requires F&M to continue its operations in the ordinary course, until the merger closes. These restrictions may prevent F&M from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger

Agreement—Conduct of F&M Business Prior to Completion of the Merger” beginning on page 73 of this proxy statement/prospectus for a description of the restrictive covenants to which F&M is subject.

Directors and executive officers of F&M may have interests in the merger that are different from, or in addition to, the interests of F&M shareholders.

Directors and executive officers of F&M have interests in the merger that are different from, or in addition to, interests of F&M shareholders generally. These interests include, among others, certain payments and benefits payable under employment, change in control and stay bonus agreements entered into with executive officers, and rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger. The F&M board was aware of and considered those interests, among other matters, in reaching its decisions to (i) approve and adopt the merger agreement and the transactions contemplated thereby, and (ii) recommend the adoption of the merger agreement to F&M shareholders. See the section entitled “Interests of F&M Directors and Executive Officers in the Merger” beginning on page 87 of this proxy statement/prospectus for a more detailed description of these interests.

Shares of Citizens common stock to be received by F&M shareholders as a result of the merger will have rights different from the shares of F&M common stock.

Upon completion of the merger, the rights of former F&M shareholders will be governed by the Citizens charter and bylaws in lieu of the F&M charter and bylaws. Citizens is governed by Maryland corporate law whereas F&M is governed by Wisconsin law. There are differences between the rights associated with Citizens common stock under the Citizens charter and bylaws and Maryland law and the rights associated with F&M common stock under the F&M charter and bylaws and Wisconsin law. Please see the section entitled “Comparison of Shareholders’ Rights” beginning on page 93 of this proxy statement/prospectus for a discussion of the different rights associated with Citizens common stock.

The merger may not be accretive, and may be dilutive, to Citizens’ earnings per share, which may negatively affect the market price of Citizens common stock received in the merger.

Because shares of Citizens common stock will be issued in the merger, it is possible that the merger may be dilutive to Citizens earnings per share, which could negatively affect the market price of shares of Citizens common stock.

In connection with the completion of the merger, based on the current number of issued and outstanding shares of F&M common stock, Citizens expects to issue approximately 296,098 shares of Citizens common stock, subject to adjustment based on the pricing collar, which could cause Citizens to issue a maximum of 333,071 shares or a minimum of 271,434 shares. The issuance of these new shares of Citizens common stock could have the effect of depressing the market price of shares of Citizens common stock through dilution of earnings per share or otherwise. In addition, future events and conditions could increase the dilution that is currently projected, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize some or all of the benefits anticipated in the merger. Any dilution of, or delay of any accretion to, Citizens earnings per share could cause the price of shares of Citizens common stock to decline or grow at a reduced rate.

Citizens will incur significant transaction and merger-related costs in connection with the merger.

Citizens has incurred, and expects to continue to incur, a number of non-recurring costs associated with completing the merger, combining the operations of the two companies and achieving the desired synergies. These fees and costs have been, and will continue to be, substantial. Citizens will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Other significant non-recurring transaction costs related to the merger include, but are not limited to, fees paid to legal, financial and accounting advisors, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. Citizens continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. Although Citizens expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Citizens to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

The opinion of F&M’s financial advisor has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the date of the opinion.

The opinion delivered to the F&M board by Oak Ridge, financial advisor to F&M, as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of F&M common stock in the proposed merger speaks only as of January 21, 2019, the date of such opinion. Changes in the operations and prospects of Citizens or F&M, general market and economic conditions and other factors which may be beyond the control of Citizens or F&M, and on which Oak Ridge’s opinion was based, may have altered the value of F&M or the prices of Citizens common stock or F&M common stock as of the date of this proxy statement/prospectus, or may alter such value and prices by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Oak Ridge does not have any obligation to update, revise or reaffirm its opinion to reflect subsequent developments and has not done so. F&M does not currently anticipate asking Oak Ridge to update its opinion to address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The F&M board’s recommendation that F&M shareholders vote to approve the merger proposal, however, is made as of the date of this proxy statement/prospectus. See the section entitled “The Merger—Opinion of F&M’s Financial Advisor” beginning on page 55 of this proxy statement/prospectus and Annex B to this proxy statement/prospectus.

Litigation relating to the merger could require Citizens and F&M to incur significant costs and suffer management distraction, as well as delay and/or enjoin the merger.

If any lawsuits challenging the merger are filed and are not resolved, these lawsuits could prevent or delay completion of the merger and result in substantial costs to Citizens and F&M, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is that no order, injunction or decree issued by any court or other legal restraint or prohibition preventing the completion of the merger shall be in effect. As such, if a plaintiff is successful in obtaining an injunction prohibiting the completion of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Citizens’ business, financial condition, results of operations and cash flows. For more information, see the section entitled “The Merger—Litigation Related to the Merger” beginning on page 66 of this proxy statement/prospectus.

Risk Factors Relating to Citizens’ Business

You should read and consider risk factors specific to Citizens’ business that will also affect the combined company after the mergers. These risks are described in the sections entitled “Risk Factors” in Part I, Item 1A in Citizens’ Annual Report on Form 10-KT for the year ended December 31, 2018, as such risks may be updated or supplemented in each company’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the SEC and incorporated by reference in this proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 129 for the location of information incorporated by reference into this proxy statement/prospectus.

INFORMATION ABOUT THE SPECIAL MEETING

Time, Place and Purpose of the Special Meeting

This proxy statement/prospectus is being furnished to F&M shareholders as part of the solicitation of proxies by the F&M board for use at the special meeting to be held on [●], 2019, at [●], Central Time, at [●] or at any postponement or adjournment thereof.

At the special meeting, F&M shareholders will be asked to consider and vote upon (i) a proposal to adopt the merger agreement, or the “merger proposal” and (ii) a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal, or the “meeting adjournment proposal.”

F&M shareholders must approve the merger proposal in order for the merger to occur. If F&M shareholders fail to approve the merger proposal, the merger will not occur. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus, and you are encouraged to read the merger agreement carefully and in its entirety.

Recommendation of F&M Board

The F&M board has determined that the merger is advisable and in the best interest of F&M and its shareholders and has unanimously approved and adopted the merger agreement. The F&M board unanimously recommends that F&M shareholders vote “FOR” the merger proposal and “FOR” the meeting adjournment proposal. See the section entitled “The Merger—Recommendation of the F&M Board and Reasons for the Merger” beginning on page 52 of this proxy statement/prospectus for a more detailed discussion of the F&M board recommendation.

Record Date and Quorum

F&M has set the close of business on [●], 2019 as the record date for the special meeting, and only holders of record of F&M common stock on the record date are entitled to vote at the special meeting. You are entitled to receive notice of, and to vote at, the special meeting if you owned shares of F&M common stock as of the close of business on the record date. F&M shareholders will have one vote on all matters properly coming before the special meeting for each share of F&M common stock owned on the record date. However, certain limits on the one vote per share rule apply in the case of any F&M shareholder who is the beneficial owner, as determined in accordance with the F&M charter, of more than fifteen and one half percent (15.5%) of the outstanding shares of F&M common stock as of the record date, with any shares held by any such holder in excess of the fifteen and one half percent (15.5%) beneficial ownership limit being entitled to only one-tenth of one vote per share.

The presence, in person or represented by proxy, of shareholders with power to cast a majority of the outstanding shares of F&M common stock constitutes a quorum for the purposes of the special meeting. Abstentions and broker non-votes, if any, are counted as present for purposes of establishing a quorum.

Vote Required

The approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of F&M common stock entitled to vote thereon at the special meeting. You may vote “for,” “against” or “abstain.” Votes to abstain will not be counted as votes cast in favor of the approval of the merger proposal, but will count for the purpose of determining whether a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting or if you vote to “abstain”, it will have the same effect as a vote “against” the merger proposal.

If your shares of F&M common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of F&M common stock held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of F&M common stock, to be the shareholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting.

In accordance with the rules of the self-regulatory agencies, banks, brokerage firms and other nominees who hold shares of F&M common stock in street name for their customers are typically precluded from exercising their voting discretion with respect to non-routine matters, such as the merger proposal. As a result, absent specific voting instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees may not be empowered to vote shares of F&M common stock at the special meeting. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The effect of a “broker non-vote” will be the same as a vote “against” the merger proposal, and will not have an effect on the vote with respect to the meeting adjournment proposal. If your shares of F&M common stock are held in “street name” through a bank, brokerage firm or other nominee and you fail to provide voting instructions to your bank, brokerage firm or other nominee such that a “broker non-vote” is entered with respect to your shares, this will have the same effect as a vote “against” the merger proposal.

If you hold shares of F&M common stock through the F&M 401(k) Plan, you have the right to participate in directing the voting of F&M common stock held in their plan accounts as of that date, but do not have the right to vote those shares personally at the F&M special meeting. Refer to the voting instructions provided by the plan fiduciaries for information on how to direct the voting of such shares.

Shares Held by F&M Directors and Officers

As of the record date, F&M’s directors, including the Chief Executive Officer, beneficially owned and were entitled to vote approximately 16,075 shares of F&M common stock representing approximately 7.42% of the shares of F&M common stock outstanding on that date. In addition, each member of the F&M Board and a certain other shareholder have entered into a voting agreement with Citizens whereby such persons have agreed to vote the shares of F&M common stock beneficially owned by them in favor of approval of the merger proposal and to not sell or otherwise dispose of their shares of F&M common stock until the F&M shareholders approve the merger, the merger agreement is no longer in effect or the merger closes. Approximately 18.77% of the outstanding shares of F&M common stock are subject to the shareholder voting agreements and will be voted in favor of the merger proposal at the special meeting. See the section entitled “Voting Agreements with Certain F&M Shareholders” beginning on page 85 of this proxy statement/prospectus.

Proxies and Revocations

If you are a shareholder of record, you may have your shares of F&M common stock voted on matters presented at the special meeting in the following ways:

•	by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	by attending the special meeting in person and casting your vote there.

If you are a beneficial owner, you will receive instructions from your bank, brokerage firm or other nominee that you must follow in order to have your shares of F&M common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee at the special meeting.

If you submit a proxy by mailing a proxy card, your proxy card should be mailed in the accompanying prepaid reply envelope, and your proxy card must be filed with the Secretary of F&M by the time the special meeting begins. Please do not send in your stock certificates with your proxy card.

If you vote by proxy, the individuals named on the enclosed proxy card (each of them, with full power of substitution) will vote your shares of F&M common stock in the way that you indicate. When completing the proxy card, you may specify whether your shares of F&M common stock should be voted “for” or “against” or to “abstain” from voting on all, some or none of the specific items of business to come before the special meeting.

If you properly sign your proxy card but do not mark the boxes on a given proposal showing how your shares of F&M common stock should be voted on that proposal, the shares of F&M common stock represented by your properly signed proxy will be voted, as applicable, “for” approval of the merger proposal and “for” approval of the meeting adjournment proposal.

You have the right to revoke a proxy at any time before it is exercised, and your last vote is the vote that will be counted. If you are a F&M shareholder of record, you can write to F&M Corporate Secretary, 1001 Superior Avenue, Tomah, Wisconsin 54660, stating that you wish to revoke your proxy and requesting another proxy card. If you hold your shares through a bank, brokerage firm or other nominee, you can revoke your proxy by contacting the bank, brokerage firm or other nominee and asking for a new proxy card. If you attend the meeting, you must request a revocation of your submitted proxy and vote by ballot to revoke your proxy. Your attendance alone at the shareholder meeting alone will not of itself constitute a revocation of your proxy.

If you have any questions or need assistance voting your shares, please contact Robin Pierce at (608) 372-2126.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF F&M COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE. SHAREHOLDERS WHO ATTEND THE SPECIAL MEETING MAY REVOKE THEIR PROXIES BY REQUESTING A REVOCATION OF THEIR SUBMITTED PROXY AND VOTING IN PERSON.

Solicitation of Proxies; Payment of Solicitation Expenses

F&M directors, officers and employees also may solicit proxies by telephone, by email, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies. F&M will also request that banks, brokerage firms and other custodians, nominees and fiduciaries send these proxy materials to beneficial owners of F&M common stock.

Attending the Special Meeting

All F&M shareholders, including holders of record and shareholders who hold their shares through banks, brokerage firms or other nominees are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a legal proxy executed in your favor from the record holder of your shares, such as a bank, brokerage firm or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must be the record holder of your shares or have proof of ownership of your shares such as a recent bank or brokerage account statement reflecting your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the special meeting. F&M reserves the right to refuse admittance to any person without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communication devices or any similar equipment during the special meeting is prohibited without F&M’s express written consent.

Questions and Additional Information

If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of F&M common stock or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Robin Pierce at (608) 372-2126.

THE PARTIES TO THE MERGER

F. & M. Bancorp. of Tomah, Inc.

1001 Superior Avenue

Tomah, WI 54660

(608) 372-2126

F. & M. Bancorp. of Tomah, Inc. (“F&M”) is a bank holding company organized in March 1984 and is incorporated in the State of Wisconsin. As a bank holding company registered under the Bank Holding Company Act of 1956, as amended (“BHCA”), F&M is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and by the Wisconsin Department of Financial Institutions (“WDFI”). F&M owns 100% of the stock of F&M Bank.

F&M Bank is a Wisconsin state-chartered bank headquartered in Tomah, Wisconsin and subject to regulation and examination by the WDFI and the Federal Deposit Insurance Corporation (“FDIC”), which insures deposits to the maximum extent permitted by law. F&M Bank has two full service offices and a drive-up convenience center located in Tomah, Wisconsin. F&M Bank was founded in 1911 and its deposits are federally insured. F&M Bank is a community oriented, full-service retail bank that attracts deposits from the general public and uses such deposits to invest in residential, commercial and agricultural real estate loans, commercial and agricultural operating loans, home equity and other consumer loans.

F&M Bank has two subsidiaries, F&M Investment Corp. of Tomah and Bob’s Holdings, LLC. F&M Investment Corp. of Tomah is an Nevada corporation that holds investments in certain municipal bonds for F&M Bank. Bob’s Holdings, LLC is a Wisconsin limited liability company that was established to hold certain real estate properties.

As of December 31, 2018, F&M had total consolidated assets of $197.3 million, total consolidated loans and leases of $127.9 million, total consolidated deposits of $154.4 million and total consolidated shareholders’ equity of $21.4 million.

The F&M common stock is privately held and not listed on any exchange. Additional information about F&M and its business can be found on its website at www.fmnetbank.com. See the section entitled “Where You Can Find More Information” beginning on page 129 of this proxy statement/prospectus.

Citizens Community Bancorp, Inc.

2174 EastRidge Center

Eau Claire, Wisconsin 54701

(715) 836-9994

Citizens Community Bancorp, Inc. (“Citizens”) is a Maryland corporation incorporated in 2006. Citizens is a bank holding company and is subject to regulation by the Federal Reserve Board. Citizens’ primary activities consist of holding the stock of Citizens’ wholly-owned subsidiary bank, CCF Bank, and providing consumer, commercial and agricultural banking activities through CCF Bank. At December 31, 2018, Citizens had approximately $1,288 million in total assets, $1,008 million in deposits, and $138 million in total shareholders’ equity.

CCF Bank is a federally chartered national bank based in Altoona, Wisconsin, currently serving customers primarily in Wisconsin and Minnesota through 26 branch locations. CCF Bank is subject to regulation by the Office of the Comptroller of the Currency (“OCC”). Its primary markets include the Chippewa Valley Region in Wisconsin, the Twin Cities and Mankato markets in Minnesota, and various rural communities around these areas. The Bank offers traditional community banking services to businesses, agricultural operators and consumers, including one-to-four family mortgages.

Wells Insurance Agency, a Minnesota corporation formed in 1976 and wholly owned subsidiary of the Bank, provides financial and insurance products to customers of the Bank and members of the general public in the Bank’s market area.

Citizens common stock is listed on the Nasdaq Global Markets under the symbol “CZWI.” Additional information about Citizens, its business, financial condition and results of operations can be found in documents Citizens files with the SEC. See the sections entitled “Where You Can Find More Information” beginning on page 129 of this proxy statement/prospectus.

F&M Merger Sub, Inc.

2174 EastRidge Center

Eau Claire, Wisconsin 54701

(715) 836-9994

F&M Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Citizens, is a Minnesota corporation that was formed on January 18, 2019 for the sole purpose of effecting the merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger. By operation of the merger, Merger Sub will be merged with and into F&M, with F&M surviving as a wholly owned subsidiary of Citizens.

THE MERGER

This section describes the merger. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Citizens or F&M. Such information can be found elsewhere in this proxy statement/prospectus.

Transaction Structure

Citizens’ and F&M’s respective Boards of Directors have unanimously approved the merger agreement and the transactions contemplated thereby, including the merger. Pursuant to the merger agreement, Merger Sub will merge with and into F&M, with F&M being the surviving corporation and becoming a wholly-owned subsidiary of Citizens. Immediately following the merger, F&M will merge with and into Citizens, with Citizens being the surviving corporation. Immediately following the merger of F&M and Citizens, F&M Bank will merge with and into CCF Bank, with CCF Bank being the surviving bank.

As a result of the merger transactions, the separate corporate existence of F&M will cease and all of the assets, debts, liabilities and obligations of F&M will become assets, debts, liabilities and obligations of Citizens as the surviving corporation, as provided in Maryland and Wisconsin corporate law. The charter and bylaws of Citizens, as in effect immediately prior to the merger, will continue as the charter and bylaws of Citizens as the surviving corporation until thereafter changed or amended as provided therein or by applicable law, and the directors and officers of Citizens serving immediately prior to the merger will continue as the directors and officers of Citizens as the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

As a result of the merger of F&M Bank and CCF Bank, the corporate existence of F&M Bank will cease and all of the assets, debts, liabilities and obligations of F&M Bank will become assets, debts, liabilities and obligations of CCF Bank as the surviving bank entity in the bank merger, as provided in applicable Wisconsin and Federal law. The articles of association and bylaws of CCF Bank, as in effect immediately prior to such merger, will continue as the articles of association and bylaws of CCF Bank as the surviving bank until the same shall be amended and changed as provided by law, and the directors and executive officers of CCF Bank, serving immediately prior to such merger will continue as the directors and executive officers of CCF Bank as the surviving bank until their respective successors are duly elected or appointed and qualified.

Merger Consideration

Upon completion of the merger and assuming the consideration is not adjusted pursuant to the terms of the merger agreement as described in this proxy statement/prospectus, each share of F&M common stock outstanding immediately prior to the effective time of the merger, except for F&M dissenting shares and shares of F&M common stock held by F&M as treasury stock or owned by Citizens, will be converted into the right to receive (i) the cash consideration consisting of an amount of cash equal to $18,199,597 divided by the total number of shares of F&M common stock issued and outstanding immediately prior to the effective time, without interest, (or approximately $84.05 in cash per share of F&M common stock, assuming 216,541 shares of F&M common stock outstanding at the effective time) and (ii) the stock consideration consisting of 1.3350 shares of Citizens common stock.

The cash consideration to be received for each share of F&M common stock is determined based on the aggregate cash consideration of approximately $18,199,597, as adjusted in accordance with the merger agreement based on the amount of F&M’s estimated aggregate common stockholders’ equity, determined in accordance with GAAP, on the closing date (the “Closing Date Equity Amount”), divided by the number of shares of F&M Common Stock issued and outstanding immediately prior to the effective time of the merger. The aggregate cash consideration will be increased by the amount by which the Closing Date Equity Amount is greater than $20,457,000 and decreased by the amount by which the Closing Date Equity Amount is less than $20,457,000. See “Merger Consideration” on page 67 for a numerical depiction of the range of consideration to be received by F&M shareholders based on the Closing Date Equity Amount.

The stock consideration is determined based on the exchange ratio of the number of shares of Citizens common stock to be exchanged for each share of F&M common stock. The exchange ratio as set forth in the merger agreement is 1.3350, and means that a F&M shareholder will receive 1.3350 shares of Citizens common stock for each share of F&M common stock converted into the right to receive the stock consideration. The exchange ratio is subject to a pricing collar adjustment in certain circumstances based upon the average closing price of Citizens common stock for the 10 trading days ending on the third business day preceding the closing of the merger (the “Citizens Closing Price”). No adjustment to the exchange ratio would occur if the Citizens Closing Price is greater than $10.00 (the “Floor”) or less than $12.22 (the “Ceiling”). If the Citizens Closing Price is less than the Floor but equal to or greater than $8.89 (the “Basement”) then the exchange ratio will be adjusted to equal the Floor Stock Value divided by the Citizens Closing Price. The “Floor Stock Value” means the product of the Floor and 1.3350 (the unadjusted exchange ratio). If the Citizens Closing Price is less than the Basement, then the Exchange Ratio shall be adjusted to equal the Floor Stock Value divided by the Basement. If the Citizens Closing Price is greater than the Ceiling but equal to or less than $13.33 (the “Attic”), then the Exchange Ratio shall be adjusted to equal the Ceiling Stock Value divided by the Citizens Closing Price. The “Ceiling Stock Value” means the product of the Ceiling and 1.3350 (the unadjusted exchange ratio). If the Citizens Closing Price is greater than the Attic, then the Exchange Ratio shall be adjusted to equal the Ceiling Stock Value divided by the Attic. See “Merger Consideration” on page 67 for a numerical depiction of the range of consideration to be received by F&M shareholders based on the Citizens Closing Price.

If, after the date of the merger agreement and prior to the effective time of the merger, the outstanding shares of Citizens common stock or F&M common stock change in number or type as a result of a reclassification, reorganization, recapitalization, stock split, reverse stock split, stock dividend or other similar change in capitalization, or if there is any extraordinary dividend or distribution, then the merger consideration and the Ceiling, Basement, Floor and Attic will be adjusted to provide the holders of F&M common stock the same economic effect as contemplated by the merger agreement.

F&M shareholders will not receive any fractional shares of Citizens common stock that would otherwise be issued as merger consideration. Instead, such shareholders will receive a cash payment based on the Citizens Closing Price. See the section entitled “The Merger Agreement—Fractional Shares” beginning on page 69 of this proxy statement/prospectus.

Under Wisconsin law, shareholders of F&M are entitled to exercise dissenters’ rights. F&M dissenting shares will not receive the merger consideration; instead the holder of such shares shall be entitled only to such rights as are granted by the applicable provisions of the WBCL, provided such holder complies in all respects with the procedures set forth in Sections 180.1301 to 180.1331 of the WBCL. Any holder who fails to comply with these procedures, such that the holder’s shares no longer qualify as F&M dissenting shares, will be entitled to receive the merger consideration in accordance with the terms of the merger agreement. See the section entitled “Dissenters’ Rights” beginning on page 107 of this proxy statement/prospectus.

Background of the Merger

F&M’s board of directors and senior management have from time to time explored and assessed various strategic options potentially available to F&M. These discussions have focused on, among other things, available strategic transaction opportunities, the business and regulatory environment facing banks and financial institutions generally, the illiquid nature of F&M’s common stock, the opportunities for profitable growth in F&M’s immediate and surrounding markets, and conditions and ongoing consolidation in the financial services industry.

Beginning in April 2014, F&M’s board of directors initiated a series of strategic planning meetings to specifically address the long-term strategy of the company. On April 28, 2014, the board of directors and senior management attended an all-day strategic planning retreat facilitated by a third party attorney and consultant to discuss F&M’s strengths, weaknesses, shareholder concerns, and strategic business planning. As a result of the conclusions drawn from the aforementioned formal strategic planning process, the board of directors determined that a sale at an appropriate price would be in the best interests of its shareholders and directed senior management to engage legal counsel to begin the process of a marketing of the company. In July 2014, F&M worked with its legal counsel to prepare a confidential information memorandum, which was distributed by its legal counsel to approximately 120 institutions. The marketing of F&M continued from August 2014 to February 2015, at which point efforts to identify a suitable acquirer were concluded as unsuccessful.

From February 2015 until March 2018, F&M continued to operate as an independent organization with the intent to continue doing so for the foreseeable future. In February 2018, F&M engaged Godfrey & Kahn, S.C. as its new corporate legal counsel for purposes of addressing shareholder requests for information at its upcoming 2018 annual shareholder meeting. On March 20, 2018, the annual shareholder meeting was held, immediately after which certain shareholders of F&M owning or controlling approximately 18% of outstanding shares of common stock (the “Interested Shareholders”) requested a meeting with F&M’s board of directors. During that meeting, which was attended by a representative from Godfrey & Kahn, the Interested Shareholders expressed several opinions, including a strong desire for liquidity for their shares. Upon the advice of legal counsel, the board of directors treated this meeting as a listening session and let the Interested Shareholders in attendance know that their opinions would be taken under advisement.

At the conclusion of this meeting with the Interested Shareholders, and after the Interested Shareholders exited, the board of directors held an informal meeting to discuss the foregoing events. The board of directors then determined that the timing was right to reengage in a sale process. In particular, (i) significant time had passed since F&M’s attempted 2014 sale, (ii) the rationale for the board of directors’ decision to pursue a sale in 2014 remained largely unchanged, (iii) the Bank’s financial condition had improved since 2014, and (iii) conditions for selling a community banking organization, in general, had become more favorable. Senior management was instructed to work with Godfrey & Kahn and to contact potential investment banking firms with experience in community bank mergers and acquisitions in the Wisconsin and contiguous markets.

On April 23, 2018, the board of directors held a meeting attended by all directors and a representative from Godfrey & Kahn. Godfrey & Kahn discussed and reviewed in detail the fiduciary duties of the F&M board of directors related to the exploration and pursuit of a potential sale of the company. There was further discussion regarding confidentiality, a moratorium on buying or selling F&M stock by insiders, and the critical need to disclose any conflicts of interest. The board of directors also discussed two investment banking firms that had been identified and interviewed by senior management. Finally, the board of directors appointed a committee of directors comprised of Keith Laugen, John Rose, Robert Mubarak, and Peter Reichardt, with authority to, among other things, engage professional advisors and negotiate the terms of a sale with a suitor to be presented to the full board of directors.

At a meeting held on May 7, 2018, the board of directors authorized Keith Laugen, director of F&M, with the assistance of Godfrey & Kahn, to engage The Oak Ridge Financial Group, Inc. (“Oak Ridge”) in order to pursue a fully auctioned sale process designed to maximize shareholder value. After review and negotiation of the proposed terms of Oak Ridge’s engagement by Mr. Laugen and Godfrey & Kahn, on May 15, 2018, Oak Ridge was retained by F&M as its financial advisor to assist F&M in a structured sale process.

From late May 2018 to early August 2018, Oak Ridge conducted its initial due diligence on F&M and worked with senior management to prepare a confidential information memorandum. Oak Ridge also identified financial institutions that might be interested in a merger with F&M. The committee of directors comprised of Messers. Laugen, Rose, Mubarak, and Reichardt and Oak Ridge reviewed strategies and the preparations being undertaken in connection with a potential sale of F&M, and discussed the financial institutions that could potentially be interested in a merger with F&M. Potential merger partners were identified based on publicly available information, Oak Ridge’s market knowledge, proximity to F&M’s market area, and general information regarding recent transactions involving financial institutions.

At a meeting on July 11, 2018, attended by the board of directors, representatives of Oak Ridge, and a representative of Godfrey & Kahn, the board of directors settled on a list of financial institutions for Oak Ridge to contact using the aforementioned criteria and directed Oak Ridge to contact them. Beginning August 7, 2018, in accordance with the F&M board’s directives, Oak Ridge began contacting potential parties, distributed non-disclosure agreements and furnished copies of the confidential information memorandum to parties that executed the non-disclosure agreement. Oak Ridge contacted a total of sixty-two (62) financial institutions to ascertain their interest in a possible acquisition. Twenty-eight (28) of the financial institutions, including Citizens, executed non-disclosure agreements.

On September 21, 2018, written expressions of interest were received from Citizens and two other potential merger partners (“Party A” and “Party B”). Oak Ridge prepared a detailed analysis and comparison of the three expressions of interest for the board of directors. Party A and Party B each indicated all cash offers, while Citizens indicated a mixture of 85% cash and 15%. On September 27, 2018, the board of directors met to consider, review, analyze and discuss the expressions of interest and Oak Ridge’s detailed analysis and comparison. Both Oak Ridge and Godfrey & Kahn attended the board meeting. At the meeting, the board of directors approved and authorized Oak Ridge to pursue further negotiations with all three interested bidders in order to solicit each party to improve the pricing and other terms included in each of their expressions of interest, and to permit all three bidders to continue due diligence. The three bidders were each notified that they would be permitted to continue due diligence and invited to submit final bids.

On October 10, 2018, Party B terminated its expression of interest due to limitations on its ability to consummate a transaction. On the same day, an additional party (“Party C”) submitted a late bid consisting of an all cash offer that was competitive with the offers made by Party A and Citizens. Oak Ridge was given direction to invite Party C to continue its due diligence and submit a final bid.

From late September 2018 to November 16, 2018, all of the remaining bidders were given access to information regarding F&M’s operations. The information included a review of F&M’s loan portfolio, securities portfolio and other assets, certain legal documents and obligations, and discussions with its senior management team. Citizens conducted its due diligence, including meeting with F&M’s senior management in October and November 2018. In addition, F&M conducted due diligence on each suitor to learn more about their operating styles, cultures, financial prospects, and ability to consummate a transaction. Because Citizens’ offer consisted of a portion of the consideration to be paid in Citizens common stock, Oak Ridge conducted additional due diligence on Citizens’ financial condition, stock price, and business strategy.

On November 16, 2018, F&M received final bids from Citizens and Party C, Party A having determined not to submit a final bid. F&M’s board of directors held a meeting on November 20, 2018 to discuss the final bids. At that meeting, Oak Ridge reviewed the process undertaken to that point and discussed the terms of the two final expressions of interest. The F&M board reviewed the key terms and characteristics of each proposal, including the amount and type of consideration offered. The board discussed other relevant information concerning Citizens and Party C and determined that a sale on terms presented by Citizens would be in the best interests of F&M shareholders. The board then authorized management and Godfrey & Kahn to commence negotiations of a definitive merger agreement for the board’s consideration and approval.

On December 5, 2018, counsel to Citizens delivered a first draft of the merger agreement to F&M’s counsel. Over the next approximately six weeks, counsel for Citizens and F&M exchanged several drafts of the merger agreement. In addition to negotiating the merger agreement, the parties also reviewed and negotiated the related transaction documents, including a Voting Agreement, an merger agreement for the merger of F&M Bank and CCF Bank, and a form of Retention Bonus Agreement. In addition, Citizens negotiated a conditional Employment Agreement with Peter Reichardt to continue his employment with CCF Bank after the consummation of the merger. The parties ultimately agreed to a transaction in which Citizens would acquire

F&M for aggregate consideration of approximately $21.6 million, consisting of 15% Citizens common stock and 85% cash; provided, that the cash portion of the consideration would increase on a dollar-for-dollar basis to the extent there is a Stockholders Equity Surplus (as defined in the merger agreement), and would decrease on a dollar-for-dollar basis to the extent there is a Stockholders Equity Deficit (as defined in the merger agreement).

On January 21, 2019, the board of directors of F&M held a special meeting to consider the proposed transaction with Citizens. Also attending in person were representatives of Godfrey & Kahn and Oak Ridge. Prior to the meeting, directors received copies of the merger agreement and the related agreements, including the Voting Agreement, form of Retention Bonus Agreement, and Peter Reichardt’s Employment Agreement. During the meeting, a representative of Oak Ridge gave a report on Oak Ridge’s process and due diligence, the financial terms of the proposed transaction, the historical performance of Citizens’ stock, the potential effects of the proposed merger on Citizens, Citizens’ business and financial condition, various valuation methodologies for analyzing the purchase price being proposed by Citizens, and information regarding peer companies and comparable transactions. Oak Ridge then delivered its opinion that the amount of merger consideration to be received by F&M shareholders in connection with the proposed transaction was fair, from a financial point of view, to F&M and its shareholders. Oak Ridge’s presentation included a discussion of the matters described under “The Merger—Opinion of F&M’s Financial Advisor” beginning on page 55 of this proxy statement/prospectus. A representative from Godfrey & Kahn discussed the board’s fiduciary responsibilities and the legal standards applicable to the board’s decision and actions with respect to Citizens’ proposal. He also discussed in detail the material terms of the merger agreement, the Voting Agreement, the form of Retention Bonus Agreement, and Peter Reichardt’s Employment Agreement. Mr. Reichardt was excused from the meeting during the board’s discussion of his Employment Agreement.

Following these reports and discussions, and discussion and analysis among the members of the F&M board of directors, including consideration of the factors described under “The Merger—Recommendation of the F&M Board and Reasons for the Merger,” the board of directors of F&M determined that the merger agreement and the transactions contemplated thereby were advisable and fair to and in the best interests of F&M and its shareholders, and the directors voted unanimously to authorize and approve the merger agreement.

On January 21, 2019, the merger agreement and related agreements were executed and delivered, and the execution was announced on the morning of January 22, 2019, in a press release issued jointly by Citizens and F&M.

Recommendation of the F&M Board and Reasons for the Merger

After careful consideration, F&M’s board of directors determined that the merger is fair to and in the best interests of F&M and its shareholders. Accordingly, F&M’s board of directors unanimously approved the merger agreement and the merger. F&M’s board of directors unanimously recommends that the F&M shareholders vote “FOR” the approval of the merger agreement and the merger.

In reaching the determination to approve the merger agreement and the merger, F&M’s board of directors evaluated the merger agreement and the merger in consultation with F&M’s senior management and F&M’s financial and legal advisors, and drew on its knowledge of the business, operations, properties, assets, financial condition, operating results, historical market prices and prospects of F&M and Citizens, as well as current economic, regulatory and market conditions. In connection with its review and approval of the merger agreement and the merger, and in the course of its deliberations, F&M’s board of directors considered numerous factors that weighed in favor of the merger, including the following:

•	The potential effects of not acting in a timely manner;

•	The alternative course of action available to F&M to remain an independent community bank in lieu of pursuing the merger;

•

The board of directors’ understanding of Citizens’ consolidated business, operations, management, financial condition, asset quality, earnings, and prospects compared to the risks and challenges associated with the continued operation of F&M and F&M Bank independently;

•

The costs of remaining an independent financial institution, including the costs associated with raising capital and deploying that capital into infrastructure and personnel in order to enhance profitability;

•	Liquidity provided by the merger to F&M shareholders for their otherwise relatively illiquid stock;

•

The opportunity presented by accepting Citizens common stock as 15% of the total merger consideration, which will allow shareholders the opportunity to participate in any future earnings or growth of the combined organization and future appreciation in the value of the combined organization’s common stock following the merger;

•

The belief that the price offered by Citizens was strong relative to other bids received in F&M’s structured sale process, and confirmation from F&M’s independent financial advisor that the total merger consideration was fair to F&M shareholders from a financial point of view;

•	The fact that the value of shares of Citizens common stock issued as a portion of the merger consideration is readily available and determined by market forces;

•	The prospects for growth of F&M Bank as an independent institution versus as an institution merged with CCF Bank;

•	Considerations relating to succession planning for shareholders, directors, and employees at F&M and F&M Bank if F&M were to remain independent;

•	The availability of enhanced products, services, and legal lending limits that CCF Bank can offer to F&M Bank’s customers and communities once they merge;

•

The complementary areas of expertise among senior management of F&M Bank and CCF Bank which will allow the surviving bank to draw on their intellectual capital, technical expertise, and experience of a larger workforce;

•	The challenges facing community banks in general, including, for example, the regulatory environment and the increasing costs associated with remaining an independent community bank;

•

The review by F&M’s board of directors with Godfrey & Kahn, S.C. of the structure of the merger, the terms of the merger agreement, including without limitation the obligations and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the merger, the circumstances in which each party is permitted to terminate the merger agreement and the related termination fee payable by F&M in the event of termination of the merger agreement under specified circumstances, and the financial and other terms of the merger agreement;

•

The Board of Directors’ conclusion that Citizens’ and CCF Bank’s financial condition, earnings and prospects make it more likely that the merger will result in a superior financial condition, increased financial stability, superior pro forma capital levels and better future access to capital, greater ability to spread business strategy execution risks across a larger enterprise and additional options for future potential strategic alternatives on an independent basis;

•

The likelihood that the merger agreement will be completed in compliance with applicable law, including the likelihood that the regulatory approvals needed to consummate the merger will be obtained in a timely fashion;

•	Citizens’ proven track record of consummating, obtaining regulatory approvals for, and integrating acquisitions;

•

The availability of statutory appraisal rights to F&M shareholders who otherwise comply with all required procedures under Wisconsin law, which allows such shareholders to seek appraisal of the fair value of their shares in accordance with Wisconsin law;

•

The ability of the board of directors under the merger agreement to withdraw or modify their recommendation in favor of the merger agreement under certain circumstances, including the ability to terminate the merger agreement under certain circumstances, such as in connection with a Superior Proposal (as defined in the merger agreement), subject to payment of a $750,000 termination fee;

•

Post-transaction indemnification and directors’ and officers’ liability insurance tail coverage afforded the former directors and officers of F&M and F&M Bank under the terms of the merger agreement; and

•

The fact that simultaneously with the execution of the merger agreement, certain directors and officers of F&M and F&M’s largest shareholder have executed a Voting Agreement pledging to vote in favor of the merger.

In the course of its deliberation regarding the merger with Citizens, F&M also considered the following factors, which it determined did not outweigh the expected benefits of the merger to F&M and its shareholders:

•	The loss of independence and primary focus on the Tomah, Wisconsin community;

•	The possibility that market values for community banks similar to F&M Bank may increase in the coming years;

•	The potential negative impact to our employees, customers, and communities associated with a possible change in institutional culture;

•	The possibility that the merger agreement may not be consummated, or that completion of the merger may be unduly delayed, for reasons beyond the control of the parties;

•

The potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the merger and the potential effect on F&M’s and F&M Bank’s business and relations with customers, service providers and other stakeholders whether or not the merger is completed;

•

The costs to be incurred in connection with the merger, including the costs of data conversion and contract termination costs, and other transaction expenses arising from the merger agreement and the merger;

•

The risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of the businesses of the parties;

•

The tax consequences of the merger to F&M shareholders. Specifically, the value of the merger consideration received, both cash and stock, may be taxable to F&M shareholders. See “Material United States Federal Tax Consequences” beginning on page 87 of this proxy statement/prospectus; and

•

The interests that certain directors and/or executive officers of F&M and F&M Bank have in the merger. See “Interests of F&M’s Directors and Executive Officers in the Merger” beginning on page 87 of this proxy statement/prospectus.

F&M’s board of directors concluded that the anticipated benefits of the proposed merger were likely to substantially outweigh the risks. The foregoing discussion of the factors is not intended to be exhaustive, but includes the material factors considered by the board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, the board of directors may have given different weights to different factors. The board of directors collectively made its determination to approve and adopt the merger agreement and the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate.

F&M’s board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above. However, the board of directors concluded the potential positive factors outweighed the potential risks of consummating the merger. It should be noted that this explanation of the analysis and reasoning of the board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” contained in this proxy statement/prospectus.

F&M’s board of directors unanimously recommends that F&M shareholders vote “FOR” the approval and adoption of the merger agreement and the merger.

Opinion of F&M’s Financial Advisor

In connection with the merger, F&M engaged Oak Ridge, effective on May 15, 2018, to act as exclusive financial advisor in connection with a possible sale of F&M and, if requested, to render a fairness opinion to F&M’s board with respect to the fairness, from a financial point of view, of the merger consideration to F&M’s shareholders. For purpose of Oak Ridge’s opinion, Oak Ridge utilized the estimated merger consideration to be received at closing as calculated by management of F&M for its financial analysis described below. F&M selected Oak Ridge because Oak Ridge is a recognized investment banking firm with substantial experience in community bank transactions similar to the merger. As part of its investment banking business, Oak Ridge is regularly engaged in the purchase, sale, merger and valuations of financial services businesses in the Upper Midwest. F&M chose Oak Ridge after conducting a search for a qualified financial advisor, which included interviewing potential candidates. Oak Ridge had no relationship with F&M prior to engaging in discussions with F&M as part of F&M’s search.

Oak Ridge participated in the meeting of F&M’s board held on January 21, 2019, at which F&M’s board evaluated the proposed merger. At this meeting, Oak Ridge reviewed, among other items, the financial aspects of the proposed merger, including the estimated merger consideration at closing, and rendered an opinion to the effect that the estimated merger consideration at closing to be received by F&M’s shareholders in the proposed merger was fair, from a financial point of view, to such shareholders. F&M’s board unanimously approved the merger agreement at this meeting.

Oak Ridge’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, F&M’s board in connection with its consideration of the financial terms of the merger, including the estimated merger consideration at closing. The opinion addressed only the fairness, from a financial point of view, of the estimated merger consideration at closing to be paid to F&M’s shareholders in the merger. It did not address the underlying business decision of F&M’s board to engage in the merger or enter into the merger agreement or constitute a recommendation to F&M’s board in connection with the merger, and it does not constitute a recommendation to any holder of F&M’s common stock or stock options or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Oak Ridge in preparing the opinion.

In connection with Oak Ridge’s review of the merger, and in arriving at Oak Ridge’s opinion, Oak Ridge:

•	Reviewed drafts of the merger agreement, the most recent received on January 18, 2019, including the financial terms of the draft of the merger agreement received;

•	Reviewed and analyzed historical financial and other corporate data relating to the business, earnings, assets, liabilities and shareholders’ equity of F&M and F&M Bank that was publicly available;

•

Reviewed and analyzed certain information, including corporate and financial data, relating to the business, earnings, assets, liabilities, forecasts and prospects of F&M and F&M Bank and information pertaining to F&M’s unsuccessful attempt to sell in 2014, information that was furnished to Oak Ridge by F&M;

•

Conducted discussions with senior management of F&M concerning the matters described in items (2) and (3) above, as well as their business and prospects before and after giving effect to the merger pursuant to the merger agreement and the process and considerations they reviewed in entering into the merger agreement;

•	Reviewed and analyzed historical financial and other corporate data with respect to Citizens that was publicly available or furnished to Oak Ridge by Citizens;

•

Conducted discussions with senior management of Citizens concerning the matters described in clause (5) above, as well as its ability to finance the transaction and its business and prospects before and after giving effect to the merger pursuant to the merger agreement;

•	Reviewed and discussed with F&M’s management and board the estimated merger consideration and the estimated Closing Date Equity Amount;

•	Reviewed the current and historically reported trading activity information for certain other companies deemed by Oak Ridge to be comparable to Citizens;

•	Compared the financial performance of Citizens with that of certain publicly-traded companies that Oak Ridge deemed relevant;

•	Reviewed the current and historically reported trading activity information for certain other companies deemed by Oak Ridge to be comparable to F&M;

•	Compared the financial performance of F&M with that of certain publicly-traded companies that Oak Ridge deemed relevant;

•	Reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Oak Ridge deemed relevant; and

•	Prepared and reviewed discount dividend valuation analysis utilizing industry standards.

In addition, Oak Ridge reviewed additional information, conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion.

In connection with Oak Ridge’s review and in rendering Oak Ridge’s opinion, Oak Ridge relied upon and assumed the accuracy, completeness and fairness of all information that was publicly available or was furnished by F&M, or otherwise made available, to Oak Ridge or discussed with or reviewed by Oak Ridge, including all financial, accounting, tax, regulatory and legal information, and Oak Ridge did not make (and did not assume any responsibility for) any independent verification of such information. Oak Ridge assumed, in reliance upon the assurances of the management of F&M, that the information provided to Oak Ridge was been prepared on a reasonable basis in accordance with industry practice, and such information reflects the best currently available estimates and judgment of management and that management is not aware of any facts or circumstances that would make such information inaccurate, incomplete or misleading. With respect to the financial forecasts, estimates and other financial information utilized in Oak Ridge’s analyses, Oak Ridge was advised by the management of F&M, and at the direction of F&M, Oak Ridge assumed that they have been prepared on a reasonable basis in accordance with industry practice. Oak Ridge assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Oak Ridge, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of F&M as to the expected future results of operations and financial condition of F&M. Oak Ridge relied on the assumptions of the management of F&M as to all accounting, legal, tax and financial reporting matters with respect to F&M and the merger agreement.

In arriving at Oak Ridge’s opinion, Oak Ridge assumed that the executed merger agreement will be in all material respects identical to the last draft reviewed by Oak Ridge. Oak Ridge relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to Oak Ridge’s analysis, (ii) each party to the merger agreement will fully and timely perform all of the covenants and agreements required to be performed by that party, (iii) the merger pursuant to the merger agreement will be consummated pursuant to the terms of the merger agreement without amendments thereto and (iv) all conditions to the consummation of the merger pursuant to the merger agreement will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Oak Ridge assumed that the merger pursuant to the merger agreement will be consummated in compliance with all applicable laws and that all the necessary regulatory approvals and consents required for the merger pursuant to the merger agreement will be obtained, without amendment or waiver of any material terms or conditions, and that, in the course of obtaining any necessary legal, regulatory or third party consents, approvals or agreements for the merger pursuant to the merger agreement, no delay, limitation or restriction, including any divestiture or other requirements, will be imposed or action will be taken that will have an adverse effect on F&M or the merger pursuant to the merger agreement.

In arriving at Oak Ridge’s opinion, Oak Ridge did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of F&M or any other entity, and was not furnished or provided with any such appraisals or valuations, nor did Oak Ridge evaluate the solvency of F&M or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Oak Ridge in connection with its opinion were going concern analyses. Oak Ridge expressed no opinion regarding the liquidation value of F&M or any other entity. Without limiting the generality of the foregoing, Oak Ridge undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which F&M or any of its affiliates was a party or may be subject, and at the direction of F&M and with its consent, Oak Ridge’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Oak Ridge also assumed that there had been no material changes in the assets, financial condition, results of operations, business or prospects of F&M since the date of the last financial statements made available to Oak Ridge. Oak Ridge also assumed that neither F&M nor Citizens is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or sale, divestiture or spin-off, other than the merger pursuant to the merger agreement.

The opinion was necessarily based upon the information available to Oak Ridge and on economic, market, financial and other conditions, facts and circumstances as they existed. Events occurring after the date of the opinion could materially affect the assumptions used in preparing the opinion. Oak Ridge has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date hereof.

Oak Ridge will receive a fee for rendering its opinion that is not contingent upon the consummation of the merger pursuant to the merger agreement or the conclusions reached in Oak Ridge’s opinion. F&M has also agreed to indemnify Oak Ridge against certain liabilities and reimburse Oak Ridge for certain expenses in connection with Oak Ridge’s services. Oak Ridge may, in the future, provide investment banking and financial advisory services to F&M, Citizens or other entities, for which Oak Ridge would expect to receive compensation.

Oak Ridge’s opinion was provided to the board of F&M in connection with its consideration of the merger pursuant to the merger agreement and is not intended to be and does not constitute a recommendation to any shareholder of F&M as to how that shareholder should act or vote or make any election with respect to the merger pursuant to the merger agreement or any other matter.

The opinion addresses solely the fairness, from a financial point of view of the estimated merger consideration at closing, defined by Oak Ridge, pursuant to the merger agreement and does not address any other terms or agreement relating to the merger pursuant to the merger agreement, any other terms of the merger agreement or other transactions contemplated. Oak Ridge was not requested to opine as to, and its opinion does not address, the underlying business decision of F&M to enter into the merger agreement and to proceed with or effect the merger pursuant to the merger agreement, the merits of the merger pursuant to the merger agreement relative to any alternative transaction or business strategy that may be available to F&M, Citizens’ ability to fund the estimated merger consideration at closing or the form of the merger agreement or the terms set forth in the merger agreement. Furthermore, Oak Ridge expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the merger pursuant to the merger agreement or with respect to the fairness of any such compensation.

The following is a summary of the material financial analyses performed by Oak Ridge in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Oak Ridge to F&M’s board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The financial analyses summarized below include information presented in tabular format. Accordingly, Oak Ridge believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses. For purposes of its analyses, Oak Ridge utilized the estimated value of the merger consideration at closing of $107.40 per share of F&M’s common stock, consisting of, (i) $92.20 in cash and (ii) 1.3350 shares of Citizens common stock to be exchanged for each share of F&M’s common stock. The estimated value of the merger consideration at closing includes estimated adjustments from December 31, 2018 through closing including deal related expenses and projected earnings. The net sum of the estimated adjustments as calculated by F&M management resulted in an estimated Stockholders Equity Surplus (as defined in the merger agreement) at closing of approximately $1.8 million which had a positive impact on the estimated cash merger consideration at closing.

Selected Companies Analysis

Using publicly available information, Oak Ridge compared the financial performance, financial condition and market performance of F&M to 20 selected banks and bank holding companies traded on OTC Pink or OTCQX, trade at minimum 100 shares a day, are headquartered in a market with population less than 100,000, had total assets between $100 million and $500 million, and had return on average assets between 25bps and 100bps over the latest twelve months.

The selected companies included in F&M’s “peer” group were:

Blue Ridge Bankshares, Inc.

West Shore Bank Corporation

PSB Holding Corporation

Highlands Bankshares, Inc.

Community First Bancorporation

First Bancshares, Inc.

Delmarva Bancshares, Inc.

Eastern Michigan Financial Corporation

First Robinson Financial Corporation

Delhi Bank Corp.

Century Financial Corporation

Denali Bacorporation, Inc.

CNB Bancorporation

National Bank of Coxsackie

Cominibanc Corp.

Virginia Community Bankshares, Inc.

Cornerstone Community Bancorp

Peoples Bancorp, Inc.

Crazy Woman Creek Bancorp Inc

Empire Bancshares, Inc.

To perform this analysis, Oak Ridge used last-twelve-months (“LTM”) and other financial information as of the most recent completed quarter available and market price information as of January 16, 2019. Certain financial data prepared by Oak Ridge, and as referenced in the tables presented below, may not correspond to the data presented in F&M’s historical financial statements as a result of the different periods and the assumptions and methods used by Oak Ridge to compute the financial data presented. Oak Ridge’s analysis showed the following concerning the financial performance and condition of the selected companies in its “peer” group:

		Peer Group
	Minimum	Median	Maximum
Total Assets ($Mil)	$114.1	$303.4	$460.1
LTM ROAA	0.27%	0.74%	0.99%
Nonperforming assets (“NPAs”) / Assets	0.00%	1.08%	2.29%

In addition, Oak Ridge’s analyses showed the following concerning the market performance of the selected companies in its “peer” group:

		Peer Group
	Minimum	Median	Maximum
Price / Tangible Book	38.72%	104.38%	179.07%
Price to LTM EPS	4.5x	13.8x	29.5x
Price to Assets	3.05%	8.94%	16.80%

Using publicly available information, Oak Ridge then compared the financial performance, financial condition and market performance of Citizens to 19 selected banks and bank holding companies traded on NASDAQ and headquartered in the Midwest with total assets between $1.0 billion and $2.0 billion.

The selected companies included in Citizens’ “peer” group were:

First Business Financial Services, Inc.

Southern Missouri Bancorp, Inc.

Macatawa Bank Corporation

Bridgewater Bancshares, Inc.

Bank First National Corporation

LCNB Corp.

BankFinancial Corporation

Civista Bancshares, Inc.

County Bancorp, Inc.

Hawthorn Bancshares, Inc.

Ames National Corporation

Level One Bancorp, Inc.

MBT Financial Corp.

Mackinac Financial Corporation

Middlefield Financial Corporation

Farmers & Merchants Bancorp, Inc.

Limestone Bancorp, Inc.

First Savings Financial Group, Inc.

Ohio Valley BanCorp.

To perform this analysis, Oak Ridge used LTM and other financial information as of the most recently-completed quarter available and market price information as of January 16, 2019. Certain financial data prepared by Oak Ridge, and as referenced in the tables presented below, may not correspond to the data presented in Citizens’ historical financial statements as a result of the different periods and the assumptions and methods used by Oak Ridge to compute the financial data presented.

Oak Ridge’s analyses showed the following concerning the financial performance, condition and market performance of Citizens and the selected companies in its “peer” group:

		Peer Group
	Citizens	Median
Assets ($Mil)	$975.1	$1,448.7
ROAA	0.45%	1.01%
NPAs / Assets	1.61%	1.00%
Volume (90 day)	12,505	13,512
Price to tangible book	125%	144%

No company used as a comparison in the above selected companies analyses is identical to F&M or Citizens. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis

Oak Ridge reviewed publicly available information related to all bank and thrift merger transactions announced since January 1, 2017 with specific focus on acquired companies headquartered in a market with population less than 100,000, total assets between $100 million and $300 million, LTM ROAA between 25 bps and 100 bps and a C-Corp.

The selected focused transactions included in the group were:

Acquirer:	Acquired Company:

LCB Bancshares, Inc.	Colony Bankcorp, Inc.
Peoples Bankshares, Inc.	Summit Financial Group, Inc.
Gideon Bancshares Company	Southern Missouri Bancorp, Inc.
Community First Bancorp, Inc.	Emclaire Financial Corp.
Great State Bank	Parkway Acquisition Corp.
ASB Financial Corp. Inc.	Peoples Bancorp, Inc.
CCB Bankshares, Inc.	Bank of McKenney
Morgan Financial Corporation	Mid-America Financial Corp
CentrePointe Community Bank	Northwest Bancorporation, Inc.
Wells Financial Corp.	Citizens Community Bancorp, Inc.
Mountain Valley Bancshares, Inc.	Piedmont Bancorp, Inc.
Patriot Federal Bank	Kinderhook Bank Corporation
Citizens Bancshares, Inc.	Investar Holding Corporation
Sound Banking Company	West Town Bancorp, Inc.
Tammcorp, Inc.	Southern Missouri Bancorp, Inc.
Union Banc Corp.	Little Bank, Inc.
Island Bancorp, Inc.	Independent Bank Corp.
Sparta Union Bancshares, Inc.	River Holding Company
Banco Harlan, Inc.	Monticello Bankshares, Inc.
S Bankshares, Inc.	State Bank Financial Corporation
IT&S of Iowa, Inc.	Community Bancshares Corp.
Highland County Bankshares, Inc.	Summit Financial Group, Inc.
Kosciusko Financial, Inc.	Horizon Bancorp
Milton Bancorp, Inc.	Ohio Valley Banc Corp.

The high, low and median results of the transaction multiples for the selected transactions were used to impute a range of values to compare with the estimated merger consideration at closing per share of $107.40 and the aggregate merger consideration $23.2 million.

The results of the analysis are set forth in the following tables:

Imputed Value Per Share:

Deal Value to:	Low	Median	High	Low Per Share	Median Per Share	High Per Share
Assets	8.08%	12.50%	19.37%	$73.56	$113.79	$176.33
TCE	91.17%	123.64%	195.38%	$91.12	$123.57	$195.28
LTM Earnings	12.2x	21.8x	41.0x	$90.29	$161.27	$303.65

Imputed Aggregate Value (in Millions):

Deal Value to:	Low	Median	High	Low	Median	High
Assets	8.08%	12.50%	19.37%	$15.9	$24.6	$38.1
TCE	91.17%	123.64%	195.38%	$19.7	$26.3	$42.3
LTM Earnings	12.2x	21.8x	41.0x	$19.5	$34.9	$65.8

No company or transaction used as a comparison in the above selected transaction analyses is identical to F&M or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Discounted Cash Flow Analysis

Oak Ridge performed two discounted cash flow analysis to estimate ranges for the implied value of F&M.

In the first analysis, Oak Ridge used F&M’s projections of earnings and assumed discount rates ranging from 12.5% to 17.5%. The range of values were derived by adding (i) the present value of the estimated free cash flows, above a required capital level of 9%, that F&M could generate over a five-year period as a standalone company, and (ii) the present value of F&M’s implied terminal value at the end of such period. In calculating the terminal value of F&M, Oak Ridge assumed terminal multiples of earnings ranging from 10-14 times. This discounted cash flow analysis resulted in a range of implied value of $71.69 per share to $99.55 per share for F&M’s common stock.

In the second analysis, Oak Ridge used F&M’s projections of earnings and assumed discount rates ranging from 15.0% to 20.0%. The range of values were derived by adding (i) the present value of the estimated free cash flows, above a required capital level of 9%, that F&M could generate over a five-year period as a standalone company, (ii) enhanced by cost reductions of 15%, (iii) reduced by one time charges, and (iv) the present value of F&M’s implied terminal value at the end of such period. In calculating the terminal value of F&M, Oak Ridge assumed terminal multiples of adjusted earnings ranging from 12-16 times. This discounted cash flow analysis resulted in a range of implied value of $81.83 per share to $119.39 per share for F&M’s common stock.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates.

Miscellaneous

Oak Ridge acted as financial advisor to F&M in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, Oak Ridge is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions and valuations for various other purposes. As specialists in the securities of banking companies, Oak Ridge has experience in, and knowledge of, the valuation of banking enterprises.

Pursuant to the Oak Ridge engagement agreement with F&M, F&M agreed to pay Oak Ridge a fee of 1.25% of the transaction value (as defined in the engagement agreement) in exchange for investment advisory services. Included in this investment advisory fee was a $5,000 retainer paid upon execution of the engagement agreement and a $25,000 milestone payment paid upon execution of the merger agreement. The balance of the investment advisory fee is contingent upon completion of the merger. In addition to the investment advisory fee, Oak Ridge received a payment of $25,000 upon delivery of its fairness opinion to F&M’s board. The total fees to be paid are expected to be approximately $358,000 of which approximately $303,000 remains contingent upon the consummation of the proposed transaction. F&M also agreed to reimburse Oak Ridge for certain reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Oak Ridge against certain liabilities relating to or arising out of Oak Ridge’s engagement.

Citizens’ Reasons for the Merger

In reaching the determination to approve the merger agreement and the merger, Citizens’ board of directors evaluated the merger agreement and the merger in consultation with Citizens’ senior management and Citizens’ financial and legal advisors. The Citizens board considered a number of factors, including, but not limited to:

•	the merger agreement terms, structure and consideration to be paid to F&M shareholders;

•	the adjustments for the cash consideration;

•	the pricing collar adjustment with respect to the exchange ratio for the stock consideration;

•	the sources of funding and ability to raise debt financing;

•	the representations and warranties, pre-closing covenants and termination rights provided for in the merger agreement;

•	the non-solicitation terms within the merger agreement along with the exceptions thereto;

•	the provision permitting Citizens to match a superior proposal;

•	the termination fee payable under certain circumstances;

•	the voting agreements entered into with F&M’s directors, non-director executive officers and a certain shareholder to vote their shares in favor of the merger;

•	the business, operations, financial condition, earnings and prospects of Citizens and of F&M;

•	the results of previous due diligence efforts;

•	the current environment in the community banking industry;

•	expected synergies to be realized by the combined company;

•	the financial terms of the merger as described by FIG Partners in its presentation to the Citizens board; and

•	the regulatory and other approvals required to be received in a timely manner and without unacceptable conditions.

The Citizens board also considered possible risk factors associated with the merger, including:

•	that the merger agreement would divert management focus and resources from other strategic opportunities and operational matters;

•	the possibility of losses of key customers and employees of F&M;

•	the possible effects of announcing the merger and steps taken to consummate it;

•	the possibility of litigation challenging the merger;

•	the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period;

•	risks associated with the integration of the two companies;

•	risks that the deal may not close because of

•	Citizens’ failure to perform its covenants in the merger agreement;

•	failure to receive regulatory approval;

•	a material adverse change to Citizens or F&M;

•	governmental action challenging the transaction; and

•	failure to close the merger by October 31, 2019.

After considering the above factors, Citizens’ board of directors unanimously approved the merger agreement and the merger. This discussion of the factors considered by Citizens’ board of directors does not list every factor considered by the board but includes the most material factors considered by the board. In reaching its determination to approve and adopt the merger agreement, the board did not give relative or specific importance to each of the factors listed above, and individual directors may have given differing importance to different factors.

Closing and Effective Time

Unless the parties otherwise mutually agree, the closing of the merger will take place on the third business day following (x) the expiration of all applicable waiting periods associated with regulatory approvals and (y) the satisfaction or waiver of the conditions to closing of the merger. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 81 of this proxy statement/prospectus for a more complete description of the conditions that must be satisfied prior to closing. The date on which the closing occurs sometimes is referred to in this proxy statement/prospectus as the “closing date’.

On the closing date, Citizens and F&M will affect the merger by filing articles of merger with the Wisconsin Department of Financial Institutions and the Minnesota Secretary of State. The merger will become effective on the date and time of filing of the articles of merger or on such later date and time as may be specified in the articles of merger. The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the “effective time.”

Regulatory Approvals Required for the Merger

Completion of the merger, the holdco merger and the bank merger are subject to receipt of certain approvals and consents from applicable governmental and regulatory authorities, provided that Citizens will not be required to agree to any condition or requirement in order to receive any such approval which would impose any restraint or condition that would reasonably be expected to impair in any material respect the economic or other benefits to Citizens or F&M’s shareholders of the merger or the transactions contemplated by the merger agreement, have a materially negative effect on the operation of the business currently conducted by F&M or on any other business of Citizens or its affiliates or require the sale, transfer, license or other disposition of any assets or categories of assets that, individually or in the aggregate, would be material to any of Citizens, its existing affiliates or F&M (which we refer to as a “burdensome condition”). Citizens and F&M have each agreed to furnish the other party with such information as may be reasonably necessary or advisable in connection with any regulatory filing, notice or other application to be made by or on behalf of either Citizens or F&M. These approvals include, among others, approvals or waivers from the OCC, the WDFI and the Federal Reserve Board. Citizens has submitted a Streamlined Business Combination Application with the OCC, an Application to Acquire a Wisconsin Bank Holding Company with the WDFI and a Form FR Y-3 with the Federal Reserve Board.

Office of the Comptroller of the Currency

CCF Bank is subject to primary regulation by the OCC. The merger of F&M Bank with and into CCF Bank requires prior approval of the OCC pursuant to Section 3 of the National Bank Consolidation and Merger Act, as amended. In evaluating an application for such approval, the OCC takes into consideration a number of factors, including (i) the competitive impact of the transaction in the relevant markets; (ii) the financial and managerial resources of the banks both on a current and pro forma basis; (iii) the convenience and needs of the communities to be served and the record of the banks under the CRA, including their CRA ratings; (iv) the banks’ effectiveness in combatting money laundering activities and (v) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Citizens has requested expedited processing from the OCC and, to that end, on March 13, 2019 submitted a Streamlined Business Combination Application with the OCC. Unless the OCC removes Citizens from the expedited process, which it may do in its discretion, the OCC has 45 days to review and make a decision on Citizens’ application.

Wisconsin Department of Financial Institutions

F&M Bank is a state bank chartered, regulated and supervised by the WDFI. The bank merger requires an Application to Acquire a Wisconsin Bank Holding Company to be filed with the WDFI under applicable Wisconsin banking laws. The matters required to be addressed in the Application to Acquire a Wisconsin Bank Holding Company are generally similar to matters to be addressed in the applications to the OCC and the Federal Reserve Board. Citizens filed the Notice of Proposed Acquisition on March 14, 2019.

Federal Reserve Board

Citizens is a bank holding company regulated and supervised by the Federal Reserve Board under the BHCA. Citizens is required to submit an application for approval on Form FR Y-3 pursuant to the BHCA. In evaluating an application for such approval, the Federal Reserve Board will take into consideration a number of factors, including (i) the competitive impact of the transaction in the relevant markets; (ii) the financial condition and future prospects, including capital positions and managerial resources of the parties, on both a current and pro forma basis; (iii) the convenience and needs of the communities to be served and the record of the parties’ banking subsidiaries under the Community Reinvestment Act of 1977; (iv) the effectiveness of the parties and their banking subsidiaries in combatting money laundering activities and (v) the extent to which the transaction would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

Additional Regulatory Approvals and Notices

Citizens and F&M believe that neither the merger nor the bank merger raise substantial antitrust or other significant regulatory concerns and that the parties will be able to obtain all requisite regulatory approvals. However, neither Citizens nor F&M can provide any assurance that the closing of the merger will occur within the prescribed time of any of the approvals obtained, the timing of any such further approvals as may be required if the closing of the merger does not occur within such prescribed time, their ability to obtain any such further approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that may be deemed to impose a material burden on Citizens.

Neither Citizens nor F&M are aware of any material governmental approvals or actions that are required for completion of the merger or the bank merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Accounting Treatment

In accordance with current accounting guidance, the merger will be accounted for using the acquisition method. As a result, the recorded assets and liabilities of Citizens will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and the assets and liabilities of F&M will be adjusted to fair value at the date of the merger. In addition, all identified intangible assets will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, consisting of cash plus the fair value of the Citizens common stock to be issued to former F&M shareholders, exceeds the fair value of the net assets including identified intangible assets of F&M on the date the merger is completed, such amount will be reported as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. Identified finite life intangible assets will be amortized over their estimated lives. Further, the acquisition method of accounting will result in the operating results of F&M being included in the operating results of Citizens beginning from the date of completion of the merger.

NASDAQ Market Listing

The shares of Citizens common stock to be issued in the merger will be listed for trading on the NASDAQ Global Market.

Dividends/Distributions

From and after the date of the merger agreement, F&M may not, and may not permit its subsidiaries to, without the prior written consent of Citizens, make any dividend payments or distributions.

No dividends or other distributions declared or made with respect to Citizens common stock after closing of the merger will be paid to the holder of any unsurrendered certificate or book entry share that evidenced ownership of shares of F&M common stock until such holder properly surrenders such shares. See the section entitled “The Merger Agreement—Exchange and Payment Procedures” beginning on page 70 of this proxy statement/prospectus.

Litigation Related to the Merger

Potential plaintiffs may file lawsuits challenging the proposed transaction. If any such cases are not resolved, such lawsuits could prevent or delay completion of the merger and result in significant costs to F&M and Citizens, including costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Citizens’ business, financial condition and results of operations.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This section does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Citizens or F&M. Such information can be found elsewhere in this proxy statement/prospectus beginning on page 131 of this proxy statement/prospectus

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Citizens and F&M contained in this proxy statement/prospectus or in the public reports of Citizens filed with the SEC may supplement, update or modify the factual disclosures about Citizens contained in the merger agreement. The merger agreement contains representations and warranties by Citizens, on the one hand, and by F&M, on the other hand, made solely for the benefit of the other party. The representations, warranties and covenants made in the merger agreement by Citizens and F&M were qualified and subject to important limitations agreed to by Citizens and F&M in connection with negotiating the terms of the merger agreement. In particular, during your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to understand that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Citizens and F&M each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any person as characterizations of the actual state of facts about Citizens or F&M at the time they were made or otherwise.

Merger Consideration

Upon completion of the merger and assuming the consideration is not adjusted pursuant to the terms of the merger agreement as described in this proxy statement/prospectus, each share of F&M common stock outstanding immediately prior to the effective time of the merger, except for F&M dissenting shares and shares of F&M common stock held by F&M as treasury stock or owned by Citizens, will be converted into the right to receive (i) the cash consideration consisting of an amount of cash equal to $18,199,597 divided by the total number of shares of F&M common stock issued and outstanding immediately prior to the effective time, without interest, (or approximately $84.05 in cash per share of F&M common stock, assuming 216,541 shares of F&M common stock outstanding at the effective time) and (ii) the stock consideration consisting of 1.3350 shares of Citizens common stock.

The cash consideration is determined based on the aggregate cash consideration of approximately $18,199,597, as adjusted in accordance with the merger agreement based on the amount of F&M’s Closing Date Equity Amount. Set forth below is a table showing the hypothetical value of the cash consideration based on a range of values for F&M’s closing date stockholders equity amount. The table does not reflect the fact that cash will be paid instead of fractional shares of Citizens common stock.

Hypothetical Cash Consideration Per Share
F&M Closing Date Equity Amount	Aggregate Cash Consideration (1)	Hypothetical Per Share Value (2)
$21,707,000	$19,449,597	$89.82
$21,457,000	$19,199,597	$88.66
$21,207,000	$18,949,597	$87.51
$20,957,000	$18,699,597	$86.36
$20,707,000	$18,449,597	$85.20
$20,457,000	$18,199,597	$84.05
$20,207,000	$17,949,597	$82.89
$19,957,000	$17,699,597	$81.74
$19,707,000	$17,449,597	$80.58
$19,457,000	$17,199,597	$79.43
$19,207,000	$16,949,597	$78.27
$18,957,000	$16,699,597	$77.12

(1)

Hypothetical adjusted aggregate cash consideration based on $18,199,597 increased or decreased by the amount by which the hypothetical F&M Closing Date Equity Amount is greater or less than $20,457,000.

(2)	Hypothetical value based on hypothetical adjusted aggregate cash consideration divided by 216,541, the number of shares of F&M common stock issued and outstanding.

The stock consideration is subject to adjustment based upon the Citizens Closing Price, computed as the average closing price of Citizens common stock for the 10 trading days ending on the third business day preceding the closing of the merger. Set forth below is a table showing the hypothetical value of the stock consideration based on a range of values for the Citizens Closing Price. The table does not reflect the fact that cash will be paid instead of fractional shares of Citizens common stock.

Hypothetical Stock Consideration Per Share
Citizens Closing Prices	Shares of Citizens Common Stock (1)	Hypothetical Per Share Value (2)
$13.50	1.2238	$16.52
$13.33(3)	1.2238	$16.31
$13.00	1.2549	$16.31
$12.50	1.3051	$16.31
$12.22(4)	1.3350	$16.31
$12.00	1.3350	$16.02
$11.00	1.3350	$14.69
$10(5)	1.3350	$13.35
$9.50	1.4053	$13.35
$9.00	1.4833	$13.35
$8.89(6)	1.5017	$13.35
$8.50	1.5017	$12.76

(1)	Represents the exchange ratio.
(2)	Hypothetical value based on hypothetical average closing price for Citizens common stock on NASDAQ for the 10 trading days ending three business days prior to the closing of the merger.
(3)

Represents the “attic” as defined in the merger agreement, or the price point at which further increases to Citizens Closing Price no longer result in a decrease in the number of shares to be received by F&M shareholders.

(4)

Represents the “ceiling” as defined in the merger agreement, or the price point at which further increases to the Citizens Closing Price begin to result in a decrease in the number of shares to be received by F&M shareholders.

(5)

Represents the “floor” as defined in the merger agreement, or the price point at which further decreases to the Citizens Closing Price begin to result in increase in the number of shares to be received by F&M shareholders.

(6)

Represents the “basement” as defined in the merger agreement, or the price point at which further decreases to the Citizens Closing Price no longer result in an increase in the number of shares to be received by F&M shareholders.

The examples above are illustrative only and adjustments to the cash and stock consideration are unrelated and independent. The value of the merger consideration that an F&M shareholder actually receives will be based on F&M’s Closing Date Equity Amount, which may change prior to closing, and the market price of Citizens common stock, which will fluctuate with the market. F&M’s Closing Date Equity Amount may be above or below the range of amounts set forth above, and Citizens common stock and may trade at values above or below the range of the amounts set forth above. As a result, the actual value of the merger consideration per share of F&M common stock may not be shown in the above table.

Each option to purchase shares of F&M common stock that is outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive an amount of consideration equal to the per share merger consideration deliverable to the issued and outstanding shares of F&M common stock, less the applicable exercise price of such option.

If, after the date of the merger agreement and prior to the effective time, the outstanding shares of Citizens common stock or F&M common stock change in number or type as a result of a reclassification, reorganization, recapitalization, stock split, reverse stock split, stock dividend or other similar change in capitalization, or if there is any extraordinary dividend or distribution, then the merger consideration, the Ceiling, Basement, Floor and Attic will be adjusted to provide the holders of F&M common stock the same economic effect as contemplated by the merger agreement.

Fractional Shares

Citizens will not issue any fractional shares of Citizens common stock in the merger. Instead, an F&M shareholder who otherwise would have received a fraction of a share of Citizens common stock will receive an amount in cash (rounded to the nearest cent), without interest, determined by multiplying (i) the Citizens Closing Price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Citizens common stock that such holder would otherwise have been entitled to receive pursuant to the merger agreement.

Effect of the Merger; Effective Time; Organizational Documents of the Surviving Corporation

Effect of the Merger

The merger agreement provides for the merger of Merger Sub will merge with and into F&M, with F&M being the surviving corporation and becoming a wholly-owned subsidiary of Citizens. Immediately following the merger, F&M will merge with and into Citizens, with Citizens being the surviving corporation in the holdco merger. We sometimes refer to F&M following the merger as the “initial surviving company” and Citizens following the holdco merger as the “surviving corporation.”

As a result of the merger, there will no longer be any shares of F&M common stock held by F&M shareholders. F&M shareholders will only participate in Citizens’ future earnings and potential growth through their ownership of Citizens common stock. All of the other incidents of direct ownership of F&M common stock, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from F&M, will be extinguished upon completion of the merger. All of the properties, rights, privileges, powers and franchises of F&M shall vest in the surviving corporation, and all debts, duties and liabilities of F&M shall become the debts, duties and liabilities of the surviving corporation.

Effective Time

The merger will be effected by filing the articles of merger with the Wisconsin Department of Financial Institutions and the Minnesota Secretary of State. The merger will become effective as of the date and time of the filing of the articles of merger or such later date and time specified in such articles of merger, which we refer to as the “effective time.”

Organizational Documents of the Surviving Corporation

The charter and bylaws of F&M that are in effect immediately prior to the effective time will be the charter and bylaws of the initial surviving company, and the charter and bylaws of Citizens that are in effect immediately prior to the effective time of the holdco merger will be the charter and bylaws of the surviving corporation until thereafter changed or amended as provided therein or by applicable law. The surviving corporation following the holdco merger will continue to exist under the name “Citizens Community Bancorp, Inc.”

Exchange and Payment Procedures

No later than the closing date of the merger transaction, Citizens will deposit, or cause to be deposited, with the exchange agent, for the benefit of the holders of shares of F&M common stock, sufficient cash and Citizens common stock to be exchanged in accordance with the merger agreement, which amounts we refer to as the “exchange fund.” As promptly as practicable after the effective time, but in no event later than five (5) business days thereafter, Citizens will cause the exchange agent to mail to each record holder, as of immediately prior to the effective time, of shares of F&M common stock, a letter of transmittal for use in connection with the exchange, which shall include a statement that delivery shall be effected, and risk of loss and title to the F&M stock certificates shall pass, only upon delivery of the F&M stock certificates to the exchange agent, and instructions for use in surrendering the applicable certificates or book entry shares in exchange for the merger consideration. From and after the effective time, F&M shareholders who properly surrender their certificates or book entry shares to the exchange agent, together with a properly completed and duly executed letter of transmittal, and such other documents as may be required pursuant to such instructions, will receive, for each share of F&M common stock, the merger consideration, which they have become entitled to receive, plus any cash payable in lieu of any fractional shares of Citizens common stock, and any dividends or distributions on Citizens common stock such holder has the right to receive pursuant to the merger agreement. No interest will be paid or accrue on any merger consideration, cash in lieu of fractional shares, or any dividends or distributions.

Distributions with Respect to Unsurrendered Shares

No dividends or other distributions declared or made with respect to Citizens common stock after closing of the merger will be paid to the holder of any unsurrendered certificate or book entry share that evidenced ownership of shares of F&M common stock until such holder properly surrenders such shares in accordance with the merger agreement. Subject to applicable law, after such surrender, the holder will be entitled to receive the per share merger consideration, the fractional share cash amount to which such holder is entitled and any dividends or other distributions that have been payable or become payable with respect to the holder’s whole shares of Citizens common stock. No interest will be payable on the foregoing.

Transfers Following the Effective Time

From and after the effective time, the stock transfer books of F&M will be closed and there will be no further registration of transfers of shares of F&M common stock on the records of F&M, except for the cancellation of such shares in connection with the merger. Except for dissenting shares, from and after the effective time, the holders of certificates or book entry shares that evidenced ownership of shares of F&M common stock outstanding immediately prior to the effective time will cease to have any rights with respect to such shares, except as otherwise provided for in the merger agreement or by applicable law. Any bona fide certificates or book entry shares presented to the surviving corporation after the effective time will be canceled and exchanged in accordance with the merger agreement.

Termination of Exchange Fund

Any portion of the exchange fund that has not been disbursed to F&M shareholders after the date that is six months following the effective time will be paid to the surviving corporation. From and after such time, any former holders of F&M common stock who have not properly surrendered their shares may thereafter seek from Citizens (subject to abandoned property, escheat and other similar laws) the merger consideration payable in respect of such shares of F&M common stock, any cash payable in lieu of any fractional shares of Citizens common stock and any dividends or distributions such holder has the right to receive pursuant to the merger agreement. Neither the surviving corporation nor the exchange agent will be liable to any holder of shares of F&M common stock for any shares of Citizens common stock (or any related dividends or distributions) or cash from the exchange fund that is properly delivered in to any public official pursuant to any applicable abandoned property, escheat or similar laws.

Lost, Stolen or Destroyed Stock Certificates

If any certificate representing shares of F&M common stock is lost, stolen or destroyed, upon the making of an affidavit of such fact by the person claiming the certificate to be lost, stolen or destroyed and, if required by Citizens, the posting by such person of a bond in such amount as Citizens may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent or Citizens, as applicable, will issue in exchange for the lost, stolen or destroyed certificate the applicable merger consideration, cash in lieu of fractional shares and any dividends or other distributions that have been payable or become payable in respect of the shares of F&M common stock represented by that certificate pursuant to the merger agreement.

Withholding Rights

Each of Citizens, the exchange agent and the surviving corporation will be entitled to deduct and withhold from any amounts payable pursuant to the merger agreement to any holder of F&M common stock such amounts as Citizens, the exchange agent or the surviving corporation, as applicable, are required to deduct or withhold under applicable tax laws, and any such withheld amounts that are paid to the appropriate taxing authorities will be treated for purposes of the merger agreement as having been paid to the holder of F&M common stock from whom such amounts were deducted or withheld.

Representations and Warranties

The merger agreement contains representations and warranties made by Citizens and F&M. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	capitalization;

•	authority to own and operate its business and to enter into the merger agreement and the merger;

•	binding nature of the merger agreement;

•	third party consents and approvals;

•	no breach of organizational documents, law or other agreements as a result of the merger;

•	broker/finder fees;

•	accuracy and conformity with GAAP of financial statements;

•	filing of necessary reports with regulatory authorities;

•	operation in the ordinary course of business and absence of material adverse changes (since December 31, 2018);

•	involvement in litigation or the existence of any orders issued by governmental authorities;

•	compliance with applicable laws and permits;

•	orders, decrees or agreements with regulatory agencies;

•	matters relating to owned and leased property; and

•	accuracy of the information supplied for inclusion in registration statement/proxy statement/prospectus.

F&M made additional representations and warranties to Citizens in the merger agreement relating to, among other things:

•	no insolvency;

•	exemption under state takeover statutes for the transactions contemplated by the merger agreement;

•	certain indebtedness and business relationships between F&M and its affiliates;

•	absence of undisclosed liabilities;

•	accuracy of books and records and maintenance of internal controls over financial reporting;

•	intellectual property;

•	certain tax matters;

•	certain environmental matters;

•	labor relations and employment matters;

•	certain employee benefit matters, including matters relating to employee benefit plans;

•	material contracts;

•	related party transactions;

•	insurance coverage;

•	F&M’s loan portfolios;

•	interest rate risk management instruments;

•	F&M’s deposits and investment portfolio;

•	the receipt of an opinion from F&M’s financial advisor regarding the fairness, from a financial point of view, of the consideration to be paid to holders of F&M common stock in the merger; and

•	shareholder approvals required.

Citizens made additional representations and warranties to F&M in the merger agreement relating to, among other things, its financing of the transactions and compliance with SEC filing requirements.

Some of the representations and warranties contained in the merger agreement are qualified as to “materiality” or by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the party making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge, after due investigation.

For purposes of the merger agreement, a “material adverse effect” with respect to Citizens or F&M, as the case may be, means any effect that is material and adverse to the assets, liabilities (contingent or otherwise), condition (financial or otherwise), results of operations, business or prospects of the applicable party and its subsidiaries, taken as a whole, or that would materially impair the ability of such party to perform is obligations under the merger agreement or to consummate the transactions contemplated thereby.

However, a material adverse effect will not be deemed to include any fact, event or circumstance to the extent caused by:

•	changes in banking and other laws of general applicability or changes in the interpretation thereof by governmental entities;

•	changes in GAAP or regulatory accounting principles generally applicable to banking organizations;

•	changes in prevailing interest rates or market prices or other general economic conditions generally affecting banking organizations; or

•	actions or omissions expressly required by the merger agreement or taken with the prior written consent of the other party so long as, in the case of the first, second and third bullets above, the applicable party and its subsidiaries are not materially disproportionately affected thereby.

Conduct of F&M Business Prior to Completion of the Merger

Under the merger agreement, F&M has agreed to certain restrictions on the activities of its subsidiaries during the period from the date of the merger agreement to the effective time. In general, F&M is required to cause its subsidiaries to conduct its business in the ordinary course consistent with past practice, use reasonable best efforts to preserve intact its current business organization, and maintain its relationships with customers, suppliers, vendors, employees and others having business dealings with it.

The following is a summary of the more significant restrictions imposed upon F&M. Subject to the exceptions set forth in the merger agreement, F&M will cause its subsidiaries not to, without Citizens’ prior written consent:

•

Enter into any new line of business or change its lending, investment, underwriting, risk and asset liability management or other banking and operating policies or practices, except as required by applicable law or policies imposed by any governmental entity, or for immaterial adjustments to such policies or practices made in the ordinary course.

•

materially alter any of its policies or practices with respect to the rates, fees, charges, credit or underwriting policies, levels of services or products available to customers of F&M Bank or, other than in response to market developments and with notice to Citizens, offer any promotional pricing with respect to any product or service available to customers of F&M Bank; provided that F&M Bank’s response to market developments is comparable with its past practices in responding to similar market developments.

•

Other than in the ordinary course, (i) book any “brokered deposits”, as such term is defined in 12 C.F.R. § 337.6, issue any new certificates of deposit in connection with its deposit program or make any additional borrowings in the form of a Federal Home Loan Bank advance with an original maturity that is past the last day of the month that immediately precedes the month in which the Closing occurs.

•

Incur any additional indebtedness other than as permitted as described above, provided, that, this restriction shall not apply if its application would cause F&M or its subsidiaries to operate outside of the ordinary course of business.

•	Materially alter the mix, type or aggregate amount of deposits held by F&M Bank.

•

Other than in the ordinary course, purchase any securities other than short-term securities issued by the United States Department of the Treasury with an original maturity that is no later than the last day of the month that immediately precedes the month in which the closing occurs.

•	Make any capital expenditures in excess of $25,000 individually or $50,000 in the aggregate.

•

Terminate, enter into, amend, modify, extend or renew any material contract, provided, that, this restriction shall not apply if its application would cause F&M or its subsidiaries to operate outside of the ordinary course of business.

•

Make, renew or amend any loan or a group of related loans in excess of $500,000 or make, renew, amend any loan or a group of related loans to any borrower carrying, or proposed to carry, a risk rating of 8, 9, or 10; enter into, renew or amend any interest rate swaps, caps, floors and other option agreements and other interest rate risk management arrangements in excess of $300,000; or terminate any interest rate swaps, caps, floors and other option agreements and other interest rate risk management arrangements prior to its stated maturity; provided, however, that F&M Bank may take any of the foregoing actions, if (1) F&M Bank has delivered to Citizens a notice of its intention to take such action and such additional information as Citizens shall request in respect thereof and (2) Citizens shall not have objected to such action within two business days following the delivery to Citizens of the notice of intention and information requested by Citizens, if any; provided, that, this restriction shall not apply if its application would cause F&M or its subsidiaries to operate outside of the ordinary course of business.

•

Amend or modify, including by entering into any forbearance agreement with respect to, any loan or a group of related loans, other than those described above and other than in the ordinary course and consistent with the written loan policies of F&M Bank.

•

Issue, sell, split, combine, reclassify or otherwise permit to become outstanding, or dispose of, allow the creation of an adverse right in respect of or permit a lien to be placed on any shares of its capital stock, or authorize or propose the creation of any additional shares of its capital stock or rights with respect to its capital stock.

•

Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock, or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock.

•	Fail to maintain in effect certain insurance policies of F&M, in each case on substantially the same terms as currently in effect.

•	Close, sell, consolidate or relocate or materially alter any of its branches or offices.

•	Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except pursuant to the merger agreement.

•

Sell, transfer, mortgage, encumber, allow a lien to be placed on or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except (i) for sales, transfers, liens or other dispositions or discontinuances in the ordinary course and in a transaction that individually or taken together with all other such transactions is not material or not reasonably likely to be material to F&M, individually or in the aggregate, or (ii) in respect of assets received in foreclosure or otherwise in satisfaction of debts and which are sold in a commercially reasonable manner and in the ordinary course (provided that, at Citizens’ request, F&M shall provide a list of dispositions of any such assets specified in clause (ii) during the period specified in such request).

•

Acquire (other than by way of foreclosures or acquisitions in a fiduciary or similar capacity, through an investment advisory or trust account, or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course) all or any portion of the assets, business, deposits or properties of any other person.

•	Amend its governing documents (or similar governing documents).

•

Implement or adopt any change in (i) its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a governmental entity, or (ii) the scope or schedule of its auditing activities, other than F&M Bank writing up the value of its Bankers’ Bancorporation, Inc. stock to fair value pursuant to and in accordance with FASB Accounting Standards Codification 321.

•

Make, change or revoke any material tax election, file any amended tax return with respect to a material amount of taxes, enter into any material closing agreement, settle any material tax claim or assessment, surrender any right to claim a material refund of taxes, take any action with respect to taxes, other than in the ordinary course, change the residence of F&M or any of its subsidiaries for tax purposes or take any action which is reasonably likely to have a materially adverse impact on the tax position of F&M or any of its subsidiaries, or, after the merger or holdco merger, on the tax position of the initial surviving company, surviving corporation or Citizens or their respective subsidiaries.

•	Grant any license with respect to, permit the lapse of, or enter into, modify or terminate, any agreement relating to any intellectual property.

•

Use open source software, incorporate open source software into any product or service offered by F&M or F&M Bank or into any F&M’s intellectual property, or modify or distribute any product or service offered by F&M, F&M Bank or any F&M’s intellectual property, in each case, such that F&M or F&M Bank would be required to disclose, distribute or otherwise make available the source code of any software contained in F&M’s intellectual property in order to comply with applicable Open Source Software licenses.

•

Commence, settle or compromise any Proceeding, except for a Proceeding that is settled or compromised in the ordinary course in an amount or for consideration not in excess of $10,000 and that would not (x) impose any restriction on the business of F&M, any of F&M’s subsidiaries or, after the effective time of the merger, Citizens or its subsidiaries or (y) create a precedent for claims that is reasonably likely to be adverse to F&M, any of F&M’s subsidiaries, or, after the effective time of the merger, Citizens or its subsidiaries.

•

Except as required by applicable law, the terms of any employee benefit plan of F&M in effect on the date hereof, or as provided for under the merger agreement, (i) increase the compensation, target and accrued bonus amounts or pension, welfare, severance or other benefits of any officer, employee or director of F&M or any of F&M’s subsidiaries, other than ordinary course increases in base salaries not to exceed, in the aggregate, five percent (5%) of total base salaries in effect as of the date of the merger agreement (and corresponding increases in target annual bonuses occurring solely as a result of such increases in base salaries), (ii) grant any equity-based award, (iii) materially increase the benefits provided under any employee benefit plan of F&M, (iv) grant or provide any increase in severance or termination payments or benefits to any officer, employee or director of F&M or any of its subsidiaries, (v) establish, adopt, enter into, amend or terminate any employee benefit plan of F&M or award thereunder, (vi) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any employee benefit plan of F&M, (vii) enter into or forgive any loan to any officer, employee or director of F&M or any of its subsidiaries, (viii) terminate the employment of any “key executive” (as defined in F&M’s or its subsidiaries’ severance guidelines as in effect as of the date hereof, if any), other than for cause, (ix) hire any employee who would be a “key executive” (as defined in F&M’s or its subsidiaries’ severance guidelines as in effect as of the date hereof, if any), or (x) establish, adopt or enter into any collective bargaining or other labor agreement.

•

Except as may be expressly required by applicable law or by applicable plan documents, make any written or oral communications to the directors, officers or employees of F&M or any of its subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by the merger agreement without (i) providing Citizens with a copy of the intended communication, (ii) providing Citizens with a reasonable period of time to review and comment on the communication, and (iii) cooperating with Citizens in providing any such mutually agreeable communication (it being agreed that communications made in accordance with a plan pre-approved by Citizens shall not require separate subsequent notification or approval).

•

notwithstanding any other provision hereof, knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the consummation of the merger not being satisfied in a timely manner, or any action that is reasonably likely to materially impair its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated hereby, except as required by applicable law.

•	enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Regulatory Matters

Citizens and F&M have agreed to use reasonable best efforts to take and do all things necessary, proper, desirable or advisable to consummate and make effective the merger, the holdco merger, the bank merger and the other transactions contemplated by the merger agreement. This includes using their reasonable best efforts to take all commercially reasonable actions to cause the conditions precedent in the merger agreement to be satisfied, to obtain all permits, consents, approvals and authorizations, to make all necessary registrations, declarations and other filings and to take all commercially reasonable steps as may be necessary to avoid any claim, action or other proceeding by any governmental entity. Citizens and F&M have also agreed to furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of any other party to the merger agreement or any of its subsidiaries with or to any third party or governmental entity in connection with the transactions contemplated by the merger agreement.

Citizens has agreed to use its reasonable best efforts to take and do all things necessary to enable the listing of shares of Citizens’ common stock on the NASDAQ no later than the effective time, subject to official notice of issuance, and to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the merger agreement (other than to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).

See also “Conditions to Completion of the Merger” beginning on page 81 of this proxy statement/prospectus.

F&M Shareholder Meeting; Withdrawal of Recommendation; Restructuring

F&M has agreed, as soon as practicable following the effectiveness of the SEC Form S-4 Registration Statement of which this proxy statement/prospectus forms a part and receipt of the required regulatory authorizations and approvals as set forth in the merger agreement, in consultation with Citizens, to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of considering the approval and adoption of the merger agreement. Except as set forth below, F&M, through its board of directors, is required to recommend to its shareholders approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and is required to use reasonable best efforts to solicit such approval and adoption by its shareholders. Except as set forth below, F&M’s board of directors or committee thereof, may not withdraw or modify in a manner adverse to Citizens its recommendation to its shareholders or its declaration that the merger agreement and merger are advisable, which we refer to as an “adverse recommendation change.” Each director of F&M has entered into a voting agreement, in the form of Exhibit A to the merger agreement, pursuant to which, among other things, such persons have agreed to vote shares of F&M common stock owned by them in favor of the merger.

Notwithstanding the foregoing, subject to certain restrictions in the merger agreement, F&M’s board of directors may make an adverse recommendation change in response to a Superior Proposal (as defined below) made after the date of the merger agreement and which shall not have been withdrawn if the board of directors determines in good faith (after consultation with outside counsel and its outside financial advisor) that the failure to do so would reasonably be expected to violate the fiduciary duties of the board of directors to F&M’s shareholders under applicable law. Notwithstanding the foregoing, F&M’s board of directors may not make such adverse recommendation change if F&M or its board of directors did not comply with the non-solicitation provision of the merger agreement, and no adverse recommendation change may be made until after the fifth (5th) business day after F&M’s board of directors provides notice to Citizens of its intent to take such action and its reasoning, including the terms and conditions of the applicable Superior Proposal, identifying the person making such proposal and providing copies of any agreements intended to effect such Superior Proposal and representing that F&M has complied with the merger agreement provisions applicable to such Superior Proposal. During this five (5) business day period, F&M and its advisors must negotiate with Citizens in good faith to make such adjustments to the terms and conditions of the merger agreement as would enable F&M’s board of directors to proceed with its recommendation of the merger agreement, including the merger. F&M’s board of directors may not make an adverse recommendation change if, prior to the expiration of such five (5) business day period, Citizens makes a proposal to adjust the terms and conditions of the merger agreement that F&M’s board of directors determines in good faith (after consultation with its financial advisors) to be at least as favorable as the Superior Proposal after giving effect to, among other things, the payment of the termination fee of $750,000 plus Citizens’ out-of-pocket expenses incurred in connection with the merger agreement.

A “Superior Proposal” means an unsolicited, bona fide written Takeover Proposal (as defined below) to acquire more than (i) 50% of the outstanding voting securities of F&M or (ii) 50% of the consolidated assets of F&M and its subsidiaries, in either case on terms that, in the reasonable good faith judgment of F&M’s board of directors (after consultation with its outside financial advisors and its outside legal counsel) taking into account relevant legal, financial and regulatory aspects of the proposal, the termination fee, the identity of the third party making such proposal and the conditions for completion of such proposal, is more favorable, from a financial point of view, to F&M shareholders than the merger, taking into account all of the terms and conditions of such proposal and the merger agreement (including any changes to the terms of the merger agreement proposed by Citizens in response to such proposal or otherwise) and is reasonably capable of being completed within the same period of time reasonably expected to be necessary to consummate the merger.

A “Takeover Proposal” means an inquiry, offer or proposal by a person or group (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder) other than Citizens and its affiliates relating to any transaction or series of related transactions other than the merger and the bank merger involving: (i) any acquisition or purchase from F&M by any such persons of more than a 5% interest in the total outstanding voting securities of F&M or any of its subsidiaries; (ii) any tender offer or exchange offer that if consummated would result in such persons, or any other person, beneficially owning 5% or more of the total outstanding voting securities of F&M or any of its subsidiaries; (iii) any merger, consolidation, business combination, recapitalization or similar transaction involving F&M pursuant to which the shareholders of F&M immediately preceding such transaction hold less than 95% of the equity interests in the surviving or resulting entity of such transaction in substantially the same proportion as prior to such transaction; (iv) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 5% of the assets (based on the fair market value thereof) of F&M or any of its subsidiaries; or (v) any liquidation or dissolution of F&M or any of its subsidiaries. We refer to the matters set forth in (i) through (v) of this paragraph as an “Acquisition Transaction.”

See also “Termination of the Merger Agreement” and “Termination Fee” beginning on pages 82 and 83, respectively, of this proxy statement/prospectus.

No Solicitation

The merger agreement prohibits F&M, its subsidiaries and any of their respective officers, directors, employees, financial advisors, attorneys or other representatives prior to the effective time from, directly or indirectly, soliciting, initiating or knowingly facilitating, inducing or encouraging the submission of any Takeover Proposal (as defined above in section “F&M Shareholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 77 of this proxy statement/prospectus) or any proposal that could reasonably be expected to lead to a Takeover Proposal, entering into any letter of intent, agreement in principle, or other agreement relating to a Takeover Proposal, participating in any discussions or negotiations with any third party with respect to a Takeover Proposal, or furnishing any third party with any information with respect to F&M or its subsidiaries in connection with or in response to a Takeover Proposal.

Notwithstanding the foregoing, prior to the meeting of F&M’s shareholders to approve the merger, F&M and its board of directors may participate in discussions or negotiations with any third party with respect to a Takeover Proposal or any proposal that could reasonably be expected to lead to a Takeover Proposal, and may furnish any third party with any information with respect to F&M or its subsidiaries in connection with a Takeover Proposal if it was an unsolicited bona fide written Takeover Proposal by such third party, and only if F&M’s board of directors has determined, in its reasonable good faith judgment after consultation with its outside financial and legal advisors, that (i) such Takeover Proposal would reasonably be expected to lead to a Superior Proposal (as defined above in section “F&M Shareholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 77 of this proxy statement/prospectus), (ii) the failure to take such action would reasonably be expected to violate the fiduciary duties of F&M’s board of directors to F&M’s shareholders under applicable law, and (iii) prior to engaging in such actions, F&M’s board of directors receives from such third party an executed confidentiality agreement substantially equivalent to the confidentiality agreement existing between F&M and Citizens. F&M must also provide Citizens with notices and certain information with respect to such Takeover Proposal before participating in discussions or negotiations with any third party with respect to a Takeover Proposal, or to furnish any third party with any information with respect to F&M or its subsidiaries in connection with a Takeover Proposal, as set forth below.

In all events, the merger agreement requires F&M to promptly, and in any event no later than two (2) days after it receives any Takeover Proposal, or any written request for information regarding F&M or its subsidiaries in connection with a Takeover Proposal or any inquiry with respect to, or which could reasonably be expected to lead to, any Takeover Proposal, advise Citizens orally and in writing of such Takeover Proposal or request, including providing a description of the third party sufficient to permit an evaluation of the relative merits of the Takeover Proposal or request, and, if it is in writing, the material terms of such Takeover Proposal and any related draft agreements, and, if it is oral, a reasonably detailed summary thereof. F&M is required to keep Citizens informed in all material respects on a prompt basis of the status and details of any such Takeover Proposal or with respect to any change to the material terms of any such Takeover Proposal, and is required to provide to Citizens any non-public information concerning F&M and its subsidiaries concurrent with or before providing the same to such third party to the extent not previously provided to Citizens.

See also “F&M Shareholder Meeting; Withdrawal of Recommendation; Restructuring” beginning on page 77 of this proxy statement/prospectus.

Expenses

Except as otherwise provided in the merger agreement, including the termination fee of $750,000 plus Citizens’ out-of-pocket expenses incurred in connection with the merger agreement payable by F&M to Citizens under certain circumstances, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger, the holdco merger, the merger agreement, the bank merger and the transactions contemplated thereby will be paid by the party incurring such expenses. For a description of the termination fee, see “Termination Fee” beginning on page 83 of this proxy statement/prospectus.

Employee Matters

Citizens has agreed that the surviving corporation after the effective time will honor all employment contracts entered into by F&M and its employees to the extent disclosed in a disclosure letter delivered by F&M to Citizens in connection with the merger agreement (we refer to such employees herein as “eligible employees”), except for employment contracts subject to any taxes pursuant to Sections 280G or 409A of the Internal Revenue Code. This does not guarantee employment for any employee of F&M or its subsidiaries, or restrict the right of the surviving corporation or its subsidiaries to terminate any employee at any time for any or no reason with or without notice. However, if an eligible employee is terminated without cause before the first anniversary of the closing date, Citizens is required to provide severance benefits consisting of one week of pay for each full year of service the eligible employee had with F&M or its subsidiaries, with a minimum of one week’s salary and a maximum of 20 weeks’ salary, except to the extent such severance benefits, together with any other benefits payable to such eligible employee, would cause the eligible employee to be subject to Section 280G of the Internal Revenue Code. In addition, certain executive officers will receive alternative severance payments in the event of their termination of employment, see “Interests of F&M’s Directors and Executive Officers in the Merger” beginning on page 87 of this of this proxy statement/prospectus.

Citizens has agreed to cause employees of F&M and its subsidiaries to be eligible to participate in any employee benefit plan, program or arrangement maintained by Citizens or its affiliates and to recognize their prior service with F&M or its subsidiaries as service with Citizens and its subsidiaries for purposes of eligibility and vesting under the applicable employee benefit plan, program or arrangement (but without duplication of benefits). In addition, Citizens has agreed to amend any defined contribution plans, to the extent permitted by applicable law and such plans, to allow eligible employees to effect an in-kind rollover of any eligible outstanding participant loan under a defined contribution plan of F&M.

Each employee of F&M or its subsidiaries who is listed in a specific section of a disclosure letter delivered by F&M to Citizens in connection with the merger agreement will be eligible to receive the retention bonus set forth in such specific section. In addition, Citizens entered into an employment agreement with Peter A. Reichardt in connection with the execution of the merger agreement. See “Interests of F&M’s Directors and Executive Officers in the Merger” beginning on page 87 of this of this proxy statement/prospectus.

Indemnification and Insurance

Citizens has agreed that all rights to indemnification, advancement of expenses and exculpation by F&M or its subsidiaries existing in favor of any person who is at such time, or has been at any time prior to such date or who becomes prior to the closing date, an officer or director of F&M or its subsidiaries, will survive the closing of the merger and continue in full force and effect in accordance with their terms.

F&M and its subsidiaries are required to obtain as of the closing date directors’ and officers’ liability “tail” insurance policies with a claims period of six years from the closing date providing coverage for claims arising out of or relating to events which occurred on or prior to the closing date, with at least the same coverage and limits, and containing at least as advantageous terms and conditions as the policies in place immediately prior to the closing date. However, F&M and its subsidiaries are not required to pay an annual premium for such coverage in excess of 150% of the last annual premium paid by them for such insurance prior to the date of the merger agreement. If such insurance coverage cannot be obtained at an annual premium equal to or less than such amount, F&M and its subsidiaries must obtain such insurance as is obtainable for an annual premium equal to such maximum amount.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, the listing of shares of Citizens common stock to be issued in the merger, coordination with respect to litigation relating to the merger, remediation of environmental conditions of F&M’s properties, transition and integration matters, state takeover laws, certain transition services, disposal of certain designated securities, and public announcements with respect to the transactions contemplated by the merger agreement.

Conditions to Completion of the Merger

Each of Citizens’ and F&M’s obligation to complete the transactions contemplated by the merger agreement is subject to fulfillment of certain conditions, including:

•	approval of the merger agreement by the requisite vote of F&M shareholders;

•

regulatory approvals from all government entities necessary to consummate the merger and the transactions contemplated thereby, which we refer to as “requisite regulatory approvals,” shall have been obtained and shall remain in full force and effect and all mandatory statutory waiting periods in respect thereof shall have expired;

•

no court or other governmental entity having jurisdiction over F&M, Citizens or their respective subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation or order which is then in effect prohibiting or having the effect of making illegal the consummation of the merger or the bank merger, and no governmental entity shall have instituted any proceeding that is pending seeking such an order;

•	the Form S-4 of which this proxy statement/prospectus forms a part, having been declared effective by the SEC and no stop order suspending the effectiveness shall be in effect;

•	all “blue sky” or state securities approvals shall have been obtained; and

•	Citizens common stock, including the shares to be issued in the merger, shall continue to be listed on NASDAQ.

F&M’s obligation to complete the transactions contemplated by the merger agreement is also subject to fulfillment of certain conditions, including:

•

accuracy of Citizens’ representations and warranties pertaining to Citizens’ organization, capitalization, financial advisors and power and authority with respect to its business, the merger agreement and the transactions contemplated thereby as of the closing date, and the accuracy of Citizens’ other representations and warranties in the merger agreement as of the closing date (other than representations and warranties addressing matters only as of a certain date which must be accurate as of such certain date), except for inaccuracies that do not meet the materiality standards in the aggregate merger agreement;

•	performance in all material respects by Citizens and Merger Sub of each of their agreements contained in the merger agreement required to be performed on or prior to the closing;

•	nonoccurrence of any event that has had a material adverse effect on Citizens;

•	delivery by Citizens to F&M of an officer’s certificates, certifying the fulfillment of Citizens’ obligations to complete of the transaction; and

•	delivery by Citizens to F&M the certificate from the exchange agent certifying receipt of sufficient cash and stock to pay the aggregate merger consideration.

Citizens’ obligation to complete the transactions contemplated by the merger agreement is also subject to fulfillment of certain conditions, including:

•	accuracy of F&M’s representations and warranties pertaining to F&M organization, capitalization, financial advisors, required consents and approvals, lack of default under certain agreements, certain tax matters and power and authority with respect to its business, the merger agreement and the transactions contemplated thereby as of the closing date, and the accuracy of F&M’s other representations and warranties in the merger agreement as of the closing date (other than representations and warranties addressing matters only as of a certain date which must be accurate as of such certain date), except for inaccuracies that do not meet the materiality standards in the aggregate merger agreement;

•	performance in all material respects by F&M of each of its agreements contained in the merger agreement required to be performed on or prior to the effective time;

•	nonoccurrence of any event that has had a material adverse effect on F&M;

•	F&M shall have obtained certain third-party consents required by F&M’s contracts listed on the disclosure letter provided by F&M;

•	delivery by F&M to Citizens of an officer’s certificates, certifying the fulfillment of Citizens’ obligations to complete of the transaction; and

•	no more than 10% of the issued and outstanding shares of F&M common stock shall have exercised dissenters rights under Wisconsin law.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to the effective time in the following circumstances:

•	by mutual written consent of Citizens and F&M;

•

by either Citizens or F&M, if there has been a breach of any representation, warranty, covenant or other agreement made by the other party in the merger agreement, in each case such that certain closing conditions in the merger agreement would not be satisfied and such breach or condition is not cured within 30 days after written notice thereof is given by the terminating party to the other party;

•

by either Citizens of F&M, if any governmental entity denies any requisite regulatory approval in connection with the merger or the other transactions contemplated by the merger agreement and such denial has become final and nonappealable (but neither Citizens nor F&M, as applicable, may terminate the merger agreement if they caused, or materially contributed to, the failure to obtain the approval through failure to fulfill obligations under the merger agreement);

•

by either Citizens or F&M, if the merger has not been effected on or prior to the close of business on October 31, 2019, which we refer to as the “termination date” (but neither Citizens nor F&M, as applicable, may terminate the merger agreement if they caused such delay failure to fulfill obligations under the merger agreement);

•

by either Citizens or F&M, if (i) any applicable law is enacted, entered, promulgated, enforced or issued by any governmental entity or other restraint or prohibition is in effect which prevents the consummation of the merger or (ii) there is a final and non-appealable denial by any governmental entity of a consent necessary to consummate the merger and the transactions contemplated the merger agreement or Citizens receives notification that a governmental entity will, as a condition to its consent to the merger, impose a burdensome condition;

•	by either Citizens or F&M, if any event, change, circumstance or occurrence has occurred which has, or would be reasonably likely to have, any material adverse effect on the other party

•

by either Citizens or F&M, if the shareholders of F&M do not adopt the merger agreement at the special meeting or at any adjournment or postponement thereof, except that F&M may not so terminate the merger agreement if it fails to comply with certain obligations in the merger agreement related to its non-solicitation agreement or shareholder meeting provisions;

•

by Citizens, if: (i) F&M breached the non-solicitation, or shareholder meeting provisions of the merger agreement; (ii) F&M’s board of directors or a committee thereof shall have effected an adverse recommendation change or shall have taken any other action or made any other statement in connection with the special meeting inconsistent with the board of directors recommending the merger; (iii) F&M’s board of directors or any committee thereof shall have recommended to F&M shareholders any Superior Proposal; or (iv) a tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of F&M is commenced, and F&M’s board of directors fails to recommend against acceptance of, or takes no position with respect to, such tender offer or exchange offer by its shareholders;

•

by F&M, if, prior to the approval and adoption of the merger agreement by its shareholders, (i) F&M’s board of directors has received a Superior Proposal, (ii) F&M has complied with its non-solicitation covenants under the merger agreement, (iii) after such negotiations, F&M’s board of directors continues reasonably to determine that the proposal constitutes a Superior Proposal after giving effect among other things, to the payment of the termination fee, and (iv) at the time of such termination, Citizens receives the termination fee of $750,000 plus Citizens’ out-of-pocket expenses incurred in connection with the merger agreement and F&M enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal; or

•	by F&M, if the estimated remediation costs of any on-site recognized environmental conditions on its properties are reasonably likely to exceed $500,000.

Effect of Termination

If the merger agreement is terminated, no party will have any liability or further obligation under the merger agreement, except that (i) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the confidential treatment of information, and (ii) both Citizens and F&M will remain liable for any willful breach of the merger agreement.

Termination Fee

F&M will be required to pay Citizens the termination fee of $750,000 plus Citizens’ out-of-pocket expenses incurred in connection with the merger agreement if the merger agreement is terminated:

•

by F&M or Citizens if the F&M shareholders do not approve the merger and (i) a Superior Proposal existed between the date of the merger agreement and termination thereof and (ii) concurrently with or within twelve months after any such termination the Superior Proposal is consummated or F&M or its subsidiaries have entered into any agreement, letter of intent, agreement in principal or definitive agreement with respect to the Superior Proposal;

•

by F&M if the if the merger is not effected prior to close of business on October 31, 2019 and (i) a Superior Proposal (as existed between the date of the merger agreement and termination thereof and (ii) concurrently with or within twelve months after any such termination the transactions contemplated by such Superior Proposal are consummated or F&M or its subsidiaries have entered into any agreement, letter of intent, agreement in principal or definitive agreement with respect to such Superior Proposal;

•

by F&M if the estimated remediation costs of any on-site recognized environmental conditions on its properties are reasonably likely to exceed $500,000 and (i) a Superior Proposal (as existed between the date of the merger agreement and termination thereof and (ii) concurrently with or within twelve months after any such termination the transactions contemplated by such Superior Proposal are consummated or F&M or its subsidiaries have entered into any agreement, letter of intent, agreement in principal or definitive agreement with respect to such Superior Proposal;

•	by Citizens if: (i) F&M breached the non-solicitation, or shareholder meeting provisions of the merger agreement; (ii) F&M’s board of directors or a committee thereof shall have effected an adverse recommendation change or shall have taken any other action or made any other statement in connection with the special meeting inconsistent with the board of directors recommending the merger; (iii) F&M’s board of directors or any committee thereof shall have recommended to F&M’s shareholders any Superior Proposal; or (iv) a tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of F&M is commenced, and F&M’s board of directors fails to recommend against acceptance of, or takes no position with respect to, such tender offer or exchange offer by its shareholders; or

•

by F&M if prior to the approval and adoption of the merger agreement by its shareholders, (i) F&M’s board of directors has received a Superior Proposal, (ii) F&M has complied with its non-solicitation covenants under the merger agreement, and (iii) after such negotiations, F&M’s board of directors continues reasonably to determine that the proposal constitutes a Superior Proposal after giving effect among other things, to the payment of the termination fee.

Amendment and Modification

The merger agreement may be amended by the parties to the merger agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval of the merger agreement proposal by the F&M shareholders, in a writing signed on behalf of each of the parties. However, after any approval of the transactions contemplated by the merger agreement by the F&M shareholders, the parties may not amend the merger agreement without further approval of such shareholders if such amendment requires further shareholder approval under applicable law.

Any waiver, permission, consent or approval of any kind relating to any breach or default under the merger agreement, or any waiver of any provision or condition of the merger agreement, may be made by a party only in writing.

Governing Law; Jurisdiction; Waiver of Jury Trial

The merger agreement is to be governed by and construed in accordance with the laws of the State of Wisconsin, without regard to its principles of conflict of laws. The parties to the merger agreement have waived their right to a jury trial with respect to any proceeding arising out of or relating to the merger agreement or the transactions contemplated thereby.

Specific Performance

The parties to the merger agreement have agreed that irreparable damage would occur if any provision of the merger agreement were not performed in accordance with the terms thereof (and, more specifically, that irreparable damage would likewise occur if any of the transactions contemplated by the merger agreement were not consummated), and that the parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the obligation of the parties to consummate the transactions contemplated by the merger agreement, and the obligation of Citizens to pay, and F&M’s shareholders’ right to receive, the consideration payable to them pursuant to the transactions contemplated by the merger agreement).

VOTING AGREEMENTS WITH CERTAIN F&M SHAREHOLDERS

In order to induce Citizens to enter into the merger agreement, concurrently with the execution and delivery of the merger agreement on January 21, 2019, each of the directors of F&M and a certain other shareholder, who we refer to as the “interested shareholders,” entered into a voting agreement with Citizens. As of the record date, the interested shareholders beneficially owned, in the aggregate, 40,643 shares of F&M common stock, or approximately 18.77% of the outstanding shares of F&M common stock.

The following is a summary description of the voting agreement. This summary does not purport to be complete and may not contain all of the information about the voting agreement that is important to you. The summary of the material terms of the voting agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the form of the voting agreement which appears as Exhibit 99.1 to the Current Report on Form 8-K of Citizens filed on January 22, 2019.

Under the terms of the voting agreement, each interested shareholder has agreed as follows:

•

at the F&M special meeting (or any adjournment thereof), or under any other circumstances in which a vote, consent or other approval with respect to the merger proposal is sought, the interested shareholder will vote (or cause to be voted) his or her shares of F&M common stock in favor of the merger proposal;

•

at any meeting of F&M shareholders (or any adjournment thereof), or under any other circumstance in which a vote, consent or other approval is sought, the interested shareholder will vote (or cause to be voted) his or her shares of F&M common stock against: (i) any merger (other than the merger with Citizens), consolidation, combination, sale of substantial assets, reorganization, dissolution, liquidation or winding up of F&M or alternative acquisition proposal involving F&M or any of its subsidiaries; (ii) any amendment of the F&M charter or bylaws that would impede, prevent or nullify the merger or any of the other transactions contemplated by the merger agreement or result in a breach of the merger agreement, or change in any manner the voting rights of any class of capital stock of F&M; or (iii) the nomination or election of any person as a director of F&M who is not a member of the F&M board as of the date the merger agreement was executed;

•

to not directly, or indirectly through any affiliate, director, officer, employee, investment banker or other advisor: (i) solicit, initiate or knowingly encourage the submission of any alternative acquisition proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that may reasonably be expected to lead to an alternative acquisition proposal;

•

to use his or her reasonable best efforts to take, or cause to be taken, all actions to assist and cooperate with Citizens in doing all things necessary, appropriate or advisable to support and consummate the merger and the other transactions contemplated by the merger agreement; and

•

to not: (i) sell, transfer, pledge, assign or otherwise dispose of his or her shares of F&M common stock or enter into any agreement to do any of the foregoing unless such transferee agrees to be bound by the terms of the voting agreement, or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to his or her shares of F&M common stock, except with respect to the voting agreement with Citizens in support of the merger.

Each voting agreement and all obligations of the interested shareholder thereunder will terminate upon the earliest of: (i) the favorable vote of F&M shareholders with respect to the merger, (ii) the termination of the merger agreement in accordance with its terms, or (iii) the effective time of the merger.

MEETING ADJOURNMENT PROPOSAL

The special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies in favor of the merger proposal.

If, at the special meeting, the number of shares of F&M common stock present in person or represented by proxy and voting in favor of the merger proposal is insufficient to approve the merger proposal, F&M intends to move to adjourn the special meeting in order to enable the F&M board to solicit additional proxies for the approval of the merger proposal. In accordance with the F&M bylaws, a vote to approve the meeting adjournment proposal may be taken in the absence of a quorum.

In the adjournment proposal, F&M is asking its shareholders to authorize the holder of any proxy solicited by the F&M board to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies. If the F&M shareholders approve the adjournment proposal, F&M could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from F&M shareholders who have previously voted. F&M does not intend to call a vote on adjournment of the special meeting to solicit additional proxies if the merger proposal is approved at the special meeting.

Vote Required

The approval of the adjournment proposal requires the affirmative vote of a majority of the outstanding shares of F&M common stock represented at the special meeting. For the meeting adjournment proposal, you may vote “for,” “against” or “abstain.” If your shares are not present at the special meeting, it will have no effect on the outcome of the meeting adjournment proposal. If you abstain, your abstention will also have no effect on the outcome of the meeting adjournment proposal.

The F&M board unanimously recommends that F&M shareholders vote “FOR” the meeting adjournment proposal.

INTERESTS OF F&M’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

General. F&M’s officers and directors have financial and other interests in the merger as individuals in addition to, or different from, their interests as shareholders of F&M, including, but not limited to, payments under their existing employment or change in control severance agreements (for certain officers noted below), stock options (for certain officers noted below), a supplemental executive retirement plan (for Mr. Reichardt), and continuation of indemnification and insurance coverage (for officers and directors) to be provided by Citizens after the merger. The F&M board of directors was aware of these interests and considered them in its decision to approve the merger agreement. These interests are discussed below.

Change in Control Agreements with F&M Management. F&M Bank previously entered into change in control employment agreements, each dated as of April 23, 2018, with each of Peter Reichardt, President and Chief Executive Officer of F&M and F&M Bank, Patrick Scott, Senior Vice President and Chief Financial Officer of F&M Bank, Robin Pierce, Senior Vice President of Operations and Compliance of F&M Bank. The change in control employment agreements provide severance payments in the event of a termination without cause or for good reason if a termination of employment occurs during the period commencing upon a change of control transaction and ending on the first anniversary of the date thereof.

Peter Reichardt. Pursuant to Mr. Reichardt’s change in control employment agreement, if Mr. Reichardt’s employment is terminated without cause or he resigns for good reason, he is entitled to a severance payment equal to the product of 2.5 times the sum of his base salary in effect at the date of such change in control plus the average annual bonus paid to him within the three years preceding either the date of such termination or the date of such change in control, whichever is higher. The severance payment to him under the agreement for such a termination in 2019 would be $522,604. Notwithstanding the foregoing, all sums payable thereunder shall be reduced so that no such payments made under the agreement exceed an amount equal to 2.99 times his “base amount” (as defined under Section 280G of the Code).

Per the terms of the merger agreement, Mr. Reichardt’s change in control employment agreement will be terminated at the closing of the merger and he will receive a payment of $522,604 upon the closing of the merger.

Patrick Scott. Pursuant to Mr. Scott’s change in control employment agreement, if his employment is terminated without cause or he resigns for good reason, he is entitled to a severance payment equal to the product of 100% times the sum of his base salary in effect at the date of such change in control plus the average annual bonus paid to him within the three years preceding either the date of such termination or the date of such change in control, whichever is higher. The severance payment to him under the agreement for such a termination in 2019 would be $153,292.

Per the terms of the merger agreement, Mr. Scott’s change in control employment agreement will be terminated at the closing of the merger and he will receive a payment of $153,292 upon the closing of the merger.

Robin Pierce. Pursuant to Ms. Pierce’s change in control employment agreement, if her employment is terminated without cause or she resigns for good reason, she is entitled to a severance payment equal to the product of 100% times the sum of her base salary in effect at the date of such change in control plus the average annual bonus paid to her within the three years preceding either the date of such termination or the date of such change in control, whichever is higher. The severance payment to her under the agreement for such a termination in 2019 would be $89,335.

Per the terms of the merger agreement, Ms. Pierce’s change in control employment agreement will be terminated at the closing of the merger and she will receive a payment of $89,335 upon the closing of the merger.

Supplemental Executive Retirement Plan. Pursuant to the supplemental executive retirement plan, effective as of May 1, 2012, by and between F&M Bank and Mr. Reichardt (the “SERP”), upon a change of control of F&M

Bank, Mr. Reichardt is entitled to a lump sum payment of the present value of his SERP benefit within 90 days of such change in control. Absent a change in control, pursuant to the terms of the plan, the present value of Mr. Reichardt’s vested SERP benefit in 2019 would be approximately $173,613 (where payments would be made over a 17 year period following his termination of employment). Pursuant to the plan, in the event of a change in control, Mr. Reichardt is given 24 months of additional vesting credit for his SERP benefit and the present value of such enhanced benefit (approximately $383,725) would be paid to him in a lump sum. Notwithstanding the foregoing, all sums payable to him under the plan will be reduced, if, when the value of the SERP enhancement is paired with the payments under his change in control employment agreement, such combined values would exceed 2.99 times his “base amount” (as defined under 280G of the Code). As a result of this reduction, Mr. Reichardt will be entitled to a payment of approximately $174,288 as his SERP benefit. Said sum shall be paid in one (1) lump sum within 90 days of the date of such change of control. Per the terms of the merger agreement, Mr. Reichardt’s SERP will be terminated at the closing of the merger.

Stock Options. Each option to purchase shares of F&M common stock that is outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive an amount of consideration equal to the per share merger consideration deliverable to the issued and outstanding shares of F&M common stock, less the applicable exercise price of such option. Based on the estimated total per share merger consideration value of $98.80 as of January 21, 2019 for shares of F&M common stock, Mr. Reichardt is estimated to receive aggregate consideration with a value of approximately $139,200 in exchange for the vested stock options he holds at closing, and Ms. Pierce will receive aggregate consideration with a value of approximately $9,750 in exchange for the vested (45%) and unvested (55%) stock options she holds at closing.

New Employment Agreement between CCF Bank and Mr. Reichardt. In connection with the execution of the merger agreement, CCF Bank entered into an employment agreement, dated January 17, 2019, with Mr. Reichardt, which becomes effective as of, and contingent upon, the closing of the bank merger and continues for a term of two years thereafter. Pursuant to the employment agreement, contingent upon the closing of the bank merger, Mr. Reichardt will be appointed as Senior Vice President—Region President for CCF Bank. The employment agreement sets forth the terms and conditions for Mr. Reichardt’s employment with CCF Bank, including the following: (i) an initial annual base salary of $160,000, (ii) participation in the short term incentive plan, (iii) participation in the long term incentive plan under Citizens’ 2018 Equity Incentive Plan, and (iv) participation in Citizens’ other employee benefit plans as in effect from time to time on the same basis as generally made available to similarly situated senior management employees, including health insurance and retirement plans and paid time off. In addition, Mr. Reichardt’s employment agreement provides for certain payments and benefits in the event of a termination of his employment under specific circumstances. If, during the term of Mr. Reichardt’s employment, his employment is terminated by CCF Bank other than for “cause” or death or disability (each as defined in the employment agreement), he would be entitled to his salary earned but unpaid as of his termination date and all vested benefits to which he is entitled under any benefit plans set forth in the employment agreement (the “accrued obligations”). Furthermore, Mr. Reichardt would be entitled to a payment equal to his pro-rated annual salary through the end of the term of the employment agreement. If Mr. Reichardt’s employment is terminated by CCF Bank for “cause” or voluntarily by him, he would be entitled to the accrued obligations, and if the employment is terminated by reason of disability or death, Mr. Reichart would be entitled to the accrued obligations and pro-rated amounts under the short term and long term incentive plans. Mr. Reichart’s employment agreement also commits him to certain restrictive covenants regarding non-disclosure of confidential information, non-solicitation of customers, non-solicitation of CCF Bank personnel and non-competition.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following general discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of F&M common stock that exchange their shares of F&M common stock for a combination of cash and shares of Citizens common stock. This discussion does not address any state, local or foreign tax consequences, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, United States Treasury Regulations promulgated under the Code and published ruling and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those F&M common shareholders that hold their shares of F&M common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to a particular F&M shareholder in light of that shareholder’s particular circumstances or that may be applicable to a F&M shareholder who is subject to special treatment under the United States federal income tax laws, including without limitation:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of F&M common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of F&M common stock that received F&M common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of F&M common stock that holds F&M common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to a particular F&M shareholder may be complex and will depend on such shareholder’s specific situation and on factors that are not within the control of F&M or Citizens. Accordingly, you should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.

For purposes of this discussion, a ‘‘U.S. Holder’’ is a beneficial owner of F&M common stock that is, for United States federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to United States federal income taxation regardless of its source or (iv) a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds F&M common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding F&M common stock should consult their own tax advisors.

Tax Consequences of the Merger Generally

The receipt of the cash consideration and the stock consideration by F&M stockholders in exchange for their shares of F&M common stock is expected to be a taxable transaction for United States federal income tax purposes, and is not expected to qualify as a tax-free reorganization or other non-recognition transaction under any provision of the Code. In addition, the receipt of cash in lieu of any fractional Citizens common stock to which such holder would otherwise be entitled, is also expected to be a taxable transaction for United States federal income tax purposes.

F&M stockholders generally will recognize gain or loss equal to the difference, if any, between (1) the sum of the fair market value of Citizens common stock and the cash consideration received by such stockholder and any cash received in lieu of any fractional Citizens common stock to which such holder may otherwise be entitled, and (2) such stockholder’s adjusted tax basis in the F&M common stock surrendered in exchange therefor. For this purpose, U.S. Holders of F&M common stock must calculate gain or loss separately for each identified block of F&M common stock exchanged (that is, F&M common stock acquired at the same cost in a single transaction).

A F&M stockholder’s gain or loss in F&M common stock generally will be capital gain or loss. Non-corporate U.S. Holders, including individuals, who have held the F&M common stock for more than one year will generally be eligible for long-term capital gains tax rates. The deductibility of capital losses is subject to limitations.

For United States federal income tax purposes, a F&M stockholder’s aggregate tax basis in Citizens common stock received pursuant to the merger will be equal to the fair market value of the Citizens common stock received by such stockholder on the date the F&M common stock is exchanged pursuant to the merger agreement, and a stockholder’s holding period with respect to such Citizens common stock will begin on the day following the date such stockholder’s F&M common stock shares are exchanged pursuant to the merger agreement.

United States federal income tax law does not specify how U.S. Holders should determine the fair market value of the Citizens common stock on the date of exchange. Fair market value generally is the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of the facts. F&M stockholders should consult their tax advisors with respect to the determination of the fair market value of the Citizens common stock as of the date of the exchange.

A holder that is an individual may be subject to a 3.8% tax on the lesser of: (i) his or her “net investment income” for the relevant taxable year; or (ii) the excess of his or her modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). Estates and trusts are subject to similar rules. Net investment income generally would include any capital gain recognized in connection with the merger, as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders should consult their tax advisors as to the application of this additional tax to their circumstances.

Backup Withholding

F&M shareholders may be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payments received. Such F&M shareholders will not be subject to backup withholding, however, if they:

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furnish a correct taxpayer identification number, certify that such F&M shareholders are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal such F&M shareholders will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that such F&M shareholders are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against such F&M shareholders’ United States federal income tax liability, provided such F&M shareholders timely furnish the required information to the IRS.

THIS SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PROPOSES ONLY AND IS NOT TAX ADVICE. TAX MATTERS REGARDING THE MERGER ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO ANY PARTICULAR F&M SHAREHOLDER WILL DEPEND ON THAT SHAREHOLDER’S PARTICULAR SITUATION. F&M SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING REPORTING REQUIREMENTS AND THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Citizens is incorporated under the laws of the State of Maryland, and, accordingly, the rights of its stockholders are governed under Maryland law, including the Maryland General Corporation Law (the “MGCL”). F&M is incorporated under the laws of the State of Wisconsin, and, accordingly, the rights of its shareholders are governed by Wisconsin law, including the Wisconsin Business Corporation Law (“WBCL”). After the effective time of the merger, the rights of former F&M shareholders will be governed by Maryland law and determined by reference to Citizens’ organizational documents.

The following is a summary comparison between (i) the current rights of F&M shareholders under the F&M charter and the F&M bylaws, and (ii) the current rights of Citizens stockholders under the Citizens charter and the Citizens bylaws.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Citizens’ and F&M’s governing documents and the provisions of the MGCL and WBCL, respectively, which we urge you to read carefully and in their entirety. Copies of Citizens’ governing documents have been filed with the SEC. Copies of F&M’s governing documents are available upon request from F&M. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 129 of this proxy statement/prospectus.

Citizens	F&M
Corporate Governance
The rights of Citizens stockholders are and will be governed by the MGCL, the Citizens charter and the Citizens bylaws	The rights of F&M shareholders are governed by the WBCL, the F&M charter, and the F&M bylaws.

Authorized Capital Stock

Citizens is authorized to issue 31,000,000 shares, divided into two (2) classes consisting of:

(i) 1,000,000 shares of preferred stock, par value $0.01 per share;

(ii)  30,000,000 shares of common stock, par value $0.01 per share;

The Citizens board is authorized to issue the preferred stock in one or more series.

F&M is authorized to issue 400,000 shares of common stock, par value $0.25 per share.

Voting Rights

Each holder of Citizens common stock is entitled to one vote for each share held of record. The affirmative vote of a 80% of the voting power of the then-outstanding shares of capital stock is required to:

(a)   remove any director, or the entire Citizens board, from office; provided that a director may only be removed for cause;

(b)   amend any provision of the Citizens bylaws;

(c)   approve certain business combinations, as more particularly set forth in Article 9 of the Citizens charter;

Each holder of F&M common stock is entitled to one vote for each share held of record, with the exception that if any person directly or indirectly acquires beneficial ownership of more than fifteen and one half percent (15.5%) of the issued outstanding shares of F&M common stock, each share beneficially owned by such person in excess of fifteen and one half percent (15.5%) of the issued and outstanding shares of F&M shall be entitled to one-tenth of one vote per share. The affirmative vote of a two-thirds of the votes outstanding and entitled to be cast is required to amend the 15.5% limitation on voting rights.

Citizens	F&M

(d)   approve certain acquisitions of equity securities by Interested Persons (as such term is defined in the Citizens charter), as more particularly set forth in Article 11 of the Citizens charter; and

(e)   amend the provisions of the Citizens charter relating to (i) Citizens preferred stock, (ii) restrictions on the voting rights of Citizens equity securities, (iii) the vote required to approve certain extraordinary actions, (iv) directors, (v) the Citizens bylaws, (vi) the approval of certain business combinations, (vii) the approval of acquisitions of equity securities from interested persons, (viii) the indemnification of directors and officers, (iv) limitations of liability or (x) the vote required to amend any provision of the Citizens charter.

Except to the extent such matter requires the approval of 80% of the voting power of the then-outstanding shares of capital stock as described above, the affirmative vote of Citizens’ stockholders entitled to cast a majority of the votes entitled to be cast on the matter is generally required to approve any amendment to the Citizens charter or a merger, consolidation, conversion, statutory share exchange or dissolution of Citizens.

All director elections are determined by a plurality of the votes cast and, except as otherwise required by law or the Citizens charter, all other matters are determined by a majority of the votes cast. Holders of Citizens common stock do not have cumulative voting rights with respect to the election of directors.

All director elections are determined by a plurality of the votes cast and, except as otherwise required by law or F&M charter, all other matters are determined by a majority of the votes cast. Holders of F&M common stock do not have cumulative voting rights with respect to the election of directors.

Quorum
Except as otherwise provided by law or the Citizens charter, the holders of a majority of the outstanding shares of stock entitled to vote on a matter at a shareholder meeting, present in person or represented by proxy, constitutes a quorum. For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, constitutes a quorum to take action with respect to that vote on that matter.	Except as otherwise provided by law or the F&M charter, the holders of a majority of the outstanding shares of stock entitled to vote on a matter at a shareholder meeting, present in person or represented by proxy, constitutes a quorum. For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, constitutes a quorum to take action with respect to that vote on that matter.

Rights of Preferred Stock:
The Citizens board is authorized to divide the Citizens preferred stock into series and, with respect to each series, is required by the laws of the State of Maryland to fix and determine the preferences, conversion or other	The F&M charter does not provide for the issuance of preferred stock.

Citizens	F&M

rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of each such series.

Unless otherwise provided in the resolution or resolutions of the Citizens board or a duly authorized committee thereof establishing the terms of a series of Citizens preferred stock, the exclusive voting power shall be vested in the Citizens common stock.

Subject to the rights of the holders of any series of Citizens preferred stock, the number of authorized shares of any class or series of Citizens preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of the Citizens common stock.

As of the date of this proxy statement/prospectus, no shares of Citizens preferred stock were outstanding.

Number and Term of Directors

The Citizens charter provides that the board of directors shall initially consist of six directors, subject to increase or decrease as provided in the Citizens bylaws, which permits the board of directors to fix the number of directors on the Citizens board as governed by Section 3-804(b) of the MGCL. There are currently 8 members of the Citizens board.

The directors of Citizens are divided into three classes, each serving staggered terms ending at the third annual meeting of shareholders following his or her election, so that one-third of the directors is elected at each annual meeting of shareholders.

The F&M bylaws provide that the board shall consist of not less than five nor more than seven directors, except that the board may increase the number of directors. There are currently 7 members of the F&M board.

The F&M bylaws provide that each director is elected at the annual meeting of shareholders.

Election of Directors
Directors are elected by the shareholders each year at the annual meeting of shareholders and hold office until the third annual meeting of stockholders following such director’s election and until such director’s successor has been duly elected and qualifies or until a director’s earlier resignation or removal.	The directors are elected by the shareholders each year at the annual meeting of shareholders and hold office until the next annual meeting of shareholders and until each director’s successor has been duly elected and qualified or until a director’s earlier resignation or removal.

Filling Vacancies on the Board of Directors
Any vacancy on the Citizens board may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, except that any vacancy resulting from an increase in the total number of directors may only be filled by a majority of the entire Citizens board. Any director elected by the	Any vacancy occurring on its board of directors may be filled by a majority vote of the directors then in office. Each director so chosen will hold office until the next election of directors.

Citizens	F&M

Citizens board to fill a vacancy will serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualified.

The Citizens shareholders may elect a successor to fill a vacancy resulting from the removal of a director by the Citizens shareholders. Any director elected by the Citizens shareholders to fill a vacancy resulting from the removal of a director will serve for the balance of the term of the removed director and until his or her successor is duly elected and qualified.

Removal of Directors
Under the Citizens charter, any director or the entire board of directors may be removed, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors.	Under the F&M bylaws, any director or the entire board of directors may be removed by the affirmative vote of a majority of the then outstanding shares of capital stock entitled to vote generally in the election of directors.

Shareholder Proposals

The Citizens bylaws provide that for business to be properly brought before a meeting by a shareholder, the shareholder must give timely written notice to the Citizens principal executive office, in addition to any notice required by applicable law.

To be timely, notice must be given (i) in the case of an annual meeting, at least 90 days and no more than 120 days before the first anniversary of the date of the preceding year’s annual meeting of shareholders or (ii) in the case of a special meeting called for electing persons to the board of directors, at least 90 days prior to the date of the meeting; provided, however, that if less than 100 days notice of date of the meeting is given or made to shareholders, notice must be received not later than the close of business 10th day following the day on which the first public notice of the date for such special meeting and the nominees proposed by the board of directors is made.

Notwithstanding the notice period specified above, in the event that the date of an annual meeting is advanced by more than 20 days or delayed by more than 60 days from the first anniversary date of the preceding year’s annual meeting, notice by a shareholder must be received by the later of 90 days prior to the meeting date or the 10th day following the first to occur of the day on which notice of the date of the meeting is first mailed or otherwise transmitted or the date the meeting date is first publicly announced.

Neither the F&M charter nor bylaws provide specific procedures for shareholder proposals.

Citizens	F&M

Shareholder notice for proposals to be brought before an annual meeting must contain the following (in addition to any information required by applicable law): (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of the shareholder proposing such business, as they appear on Citizens’ books, and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class and number of shares of Citizens’ capital stock that are beneficially owned or of record by such shareholder and beneficial owner; (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business; and (v) a representation that such shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. The Chairman of the Board or other person presiding over the annual meeting shall, if the facts so warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of the Citizens bylaws.

The foregoing does not apply to shareholder proposals made pursuant to Rule 14a-8 under the Exchange Act.

Director Nominations by Shareholders
The Citizens bylaws provide that for shareholder nominations of directors to be properly brought before a shareholder meeting, in addition to the information generally required in a written notice of a shareholder proposal (as set forth above), such notice must set forth (i) as to each person whom such shareholder proposes to nominate for election as a director, all information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor rule or regulation; and (ii) as to the shareholder giving the notice: (A) the name and address of such shareholder as they appear on Citizens’ books and of the beneficial owner, if any, on whose behalf the nomination is made; (B) the class or series and number of shares of capital stock of Citizens which are owned beneficially or of record by such shareholder and such beneficial owner; (C) a description of all arrangements	Neither the F&M charter nor bylaws provide specific procedures for the nomination of directors. Directors may be nominated pursuant to the WBCL.

Citizens	F&M
or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder; (D) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (E) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act or any successor rule or regulation. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected. The officer of Citizens or other person presiding at the meeting shall, if the facts so warrant, determine that a nomination was not made in accordance with such provisions and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

Shareholder Action by Written Consent
Under Maryland law, unless the charter of a company provides otherwise (which the Citizens charter does not), any action to be taken by the shareholders that the shareholders are required or permitted to take must be effected at a duly called annual or special meeting of shareholders or by unanimous written consent of the shareholders.	The F&M bylaws provide that any action required or permitted to be taken by the shareholders of F&M may be taken without a meeting by unanimous written consent of each shareholder entitled to vote on the matter.

Amendments to Articles of Incorporation and Bylaws
The affirmative vote of a 80% of the voting power of the then-outstanding shares of capital stock, and a declaration by the Citizens board that such amendment is advisable, is required to amend the provisions of the Citizens charter relating to (i) Citizens preferred stock, (ii) restrictions on the voting rights of Citizens equity securities, (iii) the vote required to approve certain extraordinary actions, (iv) directors, (v) the Citizens bylaws, (vi) the approval of certain business combinations, (vii) the approval of acquisitions of equity securities from interested persons, (viii) the indemnification of directors and officers, (iv) limitations of liability or (x) the vote required to amend any provision of the Citizens charter. Except for certain amendments that may be approved by the Citizens board without approval of any Citizens stockholders, amendments to the Citizens charter must be declared advisable by the Citizens board and approved by the

According to the WBCL, a corporation’s articles of incorporation generally may be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by a vote of each voting group of outstanding shares entitled to vote on the proposed amendment at a meeting of shareholders, where such proposed amendment will be adopted if the votes cast favoring the amendment exceed the votes cast opposing the amendment. However, the F&M charter requires the affirmative vote of a two-thirds of the votes outstanding and entitled to be cast to amend the 15.5% limitation on voting rights.

The board of directors has the authority to adopt, amend or repeal the F&M bylaws by the affirmative vote of a majority of the number of directors present at a meeting of the board at which a quorum is

Citizens	F&M

affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon.

The Citizens board has the power to adopt, amend or repeal any provision of the Citizens bylaws; provided that such adoption, amendment or repeal is approved by a majority of the total number of directors that Citizens would have if there were no vacancies on the Citizens board. In addition, Citizens stockholders may adopt, amend or repeal any provision of the Citizens bylaws upon the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of Citizens entitled to vote generally in the election of directors.

present. The board of directors does not have the power to adopt, amend or repeal any bylaw adopted by F&M shareholders.

F&M shareholders have the power to adopt, amend or repeal any of the F&M bylaws at any regular or special meeting of the shareholders at which a quorum is present.

Special Meetings of Shareholders
Special meetings of Citizens shareholders may be called only by (i) the Citizens’ president, (ii) the Citizens board, and (iii) Citizens’ secretary upon the written request of the holders of a majority of all shares outstanding and entitled to vote on the business to be transacted at the meeting.	Special meetings of F&M shareholders may be called only by the president, the board of directors or by shareholders holding 10% or more of all outstanding shares entitled to vote at the meeting.

Notice of Meetings of Shareholders
The Citizens bylaws provide that written or electronic notice stating the time, date, and place of all shareholder meetings and, in the case of a special meeting, the purpose for which the meeting is called, must be given to each shareholder entitled to vote at the meeting not less than ten (10) days nor more than ninety (90) days prior to the meeting.	The F&M bylaws provide that a written notice of the place, day and hour and the purpose or purposes of all shareholder meetings must be given to each shareholder entitled to vote at the meeting not less than ten (10) days nor more than fifty (50) days prior to the meeting.

Proxies
The Citizens bylaws provide that each shareholder entitled to vote at a meeting of shareholders may authorize another person or persons to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after 11 months from its date, unless the proxy provides for a longer period.	The F&M bylaws provide that each shareholder entitled to vote may appoint a proxy in writing. No such proxy shall be valid after 11 months from its date, unless the proxy provides for a longer period.

Indemnification and Limitation of Liability of Directors and Officers
Section 2-405.2 of the Maryland General Corporation Law (“MGCL”) permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation or its stockholders for monetary damages except: (1) to the extent it is proven that the director or officer actually received an improper benefit or profit, for the amount of the improper benefit or profit; or (2) to the extent a final judgment or adjudication against the director or officer	The F&M bylaws provide that F&M shall indemnify its current and former directors, officers, employees and agents against all costs, damages and expenses (including the reimbursement expenses incurred and paid) in connection with or resulting from any claim or proceeding which results from their position whether serving F&M or at its request any other entity, except in relation to matters where such

Citizens	F&M

is based on a determination that the director’s or officer’s act or failure to act was the result of active and deliberate dishonesty and was material to the cause of action against the director or officer. The Citizens charter contains such a provision, thereby eliminating the liability of its directors and officers to the maximum extent permitted by Maryland law.

Section 2-418 of the MGCL permits a Maryland corporation to indemnify a director or officer who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the director or officer had reason to believe that his or her conduct was unlawful. The MGCL provides that, where a director or officer is a defendant in a proceeding by or on behalf of the corporation, the director or officer may not be indemnified if he or she is found liable to the corporation. The MGCL also provides that a director or officer may not be indemnified in respect of any proceeding alleging improper personal benefit in which he or she was found liable on the grounds that personal benefit was improperly received. A director or officer found liable to the corporation in a proceeding by or on behalf of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification of expenses if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

Section 2-418 of the MGCL provides that, unless limited by the charter of a Maryland corporation, a director or an officer who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses incurred. Section 2-418 also provides that a Maryland corporation may advance reasonable expenses to a director or an officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by the director or officer or on his or her behalf to repay the amount person has been finally adjudged to have been guilty of fraud.

Citizens	F&M

paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Citizens charter provides for indemnification of Citizens’ current and former directors and officers, whether serving Citizens or any other entity at its request, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law.

Anti-Takeover Provisions and Interested Shareholders

The Citizens charter requires an affirmative vote of at least 80% of the voting power of the then outstanding shares of stock of Citizens entitled to vote in the election of directors voting together as a single class to enter into a business combination with or to acquire equity securities of with an “interested shareholder” (defined generally as a 10% shareholder); such 80% vote excludes the shares held by such interested shareholder.

Certain other anti-takeover provisions are applicable to Citizens. See “Description of Citizens Capital Stock—Anti-Takeover Effects of Provisions of Applicable Law and the Citizens Charter and Citizens Bylaws” beginning on page 103 for more detail.

Except as may otherwise be provided by law, the required affirmative vote of shareholders of a Wisconsin corporation for certain significant corporate actions, including a merger or share exchange with another corporation, sale of all or substantially all of the corporate property and assets, or voluntary liquidation, is a majority of all the votes entitled to be cast on the transaction by each voting group of outstanding shares entitled to vote on the transaction. Various provisions of the WBCL, including Sections 180.1130 to 180.1134, Sections 180.1140 to 180.1144 and Section 180.1150, provide for higher voting requirements or otherwise modify voting standards or rights if holders of shares representing a significant percentage of voting power are involved.

The F&M charter also provides that any person who acquires more than fifteen and one half percent (15.5%) of the issued outstanding shares of F&M common stock shall only be entitled to one-tenth of one vote per share for any shares in excess of the fifteen and one half percent (15.5%) beneficial ownership limit.

DESCRIPTION OF CITIZENS CAPITAL STOCK

The following description of Citizens’ capital stock is a summary of the material terms of Citizens’ charter and bylaws, as amended. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, forms of which are filed with the SEC as exhibits to the registration statement of which this proxy statement/prospectus is a part, and applicable law.

The following description of Citizens capital stock is a summary only and is not a complete description of such terms. This description is subject to the detailed provisions of, and is qualified in its entirety by reference to, Maryland law, the Citizens charter and the Citizens bylaws, as amended. The Citizens charter and bylaws are filed with the SEC as exhibits to the registration statement of which this proxy statement/prospectus is a part and incorporated by reference herein and will be sent to F&M shareholders free of charge upon written or telephonic request. For additional information on Citizens’ capital stock, see “Comparison of Shareholders’ Rights” and “Where You Can Find More Information” beginning on pages 93 and 129, respectively.

General

Citizens’ authorized capital stock consists of 30,000,000 shares of common stock, par value $0.01 per share, which we have referred to herein as the “Citizens common stock” and 1,000,000 shares of preferred stock, par value $0.01 per share, which we refer to as the “Citizens preferred stock.” As of [●], 2019, there were [●] shares of Citizens common stock issued and outstanding, and no shares of Citizens preferred stock were issued and outstanding. Subject to the rights and preferences granted to holders of the Company’s preferred stock, if any, the authorized but unissued shares of the Company’s capital stock are available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. All of Citizens’ issued and outstanding shares of capital stock are validly issued, fully paid and non-assessable.

Citizens Common Stock

Subject to the rights and preferences granted to holders of Citizens’ preferred stock then outstanding, if any, and except with respect to voting rights, conversion rights and certain distributions of Citizens’ capital stock, holders of Citizens common stock will rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information distributed by Citizens with respect to such meetings.

Dividends

Holders of Citizens common stock are entitled to receive ratably such dividends as may be authorized by the Citizens board and declared by Citizens from time to time out of legally available funds. In no event will any stock dividends or stock splits or combinations of stock be authorized, declared or made on common stock unless the shares of common stock are treated equally and identically. The ability of the Citizens board to authorize, and our ability to declare and pay, dividends on Citizens common stock is subject to the laws of the State of Maryland, applicable federal and state banking laws and regulations, and the terms of any senior securities (including the terms of Citizens preferred stock) Citizens may then have outstanding. Citizens’ principal source of income is dividends that are declared and paid by its wholly owned banking subsidiary, CCF Bank, on its capital stock. Therefore, Citizens’ ability to pay dividends is dependent upon the receipt of dividends from CCF Bank.

Voting Rights

Each holder of Citizens common stock is entitled to one vote for each share of record held on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of Citizens preferred stock. Holders of Citizens common stock are not entitled to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast. In addition to any other vote required by law, the affirmative vote of 80% of the voting power of all of the then-outstanding shares of capital stock of Citizens entitled to vote generally in the election of directors is required to:

(a) remove	any director, or the entire Citizens board, from office; provided that a director may only be removed for cause;

(b) amend	any provision of the Citizens bylaws;

(c) approve	certain business combinations, as more particularly set forth in Article 9 of the Citizens charter;

(d) approve	certain acquisitions of equity securities by Interested Persons (as such term is defined in the Citizens charter), as more particularly set forth in Article 11 of the Citizens charter; and

(e) amend

the provisions of the Citizens charter relating to (i) Citizens preferred stock, (ii) restrictions on the voting rights of Citizens equity securities, (iii) the vote required to approve certain extraordinary actions, (iv) directors, (v) the Citizens bylaws, (vi) the approval of certain business combinations, (vii) the approval of acquisitions of equity securities from interested persons, (viii) the indemnification of directors and officers, (iv) limitations of liability or (x) the vote required to amend any provision of the Citizens charter.

Except to the extent such matter requires the approval of 80% of the voting power of the then-outstanding shares of capital stock as described above, the affirmative vote of Citizens’ stockholders entitled to cast a majority of the votes entitled to be cast on the matter is generally required to approve any amendment to the Citizens charter or a merger, consolidation, conversion, statutory share exchange or dissolution of Citizens.

Liquidation Rights

In the event of Citizens’ liquidation, dissolution or winding up, holders of Citizens common stock are entitled to share ratably in all of Citizens’ assets remaining after payment of liabilities, including but not limited to the liquidation preference of any then outstanding Citizens preferred stock. Because Citizens is a bank holding company, Citizens’ rights and the rights of Citizens’ creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of Citizens’ subsidiary’s creditors, except to the extent that Citizens may be a creditor with recognized claims against its subsidiary.

Preemptive and Other Rights

Holders of Citizens common stock are not entitled to any preemptive, subscription or redemption rights except as may be established by the Citizens board.

Citizens Preferred Stock

Citizens’ charter authorizes the Citizens board to establish one or more series of preferred stock. Unless required by law or any stock exchange and subject to the rights and preferences of the holders of any outstanding shares of the Company preferred stock, the authorized shares of Citizens preferred stock are available for issuance without further action by the stockholders. The Citizens board is authorized to divide the preferred stock into series and, with respect to each series, is required by the laws of the State of Maryland to fix and determine the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of each such series. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of Citizens common stock, without a vote of the holders of the preferred stock, unless a vote of the holders of the preferred stock is required by law or pursuant to the terms of such preferred stock. Without stockholder approval, Citizens could issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of Citizens’ stockholders may believe is in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

Authorized but Unissued Citizens Capital Stock

The MGCL does not generally require shareholder approval for the issuance of authorized shares, and the Citizens charter explicitly provides that the Citizens board may be issued from time to time without further approval of the holders of Citizens common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of the NASDAQ, which would apply so long as the Citizens common stock remains listed on the NASDAQ, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.

One of the effects of the existence of unissued and unreserved Citizens common stock or preferred stock may be to enable the Citizens board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Citizens by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Citizens’ management and possibly deprive Citizens’ shareholders of opportunities they may believe are in their best interests or in which they may receive a premium for their Citizens common stock over the market price of the common stock.

Anti-Takeover Effects of Provisions of Applicable Law and the Citizens Charter and Citizens Bylaws

The Subtitle 8 provisions of the MGCL and the supermajority vote requirements and advance notice requirements for director nominations and shareholder proposals, as well as the staggered board of directors, may have the effect of delaying, deterring or preventing a transaction or a change in the control that might involve a premium price for shares of Citizens common stock or otherwise be in the best interests of Citizens shareholders.

Federal Banking Law

The ability of a third party to acquire Citizens’ stock is also limited under applicable U.S. banking laws and regulatory approval requirements, including any applicable approval requirements of the OCC under the National Bank Consolidation and Merger Act, as amended and any applicable approval requirements of the Federal Reserve Board under the BHCA.

Classified Board; Director Removal

The Citizens charter provides that the Citizens board shall be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the Citizens board will be elected each year. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Citizens board. Further, Citizens directors may only be removed for cause and with an affirmative vote of 80% of the voting power of the then outstanding shares of stock Citizens entitled to vote in the election of directors, voting together as a single class.

Limits on Written Consents

Under Maryland law, unless the charter of a company provides otherwise (which the Citizens charter does not), any action to be taken by the shareholders that the shareholders are required or permitted to take must be effected at a duly called annual or special meeting of shareholders or by unanimous written consent of the shareholders.

Annual Meetings; Limits on Special Meetings

Citizens holds an annual meeting of stockholders each year. Citizens’ 2018 annual meeting of stockholders was held on March 27, 2018. Subject to the rights of the holders of any series of preferred stock, special meetings of the shareholders may be called only by (i) the Citizens’ president, (ii) the Citizens board, and (iii) Citizens’ secretary upon the written request of the holders of a majority of all shares outstanding and entitled to vote on the business to be transacted at the meeting.

Listing

The Citizens common stock is listed on the NASDAQ Global Market under the symbol “CZWI.”

Transfer Agent and Registrar

The transfer agent and registrar for the Citizens common stock and non-voting common stock is Continental Stock Transfer & Trust.

DISSENTERS’ RIGHTS

The following summary of dissenters’ rights available to F&M shareholders identifies and discusses information necessary to perfect dissenter’s rights. However, this summary is not intended to be a complete statement of applicable Wisconsin law and is qualified in its entirety by reference to the relevant provisions of the WBCL, Sections 180.1301 to 180.1331, which are set forth in their entirety in Annex C.

PURSUANT TO THE MERGER AGREEMENT, CITIZENS IS NOT OBLIGATED TO CLOSE THE MERGER IF HOLDERS OF MORE THAN 10% OF THE ISSUED AND OUTSTANDING SHARES OF F&M COMMON STOCK DISSENT AND SEEK PAYMENT FOR THEIR SHARES IN ACCORDANCE WITH APPROPRIATE LAW.

IN ORDER TO EXERCISE DISSENTERS’ RIGHTS A F&M SHAREHOLDER MUST FULLY AND EXACTLY COMPLY WITH THE STATUTORY REQUIREMENTS DISCUSSED BELOW AND SET FORTH IN ANNEX C. CITIZENS AND F&M URGE SHAREHOLDERS TO READ AND UNDERSTAND THIS DISCUSSION AND THE STATUTORY PROVISIONS ATTACHED AS ANNEX C.

General

Pursuant to the provisions of sections 180.1301 to 180.1331 of the WBCL, holders and beneficial holders of F&M common stock have the right to dissent from the merger and to receive the fair value of their shares in cash. Holders and beneficial holders of F&M common stock who fulfill the requirements of the WBCL summarized below and set forth in Annex C will be entitled to assert dissenters’ rights in connection with the merger. Shareholders or beneficial shareholders considering initiation of a dissenters’ proceeding should review this section and should also review Annex C in its entirety. A dissenters’ proceeding may involve litigation.

Preliminary Procedural Steps

Pursuant to the provisions of the WBCL, if the merger is consummated, in order to exercise dissenter’s rights you must have:

•

given to F&M, prior to the vote at the special meeting with respect to the approval of the merger, written notice of your intent to demand payment for your shares of common stock (hereinafter referred to as “shares”);

•	not voted in favor of the merger; and

•	complied with the other statutory requirements summarized below.

If you have perfected your dissenters’ rights and the merger is consummated, you will receive the fair value of your shares as of the effective date of the merger. A shareholder or beneficial shareholder who fails to deliver written notice of his, her or its intent to demand payment for his, her or its shares if the merger is consummated in accordance with the requirements of the WBCL is not entitled to payment for his or her shares pursuant to the provisions of the WBCL and will only be entitled to receive the merger consideration as provided in the merger agreement.

Brokers or others who hold shares in their name that are beneficially owned by others may assert dissenters’ rights as to fewer than all of the shares registered in your name only if they dissent with respect to all shares beneficially owned by any one person and notify F&M in writing of the name and address of each person on whose behalf they are asserting dissenters’ rights. The rights of a shareholder who asserts dissenters’ rights as to fewer than all of the shares registered in his, her or its name are determined as if the shares as to which that holder dissents and that holder’s other shares were registered in the names of different shareholders.

Written Dissent Demand

Voting against the merger will not independently satisfy the written demand requirement. In addition to not voting in favor of the merger, if you wish to preserve the right to dissent and seek appraisal, you must give a separate written notice of your intent to demand payment for your shares if the merger is effected.

Any written notice of intent to dissent to the merger, satisfying the requirements discussed above, should be addressed to F. & M. Bancorp. of Tomah, Inc., 1001 Superior Avenue, Tomah, Wisconsin 54660, Attn: Corporate Secretary. The written notice must be delivered to F&M prior to the special meeting.

Dissenters’ Notice

If the shareholders of F&M approve the merger at the special meeting, F&M (or Citizens as its successor) must deliver a written dissenters’ notice (the “Dissenters’ Notice”) to all F&M shareholders who satisfy the foregoing requirements. The Dissenters’ Notice must be sent no later than ten days after the date that the merger is approved by F&M’s shareholders and must:

•	state where dissenting shareholders should send the demand for payment and where and when dissenting shareholders should deposit certificates for the shares;

•	inform holders of uncertificated shares as to what extent transfer of these shares will be restricted after the demand for payment is received;

•

include a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the merger and requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he, she or it acquired beneficial ownership of the shares prior to that date;

•	set a date by which F&M (or Citizens as its successor) must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters’ Notice is delivered); and

•	be accompanied by a copy of sections 180.1301 to 180.1331 of the WBCL.

A shareholder or beneficial shareholder who receives the Dissenters’ Notice or a beneficial shareholder whose shares are held by a nominee who is sent a Dissenters’ Notice must demand payment and certify as to his or her ownership of the shares in accordance with the Dissenters’ Notice. A shareholder or beneficial shareholder who holds certificated shares must also deposit his, her or its share certificates with F&M (or Citizens as its successor) in accordance with the terms of the Dissenters’ Notice.

A dissenting shareholder or beneficial shareholder who demands payment and deposits his, her or its share certificate in accordance with the terms of the Dissenters’ Notice will retain all of the rights of a shareholder or beneficial shareholder, respectively, until those rights are canceled or modified by the consummation of the merger. F&M may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the merger is effected or the restrictions released, in the event that it does not consummate the merger.

A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set forth in the Dissenters’ Notice is not entitled to payment for his, her or its shares under sections 180.1301 to 180.1331 of the WBCL. A shareholder or beneficial shareholder with certificated shares who does not deposit his, her or its share certificates where required and by the date set forth in the Dissenters’ Notice is not entitled to payment for his, her or its shares under sections 180.1301 to 180.1331 of the WBCL. F&M (or Citizens as its successor) may elect to withhold payment from a dissenter and instead make an offer of payment if that dissenter was not the beneficial owner of his, her or its shares prior to the date specified in the Dissenters’ Notice as the date on which the first announcement of the merger was made to the news media or to F&M’s shareholders.

Payment

Except as described below, F&M (or Citizens as its successor) must, as soon as the merger is effected or upon receipt of a payment demand, whichever is later, pay each shareholder who has complied with the payment demand and deposit requirements described above the amount F&M (or Citizens as its successor) estimates to be the fair value of the shares, plus accrued interest. The offer of payment must be accompanied by:

•	recent financial statements of F&M;

•	a statement of the estimate of the fair value of the shares;

•	an explanation of how the interest was calculated;

•	a statement of the dissenter’s right to demand payment under section 180.1328 of the WBCL if the dissenter is dissatisfied with the payment; and

•	a copy of sections 180.1301 to 180.1331 of the WBCL.

If the merger is not consummated within 60 days after the date set for demanding payment and depositing share certificates, F&M must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. F&M (or Citizens as its successor) must send a new Dissenters’ Notice if the merger is consummated after the return of certificates and any dissenting shareholders must repeat the payment demand procedure described above.

Section 180.1328 of the WBCL provides that a dissenter may notify F&M (or Citizens as its successor) in writing of his, her or its own estimate of the fair value of such holder’s shares and the interest due, and may demand payment of such holder’s estimate, less any payment received from F&M (or Citizens as its successor), if:

•

he or she believes that the amount paid or offered by F&M (or Citizens as its successor) is less than the fair value of his or her shares or that F&M (or Citizens as its successor) has calculated incorrectly the interest due;

•	F&M (or Citizens as its successor) fails to make payment within 60 days after the date set in the Dissenters’ Notice for demanding payment; or

•

F&M, having failed to consummate the merger, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment in the Dissenters’ Notice.

A dissenting shareholder waives his, her or its right to demand payment of his, her or its own estimate of fair value and interest under sections 180.1328 unless such dissenting shareholder provides F&M (or Citizens as its successor) with notice of his, her or its demand, in conformance with the notice requirements of section 180.0141, within 30 days after F&M (or Citizens as its successor) making or offering of payment for the dissenting shareholder’s shares.

Litigation

If a demand for payment under section 180.1328 remains unsettled, F&M (or Citizens as its successor) must commence a nonjury equity valuation proceeding in the Circuit Court of Monroe County, Wisconsin (in the case of F&M) or Eau Claire County, Wisconsin (in the case of Citizens), within 60 days after having received the payment demand under section 180.1328 and must petition the court to determine the fair value of the shares and accrued interest. If F&M (or Citizens as its successor) does not commence the proceeding within those 60 days, the WBCL requires F&M (or Citizens as its successor) to pay each dissenting shareholder whose demand remains unsettled the amount demanded. F&M (or Citizens as its successor) is required to make all dissenting shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each of them.

The jurisdiction of the court in which the proceeding is brought is plenary and exclusive. The court may appoint one or more appraisers to receive evidence and to recommend a decision on fair value. An appraiser has the powers delegated to such appraiser in the court order appointing him or her or in any amendment to the order. Dissenters are entitled to the same discovery rights as parties in other civil proceedings.

Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of such holder’s shares, plus interest, exceeds the amount paid or offered, as applicable, by F&M (or Citizens as its successor).

The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against F&M (or Citizens as its successor), except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 180.1328 of the WBCL. The court also may assess the fees and expenses of attorneys and experts for the respective parties against

F&M (or Citizens as its successor) if the court finds F&M (or Citizens as its successor) did not substantially comply with the requirements of the WBCL, or against either F&M (or Citizens as its successor) or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by the WBCL.

If the court finds that the services of attorneys or experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award those attorneys’ reasonable fees out of the amounts awarded the dissenters who were benefited.

This is a summary of the material rights of a dissenting shareholder and is qualified in its entirety by reference to the applicable portions of the WBCL, which are included as Annex C to this proxy statement-prospectus. If you intend to dissent from approval of the merger, you should review carefully the text of Annex C and should also consult with your attorney. We will not give you any further notice of the events giving rise to dissenters’ rights or any steps associated with perfecting dissenters’ rights, except as indicated above or otherwise required by law.

We have not made any provision to grant you access to any of the corporate files of Citizens or F&M, except as may be required by the WBCL, or to obtain legal counsel or appraisal services at the expense of F&M (or Citizens as its successor).

Any dissenting shareholder who perfects his, her or its right to be paid the “fair value” of his, her or its shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Merger” at page 87.

You must do all of the things described in this section and as set forth in the WBCL in order to preserve your dissenters’ rights and to receive the fair value of your shares in cash (as determined in accordance with those provisions). If you do not follow each of the steps as described above, you will have no right to receive cash for your shares as provided in the WBCL and you will only be entitled to receive the merger consideration as provided in the merger agreement. In view of the complexity of these provisions of Wisconsin law, shareholders of F&M who are considering exercising their dissenters’ rights should consult their legal advisors.

BUSINESS OF F&M

History, Business, and Properties

F&M was organized in March, 1984 for the purpose of holding 100% of the outstanding stock of F&M Bank, a Wisconsin commercial bank located in Tomah, Wisconsin, and became a bank holding company for F&M Bank in 1984. F&M Bank’s main office is located at 1001 Superior Avenue, Tomah, Wisconsin. The facility is owned by F&M Bank and it is also the location of the bank. There are a total of approximately 195 shareholders of F&M. F&M currently has no employees.

As of December 31, 2018, F&M had consolidated total assets of approximately $197 million, total loans of approximately $128 million, total deposits of approximately $154 million and total shareholders’ equity of approximately $21.4 million.

F&M Bank was chartered by the Wisconsin Department of Financial Institutions in February 1911. F&M Bank’s main office is located at 1001 Superior Avenue, Tomah, Wisconsin 54660, in a facility owned by F&M Bank. F&M Bank also operates a convenience drive-up office at the corners of Milwaukee and McLean in Tomah which is in close proximity to the 1001 Superior Avenue facility. F&M Bank opened a branch location at 1500 North Superior Avenue, Tomah, Wisconsin 54660 on November 14, 2001, in a 1,643 square foot facility owned by the bank. On December 31, 2018, F&M Bank’s staff included 10 officers, plus 28 full-time and 2 part-time employees.

F&M Bank is a general business community bank. F&M Bank’s primary trade area consists of a 60 mile radius surrounding Tomah, Wisconsin. This area includes the counties of Monroe, LaCrosse, Juneau, and Vernon. The foundation of F&M Bank’s business strategy is an emphasis on local management and local ownership in its commitment to F&M Bank’s market area. The following lending services are offered by F&M Bank:

•	Commercial Term loans and Revolving Lines of Credit

•	Commercial Real Estate and Construction loans

•	Small Business loans

•	Government guaranteed loans

•	Community Development loans

•	Not-for-Profit Organization loans

•	Municipal loans

•	Residential loans for 5+ Units

•	Residential loans for 1-4 Units

•	Housing rehabilitation loans

Depository Accounts and Services

•	Non-interest bearing demand deposits

•	Interest-bearing NOW accounts

•	Money market deposit accounts

•	Certificates of deposit

•	Account analysis

•	Cash management

•	VISA and MasterCard merchant services

•	VISA debit cards

•	Automated clearing house services

•	Bank by mail

•	Night depository

•	Cashier’s checks

•	Business Online Banking

•	Wire transfers

•	Remote Deposit Capture

•	Consumer Online Banking

•	Consumer Mobile Banking with Mobile Deposit Capture

F&M Bank’s business objectives focus on deposit growth, the preservation of deposits, the maximization of the profitability of F&M Bank’s earning assets, safeguarding loan principal, serving the credit needs of F&M’s trade area, preserving liquidity, and maintaining a prudent loan portfolio mix. F&M Bank’s loan portfolio at December 31, 2018 consisted of approximately 49% commercial real estate loans and 18% commercial loans and 16% residential real estate loans. Approximately 76% of F&M Bank’s loans are currently secured by real estate.

F&M Bank has a Loan Committee, composed of all of the directors of F&M Bank’s board of directors. The Loan Committee establishes F&M Bank’s Loan Policy and each individual loan officer’s lending authority, reviews loans made, reviews and approves loans for amounts exceeding loan officer authority prior to making such loans, reviews and monitors past due and problem loans, reviews adequacy of F&M Bank’s loan loss reserves, and monitors and ensures compliance with F&M Bank’s Loan Policy. A list of all originated loans is submitted to the board of directors of F&M Bank for review on a monthly basis. Any and all loan charge-offs must be approved by the board of directors as well.

Loans are considered delinquent, and late charges will be assessed, when a borrower’s payment is ten days past due. When a borrower fails to make a required payment on a loan, F&M Bank attempts to cause the deficiency to be cured by contacting the borrower. F&M Bank’s policy is to institute foreclosure or otherwise seize collateral if other collection remedies have been exhausted, and foreclosure or seizure of the collateral is necessary in the opinion of management. Pursuant to state banking regulations, F&M Bank does not continue to accrue interest on assets if payments of principal or interest have been in default for a period of at least 90 days. At such time as interest and principal payments on the loan are brought current, the loan will be restored to an accrual status. If and once a loan is placed on a nonaccrual status, all previously accrued but uncollected interest is charged back against F&M Bank’s current income and/or loan loss reserve accounts, as appropriate. The board of directors of F&M Bank seeks to maintain a minimum loan loss reserve of 1.00% or more of the amount of loans outstanding based upon F&M Bank’s intended loan portfolio composition and current economic conditions; however, the actual loan loss reserve may vary based upon these and other factors.

F&M Bank has established an Investment Policy to manage F&M Bank’s investment portfolio for maximum return for both long-term and short-term needs in a manner consistent with sound banking practices and relative safety of principal, and an Asset/Liability Policy, whereby F&M Bank has adopted certain processes and procedures for liquidity and capital planning, asset mix and volume controls, loan pricing policies, and deposit interest rate policies.

F&M Bank established a wholly owned investment subsidiary, F&M Investment Corp. of Tomah, a Nevada corporation which assists the bank in maintaining its municipal securities.

F&M Bank has a wholly owned subsidiary, Bob’s Holdings, LLC, which was established to hold foreclosed properties, maintain them, and dispose of them.

F&M Bank has a 5.88% ownership in Generations Title Company, LLC, which is a company established by several Wisconsin banks to provide title work and loan closing services.

F&M Bank’s fiscal year end is December 31. F&M holds a shareholder meeting within 120 days after the end of its fiscal year.

The general banking business in the F&M area, as in all of the State of Wisconsin, is very competitive. Commercial banks compete principally with respect to price (interest rates paid on deposits, interest rates charged on borrowings, and fees for services) and service. F&M Bank faces competition from 2 banks and 3 credit unions located in Tomah, Wisconsin and others in the rest of F&M Bank’s primary trade area. F&M Bank also faces competition in its market area from finance companies, insurance companies, mortgage companies, securities brokerage firms, money market firms, and other providers of financial services. Most of F&M Bank’s competitors have been in business a number of years and have established customer bases. Many state-wide multi-bank holding companies compete in the Tomah market and these companies are significantly larger and have more resources than F&M Bank.

F&M Bank competes for loans principally through its ability to communicate effectively with its customers and understanding and meeting their financial needs. Management believes that this personal service philosophy enhances F&M Bank’s ability to compete favorably in attracting small business customers. F&M Bank actively solicits business customers and competes for deposits by offering customers personal attention, professional service and competitive interest rates.

Outstanding Debt

F&M currently has $2.0 million in outstanding debt on a term loan with Chippewa Valley Bank. The loan matures on November 8, 2019. F&M is required to make quarterly payments of interest (the current interest rate is 3.50%) and no payments of principal.

Management

The following persons constitute the executive officers and directors of F&M and F&M Bank:

Name	Position with Company and Bank	Served Since
Peter Reichardt	President/CEO and Director	2010
John Rose	Chairman/Director	2001
Keith Laugen	Director	2007
Marshall Bosworth	Director	2004
Robert Mubarak	Director	1995
Terry Winchell	Director	2010
Vicki Nemitz	Director	2005
Patrick Scott	Senior Vice President/CFO	NA

Both F&M and F&M Bank have one class of directors, who serve one year terms. At each annual meeting of shareholders, all directors are elected for a term of one year. All executive officers are appointed to their respective positions for a one-year period by the board of directors of the respective organization at the annual meeting of the board. There are no family relationships among any of the directors, executive officers or key personnel of F&M or F&M Bank.

A majority of the number of directors then serving generally constitutes a quorum for transacting business at any meeting of the board, and if a quorum is present or participating when a vote is taken, generally the affirmative vote of greater than 50% of the directors present or participating when a vote is taken is the act of the board unless the organization’s articles of incorporation or bylaws or applicable law require the vote of a greater number of directors or approval of only disinterested directors.

Description of F&M’s Capital Stock

F&M’s authorized stock consists of 400,000 shares of common stock, $0.25 per share par value, all of one class, 216,541 shares of which are issued and outstanding, and 163,641 shares of which are held in treasury stock. 5,250 shares have been allocated to bank management in a stock option plan which are included in the diluted earnings per share calculation.

Common shareholders do not have preemptive rights to purchase additional shares or other subscription rights in the event that F&M issues stock. Each share of stock has one vote on all matters presented to the shareholders of F&M. Each act by the shareholders of F&M requires a majority vote, except as otherwise provided by law or its bylaws or articles of incorporation. All shares issued have been fully paid and are nonassessable.

The shareholders of F&M are entitled to share pro rata in the net assets of the organization, after payment of all liabilities, if F&M is ever liquidated. The stock is not convertible into any other security. Finally, the stock is not subject to any call or redemption rights on the part of F&M

F&M serves as transfer agent and registrar for the shares.

Upon the consummation of the merger, all of the shares of F&M shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any share shall thereafter represent only the right to receive the merger consideration for each share.

Recent Stock Transactions

To the best knowledge of F&M, there were 11 different transfers of F&M stock, involving a total of 49,995 shares, between January 1, 2014 and the date of this prospectus/proxy statement. The following is a listing of sales of stock known to F&M for the dates shown, and the price per share known to F&M:

Date	Shares		Price/ Share
4/21/2014	200		$67.00
5/16/2014	230		$67.00
7/7/2015	17		$70.00
5/9/2016	50		$74.00
7/29/2016	60		$74.00
9/6/2016	20		$74.00
11/9/2016	49,265	*	$60.00
11/18/2016	18		$74.00
4/20/2017	55		$87.00
9/15/2017	75		$87.00
10/10/2018	5		$91.00

*	The company initiated a stock repurchase program in 2016 and repurchased approximately $3 million in stock.

Approximately 99% of the share transactions shown above were repurchases of stock into Treasury and approximately 1% of the share transactions shown above were sales to shareholders. All of the sales shown above were conducted between non-family members.

The per share book value of F&M’s common stock was $99.01 at December 31, 2018, and $95.69 at December 31, 2017.

Earnings

F&M had basic earnings per common share of $6.44 and diluted earnings per common share of $6.29 for the year ended December 31, 2018. F&M had basic earnings per common share of $4.33 and diluted earnings per common share of $4.23 for the year ended December 31, 2017.

Dividends

F&M paid dividends to shareholders of $1.65 per share in 2018 and $1.50 per share in 2017.

Substantially all of F&M’s assets consist of its investment in F&M Bank and the availability of funds for dividends to be paid by F&M depends upon the receipt of dividends from F&M Bank. Dividends of F&M are also dependent on future earnings, the financial condition of F&M and F&M Bank, and other factors. No assurance can be given that future earnings of F&M Bank and resulting dividends will be sufficient to permit the legal payment of dividends to F&M at any time in the future.

Under Wisconsin law, the board of directors of F&M Bank may generally declare and pay a dividend from the bank’s undivided profits in an amount they consider appropriate. The board must provide for the payment of all expenses, losses, required reserves, taxes and interest accrued or due from the bank before the declaration of dividends from undivided profits. If dividends declared and paid in either of the two immediately preceding years exceeded net income for either of those two years respectively, F&M Bank may not declare or pay any dividend in the current year that exceeds year-to-date net income except with the written consent of the Wisconsin Department of Financial Institutions—Division of Banking pursuant to Section 221.0328(1) of the Wisconsin statutes.

F&M Bank’s dividends may not in any way impair or diminish the capital of the bank other than by reducing undivided profits. Pursuant to Section 221.0328(2) of the Wisconsin statutes, a dividend is paid that does not comply with this section, every shareholder receiving the dividend is liable to restore the full amount of the dividend unless the capital is subsequently made good.

Federal regulators have authority to prohibit a bank from engaging in any action deemed by them to constitute an unsafe or unsound practice, including the payment of dividends. Federal law generally prohibits F&M Bank from paying a dividend to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice. Under these circumstances, federal or state banking authorities have the authority to issue orders that could restrict the ability of a bank to pay sufficient dividends to its holding company in order to allow the company to pay dividends on its equity securities or service company debt. Bank holding companies may be similarly restricted by the Federal Reserve from paying dividends under certain circumstances. F&M is currently not limited in its ability to pay dividends on its common stock.

Wisconsin business corporations such as F&M are also prohibited by Wisconsin law from paying dividends while they are insolvent or if the payment of dividends would render them unable to pay debts as they come due in the usual course of business.

Even if F&M may legally declare dividends, the amount and timing of such dividends will be at the discretion of the board of directors. The board may in its sole discretion decide not to declare dividends.

Trading Market

No established public trading market exists for F&M’s common stock. The stock is, and is expected to remain, infrequently traded, and the market for the common stock is and will continue to be limited. F&M may be able to purchase its own shares and thereby help maintain a market for outstanding shares of its common stock, although this ability is limited.

In some circumstances, a bank holding company may not purchase its own shares without giving prior notice to the Federal Reserve. Specifically, if F&M desires to purchase its own stock, and the gross consideration paid by F&M, when aggregated with the net consideration paid by F&M for all such purchases in the past twelve months, is equal to 10% or more of F&M’s consolidated net worth, it may be required in some instances to obtain approval for so doing from the Federal Reserve. Otherwise, F&M is restricted by sound business judgment, its prior commitments, and the consolidated financial condition of F&M and its subsidiaries. In no event may a Wisconsin corporation purchase its own shares when the corporation is insolvent or when such a purchase would make it insolvent. Although F&M may generally, at the board’s discretion, purchase shares of its common stock, it is not obligated to do so. F&M is currently not specifically limited in its ability to redeem shares of its common stock.

Indemnification Provisions

As set forth in the Wisconsin Statutes, and subject to certain limitations, the bylaws of F&M and F&M Bank require each organization to indemnify a director or officer from all reasonable expenses and liabilities asserted against, incurred by, or imposed on that person in any proceeding to which he or she is made or threatened to be made a party by reason of being or having been an officer or director. The right to indemnification includes, in some circumstances, the right to receive reimbursement of costs and expenses in such a proceeding as they are incurred.

F&M and F&M Bank have purchased insurance against liabilities asserted against their respective directors, officers, employees, or agents.

Employee Benefits

F&M Bank provides the following employee benefits:

F&M Bancorp 401(k) Retirement Plan. All employees of F&M Bank who are 21 years of age are permitted to participate in the 401(k) Plan (the “Plan”). Under the Plan, participants are permitted to reduce compensation by a specific dollar amount and have that amount contributed to the Plan on a pre-tax basis as a salary deferral. In addition, the bank can make additional contributions to the Plan on the employee’s behalf. The total deferrals by employees in any taxable year may not exceed a dollar limit set by law. The limit for 2019 is $19,000. The bank’s matching contribution is equal to 100% of the first 4.00% of an employee’s deferral. In 2018, F&M Bank’s total matching contribution to the Plan was $53,499, and in 2017 it was $47,312. For 2018 and 2017, the bank made no discretionary profit-sharing contribution to the Plan.

Bonus Plan. Bonuses are based on profitability of the Bank and personal objectives achievement by the participant. The amount of bonuses for a given year is determined at year end.

Health Insurance. F&M Bank pays between 70% and 75% of premium, based on the coverage chosen.

Dental Insurance. F&M Bank pays 50% of the premium.

Life Insurance. F&M Bank pays 100% of the premium.

Long-Term Disability Plan. F&M Bank pays 100% of the premium.

Employee Assistance Program. The Employee Assistance Program is sponsored by F&M Bank. The Employee Assistance Program provides employees and their immediate family members confidential assistance in resolving financial, marital, alcohol/drug abuse, legal, job-related family, stress or emotional difficulties.

Transactions with Related Parties

F&M Bank has had in the ordinary course of business banking transactions such as personal and business loans with its directors, officers, and/or the owners of more than ten percent of F&M stock. Such loans are now and will continue to be made on the same terms, including collateral and interest rate, as those prevailing at the same time for comparable transactions with others of similar credit standing and do not and will not in the future involve more than normal risks of collectability or present other unfavorable features.

As required under current applicable law, the maximum aggregate direct and indirect extensions of credit by F&M Bank to any executive officer or 10% shareholder, and to his or her respective related interest, do not exceed fifteen percent (15%) of F&M Bank’s capital.

Supervision and Regulation

The regulatory environment in which F&M and F&M Bank operate, and the laws to which they are subject, are generally the same as those of Citizens and CCF Bank, with the exception of the obligations of Citizens as a publicly traded company.

F&M MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

F&M, incorporated in Wisconsin in 1984, is a one-bank holding company organized for the purpose of holding 100% of the outstanding stock of its wholly own subsidiary F&M Bank. F&M Bank was formed with the express purpose of providing financial services to clients in the markets it serves.

F&M Bank is a general business community bank offering a wide range of services to small and medium size businesses, their owners and employees. Services include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, remote merchant deposit capture, internet banking, direct deposits, credit cards, debit cards and a full range of business loans. F&M’s primary market area services customers in Monroe County, LaCrosse County, Juneau County and Vernon County.

Management’s discussion and analysis is presented to assist the reader in understanding and evaluating the financial condition and results of operations of F&M. The analysis focuses on the consolidated financial statements, footnotes, and other financial data presented. The discussion highlights material changes from prior reporting periods and any identifiable trends which may affect F&M. Amounts have been rounded for presentation purposes. This discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements of F&M beginning on page F-1.

Critical Accounting Policies

General

F&M’s financial statements are prepared in accordance with GAAP. The financial information contained within the financial statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. F&M uses historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that are used. The fair value of the investment portfolio is based on period end valuations but changes daily with the market. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of these transactions would be the same, the timing of events that would impact these transactions could change.

Securities Impairment

F&M monitors the investment portfolio for impairment on an individual security basis and has a process in place to identify securities that could have a potential impairment that is other than temporary. This process involves analyzing the length of time and the extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition of the issuer and F&M’s intent and ability to hold the investment for a period of time sufficient to recover the temporary impairment. A decline in value due to a credit event that is considered other than temporary is recorded as a loss in non-interest income. The Company had one security which was deemed to have a decline in fair value which was other than a temporary decline in 2018.

Results of Operations—Comparison of Results between the Year Ended December 31, 2018 and the Year Ended December 31, 2017

Net income for the year ended December 31, 2018 was $1,394,000 or $6.44 per share, compared to $937,000 or $4.33 per share for the same period in 2017, an increase of 49%. Noninterest income increased by $103,000, while noninterest expense increased by $332,000 between the year ended December 31, 2018 and the year ended December 31, 2017.

The following is a summary of net income, on a consolidated basis, for the years ended December 31, 2018 and 2017 (in thousands):

	2018	2017
Net Income from Bank Operations	$1,583	$1,007
Expenses from Parent Company Activities	(189)	(70)
Net Income	$1,394	$937

As shown in Table I on page 125, the net interest income for the year ended December 31, 2018 increased $483,000 or 8.2% compared to the same period in 2017. The yield on earning assets for the year ended December 31, 2018 increased 0.40% from the 2017 period, while the cost of funds increased 0.10% compared to the same period in 2017, and as a result of these changes the net interest margin showed an increase of 0.33%. The increase in the yield on earning assets resulted from higher market rates for loans which is consistent with higher national rates.

The Interest Sensitivity Analysis contained in Table II on page 126 indicates that F&M is in an asset sensitive position in the one year time horizon. This would indicate that in a rising rate environment, net interest income and net interest margin would increase as a result of assets repricing faster than liabilities. As the notes to the table indicate, the data was based in part on assumptions as to when certain assets or liabilities would mature or reprice. Approximately 41% of rate sensitive assets and 27% of rate sensitive liabilities are subject to repricing within one year. The transaction accounts of the company are deemed to be stable with predominately long term relationships and low levels of rate sensitivity. This assumption is a driver of the company’s view of its rate sensitivity. Changes in this assumption will have material impacts on the rate sensitivity analysis of the company.

Noninterest income increased $103,000 for the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase was due to the recognition of gains from the sale of securities and foreclosed assets which increased $166,000 for the year ended December 31, 2018, and was partially offset by a decrease in service charges and fees in 2018 of $35,000 compared to 2017.

Noninterest expense increased $332,000 for the year ended December 31, 2018 as compared to 2017. Significant changes included an increase in employee related expenses of $266,000, and an increase of $73,000 in Printing and Office supplies.

Financial Condition

Federal Funds Sold

F&M’s subsidiary bank invests a portion of its excess liquidity in Federal Funds Sold. Such deposits offer daily liquidity and pay market rates of interest that at December 31, 2018 were benchmarked at 2.25% to 2.50% by the Federal Reserve. Actual rates received vary slightly based upon money supply and demand among banks. Balances in Federal Funds Sold at December 31, 2018 increased since year end due to reductions in the loan portfolio.

Securities

Available for sale securities are carried at fair value with unrealized gains and losses excluded from earnings and reported separately in other comprehensive income (loss). F&M Bank currently has no securities designated as trading or held-to-maturity. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. They are included in non-interest income or expense and when applicable are reported as a reclassification adjustment in other comprehensive income (loss).

As of December 31, 2018, the cost exceeded the market value of securities available for sale by $335,000. As of December 31, 2017, the market value exceeded the cost of securities available for sale by $202,000. The portfolio is made up of primarily municipal securities with an average portfolio life of less than 5 years. This short average life results in less portfolio volatility and is intended to position F&M Bank to reposition assets in response to a rising interest rate environment. Market rates did increase substantially in 2018 which caused the decline in market value relative to the cost.

Loan Portfolio

The loan portfolio of $127.9 million decreased $8.5 million at December 31, 2018 compared to December 31, 2017.

Commercial real estate loans decreased $8.5 million to $64.0 million, commercial loans increased $4.5 million, loans secured by multi-family real estate decreased $7.4 million, and construction and land development loans increased $3.7 million and all other increased by $1.3 million. The overall decrease in the loan portfolio was attributable to increased competition.

Nonperforming loans include nonaccrual loans, loans 90 days or more past due and restructured loans. Nonaccrual loans are loans on which interest accruals have been suspended or discontinued. Nonperforming loans totaled $0.4 million at December 31, 2018 compared to $0.6 million at December 31, 2017. These amounts are considered steady and the small changes are considered immaterial.

As of December 31, 2018, F&M held no real estate which was acquired through foreclosure. This is a decrease of $443,000 compared to December 31, 2017.

The following is a summary of information pertaining to risk elements and nonperforming loans (in thousands):

	2018	2017
Nonaccrual Loans
Secured by 1-4 Family	$335	$431
Commercial Loans	109	190

Total Nonperforming Loans	$444	$621
Restructured Loans Current and Performing
Non-Farm Non Residential	$366	$389
Residential Real Estate	—	115
Commercial	445	448

Total Restructured Loans Current and Performing	$811	$952
Nonperforming Loans as a percentage of total loans	0.34%	0.45%
Allowance for loan and lease losses to nonperforming loans	637.61%	444.77%

Allowance for Loan Losses

The allowance for loan losses, which we refer to in this section as the allowance, is an estimate of loan losses inherent in F&M’s loan portfolio. The allowance is established through a provision for loan losses which is charged to income as an expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after loan losses and loan growth. Loan losses are charged off against the allowance when F&M determines the loan balance to be uncollectible. Cash received on previously charged off amounts is recorded as a recovery to the allowance. The allowance consists of 2 primary components, general reserves and specific reserves related to impaired loans.

The general component covers non-impaired loans and is based on historical losses adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on a weighted average of the actual loss history experienced by F&M over the most recent 3 years. F&M places equal emphasis on all of the quarters in the loss history period. This actual loss experience is adjusted for economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. These factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment.

The loan is considered impaired when, based on current information and events, it is probable that F&M will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is generally measured on a loan by loan basis by either the present value of the expected future cash flows discounted at the loans’ effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Under certain circumstances, F&M has provided borrowers relief through loan restructuring. A restructuring of debt constitutes a trouble debt restructuring, which we refer to in this section as a TDR, if F&M for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that it would not otherwise consider. Restructured loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans that are reported as TDRs are considered impaired and measured for impairment as described above. TDR concessions can include reduction of interest rates, extension of maturity dates, forgiveness of principal or interest due, or acceptance of other assets in full or partial satisfaction of the debt. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Nonaccrual restructured loans are included and treated with other nonaccrual loans.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, F&M does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

F&M maintains a separate general valuation allowance for each portfolio segment. These portfolio segments include construction and land development, residential 1-4 family real estate, multi-family real estate, nonfarm nonresidential real estate, agricultural, commercial loans, consumer and other, and SBA guarantee purchase loans.

The allowance for loan losses of $2.8 million at December 31, 2018 is equal to 2.17% of total loans. This compares to an allowance of $2.8 million, or 1.98% of total loans, at December 31, 2017. Based on the evaluation of the loan portfolio described above, management has not provided funding for the allowance for the year ended December 31, 2018 and the year ended December 31, 2017. Net recoveries for the year ended December 31, 2018 were $69,000.

Deposits

F&M’s main source of funding is comprised of deposits received from individuals, governmental entities and businesses located within F&M’s service area. Deposit accounts include demand deposits, savings, money market and certificates of deposit. Total deposits have increased $1.3 million since December 31, 2017. Time deposits decreased $0.9 million during this period while demand deposits and savings deposits increased

$2.2 million. The increase in demand deposits and savings deposits is a result of new account growth during the year, resulting from increased sales efforts related to personal and commercial accounts. As of December 31, 2018 and 2017 F&M had the following brokered deposits (in thousands):

	2018	2017
Brokered Certificates of Deposit	$13,335	$16,358
Reciprocal Deposits classified as brokered	—	9,803

Total Brokered Deposits	$13,335	$26,161

Reciprocal Deposits not classified as brokered	$16,830	$—

Indebtedness

F&M has an outstanding note with a third-party bank in the amount of $2.0 million. The note bears interest on the unpaid principal at a fixed rate of 3.5%. The note matures on November 8, 2019. The note had an outstanding balance of $2.0 million at December 31, 2018 and 2017, respectively.

For additional details relative to F&M debt, see the Audited Consolidated Financial Statements of F&M—Notes to Consolidated Financial Statements-December 31, 2018 beginning on page F-9.

Capital

F&M seeks to maintain a strong capital base to support current operations and grow at a manageable level.

As of December 31, 2018, F&M Bank had total risk based capital and Tier I common equity ratios were 17.30% and 12.07%, respectively, as compared to December 31, 2017 ratios of 15.13% and 10.91%, respectively. For F&M Bank these ratios are in excess of required regulatory minimums to be considered “well capitalized.”

Liquidity

Liquidity is the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, investments and loans maturing within one year. F&M’s ability to obtain deposits and purchase funds at favorable rates determines its liquidity exposure. As a result of F&M’s management of liquid assets and the ability to generate liquidity through liability funding, management believes that F&M maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet its customers’ credit needs.

Additional sources of liquidity available to F&M include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds. To further meet its liquidity needs, F&M’s subsidiary bank also maintains a line of credit with its primary correspondent financial institution. F&M Bank also has lines of credit with the Federal Home Loan Bank of Chicago that allow for secured borrowings.

Interest Rate Sensitivity

In conjunction with maintaining a satisfactory level of liquidity, management must also control the degree of interest rate risk assumed on the balance sheet. Managing this risk involves regular monitoring of interest sensitive assets relative to interest sensitive liabilities over specific time intervals. F&M monitors its interest rate sensitivity periodically and makes adjustments as needed. There are no off balance sheet items that will impair future liquidity.

As of December 31, 2018, F&M had a cumulative Gap Rate Sensitivity Ratio of 19.79% for the one year repricing period. This generally indicates that earnings would increase in an increasing interest rate environment as assets reprice more quickly than liabilities. However, the placement of NOW accounts, Money Market accounts, Savings accounts (Transaction accounts) on the repricing schedule is a key assumption on the interest rate risk position of the company.    The GAP report used by the company spreads the rate sensitivity of these transaction accounts through time based on the decay rate assumptions for those products. Management’s assessment of the rate sensitivity of these transaction accounts is that they are more rate sensitive than is disclosed on the GAP report and the earnings would decrease in an increasing interest rate environment as liabilities reprice more quickly than assets. Items such as balance sheet leverage, funding needs and competitive factors within the market could dictate the need to raise deposit rates more quickly. Management constantly monitors F&M’s interest rate risk and has decided the current position is acceptable for its current capital position.

A summary of asset and liability repricing opportunities is shown in Table II, on page 126.

Effect of Newly Issued Accounting Standards

In June 2016, the FASB approved ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of the ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in the ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU is effective for the Bank for the fiscal year beginning after December 15, 2021, and interim periods within that fiscal year. Early adoption is permitted for the fiscal year beginning after December 15, 2018, including interim periods within this fiscal year. The Company is currently evaluating the impact of ASU 2016-13 on the consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which does not apply to financial instruments. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The amendments can be applied retrospectively to each prior reporting period or retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. Early application is not permitted. The Company does not expect the impact of ASU 2014-09 to have a material impact on its consolidated financial statements when implemented in 2019.

In January 2016, FASB issued ASU No. 2016-01, Financial Instruments: Recognition and Measurement of Financial Assets and Financial Liabilities, to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This amendment supersedes the guidance to classify equity securities with readily determinable fair values into different categories, requires equity securities to be measured at fair value with changes in the fair value recognized through net income, and simplifies the impairment assessment of equity investments without readily determinable fair values. The amendment requires public business entities that are required to disclose the fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion. The amendment requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option. The amendment requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes to the financial statements. The amendment reduces diversity in current practice by clarifying that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available for sale securities in combination with the entity’s other deferred tax assets. This amendment is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Entities should apply the amendment by means of a cumulative-effect adjustment as of the beginning of the fiscal year of adoption, with the exception of the amendment related to equity securities without readily determinable fair values, which should be applied prospectively to equity investments that exist as of the date of adoption. The Company is currently evaluating the effects this ASU has on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which requires companies to reclassify the stranded effects in other comprehensive income to retained earnings as a result of the change in the tax rates under the Tax Cuts and Jobs Act, Public Law 115-97 (the “2017 Tax Act”). The amendment is effective for fiscal years beginning after December 15, 2018, with early adoption permitted, including adoption in an interim period. The Company early adopted this amendment as of January 1, 2018 and included the impact of the reclassification from other comprehensive income to retained earnings in the consolidated statements of shareholders’ equity. The Company has evaluated the impact of this ASU on its consolidated financial statements and it did not have a material impact.

TABLE I

F. & M. Bancorp. of Tomah, Inc. and Subsidiaries Net Interest Margin Analysis

(Dollar Amounts in Thousands) (Unaudited)

	December 31, 2018			December 31, 2017
	Average Balance	Income/ Expense	Average Rates	Average Balance	Income/ Expense	Average Rates
Assets
Securities	$42,126	$970	2.30%	$47,288	$1,079	2.28%
Loans (1)	129,103	6,651	5.15%	138,455	6,081	4.39%
Interest Bearing Deposits	16,181	241	1.49%	6,088	127	2.09%

Total Interest Earning Assets	$187,410	$7,862	4.20%	$191,831	$7,287	3.80%
Allowance for Loan Losses	(2,830)			(2,800)
Cash & Cash Equivalents	1,009			748
Restricted Stock	947			1,125
Premises and Equipment	1,943			2,202
Deferred Tax asset Net	1,012			1,200
Other Assets	5,657			4,950
Total Assets	$195,148			$199,256

Liabilities
NOW & MMDA	77,159	415	0.54%	82,330	304	0.37%
Time Deposits	49,154	554	1.13%	42,979	474	1.10%

Total Interest-bearing Deposits	$126,313	$969	0.77%	$125,309	$778	0.62%
Repurchase Agreements	2	1	2.59%	1,090	48	4.40%
Other Barrowings	2,000	70	3.50%	2,144	72	3.36%
Federal Home Loan Bank Advances	18,500	422	2.28%	23,000	471	2.05%

Total Interest Bearing Liabilities	$146,815	$1,462	1.00%	$151,543	$1,369	0.90%
Non-Interest Bearing Deposits	26,389			27,258
Other Liabilities	650			569

Total Liabilities	173,854			179,370
Shareholder’s Equity	21,294			19,886

Total Liabilities & Equity	$195,148			$199,256

Net Interest Income		$6,400			$5,918
Interest Rate Spread (2)			3.20%			2.90%
Net Interest Margin			3.41%			3.09%
Ratio of Interest-earning assets to interest-bearing liabilities		127.65%			126.59%

(1)	Includes loan fee income, non-accruing loan balances and interest received on such loans.
(2)	Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

TABLE II

F. & M. Bancorp. of Tomah, Inc. and Subsidiaries Interest Sensitivity Analysis

December 31, 2018

(In Thousands of Dollars) (Unaudited)

	Immed	0-3 Months	4-12 Months	1-4 Years	Over 4 Years	Total
Use of Funds
Interest Bearing Due from Financial Institutions	$3,759	$—	$—	$—	$—	$3,759
Federal Funds Sold	12,595	—	—	—	—	12,595
Interest Bearing Time Deposits in Other Financial Institutions	—	—	496	992	—	1,488
U.S. Government and Federal Agency	—	795	578	1,898	2,879	6,150
Agency Collateralized Mortgage Obligations (CMO)		322	833	1,744	1,194	4,093
Agency Mortgage-Backed Securities	—	234	607	1,271	786	2,898
Municipal Bonds	—	1,711	2,555	11,002	11,059	26,327
Swaps	2,985	—	—	—	(2,985)	—
Corporate Bonds	—	452	—	—	—	452
Trust Preferred Securities	940	—	—	—	—	940
Construction and Land Development	1,505	309	1,126	1,884	1,945	6,769
Secured by 1-4 Family	2,427	1,461	3,135	10,213	3,139	20,375
Secured by Multi Family	829	579	1,243	4,049	1,245	7,945
Secured by Nonfarm Nonresidential	6,679	4,664	10,012	32,617	10,025	63,997
Agriculture	680	504	223	678	10	2,095
Commercial Loans	5,265	1,059	3,860	6,458	6,553	23,195
Consumer and Other	—	69	172	190	—	431
SBA Guarantee Loans	1,322	272	989	1,655	1,707	5,945
Non-Accrual Loans	444	—	—	—	—	444
Equity Securities	947	—	—	—	—	947

Total RS Assets	$40,377	$12,431	$25,829	$74,651	$37,557	$190,845
Sources of Funds
Interest Bearing Demand Deposits	—	3,951	11,853	36,714	23,835	$76,353
Savings Deposits	—	760	2,280	9,114	3,872	16,026
Certificates of Deposit Less than or equal to $250,000	—	3,004	4,699	9,502	234	17,439
Certificates of Deposit Greater than $250,000	—	3,136	4,906	9,920	243	18,205
Other Borrowed Funds	—	1,000	4,000	13,500	—	18,500
Swaps	(4,000)	—	4,000	—	—	—

Total RS Liabilities	$(4,000)	$11,851	$31,738	$78,750	$28,184	$146,523
Periodic Gap	$44,377	$580	$(5,909)	$(4,099)	$9,373	$44,322
Cumulative Gap	$44,377	$44,957	$39,048	$34,949	$44,322	$—
Ratio of Cumulative Gap to Total Assets	22.49%	22.79%	19.79%	17.71%	22.46%

SECURITY OWNERSHIP OF F&M DIRECTORS, EXECUTIVE OFFICERS

AND CERTAIN BENEFICIAL OWNERS

The following table shows as of [●], 2019, the shares of F&M common stock beneficially owned by F&M’s directors, executive officers and owners of more than 5% of the issued and outstanding shares of F&M common stock. Unless otherwise indicated, each director, executive officer or 5% shareholder has sole voting power (or shares such power with his or her spouse or child) with respect to the shares set forth in the following table. The source of information provided in the table is F&M’s shareholders records and inquiries to its directors and officers.

Directors, Executive Officers and 5% Shareholders	Amount and Nature of Beneficial Ownership of Common Stock (1)	Ownership as % of Common Stock Outstanding (2)
Marshall Bosworth	1,200	0.55%
Keith Laugen	1,840	0.85%
Robert Mubarak	2,675	1.24%
Vicki Nemitz	4,600	2.12%
Peter Reichardt (3)	5,900	2.68%
John Rose (4)	1,560	0.72%
Terry Winchel (5)	2,300	1.06%
All Directors and Executive Officers as a Group (7 person)	16,075	9.27%

5% Shareholders
Donald D Kortbein & Norita E Kortbein	12,600	5.82%
Timothy J Kress Family Trust U/A Dated 01/21/2008 (6)	19,360	8.94%
Timothy J Kress Marital Trust U/A Dated 01/21/2008 (6)	5,200	2.40%

Notes:

(1)

In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner for purposes of this table, of any shares of our common stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from [●], 2019. As used herein, “voting power” is the power to vote or direct the voting of shares, and “investment power” is the power to dispose or direct the disposition of shares. The nature of beneficial ownership for shares shown in this column, unless otherwise noted, represents sole voting and investment power.

(2)	Reflects 216,541 shares outstanding as of [●], 2019.
(3)	Includes 300 shares held in a 401(k) and stock options for 4,000 shares of F&M common stock. Mr. Reichardt is one of three 401(k) Trustees and has sole voting power.
(4)	Includes 792 shares held in an IRA. The custodian of the IRA has sole voting of these shares.
(5)	Includes 1,240 shares held in an IRA. The custodian of the IRA has sole voting of these shares.
(6)

All shares held in the Timothy J Kress Family Trust U/A Dated 01/21/2008 and the Timothy J Kress Marital Trust U/A Dated 01/21/2008 for which Trust Point, Inc. is the trustee and has voting and investment power. Trust Point, Inc. has the authority to grant voting power to a third party.

LEGAL MATTERS

Venable, LLP has given its opinion with respect to the validity of the shares of Citizens common stock to be issued in the merger. Certain matters will be passed upon for F&M by Godfrey & Kahn, S.C.

EXPERTS

The consolidated financial statements of Citizens for the transition period ended December 31, 2018 and the fiscal years ended September 30, 2018 and 2017 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 incorporated in this proxy statement/prospectus by reference to Citizens’ Transition Report on Form 10-KT for the transition period ended December 31, 2018, have been audited by Baker Tilly Virchow Krause, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of F&M and its subsidiaries as of and for the years ended December 31, 2018 and 2017 have been included herein in reliance upon the report of CliftonLarsonAllen LLP, independent auditor, and upon their authority as experts in accounting and auditing.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the F&M board knows no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

WHERE YOU CAN FIND MORE INFORMATION

Citizens is filing with the SEC this registration statement under the Securities Act of 1933, as amended, to register the issuance of the shares of Citizens common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Citizens in addition to being a proxy statement for F&M shareholders. The registration statement, including this proxy statement/prospectus and the attached annexes and exhibits, contains additional relevant information about Citizens, including information about Citizens’ common stock.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as Citizens, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports, proxy statements and other information filed by Citizens with the SEC are also available at Citizens’ website at www.ccf.us under the tab “Investor Relations,” and then under the heading “Learn more about Citizens Community Bancorp Inc.” The web addresses of the SEC and Citizens are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

The SEC allows Citizens to “incorporate by reference” the information filed by Citizens with the SEC, which means that Citizens can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by Citizens:

•	Transition Report on Form 10-K for the transition period ended December 31, 2018, filed with the SEC on March 8, 2019 (File No. 001-33003);

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2019 (File No. 001-33003); and

•	Current Reports on Form 8-K or 8-K/A filed with the SEC on January 3, 2019 and January 22, 2019 (File Nos. 001-33003).

In addition, Citizens is incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the special meeting of the F&M shareholders, provided, however, that Citizens is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein. Nothing in this prospectus shall be deemed to incorporate information furnished to but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K (or corresponding information furnished under Item 9.01 or included as an exhibit).

Documents incorporated by reference are available from Citizens without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Citizens at the following address and phone number:

Citizens Community Bancorp, Inc.

2174 EastRidge Center

Eau Claire, WI 54701

(715) 836-9994

If you would like to request documents, please do so by [●], 2019, in order to receive them before F&M’s special meeting. See “Where You Can Find More Information” beginning on page i for more details on how you can contact Citizens and F&M.

Neither Citizens nor F&M has authorized anyone to give any information or make any representation about the merger or the respective companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

All information regarding Citizens in this proxy statement/prospectus has been provided by Citizens, and all information in this proxy statement/prospectus regarding F&M has been provided by F&M.

F&M CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

INDEPENDENT AUDITORS’ REPORT

Board of Directors

F. & M. Bancorp of Tomah, Inc. and Subsidiary

Tomah, Wisconsin

We have audited the accompanying consolidated financial statements of F. & M. Bancorp of Tomah, Inc. and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Board of Directors

F. & M. Bancorp of Tomah, Inc. and Subsidiary

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of F. & M. Bancorp of Tomah, Inc. and Subsidiary as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CliftonLarsonAllen LLP

Minneapolis, Minnesota

March 13, 2019

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS
Cash and Due from Financial Institutions	$4,721,770	$4,674,658
Federal Funds Sold	12,595,000	2,156,000

Cash and Cash Equivalents	17,316,770	6,830,658
Interest-Bearing Deposits in Other Financial Institutions	1,487,919	1,487,893
Securities Available-for-Sale at Fair Value (Amortized Cost is $41,194,744 in 2018 and $45,350,414 in 2017)	40,860,030	45,552,749
Restricted Stock	946,999	1,124,499
Loans, Net of Allowance for Loan Losses ($2,831,035 in 2018 and $2,762,261 in 2017)	127,920,918	136,403,863
Foreclosed Assets	—	442,709
Premises and Equipment, Net	1,904,620	2,183,566
Accrued Interest Receivable	690,981	761,887
Cash Value of Life Insurance	4,664,505	4,500,636
Deferred Tax Asset, Net	1,004,219	984,392
Other Assets	499,465	428,492

Total Assets	$197,296,426	$200,701,344

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits:
Noninterest-Bearing	$26,378,313	$26,411,161
Interest-Bearing	128,023,190	126,659,985

Total Deposits	154,401,503	153,071,146
Repurchase Agreements	2,567	1,089,912
Other Borrowings	2,000,000	2,000,000
Federal Home Loan Bank Advances	18,500,000	23,000,000
Accrued Interest Payable	164,983	138,812
Other Liabilities	787,860	680,159

Total Liabilities	175,856,913	179,980,029

STOCKHOLDERS’ EQUITY
Common Stock, $.25 Par Value, 400,000 Shares Authorized; 380,182 Issued in 2018 and in 2017	95,046	95,046
Treasury Stock, at Cost: 163,636 Shares in 2018 and in 2017	(7,411,862)	(7,411,862)
Additional Paid-In Capital	2,557,676	2,557,676
Retained Earnings	26,445,709	25,408,962
Accumulated Other Comprehensive Income (Loss)	(247,056)	71,493

Total Stockholders’ Equity	21,439,513	20,721,315

Total Liabilities and Stockholders’ Equity	$197,296,426	$200,701,344

See accompanying Notes to Consolidated Financial Statements.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
INTEREST AND DIVIDEND INCOME
Loans, Including Fees	$6,650,780	$6,081,352
Investment Securities	970,108	1,078,847
Federal Funds Sold and Other	241,219	127,258

Total Interest and Dividend Income	7,862,107	7,287,457
INTEREST EXPENSE
Deposits	968,633	778,338
Federal Funds Purchased and Repurchase Agreements	1,065	48,282
Federal Home Loan Advances and Other Borrowings	491,704	542,654

Total Interest Expense	1,461,402	1,369,274

NET INTEREST INCOME	6,400,705	5,918,183
PROVISION FOR LOAN LOSSES	—	—

NET INTEREST INCOME
AFTER PROVISION FOR LOAN LOSSES	6,400,705	5,918,183
NONINTEREST INCOME
Service Charges and Fees	244,046	278,575
Net Gain on Sale of Available-For-Sale Securities	120,267	12,603
Net Gain (Loss) on Sale of Foreclosed Assets	50,415	(7,724)
Net Loss on Disposal of Premise and Equipment	(25,951)	(533)
Net Gain on Sale of Loans	37,787	52,088
Other	477,647	466,208

Total Noninterest Income	904,211	801,217
NONINTEREST EXPENSES
Compensation and Employee Benefits	3,098,872	2,832,452
Occupancy and Equipment	502,392	511,935
Printing and Office Supplies	657,219	583,944
Advertising	217,591	212,792
Other	1,115,162	1,117,846

Total Noninterest Expenses	5,591,236	5,258,969

INCOME BEFORE INCOME TAXES	1,713,680	1,460,431
INCOME TAX EXPENSE	319,573	523,288

NET INCOME	$1,394,107	$937,143

See accompanying Notes to Consolidated Financial Statements.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
NET INCOME	$1,394,107	$937,143
Other Comprehensive Income (Loss):
Unrealized Gains (Loss) on Available-for-Sale Securities	(215,039)	184,679
Reclassification Adjustment for Gain Realized in Income	(120,267)	(12,603)
Change in Fair Value of Derivative Instruments Designated as Cash Flow Hedges	45,621	66,861
Income Tax Benefit	(28,864)	(3,025)

Total Other Comprehensive Income (Loss)	(318,549)	235,912

TOTAL COMPREHENSIVE INCOME	$1,075,558	$1,173,055

See accompanying Notes to Consolidated Financial Statements.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2018 AND 2017

					Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

	Common Stock		Treasury Stock
	Shares	Par Value	Shares	Par Value
BALANCE—DECEMBER 31, 2016	380,127	$95,032	163,561	$(7,405,337)	$2,552,905	$24,790,226	$(164,419)	$19,868,407
Net Income	—	—	—	—	—	937,143	—	937,143
Dividends Paid	—	—	—	—	—	(318,407)	—	(318,407)
Other Comprehensive Income	—	—	—	—	—	—	235,912	235,912
Stock Issued	55	14	—	—	4,771	—	—	4,785
Stock Repurchased	—	—	75	(6,525)	—	—	—	(6,525)

BALANCE—DECEMBER 31, 2017	380,182	95,046	163,636	(7,411,862)	2,557,676	25,408,962	71,493	20,721,315
Net Income	—	—	—	—	—	1,394,107	—	1,394,107
Dividends Paid	—	—	—	—	—	(357,360)	—	(357,360)
Other Comprehensive Loss	—	—	—	—	—	—	(318,549)	(318,549)
Stock Issued	—	—	—	—	—	—	—	—
Stock Repurchased	—	—	—	—	—	—	—	—

BALANCE—DECEMBER 31, 2018	380,182	$95,046	163,636	$(7,411,862)	$2,557,676	$26,445,709	$(247,056)	$21,439,513

See accompanying Notes to Consolidated Financial Statements.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$1,394,107	$937,143
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Net Realized (Gain) Loss on Sales of Foreclosed Assets	(50,415)	7,724
Depreciation and Amortization	289,638	289,113
Net Amortization of Securities	295,668	286,322
Net Realized Gain on Sales of Available-for-Sale Securities	(120,267)	(12,603)
Net Loss on Sales of Premises and Equipment	25,951	533
Change in Cash Value of Life Insurance	(163,869)	(201,555)
Net Change in:
Accrued Interest Receivable	70,906	54,434
Accrued Interest Payable	26,171	59,760
Other Assets	25,984	7,741
Deferred and Accrued Income Taxes	47,755	211,533
Other Liabilities	107,701	(122,416)

Net Cash Provided by Operating Activities	1,949,330	1,517,729
CASH FLOWS FROM INVESTING ACTIVITIES
Sale of Restricted Stock	177,500	437,160
Net Change in Interest-Bearing Deposits in Other Financial Institutions	(26)	(25)
Proceeds from Maturities and Calls of Securities Available-for-Sale	5,333,994	5,071,878
Proceeds from Sales of Securities Available-for-Sale	2,031,493	3,334,876
Purchase of Securities Available-for-Sale	(3,331,257)	(2,138,261)
Net Decrease (Increase) in Loans	8,433,121	(8,658,018)
Purchases of Premises and Equipment	(36,643)	(152,377)
Proceeds from Sale of Premise and Equipment	—	891
Proceeds from Sales of Foreclosed Assets	542,948	50,332

Net Cash Provided (Used) by Investing Activities	13,151,130	(2,053,544)
CASH FLOWS FROM FINANCING ACTIVITIES
Net Increase in Deposits	1,330,357	12,923,952
Federal Home Loan Bank Payments	(4,500,000)	(2,000,000)
Net Change in Repurchase Agreements	(1,087,345)	(10,154,574)
Common Stock Issued	—	4,785
Dividends Paid	(357,360)	(318,407)
Purchase of Treasury Stock	—	(6,525)

Net Cash Provided (Used) by Financing Activities	(4,614,348)	449,231

NET CHANGE IN CASH AND CASH EQUIVALENTS	10,486,112	(86,584)
Cash and Cash Equivalents at Beginning of Year	6,830,658	6,917,242

CASH AND CASH EQUIVALENTS AT END OF YEAR	$17,316,770	$6,830,658

SUPPLEMENTAL DISCLOSURE OF CASH AND NONCASH FLOW INFORMATION
Interest Paid on Deposits and Borrowed Funds	$1,435,231	$1,309,514

Income Taxes Paid	$365,553	$227,386

Transfers of Loans to Foreclosed Assets	$49,824	$328,519

See accompanying Notes to Consolidated Financial Statements.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

F. & M. Bancorp of Tomah, Inc. and Subsidiary (the Company) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary Farmers & Merchants Bank (the Bank). The Bank provides a variety of financial services to individuals and businesses including the origination of commercial, mortgage, and consumer loans and receipt of deposits from customers located primarily in Tomah, Wisconsin and the surrounding areas.

The Bank operates under a state charter and provides full banking services. As a state bank, the Bank is subject to regulation by the State, the Federal Reserve Bank, and the Federal Deposit Insurance Company. The Holding Company is subject to regulation by the Federal Reserve Bank.

Principles of Consolidation

The consolidated financial statements include the amounts of F. & M. Bancorp of Tomah, Inc. and its wholly-owned subsidiary, Farmers & Merchants Bank. The Bank is the sole shareholder of F. & M. Investment Corporation of Tomah and sole member of Bobs Holding LLC. The sole purpose of F. & M. Investment Corporation LLC is to hold investment securities. The sole purpose of Bobs Holding LLC is holding real estate and personal property for sale which is obtained through repossession. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term include the valuation of available-for-sale securities, determination of the allowance for loan losses, and deferred tax assets.

Concentrations of Credit Risk

Most of the Company’s activities are with customers located within the Tomah, Wisconsin area. Note 3 discusses the types of securities that the Company invests in. Note 4 discusses the types of lending that the Company engages in.

Cash and Cash Equivalents

For purposes of the consolidated balance sheets and consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold, and securities purchased under agreements to resell, all of which have an original maturity within 90 days. Cash flows from loans and deposits are reported net.

Interest-Bearing Deposits in Banks

Interest-bearing deposits in banks are carried at cost and have maturities less than 3 years.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities

Debt securities are classified as available-for-sale and are carried at fair value with unrealized gains and losses reported in other comprehensive income (loss). Realized gains and losses on securities available-for-sale are included in noninterest income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income (loss). Gains and losses on sales of securities are determined using the specific identification method on the trade date. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The Company monitors the investment security portfolio for impairment on an individual security basis and has a process in place to identify securities that could potentially have a credit impairment that is other than temporary. This process involves analyzing the length of time and the extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition and near-term prospects of the issuer, expected cash flows, and the Company’s intent and ability to hold the investment for a period of time sufficient to recover the temporary loss. The ability to hold is determined whether it is more likely than not that the Company will be required to sell the security before its anticipated recovery. A decline in value due to a credit event that is considered other than temporary is recorded as a loss in noninterest income. The Company did have one security which was deemed to have a decline in fair value which was other than a temporary decline in 2018.

Restricted Stock, at Cost

The Bank is a member of the Federal Home Loan Bank of Chicago (FHLB) and the Bankers’ Bank system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. Restricted stock is carried at cost and periodically evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery at par value. Both cash and stock dividends are reported as income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, and the allowance for loan losses.

Interest income is accrued on the unpaid principal balance. The Company has determined the application of guidance in the nonrefundable fees and other costs standard regarding the deferral of loan origination fees and direct loan origination costs, does not have a material effect on its consolidated financial statements. As such, these fees and costs have been recognized during the period they are collected and incurred, respectively.

The accrual of interest is discontinued at the time the loan is 90 days past due unless the credit is well secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

qualifying for return to accrual. The cash-basis is used when a determination has been made that the principal and interest of the loan is collectible. If collectability of the principal and interest is in doubt, payments are applied to loan principal. The determination of ultimate collectability is supported by a current, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment, including consideration of the borrower’s sustained historical repayment performance and other relevant factors. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, the borrower has demonstrated a period of sustained performance, and future payments are reasonably assured. A sustained period of repayment performance generally would be a minimum of six months.

Allowance for Loan Losses

The allowance for loan losses (allowance) is an estimate of loan losses inherent in the Company’s loan portfolio. The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after loan losses and loan growth. Loan losses are charged off against the allowance when the Company determines the loan balance to be uncollectible. Cash received on previously charged off amounts is recorded as a recovery to the allowance.

The allowance consists of three primary components, general reserves, specific reserves related to impaired loans, and unallocated reserves. The general component covers nonimpaired loans and is based on historical losses adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent two years. This actual loss experience is adjusted for economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: change in lending policies and procedures; change in economic and industry conditions; change in the nature, volume, and terms of the portfolios; change in lending personnel; change in nature and volume of past due, nonaccrual, and/or classified loans; change in quality of loan review function; change in underlying collateral values; change in concentrations of credit; and change in legal and regulatory requirements. These factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans determined to be impaired are individually evaluated for impairment. When a loan is impaired, the Company measures impairment based on the present value of expected future cash flows discounted at the original contractual interest rate, except that as a practical expedient, it may measure impairment based on an observable market price, or the fair value of the collateral if collateral dependent. A loan is collateral dependent if the repayment is expected to be provided solely by the underlying collateral.

Allowance allocations other than general and specific are included in the unallocated portion. While allocations are made for loans based upon historical loss analysis, the unallocated portion is designed to cover the uncertainty of how current economic conditions and other uncertainties may impact the existing loan portfolio. Factors to consider include national and state economic conditions such as increases in unemployment and the real estate lending crisis. The unallocated reserve addresses inherent probable losses not included elsewhere in the allowance for loan losses. While calculating allocated reserve, the unallocated reserve supports uncertainties within the loan portfolio.

Under certain circumstances, the Company will provide borrowers relief through loan restructurings. A restructuring of debt constitutes a troubled debt restructuring (TDR) if the Company for economic or legal

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

reasons related to the borrower’s financial difficulties grants a concession to the borrower that it would not otherwise consider. Restructured loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans that are reported as TDRs are considered impaired and measured for impairment as described above in the calendar year of the restructuring. In subsequent years, a restructured loan may cease being classified as impaired if the loan was modified at a market rate and is performing according to the modified terms. TDR concessions can include reduction of interest rates, extension of maturity dates, forgiveness of principal or interest due, or acceptance of other assets in full or partial satisfaction of the debt. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Nonaccrual restructured loans are included and treated with other nonaccrual loans.

The Company assigns a risk rating to all loans and periodically performs detailed internal reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by the Company’s regulators. During the internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which the borrowers operate and the fair values of collateral securing the loans. These credit quality indicators are used to assign a risk rating to each individual loan.

The risk ratings can be grouped into six major categories, defined as follows:

Pass: A pass loan is a credit with no existing or known potential weaknesses deserving of management’s close attention.

Management Attention: Borrower has potential weaknesses resulting from performance trends or management concerns. The financial condition of the borrower has taken a negative turn and may be temporarily strained. Cash flow may be weak; cash reserves remain adequate to meet near-term debt service, but may not be adequate for long-term coverage. Collateral coverage may currently be adequate. Borrower’s management weakness is evident. Loans rated management attention are not considered watch listed, criticized, or classified assets.

Special Mention: A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company’s credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. Borrowers may be experiencing adverse operating trends or an ill-proportioned balance sheet. Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons for rating a credit exposure special mention include borrower’s management problems, pending litigation, an ineffective loan agreement or other material structural weakness, and any other significant deviation from prudent lending practices.

Substandard: Loans classified as substandard are not adequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. Well-defined weaknesses include a borrower’s lack of marketability, inadequate cash flow, or collateral support, failure to complete construction on time, or the failure to fulfill economic expectations. These loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss: Loans classified as loss are considered uncollectible and are charged off immediately.

The Company maintains a separate general valuation allowance for each portfolio segment. These portfolio segments include construction and land development, 1-4 family and multi-family residential real estate, nonfarm nonresidential real estate, agricultural, commercial loans, consumer and other, and SBA guaranteed purchased loans with risk characteristics described as follows:

Construction and Land Development: Construction and land development loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within a specified cost and time line. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

1-4 Family and Multi-Family Residential Real Estate: The degree of risk in residential mortgage lending depends primarily on the loan amount in relation to collateral value, the interest rate, and the borrower’s ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

Nonfarm Nonresidential Real Estate: The nonfarm nonresidential real estate portfolio is comprised of commercial real estate loans which generally possess a higher inherent risk of loss than other real estate portfolio segments, except construction and land development loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for the properties to produce sufficient cash flow to service debt obligations.

Agricultural: Loans to individuals secured by farmland or farm equipment generally possesses a higher risk compared to other portfolios as the repayment of the credit is dependent upon an existing farming operation. Trends in the agriculture industry have a significant impact on the credit quality of these loans as input and output costs factor heavily in the success of farming operations.

Commercial Loans: Commercial loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

Consumer and Other: The consumer and other loan portfolios are usually comprised of a large number of small loans. Most loans are made directly for consumer purchases and student loans. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

SBA Guaranteed Purchase: Commercial SBA loans generally possess a lower inherent risk of loss than other commercial and real estate portfolio segments because these loans are generally underwritten to existing cash

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

flows of operating businesses and are guaranteed by the Small Business Administration (SBA). The SBA guarantees that these loans will be repaid, thus eliminating some of the risk to the lending partners. Economic trends influenced by unemployment rates and other key economic indicators are closely related to the credit quality of these loans.

Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the board of directors reviews the adequacy of the allowance, including consideration of the relevant risks in the portfolio, current economic conditions, and other factors. If the board of directors and management determine changes are warranted based on those reviews, the allowance is adjusted. In addition, the Company’s primary regulator reviews the adequacy of the allowance. The regulatory agencies may require additions to the allowance based on their judgment about information available at the time of their examinations.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated selling cost at the date of foreclosure, establishing a new cost basis. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets held for sale are carried at the lower of the new cost basis or fair value less cost to sell. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available.

Impairment losses on assets to be held and used are measured at the amount by which the carrying amount of a property exceeds its fair value. Costs of significant asset improvements are capitalized, whereas costs relating to holding assets are expensed. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Premises and Equipment

Land is carried at cost. Other premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed on the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in noninterest income.

Impairment of Long-Lived Assets

The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

Transfers of Financial Assets and Participating Interests

Transfers of an entire financial asset or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The transfer of a participating interest in an entire financial asset must also meet the definition of a participating interest. A participating interest in a financial asset has all of the following characteristics: (1) from the date of transfer, it must represent a proportionate (pro rata) ownership interest in the financial asset, (2) from the date of transfer, all cash flows received, except any cash flows allocated as any compensation for servicing or other services performed, must be divided proportionately among participating interest holders in the amount equal to their share ownership, (3) the rights of each participating interest holder must have the same priority, (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to do so.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized, if lower.

Advertising Costs

Advertising costs are expensed as incurred.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

Under accounting principles generally accepted in the United States of America, a valuation allowance is required to be recognized if it is “more likely than not” that the deferred tax asset will not be realized. The

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

determination of the ability to realize the deferred tax assets is highly subjective and dependent upon judgment concerning management’s evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of the current and future economic and business conditions.

The Company follows the provision of accounting for uncertainty in income taxes. The Company can recognize in the consolidated financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the tax position taken will be sustained on audit based on the technical merit of the position. The Company has evaluated its tax position and determined that it has no uncertain tax positions at December 31, 2018 and 2017.

The Company files consolidated federal and state income tax returns and it is not subject to federal or state income tax examinations for taxable years prior to 2015.

Interest Rate Swap Agreements

Interest rate swap agreements are recognized as either assets or liabilities and are measured at fair value. The Company utilizes interest rate swap agreements to manage its interest rate risk on fixed rate municipal securities and variable rate debt. They are not used for speculative purposes. Terms of the instruments are structured with the intent of achieving a high degree of hedge effectiveness.

The changes in fair value of the interest rate swap agreements are recognized in earnings or in other comprehensive income, depending on the use of the swap and whether it qualifies for hedge accounting. A derivative that does not qualify, or is not designated, as a hedge will be reflected at fair value, with changes in value recognized in income.

The effective portion of the changes in fair values of derivatives that qualify as cash flow hedges are recorded in other comprehensive income. Amounts receivable or payable under the swap agreements are reclassified from other comprehensive income to net income as an adjustment to the expense of the related transaction. These amounts are included in the consolidated statements of income as interest expense.

Comprehensive income (loss) and its components are required to be presented for each year a statement of income is presented. The only components included in other comprehensive income (loss) for the Company are the net unrealized gain (loss) on available-for-sale securities and its interest rate swap agreements.

Comprehensive Income (Loss)

Recognized revenue, expenses, gains, and losses are included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the consolidated balance sheet and such items, along with net income, are components of comprehensive income (loss).

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The pre-tax amounts of gain (loss) on sale of available-for-sale securities and other-than-temporary impairment reclassified from accumulated other comprehensive income (loss) are included in noninterest income.

	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for- Sale Securities	Total
December 31, 2016	$(20,067)	$(144,352)	$(164,419)
Other comprehensive income	(55,639)	291,551	235,912

December 31, 2017	$(75,706)	$147,199	$71,493
Other comprehensive income	71,745	(390,294)	(318,549)

December 31, 2018	$(3,961)	$(243,095)	$(247,056)

Fair Value

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value under the fair value option; however, it may elect to measure newly acquired financial instruments at fair value in the future.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassification

Certain amounts in the 2017 consolidated financial statements have been reclassified to conform to the 2018 presentation.

New Accounting Standards

In June 2016, the FASB approved ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of the ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in the ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU is effective for the Bank for the fiscal year beginning after December 15, 2021, and interim periods within that fiscal year. Early adoption is permitted for the fiscal year beginning after December 15, 2018, including interim periods within this fiscal year. The Company is currently evaluating the impact of ASU 2016-13 on the consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which does not apply to financial instruments. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The amendments can be applied retrospectively to each prior reporting period or retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. Early application is not permitted. The Company does not expect the impact of ASU 2014-09 to have a material impact on its consolidated financial statements when implemented in 2019.

In January 2016, FASB issued ASU No. 2016-01, Financial Instruments: Recognition and Measurement of Financial Assets and Financial Liabilities, to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This amendment supersedes the guidance to classify equity securities with readily determinable fair values into different categories, requires equity securities to be measured at fair value with changes in the fair value recognized through net income, and simplifies the impairment assessment of equity investments without readily determinable fair values. The amendment requires public business entities that are required to disclose the fair value of financial instruments measured at amortized cost on the balance sheet to measure that fair value using the exit price notion. The amendment requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option. The amendment requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes to the financial statements. The amendment reduces diversity in current practice by clarifying that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available for sale securities in combination with the entity’s other deferred tax assets. This amendment is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Entities should apply the amendment by means of a cumulative-effect adjustment as of the beginning of the fiscal year of adoption, with the exception of the amendment related to equity securities without readily determinable fair values, which should be applied prospectively to equity investments that exist as of the date of adoption. The Company is currently evaluating the effects this ASU has on its consolidated financial statements.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which requires companies to reclassify the stranded effects in other comprehensive income to retained earnings as a result of the change in the tax rates under the Tax Cuts and Jobs Act, Public Law 115-97 (the “2017 Tax Act”). The amendment is effective for fiscal years beginning after December 15, 2018, with early adoption permitted, including adoption in an interim period. The Company early adopted this amendment as of January 1, 2018 and included the impact of the reclassification from other comprehensive income to retained earnings in the consolidated statements of shareholders’ equity. The Company has evaluated the impact of this ASU on its consolidated financial statements and it did not have a material impact.

Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 13, 2019, the date the consolidated financial statements were available to be issued.

On January 21, 2019, F. & M. Bancorp of Tomah, Inc. entered into an Agreement and Plan of Merger with Citizens Community Bancorp, Inc., pursuant to which F. & M. Bancorp of Tomah, Inc. will merge into Citizens Community Bancorp, Inc., with Citizens Community Bancorp, Inc. as the surviving corporation. At the time of the bank merger, the Bank’s banking offices will become branches of Citizens Community Bancorp, Inc. The Merger is anticipated to be completed in mid-2019, and is subject to the satisfaction of customary closing conditions contained in the Agreement and Plan of Merger, including the approval of the appropriate regulatory authorities and the stockholders of F. & M. Bancorp of Tomah, Inc.

NOTE 2 INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS

Interest-bearing deposits in other financial institutions for the years ended December 31, 2018 and 2017 was $1,487,919 and $1,487,893, respectively, and mature between zero and three years.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 3 SECURITIES

The amortized cost of securities and their approximate fair values as of December 31 are as follows:

	2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2018
Securities Available-for-Sale
U.S. Government and Federal Agency	$6,215,856	$16,381	$(81,918)	$6,150,319
Agency Collateralized Mortgage Obligations (CMO)	4,119,751	5,877	(32,360)	4,093,268
Agency Mortgage-Backed Securities	3,002,424	1,902	(106,749)	2,897,577
Municipal Bonds	26,392,125	89,587	(154,780)	26,326,932
Corporate Bonds	500,000	—	(48,020)	451,980
Trust Preferred Securities	964,588	—	(24,634)	939,954

Total Securities Available-for-Sale	$41,194,744	$113,747	$(448,461)	$40,860,030

	2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
Securities Available-for-Sale
U.S. Government and Federal Agency	$7,555,827	$33,145	$(71,651)	$7,517,321
Agency Collateralized Mortgage Obligations (CMO)	1,748,522	479	(37,504)	1,711,497
Agency Mortgage-Backed Securities	3,875,063	4,228	(68,154)	3,811,137
Corporate Mortgage-Backed Securities	1,891,950	114,187	(31,953)	1,974,184
Municipal Bonds	28,779,052	338,351	(82,592)	29,034,811
Corporate Bonds	500,000	3,799	—	503,799
Trust Preferred Securities	1,000,000	—	—	1,000,000

Total Securities Available-for-Sale	$45,350,414	$494,189	$(291,854)	$45,552,749

The amortized cost and approximate fair value of securities as of December 31, 2018, by contractual maturity, are as follows:

	Amortized Cost	Fair Value
Available-for-Sale Securities Maturing in:
One Year or Less	$3,796,733	$3,795,098
After One Year Through Five Years	17,176,977	17,095,909
After Five Years Through Ten Years	4,756,117	4,726,813
After Ten Years	2,126,886	2,101,046

	27,856,713	27,718,866
Mortgage-Backed Securities and CMOs	7,122,175	6,990,845
SBA Bonds	6,215,856	6,150,319

	$41,194,744	$40,860,030

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 3 SECURITIES (CONTINUED)

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities and CMOs, and SBA Bonds are not readily determinable since they may be prepaid without penalty.

Available-for-sale securities with market values of approximately $8,771,711 and $19,848,930 at December 31, 2018 and 2017, respectively, were pledged to secure public deposits, borrowings, and for other purposes as required or permitted by law.

Sales of securities available-for-sale were as follows for the years ended December 31:

	2018	2017
Proceeds from Sale	$2,031,493	$3,334,876
Gross Realized Gains	199,526	14,406
Gross Realized Losses	(79,259)	(1,803)

Information pertaining to securities with gross unrealized losses at December 31, 2018 and 2017 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less than 12 Months		Over 12 months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Gross Unrealized Losses
December 31, 2018
Securities Available-for-Sale
U.S. Government and Federal Agency	$—	$—	$4,528,544	$(81,918)	$(81,918)
Agency CMO	1,863,917	(3,574)	1,272,203	(28,786)	(32,360)
Agency Mortgage-Backed Securities	—	—	2,830,488	(106,749)	(106,749)
Municipal Bonds	3,008,594	(19,311)	10,356,629	(135,469)	(154,780)
Corporate Bonds	451,980	(48,020)	—	—	(48,020)
Trust Preferred Securities	939,954	(24,634)	—	—	(24,634)

Total Securities Available-for-Sale	$6,264,445	$(95,539)	$18,987,864	$(352,922)	$(448,461)

	Less than 12 Months		Over 12 months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Gross Unrealized Losses
December 31, 2017
Securities Available-for-Sale
U.S. Government and Federal Agency	$1,531,555	$(9,551)	$3,283,092	$(62,100)	$(71,651)
Agency CMO	—	—	1,632,710	(37,504)	(37,504)
Agency Mortgage-Backed Securities	—	—	3,652,335	(68,154)	(68,154)
Corporate Mortgage-Backed Securities	—	—	609,305	(31,953)	(31,953)
Municipal Bonds	9,784,179	(46,599)	1,903,172	(35,993)	(82,592)
Corporate Bonds	—	—	—	—	—
Trust Preferred Securities	—	—	—	—	—

Total Securities Available-for-Sale	$11,315,734	$(56,150)	$11,080,614	$(235,704)	$(291,854)

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 3 SECURITIES (CONTINUED)

U.S. Government, Federal Agency, and Corporate Bonds

These unrealized losses are a result of expected fluctuations in the bond market. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. The decline in value of these securities is deemed to be temporary.

Collateralized Mortgage Obligations and Mortgage-Backed Securities

The unrealized losses associated with collateralized mortgage obligations and mortgage-backed securities were caused by interest rate increases. The Company purchased those investments at a discount relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company’s investments. The decline in market value is attributable to changes in interest rates and not credit quality. The Company does not intend to sell the investments, and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity.

Municipal Bonds

The unrealized losses on investments in municipal bonds relate to investments in municipalities within the United States. The Company currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. The Company does not intend to sell the investments and it is not likely that the Company will be required to sell the investments before recovery of par value, which may be maturity. The decline in value of these securities is deemed to be temporary.

Trust Preferred Security

The unrealized losses on investments in trust preferred securities relate to investments in trust preferred securities within the United States. The Company currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. The company has agreed to market these securities for sale pursuant to the proposed merger with Citizens Community Federal.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 4 LOANS

Loans as of December 31 are summarized as follows:

	2018	2017
Construction and Land Development	$6,768,628	$3,115,311
Secured by 1-4 Family	20,374,952	19,525,057
Secured by Multi-Family	7,945,027	15,371,384
Secured by Nonfarm Nonresidential	63,996,750	72,513,237
Agricultural	2,094,550	2,281,859
Commercial Loans	23,195,308	18,743,771
Consumer and Other	431,251	1,129,440
SBA Guarantee Purchase	5,945,487	6,486,065

	130,751,953	139,166,124
Allowance for Loan Losses	(2,831,035)	(2,762,261)

Loans, Net	$127,920,918	$136,403,863

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 4 LOANS (CONTINUED)

The allowance for loan losses and recorded investment in loans for the years ended December 31 approximated the following:

	Construction Land Dev	Secured by 1-4 Family	Secured by Multi-Family	Nonfarm Nonresidential	Agricultural and Farmland	Commercial Loans	Consumer and Other	SBA Guarantee Purchase	Unallocated	Total
December 31, 2018
Allowance for Loan Losses:
Balance at Beginning of Year	$34,000	$516,000	$184,000	$1,172,000	$167,000	$502,000	$10,000	$—	$177,000	$2,762,000
Provision (Credit) for Loan Losses	26,000	(222,000)	176,000	69,000	16,000	(121,000)	1,000	—	55,000	—
Loans Charged-Off	—	(39,000)	—	—	—	(9,000)	(4,000)	—	—	(52,000)
Recoveries of Loans
Previously Charged-Off	14,000	—	—	—	—	107,000	—	—	—	121,000

Balance at End of Year	$74,000	$255,000	$360,000	$1,241,000	$183,000	$479,000	$7,000	$—	$232,000	$2,831,000

Ending Balance: Individually Evaluated for Impairment	$—	$165,000	$265,000	$445,000	$157,000	$84,000	$—	$—	$—	$1,116,000

Ending Balance: Collectively Evaluated for Impairment	$74,000	$90,000	$95,000	$796,000	$26,000	$395,000	$7,000	$—	$232,000	$1,715,000

Loans:
Ending Balance: Individually Evaluated for Impairment	$—	$552,000	$1,491,000	$1,376,000	$446,000	$109,000	$—	$—	$—	$3,974,000

Ending Balance: Collectively Evaluated for Impairment	$6,769,000	$19,823,000	$6,454,000	$62,621,000	$1,649,000	$23,086,000	$431,000	$5,945,000	$—	$126,778,000

	Construction Land Dev	Secured by 1-4 Family	Secured by Multi-Family	Non-farm Non-Residential	Agricultural and Farmland	Commercial Loans	Consumer and Other	SBA Guarantee Purchase	Unallocated	Total
December 31, 2017
Allowance for Loan Losses:
Balance at Beginning of Year	$66,000	$496,000	$137,000	$1,273,000	$27,000	$578,000	$39,000	$—	$394,000	$3,010,000
Provision (Credit) for Loan Losses	(51,000)	116,000	47,000	(101,000)	140,000	93,000	(27,000)	—	(217,000)	—
Loans Charged-Off	—	(96,000)	—	—	—	(231,000)	(2,000)	—	—	(329,000)
Recoveries of Loans
Previously Charged-Off	19,000	—	—	—	—	62,000	—	—	—	81,000

Balance at End of Year	$34,000	$516,000	$184,000	$1,172,000	$167,000	$502,000	$10,000	$—	$177,000	$2,762,000

Ending Balance: Individually Evaluated for Impairment	$—	$301,000	$—	$356,000	$119,000	$171,000	$—	$—	$—	$947,000

Ending Balance: Collectively Evaluated for Impairment	$34,000	$215,000	$184,000	$816,000	$48,000	$331,000	$10,000	$—	$177,000	$1,815,000

Loans:
Ending Balance: Individually Evaluated for Impairment	$—	$1,010,000	$—	$1,312,000	$448,000	$301,000	$—	$—	$—	$3,071,000

Ending Balance: Collectively Evaluated for Impairment	$3,115,000	$18,515,000	$15,371,000	$71,202,000	$1,834,000	$18,443,000	$1,129,000	$6,486,000	$—	$136,095,000

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 4 LOANS (CONTINUED)

The following tables show the loans allocated by management’s internal risk ratings:

	Loan Portfolio by Risk Rating
	Pass	Management Attention	Special Mention	Substandard	Total
December 31, 2018
Construction and Land Development	$6,768,628	$—	$—	$—	$6,768,628
Secured by 1-4 Family	17,564,948	300,141	1,922,747	587,116	20,374,952
Secured by Multi-Family	6,453,947	—	—	1,491,080	7,945,027
Secured by Nonfarm Nonresidential	60,509,787	1,037,870	1,068,504	1,380,589	63,996,750
Agricultural	545,576	1,103,305	—	445,669	2,094,550
Commercial Loans	19,520,947	3,487,148	26,686	160,527	23,195,308
Consumer and Other	403,134	28,117	—	—	431,251
SBA Guarantee Loans	5,945,487	—	—	—	5,945,487

Total	$117,712,454	$5,956,581	$3,017,937	$4,064,981	$130,751,953

	Loan Portfolio by Risk Rating
	Pass	Management Attention	Special Mention	Substandard	Total
December 31, 2017
Construction and Land Development	$3,115,311	$—	$—	$—	$3,115,311
Secured by 1-4 Family	16,745,579	446,832	1,322,093	1,010,553	19,525,057
Secured by Multi-Family	13,071,894	—	2,299,490	—	15,371,384
Secured by Nonfarm Nonresidential	65,995,154	4,288,782	908,548	1,320,753	72,513,237
Agricultural	642,049	1,191,444	—	448,366	2,281,859
Commercial Loans	18,174,218	229,780	—	339,773	18,743,771
Consumer and Other	1,088,941	19,293	21,206	—	1,129,440
SBA Guarantee Loans	6,486,065	—	—	—	6,486,065

Total	$125,319,211	$6,176,131	$4,551,337	$3,119,445	$139,166,124

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 4 LOANS (CONTINUED)

The following tables show the aging analysis of the loan portfolio by time past due:

	Accruing Interest
	Current	30-89 Days Past Due	More Than 90 Days Past Due	Total Nonaccrual	Total Loans
December 31, 2018
Construction and Land Development	$6,649,500	$119,128	$—	$—	$6,768,628
Secured by 1-4 Family	20,026,484	12,744	—	335,724	20,374,952
Secured by Multi-Family	6,453,947	1,491,080	—	—	7,945,027
Secured by Nonfarm Nonresidential	63,964,536	32,214	—	—	63,996,750
Agricultural	2,094,550	—	—	—	2,094,550
Commercial Loans	23,086,545	—	—	108,763	23,195,308
Consumer and Other	430,331	920	—	—	431,251
SBA Guarantee Loans	5,945,487	—	—	—	5,945,487

Total	$128,651,380	$1,656,086	$—	$444,487	$130,751,953

	Accruing Interest
	Current	30-89 Days Past Due	More Than 90 Days Past Due	Total Nonaccrual	Total Loans
December 31, 2017
Construction and Land Development	$3,115,311	$—	$—	$—	$3,115,311
Secured by 1-4 Family	19,094,259	—	—	430,798	19,525,057
Secured by Multi-Family	15,371,384	—	—	—	15,371,384
Secured by Nonfarm Nonresidential	72,513,237	—	—	—	72,513,237
Agricultural	2,281,859	—	—	—	2,281,859
Commercial Loans	18,553,710	—	—	190,061	18,743,771
Consumer and Other	1,129,440	—	—	—	1,129,440
SBA Guarantee Loans	6,486,065	—	—	—	6,486,065

Total	$138,545,265	$—	$—	$620,859	$139,166,124

Interest income foregone on nonaccrual loans was $30,637 and $29,637 for the years ended December 31, 2018 and 2017, respectively.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 4 LOANS (CONTINUED)

The following tables present information related to impaired loans:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2018
Loans With No Related Allowance Recorded:
Secured by Nonfarm Nonresidential	$907,407	$907,407	$—	$919,202	$36,347

Total	907,407	907,407	—	919,202	36,347

Loans With an Allowance Recorded:
Secured by 1-4 Family	$552,081	$587,116	$165,201	$604,825	$12,499
Secured by Nonfarm Nonresidential	468,762	473,182	445,042	485,958	29,445
Secured by Multi-Family	1,491,080	1,491,080	264,901	1,583,419	80,270
Agricultural	445,669	445,669	156,438	446,964	18,127
Commercial Loans	108,763	160,527	84,197	175,790	—

Total	3,066,355	3,157,574	1,115,779	3,296,956	140,341

Total Impaired Loans:
Secured by 1-4 Family	$552,081	$587,116	$165,201	$604,825	$12,499
Secured by Nonfarm Nonresidential	1,376,169	1,380,589	445,042	1,405,160	65,792
Secured by Multi-Family	1,491,080	1,491,080	264,901	1,583,419	80,270
Agricultural	445,669	445,669	156,438	446,964	18,127
Commercial Loans	108,763	160,527	84,197	175,790	—
Total	$3,973,762	$4,064,981	$1,115,779	$4,216,158	$176,688

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2017
Loans With No Related Allowance Recorded:
Nonresidential	$931,941	$936,176	$—	$1,472,818	$54,185
Commercial Loans	33,901	37,083	—	37,443	2,657

Total	965,842	973,259	—	1,510,261	56,842

Loans With an Allowance Recorded:
Secured by 1-4 Family	$1,009,840	$1,010,553	$301,395	$1,018,861	$36,134
Secured by Nonfarm Nonresidential	380,157	384,577	356,192	388,267	12,358
Agricultural	448,366	448,366	118,731	449,477	14,289
Commercial Loans	267,125	302,690	170,741	473,920	28,711

Total	2,105,488	2,146,186	947,059	2,330,525	91,492

Total Impaired Loans:
Secured by 1-4 Family	$1,009,840	$1,010,553	$301,395	$1,018,861	$36,134
Secured by Nonfarm Nonresidential	1,312,098	1,320,753	356,192	1,861,085	66,543
Agricultural	448,366	448,366	118,731	449,477	14,289
Commercial Loans	301,026	339,773	170,741	511,363	31,368

Total	$3,071,330	$3,119,445	$947,059	$3,840,786	$148,334

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 4 LOANS (CONTINUED)

The Company does not have material commitments to lend additional funds to borrowers with loans whose terms have been modified in TDRs or whose loans are on nonaccrual.

A summary of loans that were modified in troubled debt restructurings and those restructurings for which there was a payment default during the years ended December 31, 2018 and 2017 are as follows:

	Troubled Debt Restructurings			Troubled Debt Restructurings That Subsequently Defaulted
	Number of Loans	Post- Modification Outstanding Balance	Specific Reserve	Number of Loans	Post- Modification Outstanding Balance	Specific Reserve
December 31, 2018
Non-Farm Non-Residential	3	$365,802	$—	—	$—	$—
Agricultural	1	445,669	439,694	—	—	—

	4	$811,471	$439,694	—	$—	$—

	Troubled Debt Restructurings			Troubled Debt Restructurings That Subsequently Defaulted
	Number of Loans	Post- Modification Outstanding Balance	Specific Reserve	Number of Loans	Post- Modification Outstanding Balance	Specific Reserve
December 31, 2017
Non-Farm Non-Residential	5	$388,811	$—	—	$—	$—
Residential Real Estate	1	115,394	114,681	—	—	—
Agricultural	1	448,366	474,923	—	—	—

	7	$952,571	$589,604	—	$—	$—

The post-modification outstanding balances approximate pre-modification balances. The aggregate amount of charge-offs as a result of a restructuring are not significant.

NOTE 5 PREMISES AND EQUIPMENT

Components of premises and equipment as of December 31, 2018 and 2017 are as follows:

	2018	2017
Land	$419,256	$419,256
Buildings	3,766,624	3,824,821
Equipment	2,848,506	2,912,727

	7,034,386	7,156,804
Less: Accumulated Depreciation	(5,129,766)	(4,973,238)

Total	$1,904,620	$2,183,566

Depreciation expense for the years ended December 31, 2018 and 2017 amounted to $289,638 and $289,113, respectively.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 6 DEPOSITS

Deposits at December 31, 2018 and 2017 are summarized as follows:

	2018	2017
Noninterest Bearing Demand Deposits	$26,378,313	$26,411,161
Interest Bearing Demand Deposits	76,353,386	73,930,413
Savings Deposits	16,025,815	16,209,822
Certificates of Deposit Less than or Equal to $250,000	17,439,087	17,711,668
Certificates of Deposit Greater than $250,000	18,204,902	18,808,082

	$154,401,503	$153,071,146

At December 31, 2018, the scheduled maturities of certificates of deposit are as follows:

Year Ending December 31,	Amount
2019	$15,535,468
2020	12,719,948
2021	6,795,530
2022	429,612
2023	163,431

Total	$35,643,989

NOTE 7 BORROWINGS

The Company has an outstanding note with a third-party bank in the amount of $2,000,000. The note bears interest on the unpaid principal at a fixed rate of 3.5%. The note matures on November 8, 2019. The note has an outstanding balance of $2,000,000 at December 31, 2018 and 2017, respectively.

The Bank is required to maintain certain reporting and financial covenants. As of December 31, 2018, the Bank was in compliance with all required covenants.

The Company has entered into an Advances, Pledge, and Security Agreements with the FHLB. Loans, with an advance equivalent of $51,821,134 and $56,994,044 as of December 31, 2018 and 2017, respectively, were pledged to the FHLB as collateral in the event the Company requests any advances on the line. The interest rate is determined by the FHLB when funds are borrowed and interest on these advances is paid monthly.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 7 BORROWINGS (CONTINUED)

As of December 31, the following advances were outstanding:

Maturity Date	Interest Rate	2018	2017
February 28, 2018	1.31%	$—	$500,000
October 29, 2018	1.62%	—	3,000,000
November 19, 2018	1.74%	—	1,000,000
March 11, 2019	1.60%	1,000,000	1,000,000
October 28, 2019	2.86%	4,000,000	4,000,000
March 10, 2020	1.90%	1,500,000	1,500,000
May 28, 2020	1.76%	1,000,000	1,000,000
June 1, 2020	2.05%	2,000,000	2,000,000
November 30, 2020	1.76%	1,000,000	1,000,000
June 1, 2021	2.16%	2,000,000	2,000,000
November 29, 2021	2.06%	2,000,000	2,000,000
March 10, 2022	2.34%	4,000,000	4,000,000

		$18,500,000	$23,000,000

NOTE 8 INTEREST RATE SWAPS

The Company entered into several interest rate swap agreements executed for risk management purposes.

The following table summarizes the derivative financial instruments as of December 31, 2018 and December 31, 2017:

December 31, 2018	Balance Sheet Location	Notional Amount	Estimated Fair Value
Fair Value Hedges	Other Assets	$2,985,000	$83,926
Cash Flow Hedges	Other Assets	4,000,000	45,621

		$6,985,000	$129,547

December 31, 2017	Balance Sheet Location	Notional Amount	Estimated Fair Value
Fair Value Hedges	Other Liabilities	$2,985,000	$(16,046)
Cash Flow Hedges	Other Assets	7,000,000	66,861

		$9,985,000	$50,815

To qualify for hedge accounting, a derivative must be highly effective at reducing the risk associated with the exposure being hedged. In addition, for a derivative to be designated as a hedge, the risk management objective and strategy must be documented. Hedge documentation must identify the derivative hedging instrument, the asset or liability or forecasted transaction and type of risk to be hedged, and how the effectiveness of the derivative is assessed prospectively and retrospectively. To assess effectiveness, the Company uses statistical methods such as regression analysis, as well as nonstatistical methods including dollar-value comparisons of the change in the fair value of the derivative to the change in the fair value or cash flows of the hedged item. The extent to which a derivative has been, and is expected to continue to be, effective at offsetting changes in the fair

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 8 INTEREST RATE SWAPS (CONTINUED)

value or cash flows of the hedged item must be assessed and documented at least quarterly. Any hedge ineffectiveness (i.e., the amount by which the gain or loss on the designated derivative instrument does not exactly offset the change in the hedged item attributable to the hedged risk) must be reported in current-period earnings. If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued.

Fair Value Hedges

The Company uses fair value hedges to hedge fixed-rate long-term available-for-sale securities. For qualifying fair value hedges, the changes in the fair value of the derivative, and in the value of the hedged item for the risk being hedged, are recognized in other comprehensive income. If the hedge relationship is terminated, then the adjustment to the hedged item continues to be reported as part of the basis of the hedged item, and for benchmark interest rate hedges is amortized to earnings as a yield adjustment. Derivative amounts affecting earnings are recognized consistent with the classification of the hedged item – primarily net interest income and principal transactions revenue.

The following table provides gains (losses) on fair value hedges for the periods ending December 31, 2018 and 2017:

December 31, 2018
Fair Value Hedging Relationships	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Investments	Amount of Gain or (Loss) Recognized in Income on Derivative
Interest Rate Swaps	Interest Income (Expense)	$83,926	$(81,576)

December 31, 2017
Fair Value Hedging Relationships	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Investments	Amount of Gain or (Loss) Recognized in Income on Derivative
Interest Rate Swaps	Interest Income (Expense)	$21,038	$(19,527)

Cash Flow Hedges

The Company uses cash flow hedges to hedge the exposure to variability in forecasted cash flows from floating-rate liabilities. For qualifying cash flow hedges, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income (OCI) and recognized in the consolidated statements of income when the hedged cash flows affect earnings. Derivative amounts affecting earnings are recognized consistent with the classification of the hedged item—primarily interest income, interest expense, noninterest revenue and compensation expense. The ineffective portions of cash flow hedges are immediately recognized in earnings. If the hedge relationship is terminated, then the value of the derivative recorded in accumulated other comprehensive income (loss) is recognized in earnings when the cash flows that were hedged affect earnings.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 8 INTEREST RATE SWAPS (CONTINUED)

The following table provides gains (losses) on cash flow hedges for the periods ending December 31, 2018 and 2017:

December 31, 2018
Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Amount Reclassified from OCI to Income (Effective Portion)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)
Interest Rate Swaps	$45,621	$—	$—

December 31, 2017
Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Amount Reclassified from OCI to Income (Effective Portion)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion)
Interest Rate Swaps	$66,861	$—	$—

NOTE 9 RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to executive officers, directors, and their affiliates (related parties). Activity associated with loans made to related parties for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Balance—Beginning of Year	$393,244	$422,511
New Loans and Advances	12,700	200
Repayments including Loans Sold	(42,173)	(29,467)

Balance—End of Year	$363,771	$393,244

Deposits from related parties held by the Bank at December 31, 2018 and 2017 amounted to $5,264,708 and $4,757,901, respectively.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 10 INCOME TAXES

The components of income tax expense for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Current:
Federal	$—	$177,499
State	158,726	116,849

	158,726	294,348
Deferred:
Federal	184,279	(35,060)
Deferred Tax Rate Adjustment	—	264,000
State	(23,432)	—

	160,847	228,940

Total Income Tax Expense	$319,573	$523,288

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	2018	2017
Federal Tax Based at Statutory Rate	$359,873	$496,547
State Income Taxes (Net of Federal Income Tax Benefit)	101,962	79,815
Deferred Taxes Rate Adjustment	—	264,000
Tax Exempt Interest	(123,369)	(235,420)
Bank Owned Life Insurance	(17,630)	(27,941)
Other Permanent Differences	(1,263)	(53,713)

Total Tax Expense	$319,573	$523,288

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 10 INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2018 and 2017 are as follows:

	2018	2017
Deferred Tax Assets:
Allowance for Loan Losses	$624,000	$623,000
Unrealized Income on Nonaccrual Loans	88,000	3,000
Depreciation	21,000	—
Impairment of Securities and Foreclosed Assets	—	—
Unrealized Loss on Securities Available for Sale	96,957
AMT Credit Carryforwards	155,000	373,000
Other, Net	76,262	104,830

Total Deferred Tax Assets	1,061,219	1,103,830
Deferred Tax Liabilities
Depreciation	—	24,000
Unrealized Gain on Securities Available-for-Sale	—	38,438
FHLB Stock Dividends	1,000	1,000
Prepaid Expenses	56,000	56,000

Total Deferred Tax Liabilities	57,000	119,438

Net Deferred Tax Assets	$1,004,219	$984,392

A portion of the deferred tax asset is alternative minimum tax (AMT) credit carryforwards. AMT is approximately $155,000 and $373,000 as of December 31, 2018 and 2017, respectively. For the year ended December 31, 2017, the value of the net deferred tax assets was reduced and recorded as additional income tax expense as a result of the Tax Act that was enacted on December 22, 2017 which reduced the corporate rate to a fixed 21%.

NOTE 11 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

At December 31, 2018 and 2017, the following financial instruments whose contract amount represents credit risk were approximately as follows:

	2018	2017
Unfunded Commitments Under Lines of Credit	$15,752,948	$12,128,847
Standby Letters of Credit	231,283	231,283

Total	$15,984,231	$12,360,130

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 11    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank was not required to perform on any financial guarantees and did not incur any losses on its commitments during the past two years.

NOTE 12 LEGAL CONTINGENCIES

The Company may be subject to claims and lawsuits which may arise primarily in the ordinary course of business. It is the opinion of management, if such claims are made, that the disposition or ultimate resolution of the claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

NOTE 13 EMPLOYEE BENEFITS

401(k) and Profit Sharing Plan

The Company has a combined profit sharing/401(k) plan which provides that an annual contribution may be contributed to the plan. The terms of the 401(k) plan for 2018 require employer matches equal to 100% of the employee contributions up to 4% of eligible compensation. In addition, the terms of the plan allow for discretionary contributions as determined by the Company and approved by the board of directors. Total employer match contributions for the 401(k) plan were $53,499 and $47,312 in December 31, 2018 and 2017, respectively. No discretionary profit sharing contributions were made in 2018 and 2017.

Employees are eligible to participate after meeting certain eligibility requirements as defined in the plan and are allowed to make pre-tax contributions up to the maximum amount allowed by the Internal Revenue Service.

NOTE 14 REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. These capital requirements were modified in 2013 with the Basel III capital rules, which establish a new comprehensive capital framework for U.S. banking organizations. The Company and Bank became subject to the new rules on January 1, 2015, with a phase-in period for many of the new provisions.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 14 REGULATORY MATTERS (CONTINUED)

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Common Equity Tier 1, Tier 1 and total capital (as defined in the regulations) to risk weighed assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes as of December 31, 2018 and 2017, the Company and the Bank meet all of the capital adequacy requirements to which they are subject.

As of December 31, 2018, the most recent notification from the Federal Deposit Insurance Corporation, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believe have changed the Bank’s category.

The Bank’s actual capital amounts and ratios as of December 31, 2018 and 2017 are presented in the following tables:

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized
December 31, 2018	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common Equity Tier 1 Capital to Risk Weighted Assets (CET1) :
Bank	$23,501,792	17.30%	$8,661,011	6.375%	$8,830,835	6.50%
Total Capital to Risk Weighted Assets:
Bank	25,213,792	18.56%	13,416,076	9.875%	13,585,900	10.00%
Tier I Capital to Risk Weighted Assets:
Bank	23,501,792	17.30%	10,563,037	7.775%	10,868,720	8.00%
Tier I Capital to Average Assets:
Bank	23,501,792	12.07%	7,787,880	4.000%	9,734,850	5.00%

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized
December 31, 2017	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common Equity Tier 1 Capital to Risk Weighted Assets (CET1) :
Bank	$21,946,142	15.13%	$8,339,398	5.75%	$9,427,145	6.50%
Total Capital to Risk Weighted Assets:
Bank	23,771,142	16.39%	13,415,553	9.25%	14,503,300	10.00%
Tier I Capital to Risk Weighted Assets:
Bank	21,946,142	15.13%	10,514,893	7.25%	11,602,640	8.00%
Tier I Capital to Average Assets:
Bank	21,946,142	10.91%	8,042,800	4.00%	10,053,500	5.00%

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 14 REGULATORY MATTERS (CONTINUED)

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount.

NOTE 15    FAIR VALUE MEASUREMENTS

Recurring Basis

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. For additional information on how the Company measures fair value refer to Note 1—Summary of Significant Accounting Policies. The following tables present the balances of the assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017:

December 31 2018
Securities Available-for-Sale	Level 1	Level 2	Level 3	Total
U.S. Government and Federal Agency	$—	$6,150,319	$—	$6,150,319
Agency CMO	—	4,093,268	—	4,093,268
Agency Mortgage-Backed Securities	—	2,897,577	—	2,897,577
Municipal Bonds	—	26,326,932	—	26,326,932
Corporate Bonds	—	451,980	—	451,980
Trust Preferred Securities	—	—	939,954	939,954

Total Securities Available-for-Sale	$—	$39,920,076	$939,954	$40,860,030

Interest Rate Swaps	$—	$129,547	$—	$129,547

December 31 2017
Securities Available-for-Sale	Level 1	Level 2	Level 3	Total
U.S. Government and Federal Agency	$—	$7,517,321	$—	$7,517,321
Agency CMO	—	1,711,497	—	1,711,497
Agency Mortgage-Backed Securities	—	3,811,137	—	3,811,137
Corporate Mortgage-Backed Securities	—	1,974,184	—	1,974,184
Municipal Bonds	—	29,034,811	—	29,034,811
Corporate Bonds	—	503,799	—	503,799
Trust Preferred Securities	—	—	1,000,000	1,000,000

Total Securities Available-for-Sale	$—	$44,552,749	$1,000,000	$45,552,749

Interest Rate Swaps	$—	$50,815	$—	$50,815

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 15    FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3 Rollforward
Fair Value
BALANCE—DECEMBER 31, 2016	$1,000,000
Losses recorded in Noninterest Income	—
Decrease in Fair Value recorded in Assets	—

BALANCE—DECEMBER 31, 2017	1,000,000
Losses recorded in Noninterest Income	(35,412)
Decrease in Fair Value recorded in Assets	(24,634)

BALANCE—DECEMBER 31, 2018	$939,954

There were no changes in assets and liabilities measured at fair value using Level 3 inputs on a recurring basis for the year ended December 31, 2018.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investment Securities

When available, the Company uses quoted market prices to determine the fair value of securities; such items are classified in Level 1 of the fair value hierarchy. For the Company’s securities for which quoted prices are not available for identical securities in an active market, the Company determines fair value utilizing vendors who apply matrix pricing for similar bonds for which no price is observable or may compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Fair values from these models are verified, where possible, against quoted market prices for recent trading activity of assets with similar characteristics to the security being valued. Such methods are generally classified as Level 2. However, when prices from independent sources vary, cannot be obtained, or cannot be corroborated, a security is generally classified as Level 3.

Interest Rate Swaps

Interest Rate Swap Agreements are traded in over-the-counter markets where quoted market prices are not readily available. For those interest rate swap agreements, fair value is determined using internally developed models that use primarily market observable inputs, such as yield curves and option volatilities and, accordingly, are valued using Level 2 inputs.

Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment or a change in the amount of previously recognized impairment.

F. & M. BANCORP OF TOMAH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 15    FAIR VALUE MEASUREMENTS (CONTINUED)

Net impairment losses related to nonrecurring fair value measurements of certain assets for the years ended December 31, 2018 and 2017 consisted of the following:

	Level 1	Level 2	Level 3	Impairment Losses
December 31 2018
Impaired Loans	$—	$2,857,984	—	$1,115,779
Foreclosed Assets		—		—

	Level 1	Level 2	Level 3	Impairment Losses
December 31 2017
Impaired Loans	$—	$2,124,271	—	$947,059
Foreclosed Assets		442,709		—

Impaired Loans

In accordance with the provisions of the loan impairment guidance, impairment was measured for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, or discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceeds the recorded investments in such loans. Impaired loans for which an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. Collateral values are estimated using Level 2 inputs based on customized discounting criteria.

Impairment amounts on impaired loans represent specific valuation allowance and write-downs during the period presented on impaired loans that were individually evaluated for impairment based on the estimated fair value of the collateral less estimated selling costs, excluding impaired loans fully charged-off.

Foreclosed Assets

Foreclosed assets are recorded at fair value based on property appraisals, less estimated selling costs, at the date of the transfer with any impairment amount charged to the allowance for loan losses. Subsequent to the transfer, foreclosed assets are carried at the lower of cost or fair value, less estimated selling costs with changes in fair value or any impairment amount recorded in the other noninterest expense. Values are estimated using Level 3 inputs based on customized discounting criteria. The carrying value of foreclosed assets is not re-measured to fair value on a recurring basis but is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs.

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated January 21, 2019

F. & M. BANCORP. OF TOMAH, INC.,

CITIZENS COMMUNITY BANCORP, INC.,

and

F&M MERGER SUB, INC.

A-i

Page
7.04	Conditions of Company Adverse Recommendation Change	A-49
7.05	Certain Definitions	A-50

Article VIII Conditions to the Merger		A-50

8.01	Conditions to Each Party’s Obligation to Effect the Merger	A-50
8.02	Conditions to the Obligation of the Company	A-51
8.03	Conditions to the Obligation of Purchaser	A-51

Article IX Termination		A-52

9.01	Termination	A-52
9.02	Effect of Termination and Abandonment	A-53

Article X Miscellaneous		A-54

10.01	Non-Survival of Representations and Warranties	A-54
10.02	Expenses	A-54
10.03	Notices	A-54
10.04	Amendment	A-55
10.05	Governing Law	A-55
10.06	Waiver of Jury Trial	A-55
10.07	Entire Agreement	A-55
10.08	Binding Effect; Assignment; No Third-Party Beneficiaries	A-55
10.09	Counterparts	A-56
10.10	Specific Performance	A-56
10.11	Severability	A-56
10.12	Subsidiary and Affiliate Proceeding	A-56
10.13	Deadlines	A-56
10.14	Scope of Agreements	A-56
10.15	Waivers and Consents	A-57
10.16	Remedies	A-57

Schedule A Designated Securities

Exhibit A Voting Agreement		A-1

Exhibit B Bank Merger Agreement		B-1

Exhibit C Retention Bonus Agreement		C-1

A-ii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated January 21, 2019 (this “Agreement”), among F. & M. Bancorp. of Tomah, Inc., a Wisconsin corporation (the “Company”), Citizens Community Bancorp, Inc., a Maryland corporation (“Purchaser”), F&M Merger Sub, Inc., a Minnesota corporation of which Purchaser is the sole shareholder (“Merger Sub”).

RECITALS

A. The Proposed Transaction. The respective Boards of Directors of Purchaser, the Company and Merger Sub have approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of common stock, $.25 par value, of the Company (“Company Common Stock”) not owned directly or indirectly by Purchaser, Merger Sub or the Company will be converted into the right to receive the Merger Consideration (as hereinafter defined), and the Company would survive the Merger as the surviving entity. Immediately following the Merger, the Company will be merged with and into Purchaser (the “Holdco Merger”), and Purchaser would survive the Holdco Merger as the surviving entity.

B. Voting Agreements. In order to induce Purchaser to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the directors, non-director executive officers and certain other shareholders of the Company are entering into agreements (the “Shareholder Agreements”), substantially in the form attached hereto as Exhibit A, pursuant to which, among other things, each such person has agreed to vote in favor of this Agreement and the Merger.

C. Bank Merger. Purchaser owns all of the issued and outstanding shares of capital stock of Citizens Community Federal, National Association, a federally charted bank (“CCF Bank”), and the Company owns all of the issued and outstanding shares of capital stock of Farmers & Merchants Bank, a bank chartered under the laws of Wisconsin (the “Company Bank”), and, as part of the transactions contemplated hereby, the parties wish to provide for the merger of the Company Bank with and into CCF Bank.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.01 Definitions. This Agreement uses the following definitions:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 7.01.

“Accounting Referee” has the meaning set forth in Section 3.04(b).

“Acquisition Transaction” has the meaning set forth in Section 7.05(a).

“Adverse Right” means, save as has been waived pursuant to this Agreement, (i) any option, warrant, right (including a conversion or preemptive right of first refusal), agreement or commitment that provides for the issue, subscription or purchase, or which is otherwise convertible or exchangeable into, or exercisable for, any share, debenture or other security interest of any kind of any of the equity or capital of the Company, (ii) any other security, arrangement or agreement which may require the allotment, issue or transfer of any such share, debenture or other security interest in the Company and (iii) any right under any shareholders agreement, voting agreement, joint venture, voting trust, proxy or other agreement or arrangement relating to the holding, voting, purchase, redemption, issue or acquisition of, or payment of dividends or distributions in respect of, any such share, debenture or other security interest in the Company, in each case, including any such rights that are contingent, unvested or otherwise come into effect at a later date.

“Affiliate” means, with respect to a person, those other persons that, directly or indirectly, control, are controlled by or are under common control with such person. For purposes of the definition of “Affiliate” and “Subsidiary”, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), as applied to any person, means the possession, directly or indirectly, of (i) ownership, control or power to vote twenty-five percent (25%) or more of the outstanding shares of any class of voting securities of such person; (ii) control, in any manner, over the election of a majority of the directors, trustees, general partners or managing members (or individuals exercising similar functions) of such person; or (iii) the ability to exercise a controlling influence, directly or indirectly, over the management or policies of such person, in each case of clauses (i)–(iii) as calculated or interpreted by the Board of Governors of the Federal Reserve System under 12 C.F.R. § 225.2(e).

“Aggregate Cash Purchase Price” means $18,199,597 less the Stockholders Equity Deficit, if any, or plus the Stockholders Equity Surplus, if any.

“Agreement” has the meaning set forth in the Preamble.

“Applicable Law” means, to the extent applicable, (i) any local, state, national or foreign law, including common law, statute, directive, ordinance, rule, regulation, code, judgment, order, injunction, treaty, decree, declaration, arbitration award, agency requirement, license or permit of any Governmental Entity and (ii) any order, writ, judgment, injunction, decree, declaration, stipulation, determination, formal interpretive letter or award entered by or with, or issued by, any Governmental Entity.

“Articles of Merger” has the meaning set forth in Section 2.04.

“Assumed Contract Costs” means the actual cost to terminate the Company’s Contracts set forth on Section 1.01(a) of the Company Disclosure Letter, up to a maximum of $1,300,000, and all Liability related to any severance, change of control, or retention agreement (including, for the avoidance of doubt, the agreements set forth on Section 6.11(a) of the Company Disclosure Schedule and any Bonus Retention Agreements contemplated pursuant to Section 6.14) in place with respect to any employee of the Company or its Subsidiaries to the extent such employee is employed by the Company or one of its Subsidiaries immediately prior to the Closing to the extent such severance, change of control, or retention agreements do not trigger any Taxes under Section 280G or 409A of the Code or any similar Tax (excluding the application of any severance, change of control, or retention payments made under any contract or agreement entered into between Purchaser or CCF Bank and any Continuing Employee).

“ASTM Standard” has the meaning set forth in Section 6.12(a).

“Attic” has the meaning set forth in Section 3.01(c)(1).

“Audited Financial Statements” has the meaning set forth in Section 5.02(l)(1).

“Bank Merger” has the meaning set forth in Section 2.02.

“Bank Merger Act” means the Bank Merger Act, 12 U.S.C. 1828(c).

“Bank Merger Agreement” has the meaning set forth in Section 2.02.

“Base Equity Amount” means $20,457,000.

“Basement” has the meaning set forth in Section 3.01(c)(1).

“Burdensome Condition” means any restraint or condition that would reasonably be expected to (i) impair in any material respect the economic or other benefits to Purchaser or Company’s shareholders of the Merger or the transactions contemplated by this Agreement, (ii) have a materially negative effect on the operation of the business currently conducted by the Company or on any other business of Purchaser or its Affiliates or (iii) require the sale, transfer, license or other disposition of any assets or categories of assets that, individually or in the aggregate, would be material to any of Purchaser, its existing Affiliates or the Company.

“Business Day” means any day excluding Saturday, Sunday and any day on which the Federal Reserve Bank of Minneapolis is closed.

“Cash Consideration” has the meaning set forth in Section 3.01(c)(1).

“CCF Bank” has the meaning set forth in the Recitals.

“Ceiling” has the meaning set forth in Section 3.01(c)(1).

“Ceiling Stock Value” has the meaning set forth in Section 3.01(c)(1).

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” has the meaning set forth in Section 2.03.

“Closing Date Balance Sheet” has the meaning set forth in Section 3.04(a).

“Closing Date Equity Amount” means the Company’s Stockholders Equity as of the Closing Date as estimated and finally determined pursuant to Section 3.04(b).

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Company” has the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” has the meaning set forth in Section 7.03.

“Company Bank” has the meaning set forth in the Recitals.

“Company Board” means the board of directors of the Company.

“Company Cancelled Shares” has the meaning set forth in Section 3.01(b).

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Deposits” has the meaning set forth in Section 5.02(ee)(1).

“Company Disclosure Letter” has the meaning set forth in Section 5.01.

“Company Financial Statements” has the meaning set forth in Section 5.02(l)(1).

“Company Insurance Policies” has the meaning set forth in Section 5.02(aa).

“Company Intellectual Property” has the meaning set forth in Section 5.02(s)(1).

“Company Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential Liability is borne by the Company, including “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Real Property” has the meaning set forth in Section 5.02(x)(1).

“Company Recommendation” has the meaning set forth in Section 6.03.

“Company Stock Options” has the meaning set forth in Section 5.02(b).

“Confidential Information” has the meaning set forth in Section 6.08(c).

“Confidentiality Agreement” means the confidentiality agreement, dated August 9, 2018, between Purchaser and the Company.

“Constituent Documents” means the charter or articles or certificate of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

“Continuing Employee” has the meaning set forth in Section 6.11(d).

“Contract” means, with respect to any person, any agreement, contract, indenture, undertaking, debt instrument, lease, understanding, arrangement or commitment, whether a single document or multiple documents that collectively form a contractual relationship, to which such person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their assets or properties is subject, whether or not in writing.

“CRA” means the Community Reinvestment Act of 1977.

“Designated Securities” means (i) the securities listed on Schedule A and (ii) any of the following types of securities acquired after the date hereof:

(1) Callable bonds issued by a GSE;

(2) Structured notes that include step up bonds issued by a GSE;

(3) Mutual funds;

(4) Common stock;

(5) Trust-preferred securities;

(6) Asset-backed securities;

(7) Private label collateralized mortgage obligations (also described as non GSE issued collateralized mortgage operations);

(8) Corporate bonds; and

(9) Municipal revenue bonds.

“Dissenting Shareholder” has the meaning set forth in Section 3.01(c)(4).

“Dissenting Shares” has the meaning set forth in Section 3.01(c)(4).

“Effective Time” has the meaning set forth in Section 2.04.

“Environmental Laws” means any Applicable Law: (i) relating to the manufacture, handling, transport, use, treatment, storage, presence or disposal of Hazardous Materials or materials containing Hazardous Materials or (ii) otherwise relating to pollution or to the protection of health, safety or the environment including exposure to any Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company as a “single employer” within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 3.02.

“Exchange Fund” has the meaning set forth in Section 3.02.

“Exchange Ratio” has the meaning set forth in Section 3.01(c)(1).

“Extensions of Credit” has the meaning set forth in Section 5.02(cc)(1).

“Floor” has the meaning set forth in Section 3.01(c)(1).

“Floor Stock Value” has the meaning set forth in Section 3.01(c)(1).

“Form S-4” has the meaning set forth in Section 6.02(a).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any nation, state or political subdivision of any of the foregoing, or any national, state, local or foreign governmental or regulatory authority, court, commission, arbitration panel, department, division, committee, administration, board, bureau, agency, tribunal, instrumentality or other body or entity, or any supranational or quasi-governmental or similar body or entity, or any securities exchange, futures exchange, contract market, other exchange or market body or entity, or any self-regulatory body or organization, in each case, whether temporary, preliminary or permanent.

“GSE” means government-sponsored enterprise.

“Hazardous Materials” means any hazardous or toxic substances, materials, wastes, pollutants, contaminants or harmful substances, including petroleum compounds, asbestos, mold and lead-containing and any other substance regulated under or which may give rise to Liability under any Environmental Law.

“Holdco Merger” has the meaning set forth in the recitals.

“Indebtedness” means, with respect to any person, (i) all indebtedness and other obligations of such person, whether or not contingent, for borrowed money, whether or not evidenced by notes, debentures, bonds or other similar instruments and any obligations issued in substitute for or exchange of obligations for borrowed money, (ii) all obligations of such person for cash overdrafts, (iii) all obligations of such person for the deferred purchase price of property or services, (iv) all indebtedness and other obligations of such person created or arising under any conditional sale or other title retention agreement, (v) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (vi) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (vii) all of such person’s obligations in respect of swap or hedge agreements, derivatives, or similar agreements, (viii) all of such person’s obligations under finance leases, (ix) all indebtedness and other obligations of others to the extent directly or indirectly guaranteed or assumed by or otherwise made with recourse to such person, (x) all indebtedness and other obligations of others to the extent secured by any asset of such person, whether or not the indebtedness or other obligation is guaranteed or assumed by that person and (xi) accrued and unpaid interest, penalties, fines and fees with respect to any of the foregoing.

“Initial Surviving Company” has the meaning set forth in Section 2.01(a)(1).

“Insolvency Procedure” means any procedure (i) relating to or ensuing from a person being bankrupt or Insolvent or being a debtor under any bankruptcy, insolvency or other Applicable Law respecting debtor relief, (ii) relating to or ensuing from the appointment of a receiver, conservator, administrator, liquidator, trustee or similar officer, (iii) relating to or ensuing from any voluntary or involuntary arrangement with creditors or suspension of any creditor’s rights or (iv) relating to or ensuing from the liquidation or winding-up of a person or all or a substantial part of the assets of a person.

“Insolvent” means a person (i) not being in a position to satisfy all of such person’s Indebtedness or other Liabilities (including reasonably foreseeable prospective Liabilities) as they fall due for payment, or whose Indebtedness or other Liabilities (including reasonably foreseeable prospective Liabilities) are of an amount that is greater than the value of such person’s assets, (ii) admitting to any of the foregoing in writing, (iii) voluntarily suspending payment of such person’s obligations, (iv) making any assignment for the benefit of creditors, or (v) being subject to an Insolvency Procedure or having all or substantially all of such person’s property subject to an Insolvency Procedure.

“Intellectual Property” means all (i) trademarks, service marks, brand names, d/b/a’s, internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues; (iii) Trade Secrets; (iv) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights or protections throughout the world, in each case whether currently existing or hereafter developed or acquired, arising under Applicable Law or by Contract, and whether or not perfected, registered or issued, including all applications, disclosures, registrations, issuances and extensions with respect thereto.

“Interest Rate Instruments” has the meaning set forth in Section 5.02(dd).

“IRS” means the Internal Revenue Service of the United States of America.

“IT Assets” means the information technology and computer systems, including all computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology and telecommunication hardware and other equipment, and all associated documentation used in or necessary to the conduct of the Company’s businesses as conducted as of the date of this Agreement.

“Knowledge” means: (i) when used with respect to the Company, the actual knowledge, after reasonable inquiry, of any of the following persons: Peter Reichardt, Patrick Scott and Robin Pierce, and (iii) when used with respect to Purchaser or Merger Sub, the actual knowledge, after reasonable inquiry, of the following persons: the CEO and CFO of Purchaser. For purposes of this definition, any person who is an officer or employee of a company shall be deemed to have actual knowledge of facts that would be reasonably expected to come to the attention of such officer or employee in the course of customary management reporting practices consistent with such officer’s or employee’s position, and the employer of such person shall be deemed to have knowledge of all facts that its officers and employees have knowledge of.

“Letter of Transmittal” has the meaning set forth in Section 3.03(a).

“Liabilities” means all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determinable or indeterminable, or otherwise, whenever or however arising (including whether arising out of any Contract or tort).

“Licensed Intellectual Property” has the meaning set forth in Section 5.02(s)(1).

“Lien” means any right, interest or equity of any person (including any pre-emption right, right of first refusal, option or right to acquire) or any mortgage, deed of trust, encumbrance, claim, charge, deposit arrangement, pledge, lien, assignment, restriction, hypothecation, security or priority interest, participation interest, title retention, conditional sale, financing lease or other security, preference or priority agreement or arrangement, however arising (including any created by Applicable Law), or an agreement or commitment to create any of the foregoing, other than a Permitted Lien.

“Loss” means any losses, Liabilities, claims, fines, deficiencies, damages, obligations, payments (including those arising out of any settlement, judgment or compromise relating to any Proceeding), costs and expenses (including interest, fines, penalties and fees with respect thereto and attorneys’ and accountants’ fees and any other out-of-pocket expenses incurred in investigating, preparing, defending, avoiding or settling any Proceeding), diminution in value and loss of future revenue, income or profits, including any of the foregoing arising under, out of or in connection with any Proceeding or award of any arbitrator of any kind, or any Applicable Law, or Contract.

“Material Adverse Effect” means, as applicable, with respect to the Company or Purchaser, any effect that:

(a) is material and adverse to the assets, Liabilities, condition (financial or otherwise), results of operations, business, or prospects of the Company and its Subsidiaries, taken as a whole, or Purchaser and its Subsidiaries, taken as a whole, respectively, excluding (with respect to each of clauses (i), (ii) or (iii), only to the extent that the effect of a change on it is not disproportionate to the effect of such change on comparable banking organizations organized and operated in the United States) the impact of (i) changes in banking and other laws of general applicability or changes in the interpretation thereof by Governmental Entities, (ii) changes in GAAP or regulatory accounting requirements applicable to banking services organizations generally, (iii) changes in prevailing interest rates or market prices or other general economic conditions generally affecting banking organizations operating in the United States or any state therein, and (iv) actions or omissions of a party to this Agreement that are expressly required by this Agreement or taken upon the written request or with the prior written consent of the other party to this Agreement, in contemplation of the transactions contemplated hereby; or

(b) would materially impair the ability of the Company or Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

“Material Contracts” has the meaning set forth in Section 5.02(y)(1).

“Maximum Premium” has the meaning set forth in Section 6.15(b).

“MBCA” has the meaning set forth in Section 2.01(a).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 3.01(c)(2).

“MGCL” means the Maryland General Corporation Law.

“NASDAQ” has the meaning set forth in Section 3.01(c)(3).

“New Book Entry Shares” has the meaning set forth in Section 3.01(c)(2).

“Notice of Adverse Recommendation” has the meaning set forth in Section 7.04.

“Old Certificate” has the meaning set forth in Section 3.01(c)(2).

“Objection” has the meaning set forth in Section 3.04(b).

“Open Source Software” means all open source software, public source software, “copyleft” software, shareware, freeware and similar software, as such terms are understood in the software industry, in executable code and/or source code form.

“Outside Date” has the meaning set forth in Section 9.01(d).

“Owned Intellectual Property” has the meaning set forth in Section 5.02(s)(1).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Enforceability Exceptions” means those exceptions with respect to receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other Applicable Law of general applicability relating to or affecting creditors’ rights or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

“Permitted Liens” has the meaning set forth in Section 5.02(x)(1).

“Phase I Assessment” and “Phase II Assessment” have the meanings set forth in Section 6.12.

“Pre-Closing Tax Period” means all Tax periods ending on or before the Closing Date and the portion ending on the Closing Date of any Straddle Period.

“Preamble” means the paragraph preceding the Recitals.

“Previously Disclosed” means information fully, clearly and accurately disclosed (with sufficient details to identify the nature and scope of the matter disclosed) by the Company or Purchaser in the applicable paragraph of its respective Disclosure Letter and, with respect to Purchaser, information disclosed in the Purchaser SEC Filings (disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer).

“Proceeding” means any judicial, administrative or arbitration action, suit, or other proceeding (whether governmental, public, private, civil, criminal or any other kind) or any claim, complaint, dispute or investigation of any kind.

“Proxy Statement / Prospectus” has the meaning set forth in Section 5.02(ii).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Closing Price” has the meaning set forth in Section 3.01(c)(3).

“Purchaser Common Stock” means the common stock of Purchaser.

“Purchaser Disclosure Letter” has the meaning set forth in Section 5.01.

“Purchaser Preferred Stock” means the preferred stock of Purchaser.

“Purchaser SEC Filings” has the meaning set forth in 5.03(h)(1).

“Purchaser Stock Plans” means Purchaser’s 2004 Stock Option and Incentive Plan, 2004 Recognition and Retention Plan, 2008 Equity Incentive Plan, and 2018 Equity Incentive Plan.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Related Transactions” means any transaction related to the Merger.

“Representatives” means, with respect to any person, such person’s directors, managers, officers, employees, agents, advisors and representatives (including attorneys, accountants, consultants and bankers).

“Required Third-Party Consents” has the meaning set forth in Section 5.02(e).

“Requisite Regulatory Approvals” has the meaning set forth in Section 6.05(a).

“Restricted Lending Action” has the meaning set forth in Section 4.01(i).

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares of capital stock, units or other equity or voting interests of, such first person.

“SEC” has the meaning set forth in Section 5.02(d)(1).

“Securities Act” means the Securities Act of 1933.

“Shareholder Agreements” has the meaning set forth in the Recitals.

“Shareholder Meeting” has the meaning set forth in Section 6.03.

“Stock Consideration” has the meaning set forth in Section 3.01(c)(1).

“Stock Option Agreements” has the meaning set forth in Section 5.02(b).

“Stockholders Equity” means, as of a given date, the aggregate amount of the common stockholders’ equity of the Company, determined in accordance with GAAP.

“Stockholders Equity Deficit” means the amount by which the Closing Date Equity Amount, as finally determined pursuant to Section 3.04, is less than the Base Equity Amount, if any.

“Stockholders Equity Surplus” means the amount by which the Closing Date Equity Amount, as finally determined pursuant to Section 3.04, is greater than the Base Equity Amount, if any.

“Straddle Period” means all Tax periods that include (but do not end on) the Closing Date.

“Subsidiary” means, with respect to a person, any other person directly or indirectly controlled by that person.

“Superior Proposal” has the meaning set forth in Section 7.05(b).

“Surrendering Person” has the meaning set forth in Section 3.03(c).

“Surviving Corporation” has the meaning set forth in Section 2.01(b)(1).

“Takeover Laws” has the meaning set forth in Section 5.02(h).

“Takeover Proposal” has the meaning set forth in Section 7.05(d).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, duties, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, capital stock, value added, production, transfer, franchise, registration, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, premium, occupation, property, environmental, unemployment, social security (or similar), net worth, escheat, alternative or add-on minimum, estimated or other taxes, custom duties, charges, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, fines, fees, additions to tax or additional amounts imposed by any Governmental Entity whether arising before, on or after the Effective Time and whether disputed or not and any obligation to indemnify or otherwise assume or succeed to the tax Liability of any other person.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, statements, estimates, information returns and claims for refund) required to be filed with respect to any Tax and any amendments or attachments thereto.

“Termination Fee” has the meaning set forth in Section 7.05(e).

“Third Party” has the meaning set forth in Section 7.05(c).

“Trade Secrets” means confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

“Unaudited Financial Statements” has the meaning set forth in Section 5.02(l)(1).

“WBCL” has the meaning set forth in Section 2.01(a).

“Year of Service” has the meaning set forth in Section 6.11(c).

1.02 Interpretation.

(a) In this Agreement, except as context may otherwise require, references:

(1) to the Preamble, recitals, articles, sections, schedules, or exhibits refer, respectively, to the Preamble to, a recital, article or section of, schedule, or exhibit to, this Agreement;

(2) to this Agreement are to this Agreement and the Schedules and Exhibits to it, taken as a whole;

(3) to the “transactions contemplated hereby” include the transactions provided for in this Agreement, including the Merger;

(4) to any agreement (including this Agreement) or Contract are to the agreement or Contract as amended, modified, supplemented, restated or replaced from time to time, to the extent permitted by the terms thereof;

(5) to any Applicable Law or other law refer to such Applicable Law or other law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any Applicable Law or other law include any successor to such section;

(6) to any Governmental Entity include any successor to that Governmental Entity;

(7) to the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(8) to the terms “dollars”, “cents” and “$” mean U.S. Dollars and Cents;

(9) to any gender include the other gender;

(10) to the phrase “date hereof” or “date of this Agreement” shall be deemed to refer to the date set forth in the Preamble; and

(11) to “foreign” or “federal” shall be by reference to the United States.

(b) The words “hereby”, “herein”, “hereof”, “hereunder” and similar terms, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) The words “include”, “includes” or “including” are to be deemed followed, in each case, by the words “without limitation”.

(d) The word “party” is to be deemed to refer to the Company or Purchaser.

(e) The word “person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

(f) The phrase “in the ordinary course” as used in this Agreement, shall be deemed to mean, in each case, “in the usual and ordinary course of business consistent with past practice”.

(g) The table of contents and article and section headings in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement or the meaning thereof.

(h) This Agreement is the product of negotiation by the parties, each having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other.

(i) No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate Applicable Law.

ARTICLE II

THE MERGER

2.01 The Merger and Holdco Merger.

(a) The Merger.

(1) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Wisconsin Business Corporation Law (the “WBCL”) and the Minnesota Business Corporation Act (the “MBCA”), Merger Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Initial Surviving Company”) in the Merger and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the WBCL and the MBCA.

(2) The Merger shall have the effects set forth in this Agreement, in Section 180.1106 of the WBCL, Section 302A.641 of the MBCA, and by Applicable Law.

(3) The name of the Initial Surviving Company as of the Effective Time will be the name of Merger Sub. The Constituent Documents of the Company, as in effect immediately before the Effective Time, will be the Constituent Documents of the Initial Surviving Company as of the Effective Time. Unless otherwise determined by Purchaser, the directors, officers and managers of Merger Sub immediately before the Effective Time will be the directors, officers and managers of the Initial Surviving Company immediately following the Effective Time, until their successors are duly appointed.

(b) The Holdco Merger.

(1) Immediately following the Merger, the Initial Surviving Company shall be merged with and into Purchaser. Following the Holdco Merger, the separate corporate existence of the Initial Surviving Company shall cease, and Purchaser shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of the Initial Surviving Company in accordance with the WBCL and the MGCL.

(2) The Holdco Merger shall have the effects set forth in this Agreement, in Section 180.1106 of the WBCL, Section 3-114 of the MGCL, and by Applicable Law.

(3) The name of the Surviving Corporation following the Holdco Merger will be the name of Purchaser immediately before the Holdco Merger. The Constituent Documents of Purchaser, as in effect immediately before the Holdco Merger, will be the Constituent Documents of Purchaser following the Holdco Merger. Unless otherwise determined by Purchaser, the directors, officers and managers of Purchaser immediately before the Holdco Merger will be the directors, officers and managers of the Surviving Corporation immediately following the Holdco Merger, until their successors are duly appointed.

(c) Intended Tax Treatment. The parties acknowledge and agree that the Merger is intended to be treated as a purchase of the Company Common Stock by Purchaser for federal income tax purposes pursuant to Rev. Rul. 90-95 and that the parties hereto will file all Tax returns consistent with such tax treatment.

2.02 Bank Merger. Concurrently with the execution of this Agreement, CCF Bank and the Company Bank have entered into the Bank Agreement and Plan of Merger attached hereto as Exhibit B (the “Bank Merger Agreement”). Pursuant to the Bank Merger Agreement, immediately following the Effective Time of the Merger, (i) the Company Bank will be merged with and into CCF Bank (the “Bank Merger”), (ii) the separate corporate existence of the Company Bank will cease and (iii) CCF Bank will continue as the surviving institution in the Bank Merger and will succeed to and assume all the rights and obligations of the Company Bank, in each case as provided in the Bank Merger Agreement and under Applicable Law.

2.03 Closing. The closing of the Merger (the “Closing”) will take place at the offices of Briggs and Morgan, P.A. in Minneapolis, Minnesota at 10:00 a.m., Minneapolis time, on the third Business Day following (x) the expiration of all applicable waiting periods associated with the Requisite Regulatory Approvals and (y) the satisfaction or waiver of the conditions set forth in Article VIII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions (the “Closing Date”). Notwithstanding the forgoing Closing location, the parties will make reasonable efforts to conduct Closing electronically to avoid the necessity of an in-person Closing.

2.04 Effective Time. The Merger shall become effective when articles of merger (the “Articles of Merger”), executed in accordance with the relevant provisions of the WBCL and MBCA, are filed with the Wisconsin Department of Financial Institutions and the Minnesota Secretary of State; provided, however, that, upon mutual consent of Purchaser and the Company, the Articles of Merger may provide for a later date of effectiveness of the Merger not more than thirty (30) days after the date the Articles of Merger are filed. When used in this Agreement, the term “Effective Time” shall mean the date and time at which the Articles of Merger have been accepted by the Wisconsin Department of Financial Institutions and the Minnesota Secretary of State or such later time established by the Articles of Merger. The Articles of Merger shall be filed on the Closing Date, or as soon as practicable thereafter.

2.05 Company Board Commitment. Except as otherwise set forth in Section 7.04, the Company Board shall take such action and execute such further agreements or consents as may be required under the WBCL or other Applicable Law, in each case, to effect the intent of the foregoing, including to approve the Merger.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.01 Effect on Stock. At the Effective Time, as a result of the Merger and without any action by the Company:

(a) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) All shares of Company Common Stock that are held in the treasury of the Company or owned by any wholly-owned Subsidiary of the Company, by Purchaser, Merger Sub, or any other Subsidiary of Purchaser shall automatically be canceled and cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor (the “Company Cancelled Shares”).

(c) (1) Subject to 3.01(c)(3), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than the Company Cancelled Shares and the Dissenting Shares, shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive the following, without interest:

(i) An amount equal to the Aggregate Cash Purchase Price, determined pursuant to Section 3.04, divided by the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (the “Cash Consideration”);

(ii) 1.3350 shares (the “Exchange Ratio”) of Purchaser Common Stock (the “Stock Consideration”), subject to the application of the following provisions:

a. If the Purchaser Closing Price is greater than $10.00 (the “Floor”) but less than $12.22 (the “Ceiling”), then no adjustment to the Exchange Ratio shall be made.

b. If the Purchaser Closing Price is less than the Floor but greater than $8.89 (the “Basement”), then the Exchange Ratio shall be adjusted to equal the Floor Stock Value divided by the Purchaser Closing Price. The “Floor Stock Value” means the product of the Floor and the Exchange Ratio set forth in Section 3.01(c)(1)(ii).

c. If the Purchaser Closing Price is less than the Basement, then the Exchange Ratio shall be adjusted to equal the Floor Stock Value divided by the Basement.

d. If the Purchaser Closing Price is greater than the Ceiling but equal to or less than $13.33 (the “Attic”), then the Exchange Ratio shall be adjusted to equal the Ceiling Stock Value divided by the Purchaser Closing Price. The “Ceiling Stock Value” means the product of the Ceiling and the Exchange Ratio set forth in Section 3.01(c)(1)(ii).

e. If the Purchaser Closing Price is greater than the Attic, then the Exchange Ratio shall be adjusted to equal the Ceiling Stock Value divided by the Attic.

(2) All of the shares of Company Common Stock converted into the right to receive the Cash Consideration and the Stock Consideration (the “Merger Consideration”) pursuant to this Article III shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock held in book entry form) shall thereafter represent only the right to receive (i) the Merger Consideration in accordance with, and subject to, Section 3.01(c)(1), (ii) as provided in 3.01(c)(3), cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this 3.01(c)(2), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 3.03(a). Old Certificates shall be exchanged for evidence of shares in book entry form (referred to herein as “New Book Entry Shares”), representing the Stock Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) and the Cash Consideration upon the surrender of such Old Certificates in accordance with Section 3.03, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Purchaser Common Stock or Company Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(3) Notwithstanding anything to the contrary contained herein, New Book Entry Shares or scrip representing fractional shares of Purchaser Common Stock shall not be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Purchaser Common Stock shall be payable on or with respect to any such fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Purchaser. In lieu of the issuance of any such fractional share, Purchaser shall pay to each former holder of Company Common Stock who otherwise would be entitled to receive a fractional share of Purchaser Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) to which such holder would otherwise have been entitled to receive pursuant to Section 3.01(c)(1), and (ii) the Purchaser Closing Price. As used herein, “Purchaser Closing Price” shall mean the average closing price of Purchaser Common Stock on the NASDAQ Global Market (“NASDAQ”) for the ten (10) full trading days ending on the third Business Day preceding the Closing Date. For purposes of determining any fractional share interest, all shares of Company Common Stock owned by a Company shareholder shall be combined so as to calculate the maximum number of whole shares of Purchaser Common Stock issuable to such Company shareholder.

(4) Notwithstanding anything to the contrary in this Agreement, each holder of an outstanding share of Company Common Stock the holder (a “Dissenting Shareholder”) of which has (A) not voted in favor of approval of the Merger, (B) demanded and perfected such holder’s right to dissent from the Merger and to be paid the fair value of such shares in accordance with Subchapter XIII of the WBCL and (C) as of the Effective Time, has not effectively withdrawn or lost such dissenters’ rights (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration, and the Dissenting Shareholder shall be entitled only to such rights as are granted by the WBCL. The Company shall give Purchaser prompt notice upon receipt by the Company of any notice from a Dissenting Shareholder of the exercise of dissenters’ rights and of withdrawals of such notice and any other instruments provided pursuant to Applicable Law, and Purchaser shall have the right to participate in all negotiations and proceedings with respect to any such demands. The Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any dissenters’ rights, or waive any failure to timely deliver a dissenters’ rights notice or the taking of any other action by a Dissenting Shareholder as may be necessary to perfect dissenters’ rights under the WBCL. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation. If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) such Dissenting Shareholder’s dissenters’ rights after the Effective Time, each share of Company Common Stock of such holder shall be treated as if it had been converted as of the Effective Time into the right to receive the Merger Consideration without interest thereon in accordance with Section 3.01(c).

(d) Each outstanding option for Company Common Stock shall receive the Merger Consideration deliverable to the shares of Company Common Stock issuable upon exercise of such option less the applicable exercise price of such option.

3.02 Purchaser to Make Merger Consideration Available. No later than the Closing Date, Purchaser shall deposit, or shall cause to be deposited, with Continental Stock Transfer & Trust (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Section 3.02, (a) New Book Entry Shares representing the aggregate Stock Consideration to be issued pursuant to Section 3.01(c) and exchanged pursuant to Section 3.03, and (b) cash in an amount sufficient to pay (i) the Cash Consideration payable to holders of Company Common Stock and (ii) cash in lieu of any fractional shares (such cash and New Book Entry Shares described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto, the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Purchaser, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to Purchaser.

3.03 Exchange of Certificates.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) Business Days thereafter, Purchaser shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration and that has not theretofore submitted such holder’s Old Certificates, a letter of transmittal (“Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent and instructions for use in effecting the surrender of the Old Certificates in exchange for the Stock Consideration and the Cash Consideration which such holder shall have become entitled to receive in accordance with, and subject to, Section 3.01(c), and any cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 3.03(b). A Letter of Transmittal shall be deemed properly completed with respect to a holder of Company Common Stock only if accompanied by one or more Old Certificates (or customary affidavits and indemnification regarding a loss or destruction of such Old Certificates or the guaranteed delivery of such Old Certificates) representing all shares of Company Common Stock covered by such Letter of Transmittal. From and after the Effective

Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed Letter of Transmittal duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor (i) New Book Entry Shares representing the Stock Consideration to which such holder of Company Common Stock shall have become entitled to receive in accordance with, and subject to Section 3.01(c), and, as applicable, (ii) a check representing the amount of (A) the Cash Consideration which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with, and subject to, Section 3.03, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 3.01(c)(3) and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 3.03(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Cash Consideration or any cash in lieu of fractional shares payable to holders of Old Certificates. Subject to the terms of this Agreement and the Letter of Transmittal, the Exchange Agent shall use reasonable discretion to determine whether any Letter of Transmittal has been properly completed and any Old Certificates properly surrendered or exchanged hereunder. Until surrendered as contemplated by this Section 3.03, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Agreement.

(b) No dividends or other distributions declared with respect to Purchaser Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with the exchange provisions of this Agreement. After the surrender of an Old Certificate, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Stock Consideration which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive.

(c) If the person surrendering an Old Certificate (the “Surrendering Person”) and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Old Certificate is properly endorsed to the Surrendering Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Old Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Surrendering Person surrendering such Old Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the Surrendering Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Old Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.03(d).

(e) At any time following the six (6) month period after the Effective Time, Purchaser shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Old Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Purchaser (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Old Certificates held by them. Notwithstanding the foregoing, neither Purchaser nor the Exchange Agent shall be liable to any holder of an Old Certificate for any Merger Consideration properly delivered in respect of such Old Certificates to a public official pursuant to any abandoned property, escheat or other similar Applicable Law.

(f) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Purchaser, the posting by such person of a bond in such amount as Purchaser may reasonably direct as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration deliverable in respect thereof.

(g) Purchaser shall reserve for issuance a sufficient number of shares of the Purchaser Common Stock for the purpose of issuing shares of Purchaser Common Stock in accordance with this Article III.

3.04 Aggregate Cash Purchase Price.

(a) At least five (5) Business Days prior to the Closing Date, the Company shall deliver to Purchaser an estimated unaudited consolidated balance sheet of the Company as of the close of business on the Closing Date (such balance sheet, the “Closing Date Balance Sheet”), prepared on a basis consistent with the accounting practices and policies used in the preparation of the Company Financial Statements, as well as the Company’s calculation of the Closing Date Equity Amount. The Company shall afford Purchaser and its Representatives the opportunity to review all work papers and documentation used by the Company in preparing the Closing Date Balance Sheet and the Company’s calculation of the Closing Date Equity Amount. For clarity, the Closing Date Balance Sheet: (i) shall not reflect payment or accrual of the Assumed Contract Costs, and (ii) shall reflect (A) the Company’s reasonably estimated earnings through the Closing Date and (B) that certain Business Note dated November 6, 2016 between the Company and Chippewa Valley Bank (which, for the avoidance of doubt, is being assumed by Purchaser) and (C) the Company’s payment or accrual of (1) all fees and expenses incurred (or estimated to be incurred) in connection with the consummation of the transactions contemplated by this Agreement, (including all fees payable to the Bank’s financial advisor, legal counsel, and accountants), (2) except for the Assumed Contract Costs, all vendor or funding termination or breakage penalties under any of the Company’s Contracts and any payments or distributions under any Bank Plan due as a result of this Agreement or the transactions contemplated by this Agreement, and (3) all payments, and any Taxes, fees, costs, expenses, and Liabilities related to such payments, to any employee of the Company or Company Bank to the extent such payments are subject to Section 280G of the Code (excluding the application of any severance, change of control, or retention payments made under any contract or agreement entered into between Purchaser or CCF Bank and any Continuing Employee).

(b) The Company’s calculation of the Closing Date Equity Amount shall be final and binding on the parties hereto, unless, no later than two (2) Business Days following Purchaser’s receipt of the Closing Date Balance Sheet and the Company’s calculation of the Closing Date Equity Amount, Purchaser shall notify the Company in writing of its disagreement with any amount included therein or omitted therefrom (each dispute, an “Objection”), in which case, the Closing shall be delayed and, if the parties are unable to resolve the Objections within three (3) Business Days of the receipt by the Company of the Objection(s), such unresolved Objections shall be resolved by a regionally recognized independent accounting firm selected by mutual agreement between Purchaser and the Company (the “Accounting Referee”). The Accounting Referee shall be instructed to resolve the Objections within five (5) Business Days of engagement, to the extent reasonably practicable. The determination of the Accounting Referee shall be final and binding on the parties hereto. The fees and costs of the Accounting Referee, if one is required, shall be payable (i) fifty percent (50%) by the Company, on the one hand, and (ii) fifty percent (50%) by Purchaser, on the other hand.

3.05 Withholding Rights. Each of the Exchange Agent, Purchaser and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to this Article III such amounts as may be required to be deducted and withheld from such payment under the Code or any other provision of Applicable Law. To the extent that amounts are so deducted and withheld by the Exchange Agent, Purchaser or the Surviving Corporation, as the case may be, and paid over to the appropriate governmental authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the Exchange Agent, Purchaser or the Surviving Corporation, as the case may be, made such deduction and withholding.

3.06 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of the Company, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company or otherwise to carry out the purposes of this Agreement.

ARTICLE IV

CONDUCT OF BUSINESS PENDING THE MERGER

4.01 Forbearances of the Company. The Company agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of Purchaser (which consent will not be unreasonably withheld or delayed), the Company shall cause each of the Company Bank and its other Subsidiaries not to:

(a) Ordinary Course. Conduct its business other than in the ordinary course or fail to use reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and authorizations and its existing relations with customers, suppliers, vendors, employees and business associates.

(b) Operations. Enter into any new line of business or change its lending, investment, underwriting, risk and asset liability management or other banking and operating policies or practices, except (i) as required by Applicable Law or policies imposed by any Governmental Entity or (ii) for immaterial adjustments to such policies or practices made in the ordinary course.

(c) Products. Materially alter any of its policies or practices with respect to the rates, fees, charges, credit or underwriting policies, levels of services or products available to customers of the Company Bank or, other than in response to market developments and with notice to Purchaser, offer any promotional pricing with respect to any product or service available to customers of the Company Bank; provided that the Company Bank’s response to market developments is comparable with its past practices in responding to similar market developments.

(d) Brokered Deposits; National CD Program; Federal Home Loan Bank Advances. Other than in the ordinary course, (i) book any “brokered deposits”, as such term is defined in 12 C.F.R. § 337.6, (ii) issue any new certificates of deposit in connection with its deposit program or (iii) make any additional borrowings in the form of a Federal Home Loan Bank advance, in each case of (i) – (iii), with an original maturity that is past the last day of the month that immediately precedes the month in which the Closing occurs.

(e) Deposit Mix. Materially alter the mix, type or aggregate amount of deposits held by the Company Bank.

(f) Securities Portfolio. Other than in the ordinary course, purchase any securities other than short-term securities issued by the United States Department of the Treasury with an original maturity that is no later than the last day of the month that immediately precedes the month in which the Closing occurs.

(g) Capital Expenditures. Make any capital expenditures in excess of twenty-five thousand dollars ($25,000) individually or fifty thousand dollars ($50,000) in the aggregate.

(h) Material Contracts. Terminate, enter into, amend, modify, extend or renew any Material Contract, provided, that, this restriction shall not apply if its application would cause the Company or its Subsidiaries to operate outside of the ordinary course of business.

(i) Extensions of Credit and Interest Rate Instruments. Make, renew or amend any Extension of Credit in excess of five hundred thousand dollars ($500,000) or make, renew, amend any Extension of Credit to any borrower carrying, or proposed to carry, a risk rating of 8, 9, or 10; enter into, renew or amend any Interest Rate Instrument in excess of three hundred thousand dollars ($300,000); or terminate any Interest Rate Instrument prior to its stated maturity (any action referred to in this Section 4.01(i), a “Restricted Lending Action”); provided, however, that the Company Bank may take a Restricted Lending Action, if (1) the Company Bank has delivered to Purchaser a notice of its intention to take such Restricted Lending Action and such additional information as Purchaser shall request in respect thereof and (2) Purchaser shall not have objected to such Restricted Lending Action within two (2) Business Days following the delivery to Purchaser of the notice of intention and information requested by Purchaser, if any; provided, that, this restriction shall not apply if its application would cause the Company or its Subsidiaries to operate outside of the ordinary course of business.

(j) Loan Portfolio. Amend or modify, including by entering into any forbearance agreement with respect to, any Extension of Credit, other than those described in Section 4.01(i) and other than in the ordinary course and consistent with the written loan policies of the Company Bank.

(k) Capital Stock. Issue, sell, split, combine, reclassify or otherwise permit to become outstanding, or dispose of, allow the creation of an Adverse Right in respect of or permit a Lien to be placed on any shares of its capital stock, or authorize or propose the creation of any additional shares of its capital stock or Rights with respect to its capital stock.

(l) Dividends, Distributions, Repurchases. Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock, or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock.

(m) Borrowings. Incur any additional Indebtedness other than as permitted by Section 4.01(d), provided, that, this restriction shall not apply if its application would cause the Company or its Subsidiaries to operate outside of the ordinary course of business.

(n) Insurance. Fail to maintain in effect any Company Insurance Policy, in each case on substantially the same terms as currently in effect.

(o) Branches. Close, sell, consolidate or relocate or materially alter any of its branches or offices.

(p) Reorganization. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except pursuant to this Agreement.

(q) Dispositions. Sell, transfer, mortgage, encumber, allow a Lien to be placed on or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except (i) for sales, transfers, Liens or other dispositions or discontinuances in the ordinary course and in a transaction that individually or taken together with all other such transactions is not material or not reasonably likely to be material to the Company, individually or in the aggregate, or (ii) in respect of assets received in foreclosure or otherwise in satisfaction of debts and which are sold in a commercially reasonable manner and in the ordinary course (provided that, at Purchaser’s request, the Company shall provide a list of dispositions of any such assets specified in clause (ii) during the period specified in such request).

(r) Acquisitions. Acquire (other than by way of foreclosures or acquisitions in a fiduciary or similar capacity, through an investment advisory or trust account, or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course) all or any portion of the assets, business, deposits or properties of any other person.

(s) Constituent Documents. Amend its Constituent Documents (or similar governing documents).

(t) Accounting and Audit Matters. Implement or adopt any change in (i) its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a Governmental Entity, or (ii) the scope or schedule of its auditing activities, other than the Company Bank writing up the value of its Bankers’ Bancorporation, Inc. stock to fair value pursuant to and in accordance with FASB Accounting Standards Codification 321.

(u) Tax Matters. Make, change or revoke any material Tax election, file any amended Tax Return with respect to a material amount of Taxes, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any right to claim a material refund of Taxes, take any action with respect to Taxes, other than in the ordinary course, change the residence of the Company or any of its Subsidiaries for Tax purposes or take any action which is reasonably likely to have a materially adverse impact on the Tax position of the Company or any of its Subsidiaries, or, after the Merger or Holdco Merger, on the Tax position of the Initial Surviving Company, Surviving Corporation or Purchaser or their respective Subsidiaries.

(v) Intellectual Property. Grant any license with respect to, permit the lapse of, or enter into, modify or terminate, any agreement relating to any Intellectual Property.

(w) Open Source Software. (i) Use Open Source Software, (ii) incorporate Open Source Software into any product or service offered by the Company or the Company Bank or into any Company Intellectual Property, or (iii) modify or distribute any product or service offered by the Company, the Company Bank or any Company Intellectual Property, in each case, such that the Company or the Company Bank would be required to disclose, distribute or otherwise make available the source code of any software contained in the Company Intellectual Property in order to comply with applicable Open Source Software licenses.

(x) Claims. Commence, settle or compromise any Proceeding, except for a Proceeding that is settled or compromised in the ordinary course in an amount or for consideration not in excess of ten thousand dollars ($10,000) and that would not (x) impose any restriction on the business of the Company, any of the Company’s Subsidiaries or, after the Effective Time, Purchaser or its Subsidiaries or (y) create a precedent for claims that is reasonably likely to be adverse to the Company, any of the Company’s Subsidiaries, or, after the Effective Time, Purchaser or its Subsidiaries.

(y) Compensation and Benefits. Except as required by Applicable Law, the terms of any Company Plan in effect on the date hereof, or as provided for under Section 6.11 of this Agreement, (i) increase the compensation, target and accrued bonus amounts or pension, welfare, severance or other benefits of any officer, employee or director of the Company or any of the Company’s Subsidiaries, other than ordinary course increases in base salaries not to exceed, in the aggregate, five percent (5%) of total base salaries in effect as of the date of this Agreement (and corresponding increases in target annual bonuses occurring solely as a result of such increases in base salaries), (ii) grant any equity-based award, (iii) materially increase the benefits provided under any Company Plan, (iv) grant or provide any increase in severance or termination payments or benefits to any officer, employee or director of the Company or any of its Subsidiaries, (v) establish, adopt, enter into, amend or terminate any Company Plan or award thereunder, (vi) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan, (vii) enter into or forgive any loan to any officer, employee or director of the Company or any of its Subsidiaries, (viii) terminate the employment of any “key executive” (as defined in the Company’s or its Subsidiaries’ severance guidelines as in effect as of the date hereof, if any), other than for cause, (ix) hire any employee who would be a “key executive” (as defined in the Company’s or its Subsidiaries’ severance guidelines as in effect as of the date hereof, if any), or (x) establish, adopt or enter into any collective bargaining or other labor agreement.

(z) Communication. Except as may be expressly required by Applicable Law or by applicable plan documents, make any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without (i) providing Purchaser with a copy of the intended communication, (ii) providing Purchaser with a reasonable period of time to review and comment on the communication, and (iii) cooperating with Purchaser in providing any such mutually agreeable communication (it being agreed that communications made in accordance with a plan pre-approved by Purchaser shall not require separate subsequent notification or approval).

(aa) Adverse Actions. Notwithstanding any other provision hereof, knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VIII not being satisfied in a timely manner, or any action that is reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by Applicable Law.

(bb) Commitments. Enter into any Contract with respect to, or otherwise agree or commit to do, any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01 Disclosure Letters. Before entry into this Agreement, the Company delivered to Purchaser a letter (the “Company Disclosure Letter”), and Purchaser delivered to the Company a letter (the “Purchaser Disclosure Letter”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more covenants contained in Article IV or Article VI or one or more representations or warranties contained in this Article V. The inclusion of an item in such letters as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or was required to be disclosed therein.

5.02 Representations and Warranties of the Company. Except as Previously Disclosed, the Company hereby represents and warrants to Purchaser as follows:

(a) Organization, Standing and Authority. The Company is a corporation duly organized, validly existing and in good standing under the WBCL. The Company Bank is a state charted bank duly organized, validly existing and in good standing under the banking laws of the State of Wisconsin. The Company’s Subsidiaries (other than the Company Bank) are duly organized, validly existing and in good standing under the jurisdiction of their incorporation or organization, as applicable. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. The Company has Previously Disclosed and made available to Purchaser a complete and correct copy of the Company’s and its Subsidiaries’ Constituent Documents, each as amended to the date hereof, and such Constituent Documents are in full force and effect.

(b) Company Securities.

(1) The authorized capital stock of the Company consists of 400,000 shares of capital stock, all of which shares of which are designated as Company Common Stock, $.25 par value per share, and no shares of which are designated as preferred stock. At the close of business on January 18, 2019, (i) 216,546 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid, nonassessable and free of preemptive rights; (ii) 114,085 shares of Company Common Stock were held in the treasury of the Company; (iii) an aggregate of 5,250 shares of

Company Common Stock were reserved for issuance under outstanding vested options (the “Company Stock Options”) to purchase shares of Company Common Stock pursuant to stock option agreements with employees of the Company (the “Stock Option Agreements”). The Stock Option Agreements are the only benefit plan or agreement of the Company or its Subsidiaries under which any securities of the Company or its Subsidiaries are issuable. Each share of Company Common Stock which may be issued pursuant to the Stock Option Agreements has been duly authorized and, if and when issued pursuant to the terms thereof, will be validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth above, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. Except for the Company Stock Options outstanding on the date hereof, there are no options, warrants, calls, rights, puts or Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver, sell or redeem or otherwise acquire, or cause to be issued, delivered, sold or redeemed or otherwise acquired, any shares of capital stock (or other voting securities or equity equivalents) of the Company or any of its Subsidiaries or obligating the Company or its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, put or Contract. Section 5.02(b)(1) of the Company Disclosure Letter sets forth a true and correct list as of December 28, 2018 of each record holder of Company Common Stock, with a notation as to which of such holders are current employees of the Company or its Subsidiaries. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. There are no Contracts to which the Company, any of its Subsidiaries or any of their respective officers or directors is a party concerning the voting of any capital stock of the Company or its Subsidiaries.

(2) There are no voting trusts, proxies, stockholder agreements or other agreements or understandings with respect to the voting of shares of Company Common Stock.

(3) Section 5.02(b)(3) of the Company Disclosure Letter lists all bonds, debentures, notes or other obligations that have been issued by the Company or any of its Subsidiaries as of the date hereof (other than deposits and other short-term obligations issued and outstanding in the ordinary course), which list includes a description of the terms and conditions on which such bonds, debentures, notes or other obligations may be redeemed by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries have any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matter.

(4) Section 5.02(b)(4) of Company Disclosure Letter contains a true, correct and complete listing of all of the Company’s Subsidiaries and any other person in which the Company or any of its Subsidiaries owns, directly or indirectly, any equity security and the amount and type of equity security held in each such Subsidiary or person, and the Company’s overall ownership percentage in such Subsidiary or person (compared to all issued and outstanding equity securities of such Subsidiary or person). Other than the Company’s Subsidiaries, neither the Company nor its Subsidiaries (i) owns, of record or beneficially, any outstanding voting securities or other equity interests in any person, (ii) has the power to direct or cause the direction of the management and policies of any person, whether through the ownership of voting securities, by Contract or otherwise, or (iii) has any right or obligation to acquire any equity interest in or to make a capital contribution to any person.

(c) Power. Each of the Company and its Subsidiaries has the corporate power and authority to own and operate its assets and properties and to conduct its businesses as such businesses are now being conducted. Each of the Company and the Company Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Bank Merger Agreement, as applicable, and to consummate the transactions contemplated hereby and thereby.

(d) Authority.

(1) On or prior to the date of this Agreement, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the WBCL, (iii) resolved to recommend the approval and adoption of this Agreement by the Company’s shareholders, and (iv) directed that this Agreement be submitted to the Company’s shareholders for approval and adoption. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Requisite Regulatory Approvals and approval of this Agreement by the shareholders of the Company, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to (x) approval and adoption of this Agreement by the shareholders of the Company and (y) the filing of appropriate merger documents as required by the WBCL. This Agreement has been duly executed and delivered by the Company and, assuming the valid authorization, execution and delivery of this Agreement by Purchaser and the validity and binding effect of this Agreement on Purchaser, this Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent enforceability may be limited by Permitted Enforceability Exceptions. The preparation of the Proxy Statement / Prospectus, which is to be included in the Form S-4, to be filed with the Securities and Exchange Commission (the “SEC”) and delivered to the shareholders of the Company shall be duly authorized by the Company’s Board of Directors. The portions of the Proxy Statement / Prospectus relating to the Company and its Subsidiaries and other portions of the Form S-4 within the reasonable control of the Company will comply in all material respects with the Exchange Act.

(2) On or prior to the date of this Agreement, the Board of Directors of the Company Bank has determined that the Bank Merger Agreement and the transactions contemplated thereby, including the Bank Merger, are advisable and fair to and in the best interests of the Company Bank and its shareholder. The Company Bank has all requisite corporate power and authority to enter into the Bank Merger Agreement and to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement by the Company Bank and the consummation by the Company Bank of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company Bank, subject to the approval and adoption of the Bank Merger Agreement by the Company, the sole shareholder of the Company Bank, and the filing of appropriate merger documents as required by the Wisconsin Banking law.

(e) Consents and Approvals. Section 5.02(e) of the Company Disclosure Letter contains a true, correct and complete listing of all notices, applications or other filings required to be made by the Company or any of its Subsidiaries with, and any consents, approvals, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity or any third party (such required third-party consents, the “Required Third-Party Consents”) in connection with the execution, delivery or performance by the Company of this Agreement, the execution, delivery or performance by the Company Bank of the Bank Merger Agreement or the consummation of the transactions contemplated hereby and thereby, except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including applications and notices under the Bank Merger Act and (ii) any filings specified in Section 2.04.

(f) No Defaults. Subject to making the filings and receiving the consents and approvals referred to in Section 5.02(e), and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement, the Bank Merger Agreement, and the consummation of the transactions contemplated hereby and thereby do not and will not violate, conflict with, require a consent or approval under or notice with respect to, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (i) the Company’s Constituent Documents, (ii) any Material Contract, policy or other instrument of the Company or any of its Subsidiaries, or by which Company or any of its Subsidiaries is bound or affected, or to which the Company or any of its Subsidiaries or any of their respective businesses, operations, assets or properties is subject or receives benefits, or (iii) any Applicable Law.

(g) Insolvency. Neither the Company nor any of its Subsidiaries is currently the subject of any Insolvency Procedure. Neither the Company nor any of its Subsidiaries has any Knowledge or reason to believe that it or the Company will become the subject of any Insolvency Procedure prior to the consummation of the Merger and the transactions contemplated hereby.

(h) Takeover Laws and Provisions. The Company has taken all action (including appropriate approvals of the Board of Directors of the Company) necessary to exempt Purchaser, its Subsidiaries and Affiliates, the Merger, the Bank Merger, this Agreement, the Shareholder Agreements and the transactions contemplated hereby and thereby from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or “antitakeover” provisions of Applicable Law (collectively, the “Takeover Laws”).

(i) Financial Advisors. Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except that, in connection with this Agreement, the Company has retained The Oak Ridge Financial Services Group, Inc. as its financial advisor, and a complete and correct copy of its Contract with Oak Ridge Financial has been made available to Purchaser.

(j) Indebtedness between Companies and Affiliates. Section 5.02(j) of the Company Disclosure Letter contains a true, correct and complete listing of all Indebtedness extended by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries, specifying in each case the terms and duration of such Indebtedness.

(k) Business Relationships with Affiliates. Each Contract between the Company or any of its Subsidiaries, on the one hand, and an Affiliate of the Company or any of its Subsidiaries, on the other hand, is set forth on Section 5.02(k) of the Company Disclosure Letter, is on market terms, is in compliance with any Applicable Law regarding affiliate transactions and was entered into in the ordinary course on an arm’s-length basis.

(l) Financial Reports and Regulatory Filings.

(1) The Company has Previously Disclosed complete and correct copies of the Company’s audited balance sheets and statements of income, cash flows, and stockholders equity (including, in each case, any notes thereto) as of and for the years ending December 31, 2015 and 2016 (the “Prior Audited Financial Statements”) and the Company’s unaudited balance sheets and statements of income, cash flows and stockholders equity (including, in each case, any notes thereto) as of and for the years ending December 31, 2017 and December 31, 2018 (the “Unaudited Financial Statements”). The Company will use reasonable best efforts to provide Purchaser within seventy five (75) days following the date hereof with audited balance sheets and statements of income, cash flows, and stockholders equity for the years ending December 31, 2017 and December 31, 2018, along with signed, unqualified opinions of CliftonLarsenAllen LLP, the Company’s independent auditor, with respect thereto (the “Audited Financial Statements”, together with the Prior Audited Financial Statements and Unaudited Financial Statements, the “Company Financial Statements”). Each of the statements of financial position (or equivalent statements) included in the Company Financial Statements (including any related notes and schedules) fairly presents or will fairly present in all material respects the consolidated financial position of the Company as of the date of such statement, and each of the statements of income, comprehensive income (loss), changes in shareholders’ equity and cash flows included in the Company Financial Statements (including any related notes and schedules) fairly presents or will fairly present in all material respects the consolidated results of operations, comprehensive income (loss), changes in shareholders’ equity and changes in cash flows, as applicable, of the Company for the periods set forth in such statement, in each case, in accordance with GAAP, during the periods involved. The Audited Financial Statements will be consistent in all material respects with the Unaudited Financial Statements.

(2) Since December 31, 2014, each of the Company and its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Entities, except where the failure to so file would not be, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and statements, including the financial statements, exhibits and schedules thereto, complied with all of the Applicable Laws enforced or promulgated by the Governmental Entity with which they were filed, except where the failure to do so would not be, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

(m) Absence of Undisclosed Liabilities. Except (i) as fully and adequately reflected or reserved against in the Company Financial Statements as of December 31, 2018 and (ii) for Liabilities incurred in the ordinary course subsequent to December 31, 2018 that would not be prohibited by this Agreement and are not material to the Company, taken as a whole, the Company has no Liabilities.

(n) Absence of Certain Changes; Conduct of Business. Since December 31, 2018, (i) other than in the ordinary course, the Company has not incurred any material Liability, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, (ii) each of the Company and its Subsidiaries has conducted its businesses in all material respects in the ordinary course, (iii) neither the Company nor any of its Subsidiaries has taken any of the actions that would otherwise be prohibited without Purchaser’s consent pursuant to Section 4.01, and (iv) no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts and circumstances, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole.

(o) Litigation. There is no dispute or Proceeding (x) pending, (y) to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries, or (z) with respect to any Proceeding that is reasonably likely to be material, to the Company’s Knowledge, reasonably likely to be brought against or affecting the Company or any of its Subsidiaries, nor is there any judgment, order, decree, injunction or ruling of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries (or to the Company’s Knowledge, in the process of being issued), except, in each case, as would not if adversely determined, individually or in the aggregate, be reasonably likely to (i) involve a claim for damages to the Company or any of its Subsidiaries in excess of ten thousand dollars ($10,000), (ii) impair the ability of the Company or any of its Subsidiaries to operate its business in the ordinary course, or (iii) impair or delay the ability of any the Company to consummate the Merger, the Company Bank to consummate the Bank Merger, or the transactions contemplated hereby or by the Bank Merger Agreement.

(p) Compliance with Laws. Each of the Company and its Subsidiaries: (1) conducts its business, and in the last five (5) years, has conducted its business, in all material respects, in compliance with all Applicable Laws pertaining to it or to the employees conducting such businesses, including but not limited to all Applicable Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B thereunder, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z thereunder, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act,

the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, any bank regulatory agency, the SEC or the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X thereunder, the TILA-RESPA Integrated Disclosure Rule, the Americans with Disabilities Act of 1990, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, in each case to the extent applicable to the Company or any of its Subsidiaries; (2) has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to own or lease its assets and properties and to conduct its business as it is now being conducted, and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to its Knowledge, no suspensions or cancellations are threatened; (3) has not received, since December 31, 2012, any notification from a Governmental Entity (A) asserting that it is not in compliance with any Applicable Law that such Governmental Entity enforces, (B) threatening to suspend, cancel, revoke or condition the continuation of any permit, license, authorization, order or approval or (C) restricting or disqualifying, or threatening to restrict or disqualify, its activities, except, in the case of each of clauses (A), (B) and (C), as would not, individually or in the aggregate, be material to the Company, individually or in the aggregate; and (4) has not, in any of the last ten (10) years, been convicted or pled guilty to any felony or misdemeanor. The Company Bank received a rating of “Satisfactory” or better on its most recent CRA examination.

(q) Regulatory Matters. Neither the Company nor any of its Subsidiaries is subject to, nor has it been advised that the Company or any of its Subsidiaries is reasonably likely to become subject to, any written order, decree, agreement or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted, in the past twenty-four (24) months, any extraordinary board resolutions at the request of, any Governmental Entity charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of the Company or any of its Subsidiaries. To the Company’s Knowledge, there is no reason relating to the Company or any of its Subsidiaries why the Requisite Regulatory Approvals will not be obtained in a prompt and timely manner.

(r) Books and Records and Internal Controls.

(1) The Company’s and its Subsidiaries’ books and records have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(2) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company and its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. The Company and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding (i) the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and (ii) prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company and its Subsidiaries.

(3) Since December 31, 2012, neither the Company nor any of its Subsidiaries has received from its independent accountants any oral or written notification of any (i) “significant deficiency” in the design or operation of its internal controls over financial reporting, (ii) “material weakness” in its internal controls over financial reporting, or (iii) fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(s) Intellectual Property.

(1) All Intellectual Property used in the operation of the respective businesses of the Company and its Subsidiaries (“Company Intellectual Property”) is either owned by the Company or one of its Subsidiaries (“Owned Intellectual Property”) or is used by the Company or its Subsidiaries pursuant to a valid, written license agreement (“Licensed Intellectual Property”). All of the Company’s and its Subsidiaries’ rights to the Company Intellectual Property shall survive the consummation of the transactions contemplated by this Agreement unchanged. Consummation of the Merger and the transactions contemplated by this Agreement will not create any rights authorizing third parties to use any Intellectual Property owned by Purchaser or Purchaser’s Subsidiaries. The Company or one of its Subsidiaries exclusively owns all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens. The Owned Intellectual Property is subsisting, valid and enforceable, and is not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Company’s or its Subsidiaries’ use thereof or its rights thereto. The Company has Previously Disclosed all Owned Intellectual Property that is Registered or material to the business of the Company and its Subsidiaries.

(2) The conduct of the businesses of the Company and its Subsidiaries does not, and in the past six (6) years has not, infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party. To the Company’s Knowledge, no person is infringing, misappropriating or otherwise violating any Owned Intellectual Property right or, to the Company’s Knowledge, any rights of the Company or its Subsidiaries in any Licensed Intellectual Property.

(3) Each of the Company and its Subsidiaries has taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by it, and, to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure or license agreements which have not, to the Company’s Knowledge, been breached. All Intellectual Property developed under Contract for the Company or its Subsidiaries has been validly assigned to, or is otherwise owned by, the Company or its Subsidiaries.

(4) The IT Assets are in good working condition normal wear and tear excepted; have been properly maintained by technically competent personnel in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry to ensure proper operation, monitoring and use; operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company or its Subsidiaries in connection with its businesses; and have not materially malfunctioned or failed within the past three (3) years. To the Company’s Knowledge, the IT Assets do not contain any “time bombs”, “Trojan horses”, “back doors”, “trap doors”, “worms”, viruses, bugs, faults or other devices or effects that (i) enable or assist any person to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets.

(5) Each of the Company and its Subsidiaries has established and is in compliance with a written information security program that includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of transactions and data. To the Company’s Knowledge, no person has gained unauthorized access to the IT Assets. Each of the Company and its Subsidiaries has implemented backup, security and disaster recovery technology and safeguards consistent with industry practices. Each of the Company and its Subsidiaries takes reasonable measures, which are adequate to comply with all Applicable Law and its contractual and privacy commitments, to protect the confidentiality of customer financial and other data. Each of the Company and its Subsidiaries has taken commercially reasonable measures to provide for the backup and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business.

(6) The Company has Previously Disclosed each item of Open Source Software that is licensed or otherwise used by the Company or its Subsidiaries. The conduct of the business of the Company and its Subsidiaries as currently conducted does not violate any license terms applicable to any item of such Open Source Software. No software contained in the Owned Intellectual Property contains, is derived from, is distributed with or is being or was developed using Open Source Software that is licensed under any terms that impose or could impose a requirement or condition that any software contained in the Owned Intellectual Property or part thereof: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making modifications or derivative works; or (iii) be redistributable at no charge.

(t) Taxes.

(1) Section 5.02(t)(1) of the Company Disclosure Letter lists each material obligation, debt, account balance or other payable or receivable of any kind between the Company or its Subsidiaries, on the one hand, and any of their Affiliates, on the other hand.

(2) All Tax Returns that were required to be filed (taking into account any extensions of time within which to file) by or with respect to the Company or its Subsidiaries have been duly, timely and accurately filed with the appropriate Governmental Entity and all such Tax Returns are true, complete and accurate in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.

(3) All material Taxes that are due and payable with respect to the Company or its Subsidiaries (whether or not shown to be due on any Tax Return) have been paid in full.

(4) All deficiencies asserted or assessments made as a result of any audit or examination of the Company or its Subsidiaries or by any Governmental Entity of the Tax Returns referred to in Section 5.02(t)(2) have been paid in full or otherwise finally resolved. To the Company’s Knowledge, no issues have been raised by any Governmental Entity, or are expected to be raised by any directors or officers of the Company or its Subsidiaries based upon personal contact with any agent of any Governmental Entity, in connection with any audit or examination of any Tax Return and no such issues are currently pending.

(5) There are no pending, or threatened in writing, audits, examinations, investigations or other Proceedings in respect of Taxes, Tax Returns or Tax matters, in each case, with respect to the Company or its Subsidiaries. No written claim has been made within the past three (3) years by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to any Tax imposed by that jurisdiction.

(6) The Company has made available to Purchaser complete copies of all Tax Returns filed by the Company and its Subsidiaries for all periods beginning with the fiscal year ended December 31, 2014.

(7) The U.S. federal income Tax basis of each asset of the Company and its Subsidiaries as of December 31, 2018 is no lower than the amount set forth in Section 5.02(t)(7) of the Company Disclosure Letter.

(8) All Taxes that the Company and its Subsidiaries are obligated to withhold from amounts paid or owing to any employee, independent contractor, creditor, stockholder, customer, client, account holder, or other third party have been withheld and paid over to the proper Governmental Entity in a timely manner, to the extent due and payable.

(9) Each of the Company and its Subsidiaries (i) collects and maintains appropriate IRS Forms W-9 and W-8 and other required Tax forms, that are accurate and valid in all material respects with respect to each customer, client, creditor or other party in accordance with Applicable Law and (ii) has complied with all material Tax information reporting requirements.

(10) No extensions or waivers of statutes of limitation with respect to Tax matters have been requested or given by any Tax authority, by the Company, or by any of the Company’s Subsidiaries which are currently in effect.

(11) The Company has adequately reserved or accrued in the Company Financial Statements (rather than in any notes thereto) for all accrued and unpaid Taxes of the Company and its Subsidiaries and such reserve is adequate as adjusted for the passage of time through the Closing Date in accordance with past practice and custom of the Company and its Subsidiaries in filing their Tax Returns. Since December 31, 2017, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, outside the ordinary course of business.

(12) No Liens for Taxes exist with respect to any of the Company’s or its Subsidiaries’ assets or properties, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith.

(13) Neither the Company nor any of its Subsidiaries have any liability for the Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law). Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period beginning after the Closing Date as a result of any (i) change in accounting method occurring in any Pre-Closing Tax Period by the Company or its Subsidiaries, (ii) use of an improper method of accounting in a Pre-Closing Tax Period by the Company or its Subsidiaries, (iii) written agreement entered into with, or letter ruling received from, a Governmental Entity by the Company or any of its Subsidiaries executed prior to the Closing Date, (iv) installment sale or open transaction disposition made prior to the Closing Date by the Company or its Subsidiaries, (v) prepaid amount or advance payment received on or prior to the Closing Date by the Company or its Subsidiaries or (vi) election under Section 108 of the Code (income from discharge of indebtedness) in respect of a Pre-Closing Tax Period by the Company or its Subsidiaries.

(14) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnification agreement or any similar agreement.

(15) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than a group the common parent of which is the Company).

(16) No closing agreements, private letter rulings, technical advice, memoranda or similar agreement or rulings have been entered into or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries.

(17) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated hereby.

(18) Neither the Company nor any of its Subsidiaries has been a party to any distribution occurring during the two (2)-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(19) Neither the Company nor any of its Subsidiaries has participated in any reportable or listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b).

(u) Environmental Matters. To the Company’s Knowledge, each of the Company and its Subsidiaries has complied in all material respects with all applicable Environmental Laws; to the Company’s Knowledge there are no material Proceedings of any kind, pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries in any court, agency, or other Governmental Entity or in any arbitral body, arising under or relating to any Environmental Law; there are no agreements, orders, judgments, decrees, settlements or indemnities to which the Company or any of its Subsidiaries is a party with any court, regulatory agency, Governmental Entity or private party, imposing Liability under any Environmental Law; to the Company’s Knowledge there are and have been no Hazardous Materials released or present in concentrations or quantities in violation of Environmental Laws or in concentrations or quantities that require remediation pursuant to Wis. Stat. § 292.11; to the Company’s Knowledge there are no past, present or reasonably anticipated future events, conditions, circumstances, practices, plans or legal requirements that could give rise to material obligations or material Liabilities of the Company or any of its Subsidiaries under any Environmental Law; and the Company has delivered to Purchaser copies of all material environmental reports, studies, assessments, sampling data and memoranda in its possession relating to the Company or any of their current or former properties or activities.

(v) Labor Matters.

(1) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union or like organization, and to the Company’s Knowledge, there are no activities or proceedings either pending or threatened by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or its Subsidiaries.

(2) There is no strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or arbitration or grievance pending or, to the Company’s Knowledge, threatened. Each of the Company and its Subsidiaries is in compliance in all material respects with all Applicable Laws respecting labor, employment and employment practices, including, without limitation, terms and conditions of employment, worker classification (inclusive of workers as employees or independent contractors and as exempt or non-exempt employees), wages and hours, wrongful discharge, equal employment opportunity, leaves of absence, work authorization, immigration status, workers compensation, unemployment compensation, and occupational safety and health, and has not engaged in any unfair labor practices or similar prohibited practices. No pending, or to the Company’s Knowledge, threatened Proceeding exists against the Company or its Subsidiaries brought by or on behalf of any current, prospective, or former employee, consultant, or independent contractor with respective to labor, employment and employment practices. There are no pending, or to the Company’s Knowledge, threatened workers compensation Proceedings regarding any employee of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has incurred any Liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar Applicable Law that remains unsatisfied.

(3) Neither the Company nor any of its Subsidiaries is delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, benefits, contributions or other compensation for any services or otherwise arising under any Company Plan. All of the Company’s and its Subsidiaries’ employees are “at-will” employees. No employee of the Company or its Subsidiaries has provided any notice to the Company or its Subsidiaries of the employee’s intent to terminate employment.

(w) Employee Benefits.

(1) Section 5.02(w)(1) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Plan. With respect to each Company Plan that will be retained by Purchaser, the Company has made available to Purchaser, to the extent applicable, accurate and complete copies of (i) the Company Plan document, including any amendments thereto, and all related trust documents, insurance Contracts or other funding vehicles, (ii) a written description of such Company Plan if such plan is not set forth in a written document, (iii) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any such Company Plan, (iv) the most recent IRS determination or opinion letter, and (v) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto). No Company Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or its Subsidiaries who reside or work outside of the United States.

(2) (i) Each Company Plan (including any related trusts) has been established, operated and administered in all material respects in compliance with its terms and Applicable Law, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or its Subsidiaries with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (iii) there are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or Proceedings by a Governmental Entity, participant, beneficiary or similar party by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any material Liability to the Company or its Subsidiaries.

(3) Each Company Plan that is intended to be qualified under Section 401(a) of the Code is a prototype or volume submitted document for which the IRS has issued a favorable opinion letter upon which the Company is entitled to rely and to the Company’s Knowledge, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Plan. Neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

(4) Neither the Company nor its Subsidiaries has, nor do they expect to incur, any material Liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Company Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, which will be retained by Purchaser, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then current value of assets of such Company Plan, (iii) no unsatisfied Liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by the Company or its Subsidiaries, (iv) the PBGC has not instituted proceedings to terminate any such Company Plan, and (v) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30)-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(5) Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or Liability (including any contingent Liability) under, any “multiemployer plan” within the meaning of Section 3(37) of ERISA in the last six (6) years. With respect to any “multiemployer plan” contributed to any ERISA Affiliate, neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA that remains unsatisfied.

(6) Except as required by Applicable Law, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any person, and neither the Company nor any of its Subsidiaries has any obligation to provide such benefits. To the extent that the Company or any of its Subsidiaries sponsors such plans, the Company or its Subsidiary, as applicable, has reserved the right to amend, terminate or modify at any time each Company Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any person.

(7) Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder. No transfer of property has been deemed to have occurred under Section 409A(b)(3) of the Code, to the extent any restricted period has existed with respect to a single-employer defined benefit plan for which the Company or one of its Subsidiaries is either the plan sponsor or a member of a controlled group which includes the plan sponsor.

(8) Except as set forth in Section 5.02(w)(8) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) entitle any current or former officer, employee, director, or independent contractor of the Company or its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Plan, (iv) otherwise give rise to any material Liability under any Company Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time, or (vi) give rise to the payment of any amount under any of the Company Plans that would be nondeductible by reason of Section 280G of the Code (excluding the application of any severance, change of control, or retention payments made under any contract or agreement entered into between Purchaser or CCF Bank and any Continuing Employee).

(9) Neither the Company nor any of its Subsidiaries has an obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest, fines, fees or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(10) Neither the Company nor any ERISA Affiliate has prepaid or prefunded any welfare plan described in Section 3(1) of ERISA through a trust, reserve, premium stabilization, or similar account, nor does it provide benefits through a voluntary employee beneficiary association as defined in Section 501(c)(9) of the Code.

(11) Each of the Company and any ERISA Affiliate has classified all individuals (including but not limited to independent contractors and leased employees) appropriately under the Company Plans.

(12) Each of the Company and its Subsidiaries have at all times provided group medical coverage to its employees in a manner reasonably expected to avoid triggering a Tax or penalty under Section 4980H of the Code.

(x) Property.

(1) Each of the Company and its Subsidiaries has good, and in the case of real property, insurable, title to, or, in the case of securities and investments, a “security entitlement” (as defined in the Uniform Commercial Code) in, or in the case of leased property, a valid and enforceable leasehold interest in, all property (whether real or personal, tangible or intangible, and including securities and investments) (all real property leased or owned by the Company or its Subsidiaries, including all appurtenances and improvements thereto and fixtures thereon, being referred to herein as “Company Real Property”), and assets purported to be owned or leased by the Company or its Subsidiaries, except for the following (collectively, “Permitted Liens”): (i) immaterial defects that do not detract from the value of the property, (ii) statutory Liens for current Taxes or other governmental charges or withholding not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves required pursuant to GAAP have been made, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or similar Liens arising in the ordinary course, (iv) zoning, entitlement, building and other land-use regulations imposed by Governmental Entities which are not violated by the current use and operation of such property or which can be insured over, (v) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to any property which in the aggregate do not materially impair the occupancy and use of such property and (vi) any right of way or easement related to public roads which in the aggregate do not materially impair the occupancy and use of such property.

(2) The Company has Previously Disclosed to Purchaser a complete and accurate list of all Company Real Property, and has made available to Purchaser complete and accurate copies of all lease documents relating to real property leased by the Company or its Subsidiaries. There are no unsatisfied capital expenditure requirements or remodeling obligations of the Company or its Subsidiaries involving any Company Real Property, other than ordinary maintenance and repair obligations, in each case, not in excess of twenty-five thousand dollars ($25,000) individually or fifty thousand dollars ($50,000) in the aggregate.

(y) Material Contracts.

(1) Section 5.02(y)(1) of the Company Disclosure Letter contains a true, correct and complete listing of all of the following Contracts (“Material Contracts”) to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries may be bound, or to which the Company or the Company’s assets or properties may be subject as of the date hereof:

(i) any lease of real property or material personal property;

(ii) any partnership, limited liability company, joint venture or other similar agreement or arrangement;

(iii) any Contract relating to the acquisition or disposition of any material business or operations (whether by merger, sale of stock, sale of assets or otherwise) as to which there are any ongoing obligations or that was entered into on or after December 31, 2015;

(iv) any Contract for the purchase of services, equipment, IT Assets or other assets or property, or the license of any Licensed Intellectual Property, in each case, that creates future payment obligations in excess of twenty-five thousand dollars ($25,000) (on a one-time or annualized basis) and that by its terms does not terminate or is not terminable without penalty upon notice of sixty (60) days or less;

(v) any Contract, to the extent not covered by Section 5.02(y)(1)(iv), that creates future payment obligations in excess of twenty-five thousand dollars ($25,000) (on a one-time or annualized basis) and that by its terms does not terminate or is not terminable without penalty upon notice of sixty (60) days or less, or any Contract that creates or would create a Lien;

(vi) any Contract providing for an irrevocable power of attorney on behalf of the Company or any of its Subsidiaries;

(vii) any Contract, other than this Agreement, providing for exclusive dealing or limiting the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any person;

(viii) any Contract, other than this Agreement, that requires the Company to disclose Confidential Information or to indemnify or hold harmless any person (in each case, excluding Contracts entered into in the ordinary course with suppliers of goods or services);

(ix) any Contract, other than this Agreement, (i) with (A) any Affiliate of the Company, (B) any current or former director, officer, employee, consultant or five percent (5%) or more shareholder of the Company or any Affiliate, or (C) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a person identified in clauses (A) or (B) of this subparagraph (i); or (ii) referred to in subparagraph (i) but that, although neither the Company nor its Subsidiaries is a party to or bound by, the Company or any of its Subsidiaries receives the benefit of or has obligations under;

(x) any Contract with a Governmental Entity, excluding Contracts entered into in the ordinary course involving loans or extensions of credit to municipalities;

(xi) any Contract pursuant to which any person has been granted any right in or to any Owned Intellectual Property; and

(xii) any other Contract not entered into in the ordinary course that is material to the Company or its Subsidiaries or their respective financial conditions or results of operations.

(2) Each Material Contract is a valid and legally binding agreement of the Company or its Subsidiaries and, to the Company’s Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with the terms of such Contract (except as enforcement may be limited by one or more Permitted Enforceability Exceptions) and is in full force and effect. Neither the Company, any of the Companies Subsidiaries nor, to the Company’s Knowledge, any counterparty or counterparties, is in breach of any material provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Material Contract. Except as set forth in Section 5.02(y)(2) of the Company Disclosure Letter, each Material Contract is terminable without cause and without penalty, fee, or prepayment on no more than sixty (60)-days’ notice.

(z) Material Interests of Certain Persons. No officer or director of the Company or its Subsidiaries, or “associate” (as such term is defined in Rule 12b-2 under the Exchange Act) of any such officer or director, has any material interest in any material property (whether real or personal, tangible or intangible) or Contract used in or pertaining to the business of the Company or its Subsidiaries.

(aa) Insurance Coverage. Each of the Company and its Subsidiaries maintains commercially reasonable insurance coverage for all normal risks incident to the business, properties and assets of the Company and its Subsidiaries. Such coverage is of a character and amount at least equivalent to that typically carried by persons engaged in similar businesses and subject to the same or similar perils or hazards. The Company has Previously Disclosed a complete and correct list of each Contract representing such coverage as of the date hereof (the “Company Insurance Policies”). All premiums due and payable with respect to the Company Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has received any written notice from any such underwriter of non-coverage of any particular claim or of cancellation, non-renewal, material premium increase or other material change in prospective coverage with respect to any Company Insurance Policy.

(bb) Trust Business. Neither the Company nor any of its Subsidiaries is empowered or authorized, nor is the Company or any of its Subsidiaries required to be empowered or authorized, under Applicable Law to exercise any trust, fiduciary, custodian, guardian, or conservator powers to conduct its business. Neither the Company nor any of its Subsidiaries is required to be a registered investment advisor.

(cc) Extensions of Credit.

(1) Each loan, revolving credit facility, letter of credit or other extension of credit or commitment to extend credit (collectively, “Extensions of Credit”) made or entered into by the Company Bank is evidenced by promissory notes, mortgages or other evidences of Indebtedness, which, together with all security agreements and guarantees, are valid and legally binding obligations of the Company Bank and, to the Company’s Knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by one or more Permitted Enforceability Exceptions) and are in full force and effect. Other than Extensions of Credit that have been Previously Disclosed pursuant to the immediately succeeding sentence, neither the Company Bank nor, to the Company’s Knowledge, any counterparty or counterparties, is in breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of, performance required by, or resulting in a right of termination or acceleration under, any Extension of Credit, except as would not, in the aggregate, reasonably be likely to be material to the Company or its Subsidiaries, individually or taken as a whole. Other than the Company Bank, neither the Company nor any of its other Subsidiaries are party to any Extensions of Credit. Set forth on Section 5.02(cc)(1) of the Company Disclosure Letter is a complete and correct list as of December 31, 2018 of all Extensions of Credit that have been classified by it or any Governmental Entity as “Special Mention”, “Substandard”,

“Doubtful”, or “Loss” as of the month end prior to the date hereof, and all Extensions of Credit that are more than thirty (30) days past due as of the month end prior to the date hereof.

(2) The provisions for loan losses contained in the Company Financial Statements were established in accordance with past practices and experiences of the Company and the Company Bank and in accordance with the requirements of GAAP and are adequate thereunder.

(3) The Company has made available to Purchaser true and correct copies of the loan files for each individual loan, note, borrowing arrangement and other commitment for credit relationships between the Company Bank, on the one hand, and any third-party obligor, on the other hand, as of the date hereof. Such files contain, in all material respects, all of the documents and instruments relating to such loan, note, borrowing, arrangement or other commitment, including copies of all promissory notes.

(4) Neither the Company nor any of its Subsidiaries is subject to any Contract pursuant to which the Company or any of its Subsidiaries has sold any Extensions of Credit or pools of, or participations in, Extensions of Credit containing any obligation to repurchase part or all of such Extensions of Credit or such pools or participations.

(5) The Company has previously delivered to Purchaser a loan data tape in Excel format disclosing information regarding all loans, notes, borrowing arrangements and other commitments for credit relationships by the Company or any of its Subsidiaries as of the date previously delivered, which information is accurate and complete in all material respects as of the date hereof.

(dd) Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors and other option agreements and other interest rate risk management arrangements (collectively, “Interest Rate Instruments”), whether entered into for the account of the Company or its Subsidiaries or for the account of a customer of the Company or its Subsidiaries, were entered into in the ordinary course and in accordance with prudent banking practice and applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time. All Interest Rate Instruments are valid and legally binding obligations of the Company or its Subsidiaries and, to the Company’s Knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by one or more Permitted Enforceability Exceptions) and are in full force and effect. Neither the Company, its Subsidiaries nor, to the Company’s Knowledge, any counterparty or counterparties, is in breach of any provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Interest Rate Instrument. The Company has Previously Disclosed a complete and correct list of all Interest Rate Instruments as of the date hereof.

(ee) Deposits.

(1) The Company has made available to Purchaser true and correct schedules of the Company Bank’s deposits, as of December 31, 2018, in a form reasonably acceptable to Purchaser (the “Company Deposits”).

(2) The Company Deposits were solicited, opened, extended or made and have been maintained and currently exist in compliance, in all material respects, with all Applicable Laws.

(3) The agreements relating to the Company Deposits are in compliance, in all material respects, with all applicable Laws.

(4) The Company Deposits are insured by the FDIC in accordance with the Federal Deposit Insurance Act to the fullest extent permitted by Law. To the Knowledge of the Company, there is no action by the FDIC to terminate the Company Bank’s deposit insurance. The Company Bank has paid all premiums and assessments and has duly, timely and accurately filed all reports required to be paid or filed by it with the FDIC or any other applicable bank regulatory authority.

(5) Except as set forth in Section 5.02(ee)(5) of the Company Disclosure Letter, none of the Company Deposits are subject to or were acquired through the Certificate of Deposit Account Registry Service or similar pass-through FDIC insured product.

(6) The Company Bank has posted debit card transactions, including point of sale and ATM transactions, checks and any other form of transfer to the accounts of its customers in chronological or “real time” order as the transactions were presented to the Company Bank and such posting order has been used by the Company Bank since no later than January 1, 2016.

(ff) Sufficiency of Assets. Each of the Company and its Subsidiaries owns good and marketable title to, or has the valid right to use, lease or license, all of the assets and rights used in the operation of the Company’s and its Subsidiaries’ businesses as currently conducted. Such assets and rights constitute all of the material assets, tangible and intangible, of any nature whatsoever, used in the operation of such businesses as currently conducted.

(gg) Opinion of Financial Advisor The Company has received the opinion of The Oak Ridge Financial Services Group, Inc., as of the date hereof, to the effect that, as of the date hereof, the Merger Consideration is fair to the Company’s shareholders from a financial point of view. A copy of the draft of such opinion has been delivered to Purchaser.

(hh) Shareholder Vote. The affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock is required to approve and adopt this Agreement. No other vote of the shareholders of the Company is required by Law, the Company’s Constituent Documents or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

(ii) Proxy Statement / Prospectus. None of the information concerning the Company and its Subsidiaries to be included in the proxy statement / prospectus to be delivered to the shareholders of the Company (the “Proxy Statement / Prospectus”) will, at the time of the mailing of the Proxy Statement / Prospectus and at the time of the Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Shareholder Meeting any event shall occur that is required at that time to be described in the Proxy Statement / Prospectus or to amend any statements in the Proxy Statement / Prospectus, the Company will inform Purchaser so that such event shall be so described, and an appropriate amendment or supplement shall be promptly filed by Purchaser with the SEC and, as required by Law, disseminated to the shareholders of the Company.

(jj) Disclosure. No representation or warranty by the Company herein, in the Company Disclosure Letter or any certificate, exhibit or document furnished or to be furnished by the Company pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in the light of the circumstances in which they were made, not misleading. No notification given by the Company pursuant to Section 6.01(b) will contain any untrue statement or omit to state a material fact necessary to make the statements therein or herein, in the light of the circumstances in which they were made, not misleading.

(kk) Securities Gains; Investment Portfolio. The Company has Previously Disclosed (i) all gains on sales of securities by the Company and its Subsidiaries effected during the period beginning on January 1, 2018 and ending on November 30, 2018 and (ii) all loans for which there is a specific reserve allocation as part of the Company’s or its Subsidiaries’ allowance for loan losses as of November 30, 2018 and the amount of each such reserve allocation. The Company has Previously Disclosed an independent third party valuation as of December 31, 2018, performed by Wilary Winn Risk Management LLC of a subordinated unsecured note due 2038 owned by Company Bank. Section 5.02(kk) of the Company Disclosure Letter sets forth a true and complete list as of December 31, 2018, of all investments owned by the Company or any of its Subsidiaries, including (a) the fair market value of each such investment as reflected on its books and records as of December 31, 2018, and (b) the rating, if any, of each such investment as passed upon by the ratings agency of Standard & Poor’s or Moody’s Investor Service. Except as set forth in Section 5.02(kk) of the Company Disclosure Letter, the Company Bank owns all such investments free and clear of any Lien.

5.03 Representations and Warranties of Purchaser and Merger Sub. Except as Previously Disclosed, Purchaser and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

(a) Organization, Standing and Authority. Purchaser is a Maryland corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. Each of Purchaser’s Subsidiaries is duly organized, validly existing and in good standing under the jurisdiction of their incorporation or organization, as applicable. Each of Purchaser and its Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Purchaser. Purchaser has Previously Disclosed and made available to Company a complete and correct copy of Purchaser’s, CCF Bank’s and Merger Sub’s Constituent Documents, each as amended to the date hereof, and such Constituent Documents are in full force and effect.

(b) Capitalization. As of the date hereof, the authorized capital stock of Purchaser consists of 30,000,000 shares of Purchaser Common Stock and 1,000,000 shares of Purchaser Preferred Stock. As of January 16, 2019, 10,953,512 shares of Purchaser Common Stock and no shares of Purchaser Preferred Stock are outstanding. As of January 16, 2019, 410,357 shares of Purchaser Common Stock are reserved and available for issuance pursuant to the Purchaser Stock Plans. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.10, of which 1,000 shares are issued and outstanding (the “Merger Sub Stock”). Purchaser owns all of the Merger Sub Stock. The outstanding shares of Purchaser Common Stock and Merger Sub Stock have been duly authorized and are validly issued and outstanding, fully paid and non-assessable and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). Except pursuant to this Agreement, and other than the shares of Purchaser Common Stock issuable pursuant to the Purchaser Stock Plans, as of the date hereof, neither Purchaser nor Merger Sub has any Rights issued or outstanding, have reserved any shares of Purchaser Common Stock or Merger Sub Stock for issuance, or any commitment to authorize, issue or sell any Purchaser Common Stock, Merger Sub Stock or any Rights. The shares of Purchaser Common Stock to be issued in the Merger, when so issued in accordance with this Agreement, will have been duly authorized and validly issued and will be fully paid and non-assessable and not subject to any preemptive rights (and will not have been issued in violation of any preemptive rights).

(c) Power. Each of Purchaser and its Subsidiaries has the corporate power and authority to own and operate its assets and properties and to conduct its businesses as such businesses are now being conducted. Each of Purchaser and CCF Bank has the corporate power and authority to execute deliver and perform its obligations under this Agreement and the Bank Merger Agreement, as applicable, and to consummate the transactions contemplated hereby and thereby.

(d) Authority. Each of Purchaser and Merger Sub has duly executed and delivered this Agreement and has taken all corporate (or comparable organizational) action necessary for it to execute and deliver this Agreement. This Agreement, the Merger and the transactions contemplated hereby have been authorized by all necessary corporate (or comparable organizational) action on the part of Purchaser and Merger Sub, including, without limitation, approval by Purchaser’s and Merger Sub’s Board of Directors, and no other corporate proceeding on the part of Purchaser or Merger Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby. No vote by Purchaser’s shareholders is required by Applicable Law, Purchaser’s Constituent Documents or otherwise in order for Purchaser to consummate the Merger and the transactions contemplated hereby. This Agreement is a valid and legally binding obligation of Purchaser and Merger Sub, enforceable in accordance with its terms, except as enforcement may be limited by one or more Permitted Enforceability Exceptions. The preparation of the Form S-4, to be filed with the SEC has been duly authorized by Purchaser’s Board of Directors. The portions of the Proxy Statement / Prospectus relating to Purchaser and its Subsidiaries and other portions of the Form S-4 within the reasonable control of Purchaser will comply in all material respects with the Exchange Act. On or prior to the date of this Agreement, the Board of Directors of CCF Bank has determined that the Bank Merger Agreement and the transactions contemplated thereby, including the Bank Merger, are advisable and fair to and in the best interests of CCF Bank and its shareholder. CCF Bank has all requisite corporate power and authority to enter into the Bank Merger Agreement and to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement by CCF Bank and the consummation by CCF Bank of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of CCF Bank, subject to the approval and adoption of the Bank Merger Agreement by Purchaser, the sole shareholder of CCF Bank, and the filing of appropriate merger documents as required by Applicable Law.

(e) Consents and Approvals. No notices, applications or other filings are required to be made by Purchaser or any of its Subsidiaries with, nor are any consents, approvals, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by Purchaser or any of its Subsidiaries from, any Governmental Entity or third party in connection with the execution, delivery or performance by Purchaser and Merger Sub of this Agreement, the execution, delivery or performance by CCF Bank of the Bank Merger Agreement or the consummation of the transactions contemplated hereby, except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including without limitation applications and notices under the Bank Holding Company Act and Bank Merger Act and (ii) the filings referenced in Section 2.04 with respect to the Merger.

(f) No Defaults. Subject to making the filings and receiving the consents and approvals referred to in Section 5.03(e), and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate, conflict with, require a consent or approval under, or notice with respect to, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (i) Purchaser’s Constituent Documents or those of its Subsidiaries, (ii) any Material Contract, indenture, lease, policy or other instrument of Purchaser or any of its Subsidiaries, or by which Purchaser or any of its Subsidiaries is bound or affected, or to which Purchaser or any of its Subsidiaries or Purchaser’s or any of its Subsidiaries’ respective businesses, operations, assets or properties is subject or receives benefits, in the case of clause (ii), which is required to be disclosed in any Purchaser SEC Filings, or (iii) any Applicable Law.

(g) Financial Advisors. None of Purchaser, its Subsidiaries or any of Purchaser’s or any of its Subsidiaries’ directors, officers or employees has employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except that, in connection with this Agreement, Purchaser has retained FIG Partners, LLC as its financial advisor.

(h) Financial Reports and Regulatory Filings.

(1) Purchaser’s Annual Reports on Form 10-K for the years ended September 30, 2017 and 2018 and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Subsidiaries subsequent to September 30, 2017 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or as thereafter amended prior to the date hereof (collectively, the “Purchaser SEC Filings”) with the SEC as of the date filed or amended prior to the date hereof, as the case may be, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the statements of financial position contained in or incorporated by reference into any of the Purchaser SEC Filings (including the related notes and schedules) fairly presented in all material respects Purchaser’s financial position and that of its Subsidiaries as of the date of such statement, and each of the statements of income, comprehensive income and changes in stockholders’ equity and cash flows in the Purchaser SEC Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of Purchaser and its Subsidiaries for the periods to which those statements relate, in each case, in accordance with GAAP, during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(2) Since September 30, 2017, each of Purchaser and its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Entities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied with all of the Applicable Law enforced or promulgated by the Governmental Entity with which they were filed.

(3) There are no outstanding loans made by Purchaser or any of Purchaser’s Subsidiaries to any executive officer (as defined in Rule 3b-7 promulgated under the Exchange Act) or director of Purchaser, other than loans that are subject to Regulation O under the Federal Reserve Act.

(i) Absence of Certain Changes or Events. Since December 31, 2018, (i) other than in the ordinary course, Purchaser has not incurred any material Liability, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, (ii) each of Purchaser and its Subsidiaries has conducted its businesses in all material respects in the ordinary course, and (iii) no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts and circumstances, has had or is reasonably likely to have a Material Adverse Effect with respect to Purchaser and its Subsidiaries, taken as a whole.

(j) Litigation. There is no dispute or Proceeding (x) pending, (y) to Purchaser’s Knowledge, threatened against or affecting Purchaser or any of its Subsidiaries, or (z) with respect to any Proceeding that is reasonably likely to be material, to Purchaser’s Knowledge, reasonably likely to be brought against or affecting Purchaser or any of its Subsidiaries, nor is there any judgment, order, decree, injunction or ruling of any Governmental Entity or arbitrator outstanding against Purchaser or any of its Subsidiaries (or to Purchaser’s Knowledge, in the process of being issued), except, in each case, as would not if adversely determined, individually or in the aggregate, be reasonably likely to impair or delay the ability of Purchaser to consummate the Merger, CCF Bank to consummate the Bank Merger, or the transactions contemplated hereby or by the Bank Merger Agreement.

(k) Compliance With Laws. Each of Purchaser and its Subsidiaries: (1) conducts its business, and in the last five (5) years, has conducted its business, in all material respects, in compliance with all Applicable Laws pertaining to it or to the employees conducting such businesses, including but not limited to all Applicable Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B thereunder, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z thereunder, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, any bank regulatory agency, the SEC or the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X thereunder, the TILA-RESPA Integrated Disclosure Rule, the Americans with Disabilities Act of 1990, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, in each case to the extent applicable to Purchaser or any of its Subsidiaries; (2) has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to own or lease its assets and properties and to conduct its business as it is now being conducted, and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to its Knowledge, no suspensions or cancellations are threatened; (3) has not received, since December 31, 2012, any notification from a Governmental Entity (A) asserting that it is not in compliance with any Applicable Law that such Governmental Entity enforces, (B) threatening to suspend, cancel, revoke or condition the continuation of any permit, license, authorization, order or approval or (C) restricting or disqualifying, or threatening to restrict or disqualify, its activities, except, in the case of each of clauses (A), (B) and (C), as would not, individually or in the aggregate, be material to the Company, individually or in the aggregate; and (4) has not, in any of the last ten (10) years, been convicted or pled guilty to any felony or misdemeanor. The CCF Bank received a rating of “Satisfactory” or better on its most recent CRA examination.

(l) Regulatory Matters. Neither Purchaser nor any of its Subsidiaries is subject to, nor has it been advised that Purchaser or any of its Subsidiaries is reasonably likely to become subject to, any written order, decree, agreement or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted, in the past twenty-four (24) months, any extraordinary board resolutions at the request of, any Governmental Entity charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of Purchaser or any of its Subsidiaries. To Purchaser’s Knowledge, there is no reason relating to Purchaser or any of its Subsidiaries why the Requisite Regulatory Approvals will not be obtained in a prompt and timely manner.

(m) Property. Each of Purchaser and its Subsidiaries has good, and in the case of real property, insurable, title to, or, in the case of securities and investments, a “security entitlement” (as defined in the Uniform Commercial Code) in, or in the case of leased property, a valid and enforceable leasehold interest in, all property (whether real or personal, tangible or intangible, and including securities and investments), and assets purported to be owned or leased by the Purchaser or its Subsidiaries, except for Permitted Liens.

(n) Financing. Purchaser has authorized and unissued shares sufficient for the purpose of distributing the Stock Consideration, and Purchaser has no Knowledge of any reasons or conditions reasonably likely to occur that would prevent it from having cash on hand at Closing in an amount sufficient for purposes of distributing the Cash Consideration.

(o) Proxy Statement / Prospectus. The information supplied by Purchaser for inclusion or incorporation by reference in the Form S-4 pursuant to which the shares of Purchaser Common Stock to be issued in the Merger will be registered with the SEC shall not, at the time the Form S-4 (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information concerning Purchaser and CCF Bank to be included or incorporated by reference in the Proxy Statement / Prospectus will, at the time of the mailing of the Proxy Statement / Prospectus and at the time of the Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Shareholder Meeting any event shall occur which is required at that time to be described in the Proxy Statement / Prospectus, or to amend any statements in the Proxy Statement / Prospectus, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the shareholders of the Company. The Form S-4 and the Proxy Statement / Prospectus shall comply in all material respects as to form with the requirements of the Securities Act, the Exchange Act (to the extent applicable), and the rules and regulations thereunder.

ARTICLE VI

OTHER COVENANTS

6.01 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties will use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things, necessary, proper, desirable or advisable under Applicable Law, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with, and furnish information to, the other party to that end.

(b) The Company will give prompt notice to Purchaser, and Purchaser will give prompt notice to the Company, of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to either party or (ii) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VIII. The delivery of any notice pursuant to this Section 6.01(b) shall not limit or otherwise affect the remedies available to the parties pursuant to this Agreement or the conditions to the parties’ obligations pursuant to Article VIII.

6.02 Cooperation.

(a) As promptly as practicable following the date of this Agreement, (i) the Company and Purchaser shall jointly prepare the Proxy Statement / Prospectus in preliminary form and (ii) Purchaser shall prepare and file with the SEC (with the approval of Company, not to be unreasonably withheld) a Registration Statement on Form S-4 which shall include the Proxy Statement / Prospectus approved by Purchaser and the Company (together with all amendments thereto, the “Form S-4”) (in which the Proxy Statement / Prospectus will be included as a prospectus) relating to the registration of the Stock Consideration. The Proxy Statement / Prospectus and Form S-4 shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder and other applicable Law.

(b) Each of Purchaser and the Company shall use its reasonable best efforts to have the Proxy Statement / Prospectus cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Merger. Each of Purchaser and the Company shall promptly furnish all information concerning it or its stockholders or shareholders to the other, and provide such other assistance, in each case, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement / Prospectus and the Form S-4. Purchaser shall, as promptly as practicable after the receipt thereof, provide the Company with copies of any written comments and advise the Company of any oral comments with respect to the Proxy Statement / Prospectus and the Form S-4 received by it from the SEC, including any request from the SEC for amendments or supplements to the Proxy Statement / Prospectus and the Form S-4, and shall provide the Company with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Form S-4 (including any amendments and supplements thereto) or mailing the Proxy Statement / Prospectus or responding to any comments of the SEC with respect thereto, each of Purchaser and the Company (i) shall provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response which in any event must be approved by Purchaser), and (ii) shall give due consideration to including in such document or response any comments reasonably proposed by the other. Purchaser shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Purchaser Common Stock for offering or sale in any jurisdiction, and Purchaser and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Purchaser and the Company shall use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, the WBCL, the MGCL and the rules of NASDAQ, in connection with the filing and distribution of the Proxy Statement / Prospectus and the Form S-4, and the solicitation of proxies from the shareholders of the Company.

(c) Purchaser shall take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable under applicable Laws and rules and policies of NASDAQ and the SEC to enable the listing of shares of Purchaser Common Stock on NASDAQ no later than the Effective Time, subject to official notice of issuance. Purchaser shall also obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement (provided that in no event shall Purchaser be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).

(d) Each of Purchaser and the Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers, (to the extent reasonably available to the applicable party) stockholders and shareholders, and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Purchaser, the Company or any of their respective Subsidiaries to NASDAQ or any Governmental Entity (including the Form S-4 and the Proxy Statement / Prospectus) in connection with the Merger and the other transactions contemplated by this Agreement. In addition, to the extent such disclosure is required to be included in the Form S-4 pursuant to the requirements of Form S-4 and the Securities Act and the Exchange Act, each of Purchaser and the Company will use its reasonable best efforts to (i) provide interim financial statements (including footnotes) that are required by the Securities Act to be included in the Form S-4 that have been reviewed by such party’s independent registered public accounting firm (to the extent required), (ii) provide management’s discussion and analysis of interim and annual consolidated financial statements, (iii) cause such party’s independent registered public accounting firm to consent to the inclusion or incorporation by reference of the audit reports on the annual audited consolidated financial statements included in the Form S-4, and (iv) provide information concerning such party necessary to enable Purchaser and the Company to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit Purchaser to prepare the Form S-4.

(e) If at any time prior to the date upon which the approval of the shareholders of the Company is obtained, any information relating to either the Company or Purchaser, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Purchaser that should be set forth in an amendment or supplement to either of the Form S-4 or the Proxy Statement / Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under applicable Law, disseminated to the shareholders of the Company.

(f) The Company’s Board of Directors will authorize the preparation of the portion of the Proxy Statement / Prospectus to be provided by the Company, which is to be included in the Form S-4, its filing with the SEC, and its delivery to the shareholders of the Company.

6.03 Shareholder Meeting. The Company, as soon as practicable following the effectiveness of the Form S-4 and receipt of the Requisite Regulatory Approvals, shall, in consultation with Purchaser, duly call, give notice of, convene and hold a meeting of the shareholders of the Company (the “Shareholder Meeting”) for the purpose of considering the approval and adoption of this Agreement. The Company shall, except to the extent that the Company has made a Company Adverse Recommendation Change in compliance with Article VII, through its Board of Directors, recommend to its shareholders approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger (the “Company Recommendation”), and shall use reasonable best efforts to solicit such approval and adoption by its shareholders, and such Board of Directors or committee thereof shall not, subject to Article VII, withhold, withdraw, qualify, amend or modify in a manner adverse to Purchaser the Company Recommendation or its declaration that this Agreement and the Merger are advisable and fair to and in the best interests of the Company and its shareholders or resolve or propose to do any of the foregoing.

6.04 Company Covenants. From the date hereof through the Closing, except as expressly provided in this Agreement or as otherwise consented to in writing in advance by Purchaser, the Company agrees not to (i) transfer any shares of Company Common Stock controlled by it (provided, that Purchaser acknowledges the Company may issue shares of Company Common Stock pursuant to valid exercises of the Company Stock Options), (ii) exercise any of its voting rights with respect to any of its Subsidiaries to the extent such exercise would be contrary to the provisions of this Agreement or would cause the Company to violate the provisions of this Agreement, (iii) create any Lien or other Adverse Right in respect of shares of Company Common Stock controlled by it, (iv) take any action or fail to take any action that would cause or would be likely to cause a Material Adverse Effect with respect to the Company or its Subsidiaries, individually or taken as a whole, or (v) take, offer, propose or authorize any of, or commit or agree to take any of, the foregoing actions or inactions.

6.05 Regulatory Applications; Third-Party Consents.

(a) Each of the Company and Purchaser will cooperate and use reasonable best efforts to prepare as promptly as practicable all documentation, to (i) make all filings and obtain all consents, approvals, permits and other authorizations of all Governmental Entities, necessary to consummate the Merger and the other transactions contemplated hereby (the “Requisite Regulatory Approvals”); (ii) make all filings and obtain all consents, approvals, permits and other authorizations of all Governmental Entities necessary to consummate any Related Transactions; and (iii) obtain all Required Third-Party Consents. Each of the Company and Purchaser will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to Applicable Law relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Entity in connection with the Requisite Regulatory Approvals and the Required Third-Party Consents, other than any information which is otherwise confidential. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material consents, approvals, permits and other authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated hereby, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each party will, upon request but subject to applicable confidentiality requirements, furnish the other parties with all information concerning itself, its Affiliates, directors, officers and shareholders and such other matters as may be reasonably necessary, proper, desirable or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Affiliates with or to any third party or Governmental Entity in connection with the transactions contemplated hereby.

(c) Notwithstanding the foregoing or anything else in this Agreement:

(1) Neither the Company nor any of its Subsidiaries shall amend, modify, supplement or waive the terms and conditions of any Material Contract without the prior written consent of Purchaser, nor shall the Company or any of its Subsidiaries, without the prior written consent of Purchaser, pay or commit to pay to any person whose consent, waiver or approval is being sought any cash or other consideration, make any accommodation or commitment to incur any Liability or other obligation to such person in connection with such consent, waiver or approval; and

(2) Nothing shall require Purchaser to, and the Company shall not, without the prior written consent of Purchaser, agree to, take any action or commit to take any action in connection with, or agree to any condition on, or request with respect to, any Requisite Regulatory Approval or Required Third-Party Consent that would (i) have any Material Adverse Effect or (ii) constitute a Burdensome Condition.

6.06 Press Releases. Unless otherwise required by Applicable Law, neither party will issue any press release, written employee communication or other written shareholder communication with respect to the Merger or this Agreement without the prior written consent of the other party, such consent not to be unreasonably withheld or delayed. Purchaser and the Company will cooperate in good faith to prepare a press release and customer notification targeted to the Company’s customers and prospective customers; provided, however, that in no event will any notification be sent to customers or prospective customers until after all Requisite Regulatory Approvals and the approval of the Company’s shareholders are obtained and the Company has consented to the form and timing of such notification, such consent not be unreasonably withheld or delayed.

6.07 Takeover Laws and Provisions. The Company will not take any action that would cause the transactions contemplated hereby to be subject to requirements imposed by any Takeover Law and will take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated hereby from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

6.08 Access; Information.

(a) The Company agrees that upon reasonable notice and subject to Applicable Law relating to the exchange of information, it will afford Purchaser, and Purchaser’s Representatives, such access during normal business hours throughout the period before the Effective Time to the books, records (including Tax Returns and work papers of independent auditors), properties, personnel and to such other information as Purchaser may reasonably request and, during such period, it will furnish promptly to Purchaser (i) a copy of each report, schedule and other document filed by it pursuant to the requirements of Applicable Law respecting banking or securities, and (ii) all other information concerning the business, properties and personnel of it as Purchaser may reasonably request. Neither Purchaser nor the Company will be required to afford access or disclose information that would jeopardize attorney-client privilege. To the extent possible, the parties will make appropriate substitute arrangements in circumstances where the previous sentence applies.

(b) No investigation by a party of the business and affairs of the other party or any of its Subsidiaries, pursuant to this Section 6.08 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Purchaser’s obligation to consummate the transactions contemplated hereby.

(c) Each party shall hold, and shall cause its respective Affiliates and Representatives to hold, in strict confidence, except to the extent necessary to discharge obligations pursuant to Section 6.05 or unless compelled to disclose by judicial or administrative process or, based on the advice of its counsel, by other requirements of Applicable Law or the applicable Governmental Entity, all non-public records, books, contracts, instruments, computer data and other data and information (each, whether oral or written and collectively, “Confidential Information”) concerning Purchaser, in the case of the Company, and concerning the Company, in the case of Purchaser, furnished to it by or on behalf of Purchaser, in the case of the Company, or the Company, in the case of Purchaser, or, in each case, any Affiliate or Representative thereof or otherwise in connection with the Merger or the transactions contemplated hereby and any related integration or transition planning, it being understood that each party and its respective Affiliates and Representatives will use reasonable best efforts to preserve the confidential treatment of such Confidential Information (except to the extent that such Confidential Information can be shown to have been (i) previously known by such party on a non-confidential basis, (ii) independently developed by a party or its Representatives without use of Confidential Information, (iii) in the public domain through no fault of such party or (iv) later lawfully acquired from other sources, which are not prohibited from disclosing such information by a known contractual, legal, agency or fiduciary obligation, by the party to which it was furnished), and shall not release or disclose such Confidential Information to any other person, except its Representatives who (A) in its judgment need to know such information for the purpose of evaluating, negotiating, or consummating the Merger and the transactions contemplated hereby, (B) are informed by it of the confidential nature of such information, and (C) agree or are required by internal policies or fiduciary or other legal obligations to keep such information confidential.

(d) Subject to its confidentiality obligations under this Section 6.08, each party and each of its respective Representatives (i) may retain Confidential Information of the other parties to the extent consistent with its compliance or record-retention policies or procedures or any legal requirement or standard and (ii) is not obligated to destroy any Confidential Information of the other parties that may be contained in its electronic back-up systems established for archival or disaster-recovery purposes.

(e) Except for the provisions of Section 6 thereof regarding non-solicitation, which will survive according to its terms, the Confidentiality Agreement is hereby terminated in its entirety and shall be of no further force or effect.

6.09 Supplemental Indentures. At or before the Effective Time, Purchaser will execute and deliver, or cause to be executed and delivered, by or on behalf of Purchaser, one or more supplemental indentures and other instruments required for the due assumption of the Company’s or the Company Bank’s outstanding debt, guarantees, securities, and (to the extent informed of such requirement by the Company) other agreements to the extent required by the terms of such debt, guarantees, securities or other agreements.

6.10 Designated Securities. Prior to the Closing, the Company or the Company Bank, as applicable, shall sell, liquidate or otherwise dispose of any Designated Securities such that no Designated Securities shall be held by the Company or the Company Bank, as applicable, as of the Effective Time; provided, however, that neither the Company nor the Company Bank shall be obligated to take the actions required by this Section 6.10 unless and until the Company shall be satisfied that the conditions to the obligation of the parties to consummate the Merger will be satisfied or waived on or before the Closing Date.

6.11 Employee Benefits Matters.

(a) Prior to the Effective Time, the Company shall take (or cause to be taken) all actions reasonably determined by Purchaser to be necessary or appropriate to (i) terminate, effective immediately prior to the Effective Time, any Company Plans or the Company’s or its Subsidiaries’ participation in and liability for benefits under such plans which will not be retained by Purchaser, (ii) terminate, effective as of the Effective Time, the Contracts described in Section 6.11(a) of the Company Disclosure Letter and the Purchaser shall pay at or immediately following the Effective Time (such costs to be Assumed Contract Costs) the maximum amounts payable thereunder, subject to any 280G limitations applicable thereto (such limitation calculated without regard to the application of any severance, change of control, or retention payments made under any contract or agreement entered into between Purchaser or CCF Bank and any Continuing Employee), (iii) amend, to the extent reasonably requested by Purchaser, any Company Plans intended to be retained by Purchaser, and (iv) provide substantiation of the foregoing or that other actions have been completed that are required to maintain compliance with Applicable Law, including ERISA and the Code.

(b) The Company and its Subsidiaries shall provide group medical coverage to their employees until the Effective Time in a manner reasonably expected to avoid triggering a Tax or penalty under Section 4980H of the Code.

(c) Purchaser agrees that it will, from and after the Effective Time, honor all employment Contracts entered into by the Company or its Subsidiaries prior to the date hereof and described in Section 6.11(c) of the Company Disclosure Letter, provided, that, such Contracts are not subject to any Taxes under Sections 280G or 409A of the Code. Where applicable and except to the extent that it would result in duplication of benefits, each Continuing Employee will receive full credit for service with the Company or its Subsidiaries for purposes of determining eligibility to participate and vesting under each employee benefit plan, program, policy or arrangement to be provided by Purchaser to such Continuing Employees to the same extent such service was recognized under the applicable benefit plan immediately preceding the Effective Time. If, after the Effective Time, any Continuing Employee is terminated from employment without cause prior to the first anniversary of the Closing Date, Purchaser shall provide severance benefits consisting of 1 week of pay for each Year of Service with the Company or its Subsidiaries, with a minimum of 2.0 weeks’ salary and a maximum of twenty (20) weeks’ salary in a lump sum, subject to any withholdings required by Applicable Law, except to the extent such severance benefit, when added to any other benefits payable to the Continuing Employee, would cause the Continuing Employee to become subject to Section 280G of the Code. “Year of Service” as used herein means each full twelve-month period for which such employee was an actual employee of the Company or its Subsidiaries and shall not include any such time period where such employee was previously employed by Purchaser, or any other person other than the Company or its Subsidiaries. Such severance shall be subject to and conditioned on such Continuing Employee’s execution, delivery and non-revocation of a release of claims in favor of Purchaser and the Affiliates of Purchaser.

(d) Nothing in this Agreement, express or implied, shall create any right of an employee of the Company or its Subsidiaries who remains in the employment of Purchaser or any of its Subsidiaries following the Effective Time (a “Continuing Employee”) to employment or continued employment for any specified period, of any nature or kind whatsoever, with Purchaser or any of its Subsidiaries or create any third-party beneficiary rights in any current or former employee, officer, director or independent contractor of Purchaser, the Company or their respective Subsidiaries in respect of employment or any other matter; provided, however, that Continuing Employees shall be third party beneficiaries of Purchaser’s obligations set forth in Section 6.11(c). Nothing in this Agreement is intended to be, or shall be construed as, an amendment to any employee benefit plan, program, arrangement, policy or agreement.

(e) To the extent permitted by Applicable Law and the terms of the applicable plan or arrangement, Purchaser shall amend any defined contribution plan sponsored by Purchaser, as necessary, so that any Continuing Employee with an outstanding participant loan under the defined contribution plan sponsored by the Company or an ERISA Affiliate shall have the opportunity to elect an in-kind rollover of the participant loan to Purchaser’s plan, provided that such loan is determined to be in compliance with ERISA and the Code.

6.12 Environmental Assessments, Title Surveys and Appraisals.

(a) No later than fifteen (15) days after the date of this Agreement, the Company shall cause a Phase I Environmental Site Assessment report prepared in accordance with ASTM standard E1527-13 (“ASTM Standard”) (at the Company’s expense) covering any property owned by the Company or its Subsidiaries (“Phase I Assessment”). Any Phase I Assessment shall be prepared by an environmental engineering firm mutually acceptable to the parties. The Company will promptly provide Purchaser with a copy of any Phase I Assessment performed. If any Phase I Assessment identifies any recognized environmental conditions (as defined in ASTM Standard) with respect to such property, such report recommends conducting subsurface investigations, and Purchaser requests in writing within five (5) Business Days of receipt of such report that the Company obtain a Phase II environmental assessment (“Phase II Assessment”), then the Company shall obtain such Phase II Assessment (the cost of which shall be split equally between Purchaser and the Company) and take such actions as are necessary, in Purchaser’s reasonable discretion, to address any on-site recognized environmental conditions, including performing actions reasonably recommended in the Phase II Assessment or by the consultant performing the Phase I or Phase II Assessments, unless such report or consultant estimates that the remediation costs are reasonably likely to exceed $500,000, in which event the Company may terminate this Agreement within five (5) Business Days of receiving such estimate in writing.

(b) At Purchaser’s written request, the Company shall obtain title insurance (at Purchaser’s expense) covering any property owned by the Company or its Subsidiaries and specified in Purchaser’s request. The Company will provide Purchaser a copy of any title insurance policy obtained, including any report listing exceptions from any such title insurance policy. If any requested title insurance cannot be obtained, or can only be obtained with exceptions not customarily included in title insurance available in the region where the property is located, the parties shall discuss in good faith the appropriate manner of addressing such inability to obtain customary insurance.

(c) The Company shall cooperate with Purchaser (at Purchaser’s expense) in obtaining appraisals of the Company Real Property.

6.13 Representatives’ Fees. Prior to the Closing, all fees or other payments due to any Representatives of the Company in respect of the Merger or any of the transactions contemplated hereby shall be fully paid or fully accrued on the Company’s financial accounts.

6.14 Retention Bonuses; Employment Agreement. Each employee of the Company Bank who is listed on Section 6.14 of the Purchaser’s Disclosure Letter shall be eligible to receive the retention bonus set forth on Section 6.14 of the Purchaser’s Disclosure Letter pursuant to a retention bonus agreement in the form attached hereto as Exhibit C, or in a form as otherwise acceptable to Purchaser. In addition, concurrently with the execution and delivery of this Agreement, Purchaser and Peter A. Reichardt have entered into an employment agreement.

6.15 Indemnification of Directors and Officers.

(a) Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by Company or its Subsidiaries now existing in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of Company or any of its Subsidiaries, as provided in the charter or bylaws of Company or its Subsidiaries, in each case as in effect on the date hereof, or pursuant to any other agreements in effect on the date hereof, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

(b) Company and its Subsidiaries shall obtain as of the Closing Date pre-paid directors’ and officers’ liability “tail” insurance policies with a claims period of six (6) years from the Closing Date and providing coverage for claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement), with at least the same coverage and limits, and containing terms and conditions that are not less advantageous to the directors and officers of Company or its Subsidiaries, as the directors’ and officers’ liability insurance policy in place immediately prior to the Closing Date and covering such directors and officers; provided that in no event shall Company or its Subsidiaries be required to expend an annual premium for such coverage in excess of 150% of the last annual premium paid by Company or its Subsidiaries for such insurance prior to the date of this Agreement (the “Maximum Premium”). The Maximum Premium is set forth on Section 6.15(b) of the Company Disclosure Letter. Company will use its commercially reasonable best efforts (and consult with Purchaser in such process) to obtain such policies for premium amounts as contemplated by this Section 6.15(b). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, Company and its Subsidiaries shall obtain, and Purchaser shall cause them to obtain, that amount, and for that period, of pre-paid directors’ and officers’ liability “tail” insurance policies obtainable for an annual premium equal to the Maximum Premium, as determined in the sole discretion of the Company.

(c) The obligations of Purchaser, the Company, and the Company’s Subsidiaries under this Section 6.15 shall not be terminated or modified in any manner as to adversely affect any director or officer to whom this Section 6.15 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 6.15 applies shall be third-party beneficiaries of this Section 6.15, each of whom may enforce the provisions of this Section 6.15).

(d) In the event Purchaser, Company, Company’s Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Purchaser, Company, or its Subsidiaries, as the case may be, shall assume all of the obligations set forth in this Section 6.15.

6.16 Certain Litigation and Regulatory Actions.

(a) Each party shall promptly advise the other of (i) any Proceeding commenced or threatened after the date of this Agreement against the party or any of its subsidiaries, or directors by any shareholder of the Company relating to this Agreement, the Merger and the transactions contemplated hereby, and (ii) any Proceeding that could reasonably be expected to have a Material Adverse Effect on such party, and shall keep the other reasonably informed on a timely basis regarding any such Proceeding. The Company shall (A) keep Purchaser fully informed regarding any such Proceeding, including by providing Purchaser all relevant documentation and information related to such Proceeding, (B) allow Purchaser to participate in the defense or settlement of any such Proceeding (at Purchaser’s expense), (C) in good faith consider Purchaser’s views with respect to such Proceeding, and (D) not settle without Purchaser’s prior written consent (1) any Proceeding related to or challenging this Agreement or the transactions contemplated hereby or (2) any Proceeding where the amount in controversy is greater than $25,000. The delivery of any notice pursuant to this Section 6.16 shall not limit or otherwise affect the remedies available hereunder to Purchaser.

(b) If permissible under Applicable Laws, the Company shall promptly advise Purchaser of the commencement of any investigation or audit by any Governmental Entity with respect to the Company, the Company Bank or any of their respective directors or employees and shall keep Purchaser reasonably informed on a timely basis regarding any such investigation or audit.

ARTICLE VII

NO SOLICITATION

7.01 No Solicitation. From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with the terms hereof, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any Representative of the Company or any of its Subsidiaries, to, directly or indirectly (i) solicit, initiate or knowingly facilitate, induce or encourage the submission of any Takeover Proposal (as hereinafter defined) or any proposal that could reasonably be expected to lead to a Takeover Proposal, (ii) enter into any letter of intent, agreement in principle or Contract providing for, relating to or in connection with, any Takeover Proposal or any proposal that could reasonably be expected to lead to a Takeover Proposal, (iii) enter into, continue or otherwise participate in any discussions or negotiations with any Third Party with respect to any Takeover Proposal or (iv) furnish to any Third Party any information regarding the Company or its Subsidiaries, or afford access to the properties, books and records of the Company or its Subsidiaries, to any Third Party in connection with or in response to any Takeover Proposal; provided, however, that prior to the Shareholder Meeting, nothing contained in this Agreement shall prevent the Company or its Board of Directors from taking any of the actions described in clauses (iii) and (iv) above in response to any unsolicited bona fide written Takeover Proposal by a Third Party, if and only to the extent that, (A) such Takeover Proposal would, if consummated, result in a Superior Proposal in the reasonable good faith judgment of the Board of Directors of the Company and, in the reasonable good faith judgement of the Board of Directors of the Company, after consultation with its outside financial advisors, the Third Party making such Superior Proposal has the financial means to conclude such transaction, (B) the failure to take such action would, in the reasonable good faith judgement of the Board of Directors of the Company, after consultation with its outside legal counsel, violate the fiduciary duties of the Board of Directors of Company to the Company’s shareholders under applicable Law, (C) prior to furnishing such non-public information to, or entering into, continuing or otherwise participating in any discussions or negotiations with, such Third Party, the Board of Directors of the Company receives from such Third Party an executed confidentiality agreement, which agreement shall contain provisions not less favorable to the Company than those contained in the Confidentiality Agreement between Purchaser and the Company (an “Acceptable Confidentiality Agreement”), (D) the Company shall have provided to Purchaser all materials and information required under Section 7.02 to be delivered by the Company to Purchaser and (5) the Company shall have fully complied with this Section 7.01.

7.02 Notice of Takeover Proposal. The Company shall promptly, and in any event no later than two (2) Business Days after it receives any Takeover Proposal, or any written request for information regarding the Company or any of its Subsidiaries in connection with a Takeover Proposal or any inquiry with respect to, or which could reasonably be expected to lead to, any Takeover Proposal, advise Purchaser orally and in writing of such Takeover Proposal or request, including providing the identity of the Third Party making or submitting such Takeover Proposal or request, and (i) if it is in writing, a copy of such Takeover Proposal and any related draft agreements and other written material setting forth the material terms and conditions of such Takeover Proposal and (ii) if oral, a reasonably detailed written summary thereof, including the identity of such Third Party. The Company shall keep Purchaser informed in all material respects on a prompt basis of the status and details of any such Takeover Proposal or with respect to any change to the material terms of any such Takeover Proposal. The Company agrees that it shall, prior to or concurrent with the time it is provided to any Third Parties, provide to Purchaser any non-public information concerning the Company and its Subsidiaries that the Company provides to any Third Party in connection with any Takeover Proposal which was not previously provided to Purchaser.

7.03 Prohibition on Company Adverse Recommendation Change. Subject to Section 7.04, neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Purchaser), or propose to withdraw (or modify in a manner adverse to Purchaser), the approval, recommendation to the holders of the Company Common Stock to adopt this Agreement or declaration of advisability by such Board of Directors or any such committee thereof, of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose to recommend, adopt or approve, any Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract constituting, related to or in connection with, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal (other than an Acceptable Confidentiality Agreement pursuant to Article VII) or which is intended to or which could reasonably be expected to result in the abandonment, termination or failure to consummate the Merger or any other transaction contemplated by this Agreement.

7.04 Conditions of Company Adverse Recommendation Change. Notwithstanding Section 7.03, at any time prior to the approval and adoption of this Agreement by the shareholders of the Company at the Shareholder Meeting, the Board of Directors of the Company may make a Company Adverse Recommendation Change in response to a Superior Proposal made after the date hereof and which shall not have been withdrawn if such Board of Directors determines in good faith (after consultation with its outside financial advisor and outside counsel) that the failure to do so would violate the fiduciary duties of the Board of Directors of the Company to the shareholders of the Company under applicable Law; provided, however, that (i) no such Company Adverse Recommendation Change may be made if the Company failed to comply with this Article VII, (ii) no such Company Adverse Recommendation Change shall be made until after the fifth Business Day following Purchaser’s receipt of written notice (a “Notice of Adverse Recommendation”) from the Company advising Purchaser that the Board of Directors of the Company intends to take such action and specifying the reasons therefor, including the terms and conditions of the Superior Proposal that is the basis of the proposed action by the Board of Directors of the Company (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Adverse Recommendation and a new five (5) Business Day period), identifying the person making such Superior Proposal, providing copies of any agreements intended to effect such Superior Proposal and representing that the Company has complied with this Article VII, (iii) during such five (5) Business Day period, the Company and its advisors shall negotiate with Purchaser in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Board of Directors of the Company to proceed with its recommendation of this

Agreement and not make a Company Adverse Recommendation Change, and (iv) the Board of Directors of the Company shall not make a Company Adverse Recommendation Change if, prior to the expiration of such five (5) Business Day period, Purchaser makes a proposal to adjust the terms and conditions of this Agreement that the Company’s Board of Directors determines in good faith (after consultation with its financial advisors) to be at least as favorable as the Superior Proposal after giving effect to, among other things, the payment of the Termination Fee.

7.05 Certain Definitions. For purposes of this Agreement:

(a) “Acquisition Transaction” means any transaction or series of related transactions other than the Merger and the Bank Merger involving: (A) any acquisition or purchase from the Company by any Third Party of more than a 5% interest in the total outstanding voting securities of the Company or any of its Subsidiaries; (B) any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning 5% or more of the total outstanding voting securities of the Company or any of its Subsidiaries; (C) any merger, consolidation, business combination, recapitalization or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 95% of the equity interests in the surviving or resulting entity of such transaction in substantially the same proportion as prior to such transaction; (D) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 5% of the assets (based on the fair market value thereof) of the Company or any of its Subsidiaries; or (E) any liquidation or dissolution of the Company or any of its Subsidiaries;

(b) “Superior Proposal” means an unsolicited, bona fide written Takeover Proposal to acquire more than (A) 50% of the outstanding voting securities of the Company or (B) 50% of the consolidated assets of the Company and its Subsidiaries, in either case on terms that, in the reasonable good faith judgment of the Board of Directors of the Company, after consultation with its outside financial advisors and its outside legal counsel, taking into account relevant legal, financial and regulatory aspects of the proposal, the Termination Fee, the identity of the Third Party making such proposal and the conditions for completion of such proposal (x) is more favorable, from a financial point of view, to the shareholders of the Company than the Merger, taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Purchaser in response to such Takeover Proposal or otherwise), and (y) is reasonably capable of being completed on the terms set forth in the Takeover Proposal within the same period of time as the period of time reasonably expected to be necessary to consummate the Merger, taking into account all financial, legal, regulatory and other aspects thereof;

(c) “Third Party” means any person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) other than Purchaser and its Affiliates;

(d) “Takeover Proposal” means any inquiry, offer or proposal by a Third Party relating to any Acquisition Transaction; and

(e) “Termination Fee” means an amount equal to $750,000 plus Purchaser’s out-of-pocket expenses incurred in connection with this Agreement.

ARTICLE VIII

CONDITIONS TO THE MERGER

8.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to consummate the Merger is subject to the fulfillment or written waiver by each party on or before the Closing Date of each of the following conditions:

(a) Shareholder Approvals. This Agreement and the Merger shall have been duly approved by the Company’s shareholders in accordance with the WBCL.

(b) Regulatory Approvals. (i) Each of the Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (ii) no Governmental Entity in connection with, or as a condition to receipt of, any such Requisite Regulatory Approval shall have imposed a Burdensome Condition.

(c) No Injunction. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger. No Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

(d) Form S-4. The Form S-4 shall have been declared effective under the Securities Act, and no stop order suspending the effectiveness shall have been issued and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Form S-4; and all approvals deemed necessary by Purchaser and Company counsel from state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(e) NASDAQ Listing. Purchaser Common Stock, including the Purchaser Common Stock to be issued in connection with the Merger, shall continue to be listed on NASDAQ.

8.02 Conditions to the Obligation of the Company. The Company’s obligation to consummate the Merger is subject to the fulfillment or written waiver by the Company before the Effective Time of each of the following conditions:

(a) Each of the representations and warranties in Sections 5.03(a)—5.03(d) and 5.03(g) shall be true and correct in all respects as of the Closing Date. Each of the other representations and warranties of Purchaser and Merger Sub contained in this Agreement shall be true and correct as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty need only be true and correct as of such date), except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, and without duplication as to materiality (including Material Adverse Effect), would not reasonably be expected to prevent, materially delay or materially impair the ability of Purchaser or Merger Sub to perform and comply with its obligations under this Agreement.

(b) Purchaser and Merger Sub shall have duly performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by Purchaser or Merger Sub, as applicable, at or before the Closing.

(c) There shall not have occurred any Material Adverse Effect with respect to Purchaser.

(d) Purchaser shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its chief executive officer or chief financial officer, certifying the fulfillment of the conditions specified in Sections 8.02(a)—(c).

(e) The Company shall have received a certificate from the Exchange Agent certifying its receipt of sufficient cash and irrevocable authorization to issue shares of Purchaser Common Stock to satisfy Purchaser’s obligations to pay the aggregate Merger Consideration.

8.03 Conditions to the Obligation of Purchaser. Purchaser’s and Merger Sub’s obligation to consummate the Merger is also subject to the fulfillment, or written waiver by Purchaser before the Effective Time of each of the following conditions:

(a) Each of the representations and warranties in Sections 5.02(a)–5.02(f), 5.02(i) and 5.02(t) shall be true and correct in all respects as of the Closing Date. Each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date, with the same effect as though those representations and warranties had been made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty need only be true and correct as of such date), except where the matters in respect of which such representations and warranties are not true and correct, in the aggregate, and without duplication as to materiality (including Material Adverse Effect), have not had or resulted in and would not be reasonably likely to have or result in a Material Adverse Effect.

(b) The Company shall have duly performed and complied in all material respects with all covenants and agreements contained in this Agreement that are required to be performed or complied with by them at or before the Closing.

(c) There shall not have occurred any Material Adverse Effect with respect to the Company.

(d) The Company shall have obtained the consent or approval of each person that is not a Governmental Entity whose consent or approval shall be required in connection with the transactions contemplated hereby under any Material Contract.

(e) The Company shall have delivered to Purchaser a certificate of its chief executive officer or chief financial officer, dated as of the Closing Date, certifying the fulfillment of the conditions specified in Sections 8.03(a)—(d).

(f) No more than ten percent (10%) of the issued and outstanding shares of Company Common Stock shall be Dissenting Shares.

ARTICLE IX

TERMINATION

9.01 Termination. This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned, at any time before the Closing Date, by the Company or Purchaser:

(a) Mutual Agreement. With the mutual written agreement of the parties.

(b) Breach. Upon thirty (30) days’ prior written notice of termination, if there has occurred and is continuing: (i) in the case of Purchaser, a breach by the Company, and in the case of the Company, a breach by Purchaser or Merger Sub, of any representation or warranty contained herein or (ii) in the case of Purchaser, a breach by the Company, and in the case of the Company, a breach by Purchaser or Merger Sub, of any covenant or agreement contained herein; provided that, in the case of each of clauses (i) and (ii), such breach has not been cured within thirty (30) days of receipt of such notice and such breach (under either clause (i) or (ii)) would entitle Purchaser, in the case of a breach by the Company, or the Company, in the case of a breach by Purchaser or Merger Sub, not to consummate the Merger under Article VIII.

(c) Denial of Regulatory Approval. If the approval of any Governmental Entity required for consummation of the Merger or the other transactions contemplated hereby is denied by final, non-appealable action of such Governmental Entity; provided that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the foregoing.

(d) Delay. If the Effective Time has not occurred by the close of business on or before October 31, 2019 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 9.01(d) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Effective Time to occur on or before such date.

(e) Applicable Law; Governmental Restriction; Material Adverse Effect.

(1) Each of the Company and Purchaser will have the right to terminate this Agreement if: (i) any Applicable Law is enacted, entered, promulgated, enforced or issued by any Governmental Entity or other restraint or prohibition is in effect which prevents the consummation of the Merger or (ii) there is a final and non-appealable denial by any Governmental Entity of a consent necessary to consummate the Merger and the transactions contemplated hereby or Purchaser receives notification that a Governmental Entity will, as a condition to its consent to the Merger, impose a Burdensome Condition.

(2) Either party will have the right to terminate this Agreement if any event, change, circumstance or occurrence that, individually or together with any other event, change, circumstance or occurrence, has occurred which has, or would be reasonably likely to have, a Material Adverse Effect with respect to the other party.

(f) Shareholder No Vote; Superior Proposal.

(1) by either Purchaser or the Company if the shareholders of the Company do not approve this Agreement at the Shareholder Meeting or at any adjournment or postponement thereof; provided, however, that the Company may not terminate this Agreement pursuant to this Section 9.01(f)(1) if the Company has not complied with its obligations under Article VII or Section 6.03.

(2) by Purchaser if: (i) the Company shall have breached any of the provisions of Article VII or Section 6.03; (ii) the Board of Directors of the Company or any committee thereof shall have effected a Company Adverse Recommendation Change or shall have taken any other action or made any other statement in connection with the Shareholder Meeting inconsistent with the Company Recommendation or shall have resolved or proposed to do any of the foregoing; (iii) the Board of Directors of the Company or any committee thereof shall have recommended to the shareholders of the Company any Superior Proposal or shall have resolved to do so; or (iv) a tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of the Company is commenced, and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders).

(3) by the Company if prior to the approval and adoption of this Agreement by its shareholders at the Shareholder Meeting, (A) the Company’s Board of Directors has received a Superior Proposal, (B) the Company has complied with Article VII, including the negotiation provisions therein, and, after such negotiations, the Board of Directors of the Company continues reasonably to determine that the Takeover Proposal constitutes a Superior Proposal after giving effect among other things, to the payment of the Termination Fee, and (C) at the time of such termination, Purchaser receives the Termination Fee and the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal.

(g) By the Company pursuant to Section 6.12(a).

9.02 Effect of Termination and Abandonment.

(a) If this Agreement is terminated and the Merger and the transactions contemplated hereby are abandoned, except as otherwise set forth in Section 9.02(b) or elsewhere in this Agreement, no party will have any Liability or further obligation under this Agreement, except that Sections 6.08(c)—6.08(e), this Section 9.02 and Article X, as well as any relevant definitions, will survive termination of this Agreement and remain in full force and effect and except that termination will not relieve a party from Liability for any willful breach by it of this Agreement.

(b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated (i) (A) by the Company or Purchaser pursuant to Section 9.01(f)(1) or (B) by the Company pursuant to Section 9.01(d) or Section 9.01(g), and (C) in the case of each of (i)(A) and (i)(B) a Superior Proposal existed between the date hereof and the date of the termination of this Agreement and, concurrently with or within twelve months after any such termination, the transactions contemplated by such Superior Proposal are consummated or the Company or its Subsidiaries shall enter into any letter of intent, agreement in principle or definitive agreement with respect to such Superior Proposal, (ii) by Purchaser pursuant to Section 9.01(f)(2) or (iii) by the Company pursuant to Section 9.01(f)(3) then, in each case, the Company shall pay to Purchaser the Termination Fee by wire transfer of immediately available funds to an account specified in writing by Purchaser, such payment to be made promptly, but in no event later than (x) in the case of clause (i), the earlier to occur of the transactions contemplated by the Superior Proposal and the entry into such letter of intent, agreement in principle or definitive agreement with respect to such Superior Proposal, (y) in the case of clause (ii), on the first Business Day following such termination, or (z) in the case of clause (iii) concurrent with such termination. The Company acknowledges that the agreements contained in this Section 9.02(b) are an integral part of the transactions contemplated by this Agreement and that without these agreements Purchaser would not enter into this Agreement. The amount payable by Company to Purchaser pursuant to this Section 9.02(b) constitutes liquidated damages and not a penalty and shall be the sole and exclusive remedy of Purchaser with respect to a termination listed in this Section 9.02(b).

ARTICLE X

MISCELLANEOUS

10.01 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.

10.02 Expenses. Except as otherwise expressly set forth herein, all fees and expenses payable in connection with the consummation of the transactions contemplated by this Agreement shall be the sole Liability of the party incurring such expense. In furtherance and not in limitation of the foregoing sentence, other than the Assumed Contract Costs, the Company shall be responsible for all fees and expenses the Company incurs in connection with the consummation of the transactions contemplated by this Agreement including all attorney’s fees, accounting fees, financial advisor fees, and any termination or breakage fees or penalties under any Contracts to which the Company or its Affiliates are a party to.

10.03 Notices. All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given or made when personally delivered or delivered by nationally recognized overnight courier to the addresses set forth below or at such other place or by such other method as such party may specify by notice.

If to the Company, to:

F. & M. Bancorp. of Tomah, Inc.

1001 Superior Avenue

Tomah, WI 54660

Attention: Peter Reichardt

with a copy to:

Godfrey & Kahn, S.C.

833 East Michigan Street

Suite 1800

Milwaukee, WI 53202

Attention: Peter J. Wilder

If to Purchaser or Merger Sub, to:

Citizens Community Bancorp, Inc.

2174 East Ridge Center

Eau Claire, WI 54701

Attention: Stephen Bianchi

with a copy to:

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

Attention: Joseph T. Kinning

10.04 Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company, but, after any such approval, no amendment shall be made which by Law requires further approval by the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

10.05 Governing Law. The execution, interpretation, and performance of this Agreement shall be governed by the laws of the State of Wisconsin without giving effect to any conflict-of-laws provision or rule (whether of the State of Wisconsin or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of Wisconsin. Each party hereto, to the extent it may lawfully do so, hereby submits to the jurisdiction of any court of the State of Wisconsin and the United States District Court for the Western District of Wisconsin, as well as to the jurisdiction of all courts from which an appeal may be taken or other review sought from the aforesaid courts, for the purpose of any Proceeding arising out of such party’s Liabilities under or with respect to this Agreement or any of the agreements, instruments or documents contemplated hereby and expressly waives any and all objections it may have as to venue in any of such courts.

10.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR WITH RESPECT TO THIS AGREEMENT COULD INVOLVE COMPLICATED OR DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) THE PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.06.

10.07 Entire Agreement. This Agreement, together with the Schedules hereto and the Disclosure Letters, contains the entire agreement and understanding among the parties with respect to the subject matter hereof and thereof (and supersedes any prior agreements, arrangements or understandings among any of the parties with respect to the subject matter hereof and thereof), and there are no agreements, arrangements, understandings, representations or warranties which are not set forth herein or therein.

10.08 Binding Effect; Assignment; No Third-Party Beneficiaries. Except as otherwise expressly provided in this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as otherwise expressly provided herein, this Agreement and all rights and Liabilities hereunder may not be assigned by any party hereto except by the prior written consent of (i) the Company, in the case of Purchaser, or (ii) Purchaser, in the case of the Company; provided that Purchaser may assign its right to acquire any asset, its obligation to pay all or part of the consideration or any of its other Liabilities to any wholly-owned Subsidiary without the prior written consent of the other parties hereto if Purchaser agrees to guarantee the performance of any such wholly-owned Subsidiary. The parties intend that this

Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto, except as set forth in Section 6.11(c) and 6.15. Any assignment in contravention of this Section  10.08 is null and void.

10.09 Counterparts. This Agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means, such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

10.10 Specific Performance. The parties hereto acknowledge and agree that (i) monetary damages could not adequately compensate any party hereto in the event of a breach of this Agreement by any other party which results in the failure of any of the transactions contemplated by this Agreement to be consummated by the Outside Date; (ii) the non-breaching party/parties would suffer irreparable harm in the event of such a breach with such an effect; and (iii) the applicable non-breaching party shall have, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement hereof. The parties agree to not seek, and agree to waive, any requirement for the securing or posting of a bond or other security in connection with a party seeking or obtaining any relief pursuant to this Section 10.10.

10.11 Severability. Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but in case any one or more provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, (i) all other provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transaction contemplated hereby is not affected in a manner materially adverse to any party and (ii) the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the transactions contemplated hereby can be consummated as originally contemplated to the greatest extent possible.

10.12 Subsidiary and Affiliate Proceeding. Wherever a party has an obligation under this Agreement to “cause” a Subsidiary or other Affiliate of such party or any such Subsidiary’s or other Affiliate’s Representatives to take, or refrain from taking, any action, or such action that may be necessary, to accomplish the purposes of this Agreement, such obligation of such party shall be deemed to include an undertaking on the part of such party to cause such Subsidiary or other Affiliate to take such action. Wherever this Agreement provides that a Subsidiary or other Affiliate of a party has an obligation to act or refrain from taking any action, such party shall be deemed to have an obligation under this Agreement to cause such Subsidiary or other Affiliate, or any such Subsidiary’s or other Affiliate’s Representatives to take, or refrain from taking, the action, or such action as may be necessary to accomplish the purposes of this Agreement. To the extent necessary or appropriate to give meaning or effect to the provisions of this Agreement or to accomplish the purposes of this Agreement, Purchaser and the Company, as the case may be, shall be deemed to have an obligation under this Agreement to cause any Subsidiary thereof to take, or refrain from taking, any action, and to cause such Subsidiary’s Representatives to take, or refrain from taking, any action, otherwise contemplated herein. Any failure by an Affiliate of Purchaser or the Company to act or refrain from taking any action contemplated by this Agreement shall be deemed to be a breach of this Agreement by Purchaser or the Company, respectively.

10.13 Deadlines. If the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day other than a Business Day, the time period for giving such notice or taking such action shall be extended through the next Business Day following that day.

10.14 Scope of Agreements. This Agreement shall not create any partnership, joint venture or other similar arrangement between the Company or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand.

10.15 Waivers and Consents. Any waiver, permission, consent or approval of any kind relating to any breach or default under this Agreement, or any waiver of any provision or condition of this Agreement, shall be effective only to the extent specifically set forth in writing. Notwithstanding any provision set forth herein, no party hereto shall be required to take any action or refrain from taking any action that would cause it to violate any Applicable Law.

10.16 Remedies. Except as otherwise expressly provided herein, no failure to exercise or delay in exercising any right or remedy in connection with this Agreement will effect a waiver of that right or remedy. No single or partial exercise of any right or remedy in connection with this Agreement will preclude any other or further exercise of that right or remedy or any other right or remedy. Except as otherwise expressly provided, the rights and remedies in connection with this Agreement are cumulative and not exhaustive.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

CITIZENS COMMUNITY BANCORP, INC.

By:	/s/ Stephen M. Bianchi
Name:	Stephen M. Bianchi
Title:	Chairman, President & Chief Executive Officer

F&M MERGER SUB, INC.

By:	/s/ Stephen M. Bianchi
Name:	Stephen M. Bianchi
Title:	President & Chief Executive Officer

F. & M. BANCORP. OF TOMAH, INC.

By:	/s/ Peter A. Reichardt
Name:	Peter A. Reichardt
Title:	President & Chief Executive Officer

[Signature Page to Merger Agreement]

NOTE TO AGREEMENT AND PLAN OF MERGER

The following Exhibits to the Agreement and Plan of Merger have been omitted from this Annex A. The form of Voting Agreement can be reviewed in its entirety by referencing the Current Report on Form 8-K filed by Citizens on January 21, 2019:

Exhibit A	Voting Agreement
Exhibit B	Bank Merger Agreement
Exhibit C	Retention Bonus Agreement

ANNEX B

OPINION OF OAK RIDGE FINANCIAL SERVICES GROUP, INC.

January 21, 2019

Board of Directors

F. & M. Bancorp of Tomah, Inc.

1001 Superior Avenue

Tomah, WI 54660

Members of the Board of Directors:

We understand that F. & M. Bancorp. of Tomah, Inc., a Wisconsin corporation, (the “Company”) and Citizens Community Bancorp, Inc., a Maryland corporation (the “Purchaser”) propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which, among other things, Purchaser will purchase for a combination of stock and cash all of the issued and outstanding common stock of the Company for the Merger Consideration, subject to adjustment, as defined in the Agreement. The terms and conditions of the transaction contemplated by the Agreement (the “Merger”) are more fully set forth in the Agreement. All capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Agreement.

You have requested our opinion that the Merger Consideration, to be received by Company’s shareholders is fair to the shareholders, from a financial point of view. For purposes of our Opinion, we reviewed the estimated Merger Consideration to be received at closing which estimate was provided by the Company.

The Company engaged The Oak Ridge Financial Service Group, Inc. on May 15, 2018 (the “Engagement”) as exclusive financial advisor in the sale of the Company and if requested, render a Fairness Opinion to the Company’s Board of Directors. In connection with our review of the Merger, and in arriving at our opinion, we have:

•	Reviewed drafts of the Agreement, the most recent received on January 18, 2019, including the financial terms of the draft of the Agreement received;

•

Reviewed and analyzed historical financial and other corporate data relating to the business, earnings, assets, liabilities and shareholders’ equity of the Company and Farmers and Merchants Bank, the wholly owned subsidiary of Company (the “Bank”) that was publicly available;

•

Reviewed and analyzed certain information, including corporate and financial data, relating to the business, earnings, assets, liabilities, forecasts and prospects of the Company and the Bank and information pertaining to the Company’s failed attempt to sell in 2014, info that was furnished to us by the Company;

•

Conducted discussions with senior management of the Company concerning the matters described in items (2) and (3) above, as well as their business and prospects before and after giving effect to the Merger pursuant to the Agreement and the process and considerations they reviewed in entering into the Agreement;

•	Reviewed and analyzed historical financial and other corporate data with respect to the Purchaser that was publicly available or furnished to us by the Purchaser;

•

Conducted discussions with senior management of Purchaser concerning the matters described in clause (5) above, as well as its ability to finance the transaction and its business and prospects before and after giving effect to the Transaction pursuant to the Agreement;

•	Reviewed and discussed with Company’s management and Board the estimated Merger Consideration and the estimated Closing Date Equity Amount;

•	Reviewed the current and historically reported trading activity information for certain other companies deemed by us to be comparable to the Purchaser;

•	Compared the financial performance of the Purchaser with that of certain publicly-traded companies that we deemed relevant;

•	Reviewed the current and historically reported trading activity information for certain other companies deemed by us to be comparable to the Company;

•	Compared the financial performance of the Company with that of certain publicly-traded companies that we deemed relevant;

•	Reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant; and

•	Prepared and reviewed discount dividend valuation analysis utilizing industry standards.

In addition, we have reviewed additional information, conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

In connection with our review and in rendering our opinion, we have, with your consent, relied upon and assumed the accuracy, completeness and fairness of all information that was publicly available or was furnished by you, or otherwise made available, to us or discussed with or reviewed by us, including all financial, accounting, tax, regulatory and legal information, and we have not made (and have not assumed any responsibility for) any independent verification of such information. We have assumed, in reliance upon the assurances of the management of the Company, that the information provided to us has been prepared on a reasonable basis in accordance with industry practice, and such information reflects the best currently available estimates and judgment of management and that management is not aware of any facts or circumstances that would make such information inaccurate, incomplete or misleading. With respect to the financial forecasts, estimates and other financial information utilized in our analyses, we have been advised by the management of the Company, and at the direction of the Company, we have assumed that they have been prepared on a reasonable basis in accordance with industry practice. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no responsibility for, and express no view or opinion as to, such financial forecasts, estimates, forward-looking information or other information used in our analyses or the judgments or assumptions on which they were based. We have relied on the assumptions of the management of the Company as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis, (ii) each party to the Agreement will fully and timely perform all of the covenants and agreements required to be performed by that party, (iii) the Merger pursuant to the Agreement will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger pursuant to the Agreement will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that the Merger pursuant to the Agreement will be consummated in compliance with all applicable laws and that all the necessary regulatory approvals and consents required for the Merger pursuant to the Agreement will be obtained, without amendment or waiver of any material terms or conditions, and that, in the course of obtaining any necessary legal, regulatory or third party consents, approvals or agreements for the Merger pursuant to the Agreement and related Merger, no delay, limitation or restriction, including any divestiture or other requirements, will be imposed or action will be taken that will have an adverse effect on the Company or the Merger pursuant to the Agreement.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or any other entity, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We have also assumed that neither the Company nor the Purchaser is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or sale, divestiture or spin-off, other than the Merger pursuant to the Agreement.

This opinion is necessarily based upon the information available to us and on economic, market, financial and other conditions, facts and circumstances as they exist and are subject to evaluation on the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof.

We will receive a fee for rendering this opinion that is not contingent upon the consummation of the Merger pursuant to the Agreement or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We may, in the future, provide investment banking and financial advisory services to the Company, Purchaser or other entities, for which we would expect to receive compensation.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Merger pursuant to the Agreement and is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how that shareholder should act or vote or make any election with respect to the Merger pursuant to the Agreement or any other matter. This opinion may not be disclosed, referred to, published or otherwise used (in whole or in part), nor may any public references to us be made, without our prior written approval, except that this opinion may be referred to or a copy of this opinion may be included in its entirety in any proxy or information statement to be delivered to the shareholders of the Company in connection with the Merger or any regulatory filing of the Company or Purchaser required in connection with the Merger. This opinion has been issued pursuant to our engagement letter consummated May 15, 2018 and has been approved for issuance by the Opinion Committee of The Oak Ridge Financial Services Group, Inc.

This opinion addresses solely the fairness, from a financial point of view of the Merger Consideration, defined by Oak Ridge, pursuant to the Agreement and does not address any other terms or agreement relating to the Merger pursuant to the Agreement, any other terms of the Agreement or other transactions contemplated. We were not requested to opine as to, and this opinion does not address, the underlying business decision of the Company to enter into the Agreement and to proceed with or effect the Merger pursuant to the Agreement, the merits of the Merger pursuant to the Agreement relative to any alternative transaction or business strategy that may be available to the Company, Purchaser’s ability to fund the Per Share Merger Consideration or the form of the Agreement or the terms set forth in the Agreement. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger pursuant to the Agreement or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the shareholders of Company pursuant to the Agreement is fair, from a financial point of view, to the Company and to the Company’s shareholders.

Sincerely,

The Oak Ridge Financial Services Group, Inc.

ANNEX C

SECTIONS 180.1301 TO 180.1331 OF THE WISCONSIN BUSINESS CORPORATION LAW

180.1301. Definitions.

(1) “Beneficial shareholder” means a person who is a beneficial owner of shares held by a nominee as the shareholder.

(1m) “Business combination” has the meaning given in s. 180.1130 (3).

(2) “Corporation” means the issuer corporation or, if the corporate action giving rise to dissenters’ rights under s. 180.1302 is a merger or share exchange that has been effectuated, the surviving domestic corporation or foreign corporation of the merger or the acquiring domestic corporation or foreign corporation of the share exchange.

(3) “Dissenter” means a shareholder or beneficial shareholder who is entitled to dissent from corporate action under s. 180.1302 and who exercises that right when and in the manner required by ss. 180.1320 to 180.1328.

(4) “Fair value”, with respect to a dissenter’s shares other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. “Fair value”, with respect to a dissenter’s shares in a business combination, means market value, as defined in s. 180.1130 (9) (a) 1. to 4.

(5) “Interest” means interest from the effectuation date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all of the circumstances.

(6) “Issuer corporation” means a domestic corporation that is the issuer of the shares held by a dissenter before the corporate action.

180.1302. Right to dissent.

(1) Except as provided in sub. (4) and s. 180.1008 (3), a shareholder or beneficial shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the issuer corporation is a party if any of the following applies:

1. Shareholder approval is required for the merger by s. 180.1103 or by the articles of incorporation.

2. The issuer corporation is a subsidiary that is merged with its parent under s. 180.1104.

3. The issuer corporation is a parent that is merged with its subsidiary under s. 180.1104. This subdivision does not apply if all of the following are true:

a. The articles of incorporation of the surviving corporation do not differ from the articles of incorporation of the parent before the merger, except for amendments specified in s. 180.1002 (1) to (9).

b. Each shareholder of the parent whose shares were outstanding immediately before the effective time of the merger holds the same number of shares with identical designations, preferences, limitations, and relative rights, immediately after the merger.

c. The number of voting shares, as defined in s. 180.1103 (5) (a) 2., outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of voting shares of the parent outstanding immediately before the merger.

d. The number of participating shares, as defined in s. 180.1103 (5) (a) 1., outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20 percent the total number of participating shares of the parent outstanding immediately before the merger.

(b) Consummation of a plan of share exchange if the issuer corporation’s shares will be acquired, and the shareholder or the shareholder holding shares on behalf of the beneficial shareholder is entitled to vote on the plan.

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the issuer corporation other than in the usual and regular course of business, including a sale in dissolution, but not including any of the following:

1. A sale pursuant to court order.

2. A sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

(cm) Consummation of a plan of conversion.

(d) Except as provided in sub. (2), any other corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that the voting or nonvoting shareholder or beneficial shareholder may dissent and obtain payment for his or her shares.

(2) Except as provided in sub. (4) and s. 180.1008 (3), the articles of incorporation may allow a shareholder or beneficial shareholder to dissent from an amendment of the articles of incorporation and obtain payment of the fair value of his or her shares if the amendment materially and adversely affects rights in respect of a dissenter’s shares because it does any of the following:

(a) Alters or abolishes a preferential right of the shares.

(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c) Alters or abolishes a preemptive right of the holder of shares to acquire shares or other securities.

(d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e) Reduces the number of shares owned by the shareholder or beneficial shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under s. 180.0604.

(3) Notwithstanding sub. (1) (a) to (c), if the issuer corporation is a statutory close corporation under ss. 180.1801 to 180.1837, a shareholder of the statutory close corporation may dissent from a corporate action and obtain payment of the fair value of his or her shares, to the extent permitted under sub. (1) (d) or (2) or s. 180.1803, 180.1813 (1) (d) or (2) (b), 180.1815 (3) or 180.1829 (1) (c).

(3m) Notwithstanding any other provision of this section, if the issuer corporation has become a benefit corporation under s. 204.104 (1) or (2), a shareholder of the benefit corporation may dissent from the amendment of the articles or the fundamental transaction to become a benefit corporation and obtain payment of the fair value of his or her shares, as provided in s. 204.104 (3). “Fair value” as used in this subsection means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable and not reduced by lack of marketability or minority discounts.

(4) Unless the articles of incorporation provide otherwise, subs. (1) and (2) do not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date fixed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.

(5) Except as provided in s. 180.1833, a shareholder or beneficial shareholder entitled to dissent and obtain payment for his or her shares under ss. 180.1301 to 180.1331 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder, beneficial shareholder or issuer corporation.

180.1303. Dissent by shareholders and beneficial shareholders.

(1) A shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a shareholder who under this subsection asserts dissenters’ rights as to fewer than all of the shares registered in his or her name are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if the beneficial shareholder does all of the following:

(a) Submits to the corporation the shareholder’s written consent to the dissent not later than the time that the beneficial shareholder asserts dissenters’ rights.

(b) Submits the consent under par. (a) with respect to all shares of which he or she is the beneficial shareholder.

180.1320. Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders and beneficial shareholders are or may be entitled to assert dissenters’ rights under ss. 180.1301 to 180.1331 and shall be accompanied by a copy of those sections.

(2) If corporate action creating dissenters’ rights under s. 180.1302 is authorized without a vote of shareholders, the corporation shall notify, in writing and in accordance with s. 180.0141, all shareholders entitled to assert dissenters’ rights that the action was authorized and send them the dissenters’ notice described in s. 180.1322.

180.1321. Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is submitted to a vote at a shareholders’ meeting, a shareholder or beneficial shareholder who wishes to assert dissenters’ rights shall do all of the following:

(a) Deliver to the issuer corporation before the vote is taken written notice that complies with s. 180.0141 of the shareholder’s or beneficial shareholder’s intent to demand payment for his or her shares if the proposed action is effectuated.

(b) Not vote his or her shares in favor of the proposed action.

(2) A shareholder or beneficial shareholder who fails to satisfy sub. (1) is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.

180.1322. Dissenters’ notice.

(1) If proposed corporate action creating dissenters’ rights under s. 180.1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders and beneficial shareholders who satisfied s. 180.1321.

(2) The dissenters’ notice shall be sent no later than 10 days after the corporate action is authorized at a shareholders’ meeting or without a vote of shareholders, whichever is applicable. The dissenters’ notice shall comply with s. 180.0141 and shall include or have attached all of the following:

(a) A statement indicating where the shareholder or beneficial shareholder must send the payment demand and where and when certificates for certificated shares must be deposited.

(b) For holders of uncertificated shares, an explanation of the extent to which transfer of the shares will be restricted after the payment demand is received.

(c) A form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he or she acquired beneficial ownership of the shares before that date.

(d) A date by which the corporation must receive the payment demand, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters’ notice is delivered.

(e) A copy of ss. 180.1301 to 180.1331.

180.1323. Duty to demand payment.

(1) A shareholder or beneficial shareholder who is sent a dissenters’ notice described in s. 180.1322, or a beneficial shareholder whose shares are held by a nominee who is sent a dissenters’ notice described in s. 180.1322, must demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters’ notice under s. 180.1322 (2) (c). A shareholder or beneficial shareholder with certificated shares must also deposit his or her certificates in accordance with the terms of the notice.

(2) A shareholder or beneficial shareholder with certificated shares who demands payment and deposits his or her share certificates under sub. (1) retains all other rights of a shareholder or beneficial shareholder until these rights are canceled or modified by the effectuation of the corporate action.

(3) A shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set in the dissenters’ notice, or a shareholder or beneficial shareholder with certificated shares who does not deposit his or her share certificates where required and by the date set in the dissenters’ notice, is not entitled to payment for his or her shares under ss. 180.1301 to 180.1331.

180.1324. Restrictions on uncertificated shares.

(1) The issuer corporation may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the corporate action is effectuated or the restrictions released under s. 180.1326.

(2) The shareholder or beneficial shareholder who asserts dissenters’ rights as to uncertificated shares retains all of the rights of a shareholder or beneficial shareholder, other than those restricted under sub. (1), until these rights are canceled or modified by the effectuation of the corporate action.

180.1325. Payment.

(1) Except as provided in s. 180.1327, as soon as the corporate action is effectuated or upon receipt of a payment demand, whichever is later, the corporation shall pay each shareholder or beneficial shareholder who has complied with s. 180.1323 the amount that the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(2) The payment shall be accompanied by all of the following:

(a) The corporation’s latest available financial statements, audited and including footnote disclosure if available, but including not less than a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any.

(b) A statement of the corporation’s estimate of the fair value of the shares.

(c) An explanation of how the interest was calculated.

(d) A statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the payment.

(e) A copy of ss. 180.1301 to 180.1331.

180.1326. Failure to take action.

(1) If an issuer corporation does not effectuate the corporate action within 60 days after the date set under s. 180.1322 for demanding payment, the issuer corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the issuer corporation effectuates the corporate action, the corporation shall deliver a new dissenters’ notice under s. 180.1322 and repeat the payment demand procedure.

180.1327. After-acquired shares.

(1) A corporation may elect to withhold payment required by s. 180.1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date specified in the dissenters’ notice under s. 180.1322 (2) (c) as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent that the corporation elects to withhold payment under sub. (1) after effectuating the corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under s. 180.1328 if the dissenter is dissatisfied with the offer

180.1328. Procedure if dissenter dissatisfied with payment or offer.

(1) A dissenter may, in the manner provided in sub. (2), notify the corporation of the dissenter’s estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment received under s. 180.1325, or reject the offer under s. 180.1327 and demand payment of the fair value of his or her shares and interest due, if any of the following applies:

(a) The dissenter believes that the amount paid under s. 180.1325 or offered under s. 180.1327 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

(b) The corporation fails to make payment under s. 180.1325 within 60 days after the date set under s. 180.1322 for demanding payment.

(c) The issuer corporation, having failed to effectuate the corporate action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set under s. 180.1322 for demanding payment.

(2) A dissenter waives his or her right to demand payment under this section unless the dissenter notifies the corporation of his or her demand under sub. (1) in writing within 30 days after the corporation made or offered payment for his or her shares. The notice shall comply with s. 180.0141.

180.1330. Court action.

(1) If a demand for payment under s. 180.1328 remains unsettled, the corporation shall bring a special proceeding within 60 days after receiving the payment demand under s. 180.1328 and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not bring the special proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall bring the special proceeding in the circuit court for the county where its principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall bring the special proceeding in the county in this state in which was located the registered office of the issuer corporation that merged with or whose shares were acquired by the foreign corporation.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding shall be served with a copy of the petition as provided in s. 801.14.

(4) The jurisdiction of the court in which the special proceeding is brought under sub. (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. An appraiser has the power described in the order appointing him or her or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the special proceeding is entitled to judgment for any of the following:

(a) The amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation.

(b) The fair value, plus accrued interest, of his or her shares acquired on or after the date specified in the dissenter’s notice under s. 180.1322 (2) (c), for which the corporation elected to withhold payment under s. 180.1327.

180.1331. Court costs and counsel fees.

(1)

(a) Notwithstanding ss. 814.01 to 814.04, the court in a special proceeding brought under s. 180.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and shall assess the costs against the corporation, except as provided in par. (b).

(b) Notwithstanding ss. 814.01 and 814.04, the court may assess costs against all or some of the dissenters, in amounts that the court finds to be equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under s. 180.1328.

(2) The parties shall bear their own expenses of the proceeding, except that, notwithstanding ss. 814.01 to 814.04, the court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts that the court finds to be equitable, as follows:

(a) Against the corporation and in favor of any dissenter if the court finds that the corporation did not substantially comply with ss. 180.1320 to 180.1328.

(b) Against the corporation or against a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) Notwithstanding ss. 814.01 to 814.04, if the court finds that the services of counsel and experts for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel and experts reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 2-405.2 of the Maryland General Corporation Law (“MGCL”) permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation or its stockholders for monetary damages except: (1) to the extent it is proven that the director or officer actually received an improper benefit or profit, for the amount of the improper benefit or profit; or (2) to the extent a final judgment or adjudication against the director or officer is based on a determination that the director’s or officer’s act or failure to act was the result of active and deliberate dishonesty and was material to the cause of action against the director or officer. The Registrant’s charter contains such a provision, thereby eliminating the liability of its directors and officers to the maximum extent permitted by Maryland law.

Section 2-418 of the MGCL permits a Maryland corporation to indemnify a director or officer who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the director or officer had reason to believe that his or her conduct was unlawful. The MGCL provides that, where a director or officer is a defendant in a proceeding by or on behalf of the corporation, the director or officer may not be indemnified if he or she is found liable to the corporation. The MGCL also provides that a director or officer may not be indemnified in respect of any proceeding alleging improper personal benefit in which he or she was found liable on the grounds that personal benefit was improperly received. A director or officer found liable to the corporation in a proceeding by or on behalf of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification of expenses if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

Section 2-418 of the MGCL provides that, unless limited by the charter of a Maryland corporation, a director or an officer who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses incurred. Section 2-418 also provides that a Maryland corporation may advance reasonable expenses to a director or an officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter provides for indemnification of current and former directors and officers, whether serving us or at our request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law.

Our directors and officers are covered by directors’ and officers’ liability insurance under which they are insured against certain liabilities.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1	Agreement and Plan of Merger Between Citizens Community Bancorp, Inc., F&M Merger Sub, Inc. and F. & M. Bancorp. of Tomah, Inc., dated January 21, 2019 (incorporated by reference to Exhibit 2.1 to Citizens’ current report on Form 8-K filed on January 22, 2019 (File No. 001-33003)).**

3.1	Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form SB-2 filed on June 30, 2006 (File No. 333-135527) pursuant to Section 5 of the Securities Act of 1933).

3.2	Articles of Amendment to the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2012 (File No. 001-33003)).

3.3	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form SB-2 filed on June 30, 2006 (File No. 333-135527)).

3.4	Amendment to the Bylaws of the Registrant (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on December 26, 2013 (File No. 001-33003)).

4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.0 to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (Registration Number 333-135527)).

5.1	Opinion of Venable LLP.

23.1	Consent of Venable LLP (included in Exhibit 5.1).

23.2	Consent of Baker Tilly Virchow Krause, LLP

23.3	Consent of CliftonLarsonAllen, LLP.

24.1	Power of Attorney (included on the signature page to this Registration Statement).

99.1	Form of Proxy Card

99.2	Consent of The Oak Ridge Financial Services Group, Inc.

99.3	Form of Voting Agreement (incorporated by reference to Exhibit 99.1 to Citizens’ current report on Form 8-K filed on January 22, 2019 (File No. 001-33003)).

*	To be filed by amendment.
**

Pursuant to Item 601(b)(2) of Regulation S-K, the registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request. A list of omitted exhibits to the Agreement and Plan of Merger appears at the end of Annex A.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

1.

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

6.

That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

8.

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

9.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eau Claire, State of Wisconsin, on the 24th day of April, 2019.

CITIZENS COMMUNITY BANCORP, INC.

By	/s/ Stephen M. Bianchi
Stephen M. Bianchi
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Stephen M. Bianchi and James S. Broucek, and each of them, his or her true and lawful attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all annexes and exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done and hereby ratifying and confirming all that each of said attorney-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen M. Bianchi Stephen M. Bianchi	President and Chief Executive Officer, Chairman of the Board (Principal Executive Officer)	April 24, 2019

/s/ James S. Broucek James S. Broucek	Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	April 24, 2019

/s/ Richard McHugh Richard McHugh	Lead Director	April 24, 2019

/s/ Kristin M. Bourget Kristina M. Bourget	Director	April 24, 2019

/s/ Francis E. Felber Francis E. Felber	Director	April 24, 2019

/s/ James R. Lang James R. Lang	Director	April 24, 2019

/s/ James D. Moll James D. Moll	Director	April 24, 2019

Signature	Title	Date

/s/ Timothy L. Olson Timothy L. Olson	Director	April 24, 2019

/s/ Michael L. Swenson Michael L. Swenson	Director	April 24, 2019